


SEC Mail Processing Section
RECEIVED
APR 06 2011
WASH. D.C.
200

NOTICE OF 2011 ANNUAL STOCKHOLDERS MEETING

PROXY STATEMENT

2010 FORM 10-K ANNUAL REPORT



CLOUD PEAK ENERGY®


CLOUD PEAK
ENERGY®

CLOUD PEAK ENERGY INC.
505 South Gillette Avenue
Gillette, Wyoming 82716

April 7, 2011

Dear Fellow Stockholder:

It is our pleasure to invite you to attend Cloud Peak Energy Inc.'s 2011 Annual Meeting of Stockholders. The 2011 Annual Meeting of Stockholders will be held on Wednesday, May 18, 2011 at 9:00 a.m. Mountain Time, at the Best Western Tower West Lodge, 109 North U.S. Highway 14-16, Gillette, Wyoming 82716.

In connection with the 2011 Annual Meeting of Stockholders, we have enclosed our Notice of Annual Meeting and Proxy Statement describing the business items we plan to address at the meeting, as well as a copy of our annual report on Form 10-K for the year ended December 31, 2010. We also will present a brief report on our business and respond to your questions.

Your vote is very important. It is important that beneficial owners instruct their brokers on how they want to vote their shares. Please take the time to cast your vote regardless of the number of shares you own. Many of you will have the option to cast your proxy vote by telephone or via the Internet. These are quick, cost-effective and easy ways for you to submit your proxy. If you vote by telephone or via the Internet, you do not need to return the enclosed proxy card by mail. If you prefer to vote by mail, please sign, date and return the enclosed proxy card in the postage-paid envelope provided.

A copy of our 2010 Annual Corporate Report is also enclosed. The 2010 Annual Corporate Report is not part of the proxy soliciting material enclosed with this letter. The 2010 Annual Corporate Report is also available on our website at *www.cloudpeakenergy.com*, in the "News—Publication" section.

We look forward to seeing you on May 18th.

Sincerely,

Keith Bailey	Colin Marshall
Chairman of the Board	*President, Chief Executive Officer and Director*


CLOUD PEAK
ENERGY®

CLOUD PEAK ENERGY INC.
505 South Gillette Avenue
Gillette, Wyoming 82716

April 7, 2011

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 18, 2011**

As a stockholder of Cloud Peak Energy Inc., a Delaware corporation, you are hereby given notice of, and invited to attend in person or by proxy, Cloud Peak Energy Inc.'s 2011 Annual Meeting of Stockholders. The 2011 Annual Meeting of Stockholders will be held at the **Best Western Tower West Lodge, 109 North U.S. Highway 14-16, Gillette, Wyoming 82716, on Wednesday, May 18, 2011, at 9:00 a.m. Mountain Time**, for the following purposes:

1. To elect two Class II members of the Board of Directors of Cloud Peak Energy Inc. (the "Board") named in the Proxy Statement, each for a term of three years;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2011 fiscal year;
3. To approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in the Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (the "SEC");
4. To approve, on an advisory basis, the frequency of the say-on-pay vote among the following options: every year, every two years or every three years;
5. To approve the amendment to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan to (i) increase the number of shares authorized for issuance thereunder and (ii) revise the method by which the number of available shares is determined;
6. To re-approve the performance objectives under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan, in accordance with the periodic re-approval requirements of Section 162(m) of the Internal Revenue Code;
7. To approve the Cloud Peak Energy Inc. Employee Stock Purchase Plan; and
8. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

The Board has fixed the close of business on March 25, 2011 as the record date for the determination of stockholders entitled to notice of and to vote at the 2011 Annual Meeting of Stockholders and any adjournment or postponement thereof.

Pursuant to rules promulgated by the SEC, we have elected to provide access to our proxy materials by sending you this full set of proxy materials, including a proxy card. Our annual report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K") (which we are distributing in lieu of a separate annual report to stockholders) is included with this Notice of Annual Meeting and Proxy Statement, and is not a part of our proxy solicitation materials. The enclosed Notice of Annual Meeting and Proxy Statement and the Form 10-K, are available on our website at *www.cloudpeakenergy.com*, in the "SEC Filings" subsection of the "Investor Relations" section. Additionally, you may access our Proxy Statement and the Form 10-K at *http://www.edocumentview.com/CLD*.

Most stockholders have a choice of submitting a proxy (1) via the Internet, (2) by telephone, or (3) by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you.

Your vote is important. We urge you to review the accompanying Proxy Statement carefully and to submit your proxy as soon as possible so that your shares will be represented at the meeting.

Thank you for your continued interest and support.

By Order of the Board of Directors,



Amy Stefonick
Corporate Secretary

PROXY STATEMENT TABLE OF CONTENTS

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CLOUD PEAK
ENERGY®

CLOUD PEAK ENERGY INC.
505 South Gillette Avenue
Gillette, Wyoming 82716

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 18, 2011

This Proxy Statement is being furnished to you in connection with the solicitation of proxies by the Board of Directors of Cloud Peak Energy Inc. (the "Board") for use at Cloud Peak Energy Inc.'s 2011 Annual Meeting of Stockholders. In this Proxy Statement, references to "Cloud Peak Energy," the "company," "we," "us," "our" and similar expressions refer to Cloud Peak Energy Inc., unless the context of a particular reference provides otherwise. Although we refer to our website and other websites in this Proxy Statement, the information contained on our website or other websites is not a part of this Proxy Statement.

GENERAL INFORMATION

2011 Annual Meeting Date and Location

Our 2011 Annual Meeting of Stockholders will be held on Wednesday, May 18, 2011, at 9:00 a.m. Mountain Time at the Best Western Tower West Lodge, 109 North U.S. Highway 14-16, Gillette, Wyoming 82716, or at such other time and place to which the meeting may be adjourned or postponed. References in this Proxy Statement to the 2011 Annual Meeting of Stockholders also refer to any adjournments, postponements or changes in location of the meeting, to the extent applicable.

Delivery of Proxy Materials

Mailing Date

The approximate date on which this Notice of Annual Meeting and Proxy Statement are first being sent or given to stockholders is April 7, 2011.

Stockholders Sharing an Address

Registered Stockholders—Each registered stockholder (meaning you own shares in your own name on the books of our transfer agent, Computershare Investor Services) will receive one copy per account of each of our Notice of Annual Meeting and Proxy Statement and our annual report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the "SEC") on February 25, 2011 (the "Form 10-K") regardless of whether you have the same address as another registered stockholder.

Street Name Stockholders—If your shares are held in "street name" (that is, in the name of a bank, broker or other holder of record), applicable rules permit brokerage firms and our company, under certain circumstances, to send one Notice of Annual Meeting and Proxy Statement and the Form 10-K to multiple stockholders who share the same address. This practice is known as "householding." Householding saves printing and postage costs by reducing duplicate mailings. If you hold your shares through a broker, you may have consented to reducing the number of copies of materials delivered to your address. In the event that you wish to revoke a "householding" consent you previously provided to a broker, you must contact that broker to revoke your consent. In addition, if you wish to receive an additional Notice of Annual Meeting and Proxy Statement for the 2011 Annual Meeting of Stockholders, you may find these materials on our website at *www.cloudpeakenergy.com*, in the "SEC Filings" subsection of the "Investor Relations" section, or you may contact your broker directly. If your household is receiving multiple copies of our Notice of Annual Meeting and Proxy Statement and the Form 10-K and you wish to request delivery of a single copy, you should contact your broker directly.

Electronic Access and Electronic Delivery Option

This Notice of Annual Meeting and Proxy Statement and the Form 10-K are available on our website at *www.cloudpeakenergy.com*, in the "SEC Filings" subsection under the "Investor Relations" section. Instead of receiving paper copies of proxy materials by mail, many stockholders can elect to receive an e-mail message that will provide a link to those documents on the Internet. By opting to access your proxy materials via the Internet, you will gain faster access to your proxy materials, save the company the cost of producing and mailing documents to you and reduce the amount of mail you receive.

Stockholders of record may enroll in the electronic proxy materials access option for future annual meetings of stockholders by registering online with our transfer agent at *www.computershare.com*. Street name stockholders who wish to enroll for electronic access should review the information provided to them by their bank or broker with their proxy materials.

Voting

Stockholders Entitled to Vote

The record date for determining the common stockholders entitled to notice of and to vote at the meeting and any adjournment or postponement thereof was the close of business on March 25, 2011, at which time we had issued and outstanding 60,957,138 shares of common stock, which were held by approximately 1,436 holders of record. Please refer to "Security Ownership of Management and Principal Stockholders" for information about common stock beneficially owned by our directors, executive officers and principal stockholders as of the date indicated in such section. Stockholders of record are entitled to one vote for each share of common stock owned as of the record date. The officer of the company who is in charge of the stock ledger of Cloud Peak Energy will prepare, at least ten days prior to the 2011 Annual Meeting of Stockholders, a complete list of the stockholders entitled to vote at the meeting. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting during ordinary business hours at our principal executive offices located at 505 South Gillette Avenue, Gillette, Wyoming 82716. The list will also be available at the 2011 Annual Meeting of Stockholders for inspection by any stockholder who is present.

Voting of Proxies by Management Proxy Holders

The Board has appointed Mr. Bryan Pechersky, our Senior Vice President and General Counsel, and Ms. Amy Stefonick, our Corporate Secretary, as the management proxy holders for the 2011 Annual Meeting of Stockholders. Your shares will be voted by the management proxy holders in accordance with the instructions on the proxy card that you properly execute and submit. For stockholders who return their proxy card without indicating how to vote their shares, the proxy will be voted as the Board recommends, which is:

- *Proposal I (Election of Directors)*—**FOR** the election of each of the persons named under "PROPOSAL I—ELECTION OF DIRECTORS" as nominees for election as Class II directors;
- *Proposal II (Ratification of the Appointment of Independent Auditors)*—**FOR** the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (independent auditors) for fiscal year 2011;

- *Proposal III (Advisory Vote on Compensation of Named Executive Officers)*—**FOR** the approval, on an advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC;
- *Proposal IV (Advisory Vote on Frequency of Say-on-Pay Votes)*—**FOR choice 1** (an advisory vote on the compensation of the company's named executive officers set forth in the company's proxy statement every year);
- *Proposal V (Amendment to Cloud Peak Energy Inc. 2009 Long Term Incentive Plan)*—**FOR** the adoption and approval of the amendment to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan to (i) increase the number of shares authorized for issuance thereunder and (ii) revise the method by which the number of available shares is determined;
- *Proposal VI (Section 162(m) Re-Approval of Performance Objectives under Cloud Peak Energy Inc. 2009 Long Term Incentive Plan)*—**FOR** the re-approval of the material terms of the current performance objectives set forth within the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan; and
- *Proposal VII (Approval of Cloud Peak Energy Inc. Employee Stock Purchase Plan)*—**FOR** the adoption and approval of the Cloud Peak Energy Inc. Employee Stock Purchase Plan.

As of the date of printing this Proxy Statement, the Board is not aware of any other business or nominee to be presented or voted upon at the 2011 Annual Meeting of Stockholders. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the management proxy holders discretionary authority to vote the proxies in accordance with their best judgment in the interest of the company.

Quorum; Required Votes; Majority Voting Policy for Directors

The holders of a majority of the voting power of the issued and outstanding stock of the company entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the 2011 Annual Meeting of Stockholders. Each vote represented at the meeting in person or by proxy will be counted toward a quorum. Abstentions and "broker non-votes" are counted as present at the annual meeting for purposes of determining whether a quorum is present. If a quorum is not present, the meeting may be adjourned or postponed from time to time until a quorum is obtained.

Under the current rules of the New York Stock Exchange ("NYSE"), brokers holding shares of record for a customer have the discretionary authority to vote on certain proposals if the brokers do not receive timely instructions from the customer regarding how the customer wants the shares voted. However, there are also certain proposals for which brokers do not have discretionary authority to vote, even if they do not receive timely instructions from the customer. When a broker does not have discretion to vote on a particular matter and the customer has not given timely instructions on how the broker should vote, a "broker non-vote" results. Brokers have discretionary authority to vote on the proposal related to the ratification of PricewaterhouseCoopers LLP as the company's independent auditor in the absence of timely instructions from their customers. However, brokers do not have discretionary authority in the absence of timely instructions from their customers to vote on any of the other matters that will be considered at the 2011 Annual Meeting of Stockholders (*i.e.*, Proposals I or III through VII). Therefore, it is particularly important that beneficial owners instruct their brokers on how they want to vote their shares.

- *Proposal I (Election of Directors)*—We have adopted a majority voting policy with respect to the Board. In accordance with our bylaws, in order for a nominee to be elected as a Class II director, a Class II director nominee must receive more votes cast for than against his election in order to be elected to the Board. This policy does not apply if we have received a stockholder nominee for director or notice of an intention to nominate a competing candidate, and our stockholders have not withdrawn such nominations by the tenth day before we mail our notice of meeting to stockholders. Abstentions to this proposal are not considered votes cast and do not affect the outcome. The Board shall nominate for election as director only a candidate who agrees to tender promptly following the annual meeting at which he is elected an irrevocable resignation that will become effective upon (i) the failure to receive the required vote at the annual meeting at which the director faces election, and (ii) Board acceptance of such resignation based on any factors deemed relevant by the Board. Our nominees for director have each signed such a resignation letter. Refer to our bylaws for a complete description of our majority voting policy.

- *Proposal II (Ratification of the Appointment of Independent Auditors)*—In accordance with our bylaws, to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditors for fiscal year 2011, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for the ratification. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal.

- *Proposal III (Advisory Vote on Compensation of Named Executive Officers)*—To approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for such approval. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal. This advisory vote on executive compensation is not binding on the company, the Compensation Committee or the Board. However, the Compensation Committee and the Board will take into account the result of the vote when determining future executive compensation programs.

- *Proposal IV (Advisory Vote on Frequency of Say-on-Pay Votes)*—The frequency of the say-on-pay vote that receives the greatest number of votes—every one year, every two years or every three years—will be the frequency that the stockholders approve, on an advisory basis. Abstentions to this proposal do not affect the outcome. This advisory vote on the frequency of the say-on-pay vote is not binding on the Board. However, the Board will take into account the result of the vote when determining the frequency of future say-on-pay votes.

- *Proposal V (Amendment to Cloud Peak Energy Inc. 2009 Long Term Incentive Plan)*—In accordance with our bylaws, to approve the amendment to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan to (i) increase the number of shares authorized for issuance thereunder and (ii) revise the method by which the number of available shares is determined, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for such approval. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal.

- *Proposal VI (Section 162(m) Re-Approval of Performance Objectives under Cloud Peak Energy Inc. 2009 Long Term Incentive Plan)*—In accordance with our bylaws, to re-approve the material terms of the performance objectives set forth within the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan, in accordance with the periodic re-approval requirements of Section 162(m) of the Code, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for such approval. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal.

- *Proposal VII (Cloud Peak Energy Inc. Employee Stock Purchase Plan)*—In accordance with our bylaws, to approve and adopt the Cloud Peak Energy Inc. Employee Stock Purchase Plan, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for such approval. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal.

A representative of our transfer agent, Computershare Investor Services, will tabulate the votes and act as inspector of elections.

Voting Procedures

Registered Stockholders—Registered stockholders may vote their shares or submit a proxy to have their shares voted by one of the following methods:

- *By Internet.* You may submit a proxy electronically via the Internet, using the website listed on the proxy card. Please have your proxy card in hand when you log onto the website. Internet voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *By Telephone.* You may submit a proxy by telephone using the toll-free number listed on the proxy card. Please have your proxy card in hand when you call. Telephone voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *By Mail.* You may submit a proxy by signing, dating and returning your proxy card in the enclosed pre-addressed envelope.
- *In Person.* You may vote in person at the 2011 Annual Meeting of Stockholders by completing a ballot; however, attending the meeting without completing a ballot will not count as a vote.

Street Name Stockholders—If your shares are held in street name, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Internet and/or telephone voting will also be offered to stockholders owning shares through most banks and brokers.

Revoking Your Proxy

If you are a registered stockholder, you may revoke your proxy or change your vote at any time before the shares are voted at the 2011 Annual Meeting of Stockholders by:

- timely delivering a valid, later-dated executed proxy card;
- timely submitting a proxy with new voting instructions using the telephone or Internet voting system;
- voting in person at the meeting by completing a ballot (attending the meeting without completing a ballot will not revoke any previously submitted proxy); or
- filing a written notice of revocation received by the General Counsel of Cloud Peak Energy Inc. at 505 South Gillette Avenue, Gillette, Wyoming 82716, by 5:00 p.m., Mountain Time, on Tuesday, May 17, 2011.

If you are a street name stockholder and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, broker or nominee in accordance with such bank's, broker's or nominee's procedures.

Annual Meeting Admission

If you wish to attend the 2011 Annual Meeting of Stockholders in person, you must present a form of personal identification. If you are a beneficial owner of Cloud Peak Energy common stock that is held of record by a bank, broker or other nominee, you will also need to provide proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the meeting.

Solicitation Expenses

We will bear all costs incurred in the solicitation of proxies, including the preparation, printing and mailing of the Notice of Annual Meeting and Proxy Statement and the related materials. In addition to solicitation by mail, our directors, officers and employees may solicit proxies personally or by telephone, e-mail, facsimile or other means, without additional compensation. We have also retained MacKenzie Partners Inc. for proxy solicitation and related services in connection with our 2011 Annual Meeting of Stockholders. Under our agreement with MacKenzie Partners, MacKenzie Partners will receive a fee of $7,500 and we will reimburse MacKenzie Partners for reasonable and customary out-of-pocket expenses incurred in performing such services. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares of common stock held by such persons, and we may reimburse these brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Copies of the Annual Report

Upon written request, we will provide any stockholder, without charge, a copy of the Form 10-K, but without exhibits. Stockholders should direct requests to Cloud Peak Energy Inc., Attn: General Counsel, 505 South Gillette Avenue, Gillette, Wyoming 82716. Our Form 10-K and the exhibits filed with it are available on our website, *www.cloudpeakenergy.com* in the "SEC Filings" subsection in the "Investor Relations" section. These materials do not constitute a part of the proxy solicitation material.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act') and related rules of the SEC require our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file. We assist our directors and executive officers in making their Section 16(a) filings pursuant to powers of attorney granted by our insiders on the basis of information obtained from them and our records.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to Cloud Peak Energy during 2010 and Forms 5 and amendments thereto furnished to the company with respect to 2010, including those reports that we have filed on behalf of our directors and executive officers pursuant to powers of attorney, no director, officer, beneficial owner of more than 10% of the outstanding common stock of the company, or any other person subject to Section 16 of the Exchange Act, failed to file on a timely basis during 2010.

PROPOSAL I
ELECTION OF DIRECTORS

Election of Class II Directors

As of the date of mailing, we have eight members on our Board. However, Mr. McArthur has provided notice to the Board that he will not stand for election at the 2011 Annual Meeting of Stockholders. Accordingly, the Board intends to reduce its size to seven members effective as of the 2011 Annual Meeting of Stockholders. Pursuant to our amended and restated certificate of incorporation and our bylaws, our Board is divided into three classes, each of which serves for a three-year term. One class of directors is elected each year at the annual meeting of stockholders. The current term of our Class II directors will expire at the 2011 Annual Meeting of Stockholders. The current term of our Class III directors will expire at the annual meeting of stockholders in 2012, and the current term of our Class I directors will expire at the annual meeting of stockholders in 2013. The Class II directors elected at the 2011 Annual Meeting of Stockholders will serve for a term of three years, which expires at the annual meeting of stockholders in 2014 or when their successors are duly elected and qualified.

The nominees for Class II directors are (1) William Fox III and (2) James Voorhees, each of whom is a current member of our Board and was recommended for election by our Nominating and Corporate Governance Committee. Each of the nominees has indicated his willingness to serve as a member of the Board if elected. If, however, a nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board may recommend, or the Board may reduce the number of directors to eliminate the vacancy, and if any director is unable to serve his or her full term, the Board may by resolution reduce the number of directors or by a majority vote of the directors then in office may designate a substitute to serve until the annual meeting of stockholders in 2014. Mr. McArthur also has a term scheduled to expire at the 2011 Annual Meeting of Stockholders but will not stand for election.

The following table sets forth, as of the mailing date, certain information about our current directors and nominees:

Name	Age	Position	Class
Keith Bailey	68	Director; Chairman of the Board	I
William Owens	60	Director	I
William Fox III	65	Director Nominee	II
James Voorhees	57	Director Nominee	II
C. Kevin McArthur	55	Director(1)	II
Colin Marshall	46	President, Chief Executive Officer and Director	III
Steven Nance	54	Director	III
Chris Tong	54	Director	III

(1) On March 11, 2011, Mr. McArthur provided notice to the Board that he will not stand for election at the 2011 Annual Meeting of Stockholders.

Below are summaries of the background, business experience, attributes, qualifications and skills of the current directors of the company and director nominees.

Keith Bailey has served as Chairman of our Board since September 2009. From 1994 until his retirement from full time employment in 2002, Mr. Bailey served as chief executive officer and chairman of the board of directors of Williams Companies, Inc., an energy and communications company. Mr. Bailey also served as Williams Companies, Inc.'s president from 1992 to 2001 and chief financial officer from 1986 to 1992. Mr. Bailey has served on the board of directors of APCO Oil & Gas International, Inc. since 1988 and currently serves on its audit and nominating committees.

Mr. Bailey has served on the board of directors of Aegis Insurance Services Ltd., an insurance company, since 2002 and currently serves on its investment committee. Mr. Bailey has served on the board of directors of Integrys Energy Group, Inc., a natural gas and electric utility company, since 2005 and currently serves as the chairman of its finance committee and serves on its audit committee. Mr. Bailey has served on the board of directors of Markwest Energy Partners, L.P., a natural gas gathering and processing company, since 2005 and currently serves as the chairman of its compensation committee and also serves on its nominating and governance committee. Mr. Bailey holds a bachelor of science in mechanical engineering from the Missouri School of Mines and Metallurgy.

Qualifications of Mr. Bailey: Mr. Bailey has over forty years of executive experience in the energy business, particularly with respect to oil and gas and coal, and over twenty years as a public company director. Mr. Bailey offers extensive senior leadership and energy industry expertise to our Board, as well as significant corporate governance experience with his years in leadership and board positions with other public companies.

William Owens has served as a director since January 2010. The Honorable Mr. Owens served as Governor of Colorado from January 1999 to January 2007. Mr. Owens is also a member of Bill Owens LLC, through which he has conducted his consulting business since January 2007. Mr. Owens has served on the board of directors and audit committee of Key Energy Services Inc., an oil well services company, since January 2007. Mr. Owens has served on the board of directors and investment and strategy committee of Far Eastern Shipping Company, a Russian shipping and railroad company, since 2007. Mr. Owens served on the board of directors of Great Western Oil and Gas, a private oil and gas exploration and production company, from 2008 to 2011. Mr. Owens has served on the board of directors of Vision Logistics, a private oil field transportation company, since 2008. Mr. Owens has served on the board of directors and audit committee of Keating Capital, a business development company, since 2009. From 2007 through 2009, Mr. Owens served on the board of directors and audit and nominating committees of Highland Acquisition Corp. Mr. Owens is a director nominee for Federal Signal Corporation, a global designer and manufacturer of safety and security, environmental, technology, and fire rescue products and solutions for municipal, governmental, industrial and institutional customers. Mr. Owens holds a bachelor of science degree from Stephen F. Austin State University and a masters in public affairs from the University of Texas.

Qualifications of Mr. Owens: Mr. Owens' experience in public affairs makes him well suited to provide strategic lobbying and public affairs advice to the Board. He also has extensive experience in the energy industry, including coal, oil and gas and renewable energy sources. Mr. Owens' contacts in government and the energy industry are a significant benefit to the Board and the Nominating and Corporate Governance Committee which he chairs. Mr. Owens also has experience serving on the boards of other public companies.

William Fox III has served as a director since October 2009. Mr. Fox was with Citigroup Inc., a global financial services company, and its predecessors for 36 years engaged in corporate lending, and served as a senior credit officer from 1978 until his retirement in 2003. From 1989 until his retirement in 2003, Mr. Fox served as Managing Director, Global Industry Head, Global Energy and Mining of Citigroup. Prior to that, Mr. Fox was Citigroup's Managing Director, North American Energy and Vice President, Petroleum Department. Mr. Fox has served on the board of directors of Rowan Companies, Inc., a provider of international and domestic contract drilling services, since 2001 and currently serves as the chairman of its audit committee and as a member of its nominating and corporate governance committee. Mr. Fox holds a bachelor of arts degree in economics from Trinity College.

Qualifications of Mr. Fox: Mr. Fox has over thirty years experience in commercial banking with a focus in lending to energy companies. In addition, his qualifications as a financial expert provide an essential skill set to the Board and the Audit Committee.

James Voorhees has served as a director since March 2011. From 1999 until his retirement in 2007, Mr. Voorhees served as Chief Operating Officer of Glamis Gold Ltd., a gold mining company. Prior to joining Glamis, Mr. Voorhees served as Director of Project Management at Newmont Mining Corporation, an international gold mining company. Prior to that, Mr. Vorhees served as General Manager of Newmont's Twin Creeks Gold Mine. Since his retirement in 2007, Mr. Voorhees has acted as a consultant in the minerals and construction industries. Mr. Voorhees has served on the boards of directors of Tahoe Resources Inc., a precious metals exploration company, since 2010, and Trinity Mining Holdings A.G., a mining exploration company specializing in gold projects, since 2008. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Qualifications of Mr. Voorhees: Mr. Voorhees has over thirty years experience in coal and minerals mining, and over a decade of experience in senior and executive leadership positions in these industries. Mr. Voorhees's strong mining background brings valuable knowledge to the Board of safety and environmental issues unique to the mining industry, providing a key skill set for our Health Safety Environment and Communities Committee.

C. Kevin McArthur has served as a director since January 2010. From December 2006 until his retirement in December 2008, Mr. McArthur was the president, chief executive officer and a director of Goldcorp Inc., a mining company engaged in the exploration, processing, extraction and production of gold. From February 1998 to December 2006, Mr. McArthur was the president, chief executive officer and a director of Glamis Gold, Inc., a gold mining company. Mr. McArthur has served as president, chief executive officer and a director of Tahoe Resources Inc., a precious metals exploration company, since 2010. Mr. McArthur has served on the board of directors and compensation committee and as the chairman of the nominating and corporate governance committee of Consolidated Thompson Iron Ore Mines Ltd., an exploration and development company focusing on iron ore, since 2009. Mr. McArthur has served on the board of directors and audit and nominating and corporate governance committees of Pembrook Mining Corp., a private minerals exploration company, since 2009. Mr. McArthur holds a bachelor of science degree in mining engineering from the University of Nevada, Reno.

Qualifications of Mr. McArthur: Mr. McArthur has over thirty years experience in minerals mining, and over fifteen years in senior leadership positions in the industry. Mr. McArthur's strong mining background brings with it an extensive knowledge of safety and environmental issues unique to the mining industry that is a key asset to the Board and to the Health Safety Environment and Communities Committee, which he chairs.

Colin Marshall has served as our President, Chief Executive Officer and a director since July 2008. Previously, he served as the President and Chief Executive Officer of Rio Tinto Energy America Inc. ("RTEA"), an indirect subsidiary of Rio Tinto plc and the former parent company of Cloud Peak Energy Resources LLC ("CPE Resources"), the company's wholly-owned subsidiary, from June 2006 until November 2009. From March 2004 to May 2006, Mr. Marshall served as General Manager of Rio Tinto's Pilbara Iron's west Pilbara iron ore operations in Tom Price, West Australia, from June 2001 to March 2004, he served as General Manager of RTEA's Cordero Rojo mine in Wyoming and from August 2000 to June 2001, he served as Operations Manager of RTEA's Cordero Rojo mine. Mr. Marshall worked for Rio Tinto plc in London as an analyst in the Business Evaluation Department from 1992 to 1996. From 1996 to 2000, he was Finance Director of the Rio Tinto Pacific Coal business unit based in Brisbane Australia. Mr. Marshall holds a bachelor of engineering degree and a master's degree in mechanical engineering from Brunel University and a master of business administration from the London Business School.

Qualifications of Mr. Marshall: In his position as President and Chief Executive Officer, making him the senior most executive of the company, Mr. Marshall provides the Board with a key perspective into the operations of the business, including the operations and marketing challenges it faces. Mr. Marshall has almost twenty years of financial and operational experience in the mining industry with Rio Tinto.

Steven Nance has served as a director since January 2010. Mr. Nance has been the president and sole director of Steele Creek Investment Company, a company dealing primarily in oil and gas investments, since 1997. Since 2010, Mr. Nance has also served as president and managing member of Steele Creek Energy, LLC, an entity formed for the purpose of holding Mr. Nance's oil and gas ownership, management and consulting, which were transferred out of Steele Creek Investment Company. Since 2009, Mr. Nance has consulted for private and public companies on matters such as succession planning and leadership development, and since 2007, Mr. Nance has acted as a freelance consultant in the oil and gas industry. From 2000 until 2007, Mr. Nance served as the president of Peoples Energy Production Company, an oil and gas exploration and production company. Mr. Nance holds a bachelor of science degree in petroleum engineering from Texas Tech University and is a registered professional engineer.

Qualifications of Mr. Nance: Mr. Nance has over thirty years experience in the oil and gas industry and has significant experience in senior executive positions, as well as merger and acquisition activities in these industries. Mr. Nance has experience in risk management and, along with his perspective as a former executive, brings a wealth of broad corporate knowledge to the Board.

Chris Tong has served as a director since October 2009. From 2005 until his retirement in August 2009, Mr. Tong served as senior vice president and chief financial officer of Noble Energy, Inc., a company engaged in worldwide oil and gas exploration and production. From 1997 to 2004, Mr. Tong served as a senior vice president and chief financial officer of Magnum Hunter Resources, Inc., an oil and gas exploration and production company. Mr. Tong has served on the board of directors of Targa Resources Corp., a provider of integrated midstream natural gas services, since 2006 and he currently serves as the chairman of its audit committee. In February 2011, Mr. Tong began serving as a director and chairman of the audit committee of Kosmos Energy, a private oil exploration and production company. Mr. Tong holds a bachelor of arts degree in economics from the University of Southwestern Louisiana.

Qualifications of Mr. Tong: Mr. Tong has experience as a Fortune 500 chief financial officer in the energy industry and has thirty years experience as a financial executive. His experience also includes work in the banking industry with a focus on the energy sector and serving on the boards of other public companies. He brings significant financial, capital markets and energy industry experience to the Board and in his position as the chairman of our Audit Committee.

Board Recommendation on Proposal

The Board unanimously recommends a vote **FOR** the election of each of the Class II director nominees named above. The management proxy holders will vote all properly submitted proxies **FOR** election unless instructed otherwise.

EXECUTIVE OFFICERS

This section provides information regarding the background, business experience, attributes, qualifications and skills of our current executive officers, other than Mr. Colin Marshall, President, Chief Executive Officer and Director. Refer to the table above under "PROPOSAL I—ELECTION OF DIRECTORS" for biographical and related information regarding Mr. Marshall.

Name	Age	Position(s)
Michael Barrett	42	Executive Vice President and Chief Financial Officer
Gary Rivenes	41	Executive Vice President and Chief Operating Officer
Cary Martin	58	Senior Vice President, Human Resources
Todd Myers	47	Senior Vice President, Business Development
James Orchard	50	Senior Vice President, Marketing and Government Affairs
Bryan Pechersky	40	Senior Vice President and General Counsel
A. Nick Taylor	60	Senior Vice President, Technical Services
Heath Hill	40	Vice President and Chief Accounting Officer

Michael Barrett has served as our Executive Vice President and Chief Financial Officer since September 2008. Previously, he served as Chief Financial Officer of RTEA from April 2007 until November 2009, and as Acting Chief Financial Officer of RTEA from January 2007 to March 2007. From November 2004 to April 2007, Mr. Barrett served as Director, Finance & Commercial Analysis of RTEA, and from December 2001 to November 2004, he served as Principal Business Analyst of Rio Tinto Iron Ore's new business development group. From May 1997 to May 2000, Mr. Barrett worked as a Senior Business Analyst for WMC Resources Ltd, a mining company, and was Chief Financial Officer and Finance Director of Medtech Ltd. and Auxcis Ltd., two technology companies listed on the Australian stock exchange, from May 2000 to December 2001. From August 1991 to May 1997, he held positions with PricewaterhouseCoopers in England and Australia. Mr. Barrett received his bachelor's degree with joint honors in economics and accounting from Southampton University and is a Chartered Accountant.

Gary Rivenes has served as our Executive Vice President and Chief Operating Officer since October 2009. Previously, he served as Vice President, Operations, of RTEA from December 2008 until November 2009, and as Acting Vice President, Operations, of RTEA from January 2008 to November 2008. From September 2007 to December 2007, Mr. Rivenes served as General Manager for RTEA's Jacobs Ranch mine, from October 2006 to September 2007, he served as General Manager for RTEA's Antelope mine and from November 2003 to September 2006, he served as Manager, Mine Operations for RTEA's Antelope mine. Prior to that, he worked for RTEA in a variety of operational and technical positions for RTEA's Antelope, Colowyo and Jacobs Ranch mines since 1992. Mr. Rivenes holds a bachelor of science in mining engineering from Montana College of Mineral, Science & Technology.

Cary Martin has served as our Senior Vice President of Human Resources since October 2009. Previously, he served as Vice President / Corporate Officer of Human Resources for OGE Energy Corp., an electric utility and natural gas processing holding company from September 2006 until March 2008, and as a Segment Vice President for several different divisions of SPX Corporation, an international multi-industry manufacturing and services company from December 1999 until May 2006. In these capacities, Mr. Martin's responsibilities included oversight of employee and labor relations, workforce planning, employee development, compensation administration, policies and procedures and other responsibilities that are common for a human resources executive. From 1982 until 1999, Mr. Martin served in various management and officer positions for industries ranging from medical facilities to cable manufacturers. Mr. Martin received his bachelor's degree in Business Administration from the University of Missouri and his master's degree in Management Sciences from St. Louis University.

Todd Myers has served as our Senior Vice President, Business Development since July 2010. Previously, he served as President of Westmoreland Coal Sales Company. Prior to that, Mr. Myers served in other senior leadership positions with Westmoreland Coal Sales Company in marketing and business development during two periods dating to 1989. In his various capacities with Westmoreland, Mr. Myers's responsibilities included developing and implementing corporate merger and acquisition strategies, divesting coal related assets, negotiating complex transactions and other responsibilities generally attributable to the management of coal businesses. Mr. Myers also spent five years with RDI Consulting, a leading consulting firm in the energy industry, where he led the energy and environment consulting practice. In 1987, Mr. Myers served as a staff assistant in the U.S. House of Representatives. Mr. Myers earned his bachelor of arts in political science from Pennsylvania State University in University Park, Pennsylvania, and his masters in international management from the Thunderbird Graduate School of Global Management in Glendale, Arizona.

James Orchard has served as our Senior Vice President, Marketing and Government Affairs since October 2009. Previously, he served as Vice President, Marketing and Sustainable Development for RTEA from March 2008 until November 2009. From January 2005 to March 2008, Mr. Orchard was Director of Customer Service for RTEA. Prior to that he worked for Rio Tinto's Aluminum division in Australia and New Zealand for over 17 years, where he held a number of technical, operating, process improvement and marketing positions, including as manager of Metal Products from January 2001 to January 2005. Mr. Orchard graduated from the University of New South Wales with a bachelor of science and a PhD in industrial chemistry.

Bryan Pechersky has served as our Senior Vice President and General Counsel since January 2010. Previously, Mr. Pechersky was Senior Vice President, General Counsel and Secretary for Harte-Hanks, Inc., a worldwide, direct and targeted marketing company from March 2007 to January 2010. Prior to that, he also served as Senior Vice President, Secretary and Senior Corporate Counsel for Blockbuster Inc., a global movie and game entertainment retailer from October 2005 to March 2007, and was Deputy General Counsel and Secretary for Unocal Corporation, an international energy company acquired by Chevron Corporation in 2005, from March 2004 until October 2005. While in these capacities, Mr. Pechersky's responsibilities included advising corporate clients regarding various legal, regulatory and compliance matters, transactions and other responsibilities that are common for a general counsel and corporate secretary. Mr. Pechersky was in private practice for approximately seven years with the international law firm Vinson & Elkins LLP before joining Unocal Corporation. Mr. Pechersky also served as a Law Clerk to the Hon. Loretta A. Preska, Chief Judge of the U.S. District Court for the Southern District of New York in 1995 and 1996. Mr. Pechersky earned his bachelor's degree and Juris Doctorate from the University of Texas, Austin, Texas.

A. Nick Taylor has served as our Senior Vice President, Technical Services since October 2009. Previously, he served as RTEA's Vice President of Technical Services & Business Improvement Process from October 2005 until November 2009. Prior to that, Mr. Taylor worked for Rio Tinto Technical Services in Sydney providing advice to Rio Tinto mining operations worldwide from 1992 to 2005, at its Bougainville Copper operations in New Guinea from 1980 to 1981, and at its Rossing Uranium operations in Namibia from 1976 to 1980. Additionally, he worked for Nchanga Consolidated Copper Mines in Zambia from 1973 to 1976, and as a mining consultant in Australia between 1981 and 1992. Mr. Taylor graduated from the University of Wales with a bachelor of science degree in mineral exploitation.

Heath Hill has served as our Vice President and Chief Accounting Officer since September 2010. Previously, Mr. Hill served in various capacities with PricewaterhouseCoopers LLP, our independent public accountants, from September 1998 to September 2010, including Senior Manager from September 2006 to September 2010, and Manager from September 2003 to September 2006. While with PricewaterhouseCoopers LLP, Mr. Hill's responsibilities included assurance services primarily related to SEC registrants, including annual audits of financial statements and internal controls, public debt offerings and IPO transactions. From June 2003 to June 2005 he held a position with PricewaterhouseCoopers in Germany serving U.S. registrants throughout Europe. Mr. Hill was not part of the audit engagement team for Cloud Peak Energy while he was with PricewaterhouseCoopers. Mr. Hill earned his bachelor's degree in accounting from the University of Northern Colorado and is certified public accountant.

CORPORATE GOVERNANCE

We believe that strong corporate governance helps to ensure that our company is managed for the long-term benefit of our stockholders. As part of our commitment to corporate governance leadership and our compliance with the listing standards of the NYSE and SEC regulations, we have adopted various charters, policies and procedures. You can access and print, free of charge, the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Health Safety Environment and Communities Committee, as well as our Corporate Governance Guidelines, Code of Conduct, Code of Ethics for Principal Executive and Senior Officers and certain other policies and procedures at our website at *www.cloudpeakenergy.com* in the "Corporate Governance" and "Committee Charters" subsections in the "Investor Relations" section. Additionally, stockholders can request copies of any of these documents free of charge by submitting a written request to Cloud Peak Energy Inc., Attn: General Counsel, 505 South Gillette Avenue, Gillette, Wyoming 82716.

The Board periodically reviews these materials and updates them based on changes in Delaware corporate law, the rules and listing standards of the NYSE and SEC regulations, as well as best practices suggested by recognized governance authorities. From time to time, we expect these materials and our Corporate Governance Guidelines will be modified in response to changing regulatory requirements, evolving practices, concerns of our stockholders and other stakeholders and otherwise as circumstances warrant. We encourage you to check our website periodically for the most recent versions of our governance materials.

Board Leadership Structure

Cloud Peak Energy's Chairman of the Board and Chief Executive Officer positions are separate. Our Board is composed of a majority of independent directors. The only member of our Board who is not considered independent is Mr. Marshall, our President and Chief Executive Officer. In addition, our Audit, Compensation and Nominating and Corporate Governance Committees, each as described below, are each composed of entirely independent directors, including the chairman of each committee. The Board believes that the Health Safety Environment and Communities Committee is best served by including Mr. Marshall as a member and has appointed an independent director as the chairman of that Committee.

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. We believe the number of independent directors that make up our Board, along with the oversight provided by our independent Chairman of the Board, benefits the company and our stockholders. The Board and independent directors plan to consider the Board's leadership structure on a regular basis.

Board's Role in Risk Oversight

Generally speaking, the Board executes oversight responsibility for risk management directly and through its committees, as follows:

- The Audit Committee has primary responsibility for overseeing and discussing with management the process for identifying and classifying the company's principal risks and identifying appropriate steps to monitor and control such exposures. The company's Internal Auditor, who reports directly to the Audit Committee and administratively to our Senior Vice President and General Counsel, performs risk assessments and conducts audits of high risk areas accordingly. The Audit Committee's meeting agendas are planned to include discussions of significant individual risk areas throughout the year. In addition, the Audit Committee has certain oversight responsibilities with respect to our compliance program.
- The Board's other committees (Compensation Committee, Nominating and Corporate Governance Committee, and Health Safety Environment and Communities Committee) oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally.
- The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairmen to the full Board. These reports are presented at regular Board meetings and include discussions of committee agenda topics, including matters involving risk oversight. For additional information about the activities and responsibilities of the Board's committees and the scope of the Board's delegation to its committees, refer to the committees' charters, which are available at our website at *www.cloudpeakenergy.com* in the "Committee Charters" subsection in the "Investor Relations" section.
- The Board's meetings are also planned to consider specific risk topics, including risks associated with our strategic plan, our capital structure and our significant business activities. In addition, the Board receives detailed regular reports from members of our executive management team, which include discussions of the risks and exposures involved in their respective areas of responsibility. These reports are provided in connection with regular Board meetings and discussed, as necessary, at Board meetings. Further, the Board's fulfillment of its oversight responsibility for risk management includes being informed between regular meetings of significant developments that could affect our risk profile or other aspects of our business.

Diversity of Board Members

We do not maintain a separate policy regarding the diversity of our Board members. However, the charter of the Nominating and Corporate Governance Committee provides that in recommending potential nominees to the Board, the Committee will take diversity into account with the intent of creating a Board that consists of members with a broad spectrum of experience and expertise and with a reputation for integrity. Consistent with its charter, the Nominating and Corporate Governance Committee and ultimately the Board seek nominees with distinct professional backgrounds, experience and perspectives so that the Board as a whole has the appropriate mix of skills, perspectives, personal and professional experiences and backgrounds necessary to fulfill the needs of the company with respect to the current issues facing the company. Recommendations include consideration by the Nominating and Corporate Governance Committee of the contribution of fellow directors, as well as the qualifications of new nominees.

Board of Directors and Board Committees

Our business is managed under the direction of our Board. The Board appoints the Chief Executive Officer (CEO), approves and monitors the fundamental financial and business strategies of our company, and provides a source of advice and counsel to management. The Board also oversees CEO succession planning and is responsible for ensuring that succession planning for other members of senior management is ongoing. In addition, the Board's responsibility includes reviewing and approving major corporate actions, working with management to identify the principal risks of the company's businesses and overseeing the implementation of appropriate risk management systems, as well as evaluating, through the Compensation Committee and the independent directors, the compensation of the CEO and other executive officers.

The Board meets on a regularly scheduled basis to review significant developments affecting our company, to act on matters requiring approval by the Board and to otherwise fulfill its responsibilities. It also holds special meetings when an important matter requires action or review by the Board between regularly scheduled meetings. The Board has separately designated standing Audit, Compensation, Nominating and Corporate Governance and Health Safety Environment and Communities Committees.

Including in-person and telephonic meetings, during 2010, the Board met six times, the Audit Committee met 15 times, the Compensation Committee met seven times, the Nominating and Corporate Governance Committee met once and the Health Safety Environment and Communities Committee met twice. Each director participated in all Board meetings that were held in 2010 and all meetings of each committee of which the director was a member that were held during 2010.

The following table provides membership and meeting information for each of the Board's standing committees:

Director	Independent(1)	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Health Safety Environment and Communities Committee
Keith Bailey	Yes	—	—	—	Member
Preston Chiaro(3)	No	—	—	—	Member
William Fox III	Yes	Member(2)	Chair	—	—
Colin Marshall	No	—	—	—	Member
Chris Tong	Yes	Chair(2)	—	Member	—
William Owens	Yes	—	Member	Chair	—
C. Kevin McArthur(5)	Yes	—	—	Member	Chair
Steven Nance	Yes	Member	Member	—	Member(4)
James Voorhees(6)	Yes	—	—	Member	Member
Number of Meetings in 2010:		**15**	**7**	**1**	**2**

(1) The Board has determined that the director is independent as described below under "Independence of Directors."

(2) The Board has determined that the director is an Audit Committee financial expert as described below under "Audit Committee Financial Experts and Financial Literacy."

(3) Mr. Chiaro, an executive officer of Rio Tinto, tendered his resignation effective January 5, 2011, following the completion of the Secondary Offering (defined below) in December 2010 by Rio Tinto, whereby Rio Tinto sold 100% of its remaining ownership in our subsidiary.

(4) Mr. Nance was appointed to the Health Safety Environmental and Communities Committee on January 6, 2011 and therefore did not attend either of the meetings held in 2010.

(5) On March 11, 2011, Mr. McArthur provided notice to the Board that he will not stand for election at the 2011 Annual Meeting of Stockholders.

(6) Mr. Voorhees was appointed to the Board effective March 11, 2011, and therefore did not attend any committee meetings held during 2010.

A brief description of the principal functions of each of the Board's four standing committees follows. The Board retains the right to exercise the powers of any committee to the extent consistent with applicable rules and regulations, and may do so from time to time. For additional information, please refer to the Audit Committee Charter, the Compensation Committee Charter, the Nominating and Corporate Governance Committee Charter, and the Health Safety Environment and Communities Committee Charter, which are available on our website at *www.cloudpeakenergy.com* in the "Committee Charters" subsection in the "Investor Relations" section.

Audit Committee

The Audit Committee currently consists of Messrs. Tong (Chair), Fox and Nance. The Board has determined that each member of the Audit Committee meets the independence requirements of the rules of the NYSE and our Guidelines on the Independence of the Directors. Each Audit Committee member satisfies the additional audit committee independence standards under Rule 10A-3 of the SEC. In addition, each Audit Committee member is financially literate for purposes of serving on our Audit Committee and each member of the Audit Committee has served as a senior executive of a large corporation, and has had significant experience with financial matters relating to those organizations. The Board has determined that Messrs. Fox and Tong are Audit Committee financial experts as described below under "Audit Committee Financial Experts and Financial Literacy."

The primary function of the Audit Committee is to assist the Board in fulfilling its responsibility to our stockholders, the investment community and governmental agencies that regulate our activities in its oversight of (1) the integrity of our consolidated financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent registered public accountants qualifications, independence and performance, and (4) the performance of our internal audit function, including risk management. The Audit Committee meets regularly in executive session with the CEO, CFO, internal auditor, General Counsel, external auditors and as a committee.

Compensation Committee

The Compensation Committee currently consists of Messrs. Fox (Chair), Owens and Nance. The Board has determined that each member of the Compensation Committee meets the independence requirements of the rules of the NYSE and our Guidelines on the Independence of the Directors. Each Compensation Committee member also qualifies as an "outside director" in accordance with Section 162(m) of the Internal Revenue Code (the "Code"), and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act. Mr. Fox has been a member of the Compensation Committee since November 2009. Messrs. Nance and Owens have been members of the Compensation Committee since January 2010.

The Compensation Committee determines and oversees the execution of the company's compensation philosophy and oversees the administration of the company's executive compensation program. The primary functions of the Compensation Committee are to:

- establish, review and maintain Cloud Peak Energy's general compensation philosophy, in consultation with management and external independent consultants, and oversee the development and implementation of compensation policies and program;

- recommend to the independent directors of the Board, the compensation structure for the CEO, including setting the CEO's corporate goals and objectives and evaluating the CEO's performance annually, and to review and approve the compensation structure for the other executive officers and the Board;
- make recommendations to the Board on any new equity-based compensation plan, on any material change to an existing plan and/or in respect to any new or material change to Cloud Peak Energy's annual and long-term incentive plans and to discharge any responsibilities imposed on the Compensation Committee by any of these plans; and
- review and discuss with management the company's "Compensation Discussion and Analysis" and issue an annual Compensation Committee report on executive officer compensation for inclusion in the company's annual proxy statement or annual report on Form 10-K in accordance with applicable laws, rules and regulations of the SEC.

The Compensation Committee may, in its discretion and as appropriate, delegate duties and responsibilities to a member or to a subcommittee of the Compensation Committee. However, no subcommittee may be delegated any power or authority required by any law, regulation or listing standard to be exercised by the Compensation Committee as a whole. No subcommittees were formed or met in 2010.

The Compensation Committee meets in executive session as it deems appropriate to review and consider executive compensation matters without the presence of our executive officers. These executive sessions may include other non-employee directors.

Other Participants in the Executive Compensation Process

In addition to the members of the Compensation Committee and members of the Board who may also be in attendance at the Compensation Committee's meetings, our management and the Compensation Committee's independent executive compensation consultant, Aon Hewitt Associates ("Aon Hewitt") also participated in and contributed to our executive compensation process during 2010. Ultimately, the Compensation Committee exercises its independent business judgment with respect to recommendations and opinions of these other participants and the Compensation Committee (or our independent directors as a group) makes final determinations about our executive officer compensation.

CEO—During its meetings throughout 2010, the Compensation Committee invited input from our CEO on executive compensation for 2010, as well as the establishment of 2011 executive compensation. In particular, Mr. Marshall provided the perspective of management to the Compensation Committee regarding executive compensation matters generally and the performance of the executive officers reporting to him. Mr. Marshall provided input on the company targets, and, for the executive officers reporting to him, the personal performance measurements related to our Cloud Peak Energy Inc. Annual Incentive Plan ("Annual Incentive Plan") for 2010 and 2011, base salary levels and other compensation matters.

Compensation Consultants—Our Compensation Committee was formed in November 2009 in connection with Cloud Peak Energy's initial public offering (the "IPO"). In 2010, it determined to seek advice and assistance on executive and director compensation matters from an independent consultant. After soliciting bids and presentations from several such firms in June 2010, the Compensation Committee retained the independent executive compensation consultant Aon Hewitt to assist with the evaluation and determinations for our 2011 executive compensation program. Under the terms of the engagement, Aon Hewitt reports directly to the Compensation Committee. Although Aon Hewitt also works in cooperation with management as required to gather information necessary to carry out its obligations to the Compensation Committee, they do not have a separate engagement with our management.

Because the company's initial 2009 executive officer and director compensation programs were designed by the company's parent company prior to the IPO, the Compensation Committee asked Aon Hewitt to conduct a comprehensive review of Cloud Peak Energy's 2010 executive officer compensation program and an overall analysis of the company's director compensation program in order to assist the Compensation Committee in determining whether any elements of the compensation programs should be modified. Aon Hewitt's review included the following, at the Compensation Committee's request:

- Total compensation plan review;
- Peer group development;
- Executive benchmarking of executive positions;
- Outside director compensation benchmarking; and
- Preparation and recommendations of measurements for annual bonus plan and long term incentive grants, advice and recommendation for long term incentive vehicles and grant sizes.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee ("Governance Committee") currently consists of Messrs. Owens (Chair), Tong, McArthur and Voorhees, who was appointed in March 2011 following his appointment to the Board. On March 11, 2011, Mr. McArthur provided notice to the Board that he will not stand for election at the 2011 Annual Stockholders Meeting. The Board has determined that each member of the Governance Committee meets the independence requirements of the NYSE and our Guidelines on the Independence of Directors. The primary functions of the Nominating and Corporate Governance Committee are to:

- develop and recommend to the Board a set of corporate governance guidelines applicable to Cloud Peak Energy;
- recommend nominees for election as directors of Cloud Peak Energy;
- identify directors qualified to become members of any committee of the Board;
- make recommendations to the Board as to changes to the size of the Board or any committee thereof;
- establish procedures for the Governance Committee to exercise oversight of the evaluation of management, the Board, its committees and the contribution of individual directors; and
- review Cloud Peak Energy's Corporate Governance Guidelines at least once per year.

Health Safety Environment and Communities Committee

The Health Safety Environment and Communities Committee (the "HSEC Committee") is currently comprised of Messrs. McArthur (Chair), Bailey, Marshall, Nance and Voorhees. Mr. Nance was appointed to the committee in January 2011 to fill the vacancy created when Mr. Chiaro resigned as director. Mr. Voorhees was appointed to the committee in March 2011 following his appointment to the Board. On March 11, 2011, Mr. McArthur provided notice to the Board that he will not stand for election at the 2011 Annual Stockholders Meeting. The primary functions of the HSEC Committee are to:

- review appropriate objectives and policies for the company relative to the protection of the health and safety of employees, contractors, customers, the public and the environment;

- oversee the company's procedures for identifying, assessing, monitoring and managing the principal risks in the company's business associated with safety and occupational health, the protection of the environment and sustainable development;
- review and discuss with management any material noncompliance with safety, health, environment and sustainability-related laws and management's responses thereto;
- review pending or threatened administrative, regulatory, or judicial proceedings that are material to the company and management's response to such proceedings; and
- oversee significant health, safety, environment and sustainability public policy, including community affairs and development, as well as legislative, regulatory, political and social issues and trends that may affect the company.

The HSEC Committee is responsible for, in conjunction with the Board, overseeing the company's Health, Safety, Environment and Sustainable Development Policy and other related policies and programs, which the company may, from time to time, develop.

Director Nomination Process

The Governance Committee of the Board identifies and recommends to the Board the candidates for nomination as directors. Stockholders may propose nominees for consideration by our Governance Committee by submitting names and supporting information to Cloud Peak Energy Inc., Attn: Corporate Secretary, 505 South Gillette Avenue, Gillette, Wyoming, 82716 in accordance with our bylaws and applicable law. The Board approves the final choice of candidates for nomination and election by the stockholders.

The Governance Committee selects nominees for the Board, including any nominees proposed for consideration by our stockholders, in accordance with the procedures and criteria set forth in the Corporate Governance Guidelines and the Governance Committee's charter. The Board seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the Board and the company. In reviewing director candidates, the Governance Committee reviews each candidate's qualifications for membership on the Board and takes into account the competencies, skills and personal qualities required to add value to the company and to the functioning of the Board and its committees such as independence, financial expertise, diversity, experience with businesses and other organizations of comparable size and the interplay of the candidate's experience with the experience of other Board members.

As provided by our Corporate Governance Guidelines, a Board member is expected to demonstrate high ethical standards and integrity in his personal and professional dealings, act honestly and in good faith with a view to the best interests of the company, devote sufficient time to the affairs of the company and exercise care, diligence and skill in fulfilling his responsibilities, both as a Board member and as a member of any of its standing committees. A Board member is also expected to provide independent judgment on a broad range of issues, understand and challenge the key business plans of the company, be willing to work in a team and be open to opinions of others, raise the appropriate questions and issues to facilitate active and effective participation in the deliberation of the Board and of each committee on which he serves. Further, each of the Board members should make all reasonable efforts to attend all Board and committee meetings, review the materials provided by management in advance of the Board and committee meetings, and inform the Chairman of the Board before accepting membership on any other board of directors or audit committees. A Board member should also inform the Chairman of the Board of any change in the director's interests that could affect the director's relationship to the company.

The Governance Committee and the Board may take into account the nature of and time involved in a director's service on other boards in evaluating the suitability of individual directors and making its recommendations to the company's stockholders.

In accordance with our Corporate Governance Guidelines, a director who has attained the age of 72 prior to the annual meeting of stockholders in any year at which the director's current term expires will retire from office at such annual meeting.

James Voorhees was recommended to the Governance Committee by Mr. McArthur. After reviewing the qualifications of Mr. Voorhees, the Governance Committee recommended that Mr. Voorhees be appointed to the Board. Mr. Voorhees's appointment to the Board was unanimously approved by the Board on March 11, 2011. Mr. Voorhees has over thirty years of experience in the coal and minerals mining industries. The Board believes that Mr. Voorhees will bring relevant industry and leadership experience to our Board.

Independence of Directors

Pursuant to our Corporate Governance Guidelines and the rules of the NYSE, our Board is comprised of a majority of directors who satisfy the criteria for "independent directors."

Annual questionnaires are used to gather input to assist the Governance Committee and the Board in their determinations of the independence of the non-employee directors. Based on the foregoing and on such other due consideration and diligence as it deemed appropriate, the Governance Committee presented its findings to the Board on the independence of (1) Keith Bailey, (2) William Fox III, (3) C. Kevin McArthur, (4) William Owens, (5) Steven Nance, (6) Chris Tong and (7) James Voorhees (upon his appointment to the Board in March 2011), in each case in accordance with the applicable federal securities laws, the SEC rules promulgated thereunder, and the applicable rules of the NYSE and our Guidelines on the Independence of the Directors.

In determining the independence of the non-employee directors, the Governance Committee and the Board considered the limited, indirect potential relationships identified by Messrs. Bailey and Fox in their independence questionnaires based on directorships with other companies that have conducted ordinary course business with Cloud Peak Energy. Specifically, Mr. Bailey serves on the board of directors of Integrys Energy Group, Inc., a natural gas and electric utility company, and Mr. Fox serves on the board of directors of Rowan Companies, Inc., a provider of international and domestic contract drilling services and mining equipment. The Governance Committee and Board determined that no independence issues arose out of either of the directorships identified, based on a review of recent historical transactions involving those other companies; relevant regulatory requirements; the facts that neither Messrs. Bailey nor Fox were employees of those other companies or otherwise involved in those ordinary course business transactions; and on the Governance Committee's and Board's assessments in their business judgment.

The Board concluded that, other than in their capacity as directors, none of the non-employee directors had a material relationship with Cloud Peak Energy, either directly or as a partner, stockholder or officer of an organization that has a relationship with Cloud Peak Energy. The Board further determined that, (1) each director currently serving on the Audit Committee, Compensation Committee and Governance Committee is otherwise independent under applicable NYSE listing standards and our Guidelines on the Independence of the Directors for purposes of serving on the Board, the Audit Committee, the Compensation Committee and the Governance Committee, as applicable, and (2) each such non-employee director satisfies the additional audit committee independence standards under Rule 10A-3 of the SEC.

Executive Sessions

Our Corporate Governance Guidelines provide that every regular meeting of the Board will include one or more executive sessions at which no executive directors or other members of management are present in order to promote free and open discussion and communication among the non-executive directors. At least one executive session per year includes only independent directors. Our current Chairman of the Board, who is an independent director, presides over all executive sessions of the Board. If, in the future, our Chairman of the Board were to be a person who is an executive of the company, in accordance with our Corporate Governance Guidelines, our Board would appoint a lead director from among the non-executive directors to preside over the executive sessions of the Board.

Audit Committee Financial Experts and Financial Literacy

The Board has determined that Messrs. Fox, Tong and Nance, the current members of the Audit Committee, are each financially literate as interpreted by the Board in its business judgment based on applicable NYSE rules, and that Messrs. Tong and Fox further qualify as an audit committee financial expert, as such term is defined in applicable SEC rules.

Communications with Non-Management Directors and Other Board Communications

The Board provides a process, pursuant to its Policy Regarding Communications from Stockholders, to enhance the ability of stockholders and other interested parties to communicate directly with the non-management directors as a group, the entire Board, Board committees or individual directors, including the Chairman of the Board and chair of any Board committee.

Stockholders and other interested parties may communicate by writing to: Cloud Peak Energy Inc., 505 South Gillette Avenue, Gillette, Wyoming 82716, Attn: Corporate Secretary; or via Internet at *www.cloudpeakenergy.com* by clicking on "Investor Relations." Stockholders may submit their communications to the Board or individual directors on a confidential or anonymous basis by sending the communication in a sealed envelope marked "Confidential—To be opened only by the Corporate Secretary of the Company." The Corporate Secretary of the Company will compile all communications and forward them to the General Counsel. The General Counsel or his designee will review all communications submitted using the process described herein and forward such communications to such director or group of directors as the General Counsel or his designee deems necessary or appropriate. The General Counsel or his designee is not required to forward certain communications if it is determined that the communication is (1) unrelated to the duties and responsibilities of the Board, (2) unduly hostile, threatening or illegal, or (3) obscene or otherwise deemed to be inappropriate.

Stockholder communications that relate to accounting, internal accounting controls or auditing matters will be processed in accordance with our Accounting Complaints Policy. Concerns about accounting or auditing matters may be forwarded on a confidential or anonymous basis to the Audit Committee by writing to: Cloud Peak Energy Inc., 505 South Gillette Avenue, Gillette, Wyoming 82716 Attn: General Counsel; as well as through the Ethics Hotline at (866) 528-0054.

Director Attendance at Annual Meetings

Although we do not have a formal policy regarding director attendance at the annual meeting of stockholders, all directors are encouraged to attend. Six of the eight directors of the company at the time of the 2010 annual meeting of stockholders attended that meeting.

Certain Relationships and Related Party Transactions

In this Proxy Statement, references to "Rio Tinto" refer to Rio Tinto plc and Rio Tinto Limited and their subsidiaries, collectively. Rio Tinto plc is the ultimate parent company of Rio Tinto America Inc. ("RTA") and Rio Tinto Energy America Inc. ("RTEA").

Policies and Procedures for Review and Approval of Related Party Transactions

Pursuant to our Related Party Transactions Policy, our Audit Committee reviews and approves or ratifies transactions in excess of $100,000 of value in which we participate and in which a director, executive officer or beneficial holder of more than 5% of any class of our voting securities has or will have a direct or indirect material interest. Under this policy, the Audit Committee is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the Audit Committee is to approve only those related party transactions that the Audit Committee believes are on their terms, taken as a whole, no less favorable to us than could be obtained in an arms-length transaction with an unrelated third party and that the Audit Committee determines are not inconsistent with the best interests of the company. This policy did not apply to agreements entered into with Rio Tinto and its affiliates in connection with the IPO, including the agreements described below under "Structuring Transactions and Related Agreements", but does apply to any commercial or other arrangements with Rio Tinto since the IPO.

Historical Relationship with Rio Tinto

Guarantees

In the normal course of business we are required to secure certain operational obligations such as reclamation or coal lease obligations. These obligations are normally secured through surety bonds and letters of credit. While we were a part of Rio Tinto, Rio Tinto typically served as guarantor of our surety bonds. Our letters of credit were generally issued under Rio Tinto's pre-existing credit facilities on our behalf. We agreed to use our commercially reasonable efforts following the completion of the IPO to obtain new surety bonds, letters of credit or other credit arrangements and to obtain the full release of Rio Tinto and its affiliates with respect to any existing surety bonds, letters of credit and other guarantees or credit arrangements, which has now been substantially completed. We also placed approximately $80.2 million in escrow for the benefit of Rio Tinto with respect to our existing reclamation obligations. The amount of restricted cash was based on then-current estimates of restricted cash required as collateral for our new surety bonds that replaced the existing surety arrangements securing our reclamation obligations. No amounts were released to Rio Tinto from escrow, and we obtained new surety bonds, letters of credit or other credit arrangements and obtained the full release of Rio Tinto and its affiliates with respect to any existing surety bonds, letters of credit and other guarantees or credit arrangements. We have replaced all surety bonds associated with Rio Tinto, and as such, the previously restricted cash has been released.

Structuring Transactions and Related Agreements

History

Prior to the IPO, Cloud Peak Energy Inc. was a wholly-owned subsidiary of RTA. In connection with the IPO, on November 19, 2009, Cloud Peak Energy Inc. acquired from RTEA approximately 51% of the common membership units in CPE Resources in exchange for a promissory note ("CPE Note"). As a result of these transactions, Cloud Peak Energy Inc. became the sole managing member of CPE Resources with a controlling interest in CPE Resources and its subsidiaries. Cloud Peak Energy Inc. used the proceeds from the IPO to repay the promissory note upon the completion of the IPO on November 25, 2009.

In connection with the IPO, we entered into various agreements governing the relationship among us and various Rio Tinto affiliates. These agreements are summarized below, which summaries are qualified in their entirety by reference to the full text of the agreements which are filed as exhibits to Current Reports on Forms 8-K filed with the SEC on November 25, 2009 and December 2, 2009.

On December 15, 2010, Cloud Peak Energy Inc. priced a secondary offering of 29,400,000 shares of its common stock on behalf of Rio Tinto (the "Secondary Offering"). In connection with the Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources is now a wholly-owned subsidiary of Cloud Peak Energy Inc. Other than the Third Amended and Restated LLC Agreement of CPE Resources, the Tax Receivable Agreement, and the RTEA Coal Supply Agreement, and other than with respect to any surviving indemnification provisions and any surviving covenants and warranties, the structuring agreements discussed in this section have expired or been terminated.

Master Separation Agreement

Prior to the completion of the IPO, we entered into the Master Separation Agreement with Rio Tinto. The Master Separation Agreement set forth the agreements relating to our separation from Rio Tinto and governed our relationship following the completion of the IPO until the completion of the Secondary Offering.

Except as expressly set forth in the Master Separation Agreement or in any other structuring related agreement, neither we nor Rio Tinto made any representation or warranty as to the assets, businesses or liabilities transferred, assumed or acquired in connection with the IPO. Except as expressly set forth in any structuring related agreement, all assets were transferred on an "as is," "where is" basis, and we and our subsidiaries agreed to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest or other encumbrance, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments were not complied with.

Intercompany Agreements—The Master Separation Agreement provided that all existing agreements or arrangements between us and Rio Tinto and its affiliates terminated in connection with the IPO, except for the agreements or arrangements set forth in the structure related agreements, including those relating to certain insurance policies and existing surety bonds and other support arrangements. Certain insurance policies with Rio Tinto's captive insurance provider continued following the completion of the IPO until their expiration on May 31, 2010.

Financial Information—We agreed to provide certain financial information related to our business and information regarding our reserves to Rio Tinto or its affiliates for so long as Rio Tinto or its affiliates own more than 20% of the outstanding common membership units in CPE Resources or, notwithstanding this ownership percentage, were required to account for their investment in us on a consolidated basis or under the equity method of accounting, unless otherwise agreed by us and Rio Tinto. The Master Separation Agreement also required us to disclose on a timely basis information about us to Rio Tinto or its affiliates in connection with any information needed by Rio Tinto or any of its affiliates for, and otherwise cooperate with Rio Tinto or its affiliates in connection with, the preparation of their filings or reports with any governmental authority, national securities exchange or otherwise made publicly available, among other covenants. Rio Tinto agreed to reimburse us for our reasonable out-of-pocket costs, if any, of providing this information to Rio Tinto and agreed to pay us a quarterly fee of $14,025 as compensation for the reasonable internal costs incurred by us in providing the information to Rio Tinto during the time the Master Separation Agreement was in effect.

Exchange of Other Information—The Master Separation Agreement also provided for the mutual sharing of information between us and Rio Tinto and its affiliates in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the completion of the IPO. We also agreed with Rio Tinto and its affiliates to provide mutual access to historical records relating to our or Rio Tinto's businesses that have been retained or maintained by the other party.

Release—Except for each party's obligations under the Master Separation Agreement, the other structuring related agreements and certain other specified liabilities, we and Rio Tinto released and discharged each other and each of the parties' respective affiliates from all liabilities existing or arising between us and all liabilities existing or arising between Rio Tinto and its affiliates on or before the completion of the IPO, except to the extent the liabilities arose from the fraud, gross negligence or willful misconduct of certain of our respective directors and officers. The release did not include obligations or liabilities under any agreements among us and Rio Tinto or affiliates of Rio Tinto that remained in effect following the completion of the IPO.

Indemnification—The Master Separation Agreement set forth various indemnification obligations of CPE Resources and RTA.

CPE Resources Indemnities—CPE Resources agreed to indemnify Rio Tinto and its affiliates for certain liabilities related to CPE Resources' historical business and the ordinary course operation of our business as well as for other liabilities related to our business following the IPO, and certain of the structuring-related agreements. We refer to certain indemnification obligations of CPE Resources as the "general indemnities" and certain other indemnification obligations of CPE Resources as the "special indemnities." All indemnification obligations of CPE Resources were fully and unconditionally guaranteed by CPE Resources' wholly-owned subsidiaries. The indemnification obligations set forth in the various structuring related agreements provided that any indemnification obligations would have been payable as set forth in the Master Separation Agreement. The general indemnities generally included liabilities arising out of or relating to:

- our business conducted prior to the IPO, including with respect to any pending or threatened litigation related to the Decker mine, whether the liabilities arise before, on, or after the completion of the IPO;
- all of our liabilities and claims arising out of or relating to the Jacobs Ranch membership interest purchase agreement (other than liabilities that have been assumed by RTEA), whether the liabilities arose before, on, or after the completion of the IPO;
- all liabilities resulting from any claims made following the completion of the IPO under the Rio Tinto insurance policies that terminated in connection with the IPO;
- all liabilities resulting from any claims made following the expiration (or earlier termination) of certain CPE Resources insurance policies with Rio Tinto's captive insurance provider;
- all liabilities arising out of or relating to the working capital adjustment (described below);
- any breach of the Master Separation Agreement (arising out of or relating to our business conducted prior to the IPO) (unless the breach would constitute a special indemnity);
- any breach of the Underwriting Agreement, the Purchase Agreement or any other structuring related agreement, other than the Agency Agreement or the RTEA Coal Supply Agreement (unless the breach would constitute a special indemnity); and
- any breach by CPE Resources of the Agency Agreement or the RTEA Coal Supply Agreement to the extent that such breach does not result from CPE Resources' gross negligence or willful misconduct.

CPE Resources agreed to indemnify Rio Tinto and its affiliates on a dollar-for-dollar basis with respect to any of the general indemnities.

The special indemnities generally included liabilities arising out of or relating to:

- our business conducted after the IPO, including with respect to litigation related to the operations of the Decker mine following the completion of the IPO, whether the liabilities arise before, on, or after the completion of the IPO;
- all liabilities and claims arising out of or relating to or resulting from the use of any information provided by us or CPE Resources pursuant to the Master Separation Agreement or any breach of any representation or warranty by us or CPE Resources with respect to this information;
- all claims or demands of, or liabilities with respect to, any surety bonds or similar arrangements existing prior to the IPO that remained in place following the completion of the IPO;
- any liabilities, including liabilities to Rio Tinto with respect to any indemnification obligations of us or CPE Resources arising under or relating to the LLC Agreement or the Registration Rights Agreement;
- any breach by CPE Resources of the Agency Agreement or the RTEA Coal Supply Agreement, in each case, resulting from CPE Resources' gross negligence or willful misconduct;
- any breach by us or CPE Resources of the Master Separation Agreement (arising out of or relating to our business conducted after the IPO);
- all liabilities arising out of or based upon any untrue statement of, or omission to state, a material fact in any registration statement or prospectus related to the IPO, except for statements or omissions relating exclusively to Rio Tinto plc;
- all liabilities arising out of or based upon any untrue statement of, or omission to state, a material fact in any offering document related to the senior notes offering except for statements or omissions relating exclusively to Rio Tinto plc; and
- all liabilities arising out of any Rio Tinto public filing, including liabilities arising out of or based upon any untrue statement of, or omission to state, a material fact in any Rio Tinto public filing, if the liabilities arise out of or are based upon information relating exclusively to us or CPE Resources furnished to Rio Tinto under the Master Separation Agreement.

CPE Resources agreed to indemnify Rio Tinto and its affiliates on a dollar-for-dollar basis plus a fraction of a dollar equal to the ownership interest of Rio Tinto and its affiliates in CPE Resources (which was 0% as of December 31, 2010) at the time any special indemnity is payable to Rio Tinto.

Rio Tinto Indemnities—RTA agreed to indemnify us for liabilities related to the Colowyo mine and the uranium mining venture, which were not contributed to CPE Resources, and, subject to certain limitations set forth in the Master Separation Agreement, liabilities related to the Jacobs Ranch mine arising under the Jacobs Ranch membership interest purchase agreement, other than certain liabilities related to the Jacobs Ranch mine that were retained by us and CPE Resources (including liabilities arising due to the gross negligence or willful misconduct of us or our officers or employees). RTA also agreed to indemnify us for any breach by Rio Tinto of the Master Separation Agreement or any other structuring related agreement and for all liabilities resulting from actions taken by Rio Tinto after the completion of the IPO on our behalf constituting gross negligence or willful misconduct. In addition, RTA agreed to indemnify us for liabilities relating to any untrue statement of, or omission to state a material fact in any registration statement or prospectus related to the IPO or the offering memorandum related to the senior notes offering relating exclusively to Rio Tinto plc.

RTA also agreed to indemnify us for liabilities arising out of or based upon any untrue statement of, or omission to state a material fact in any of our public filings if the liabilities arise out of or are based upon information relating exclusively to Rio Tinto plc furnished to us under the Master Separation Agreement. RTA agreed to indemnify us on a dollar-for-dollar basis for all of its indemnification obligations owed to us and CPE Resources.

Expenses of Our Initial Public Offering and Debt Financing Transactions—Rio Tinto or an affiliate of Rio Tinto paid all of our out-of pocket costs and expenses incurred in connection with the structuring transactions referred to above, the IPO and the debt financing transactions (other than fees, discounts and commissions in connection with the IPO and the debt financing transactions).

Corporate Opportunities—Rio Tinto continues to hold certain coal assets in the U.S. and abroad following the IPO. The Colowyo mine in Colorado was not contributed to CPE Resources and, therefore, is not owned by CPE Resources and may compete with our continuing business. Rio Tinto may expand, through development of its remaining coal business, acquisitions or otherwise, its operations that directly or indirectly compete with us. The Master Separation Agreement provided that, except as otherwise agreed between us and Rio Tinto, for one year following the completion of the IPO, RTEA or its affiliates could not pursue any competitive activity or acquisition in the coal industry within the PRB (other than activities related to the Jacobs Ranch mine in connection with the Jacobs Ranch sale). Rio Tinto and its affiliates were not prohibited from pursuing any competitive activity or acquisition outside of the PRB, whether during or after the one-year period including selling coal or other goods produced outside of the PRB to customers located in the PRB or who are otherwise our customers. If a corporate opportunity is offered to Rio Tinto or its affiliates or one or more of Rio Tinto's or its affiliates' executive officers or directors that relates to any competitive activity or acquisition in the coal industry:

- within the PRB after the one-year period referred to above; or
- outside of the PRB,

no such person shall be liable to us or any of our stockholders or CPE Resources or any of its members for breach of any fiduciary or other duty by reason of the fact that the person, including Rio Tinto and its affiliates, pursues or acquires the business opportunity, directs the business opportunity to another person or fails to present the business opportunity, or information regarding the business opportunity, to us or CPE Resources, unless, in the case of any person who is a director or officer of us or CPE Resources, the business opportunity is expressly offered to the director or executive officer in his or her capacity as an executive officer or director of us.

Continuance of Surety Bonds, Letters of Credit and Other Arrangements—Our existing surety bonds, letters of credit and other guarantees or credit arrangements, including with respect to our reclamation obligations, were historically provided by Rio Tinto and its affiliates. These arrangements did not terminate upon completion of the IPO. We agreed to use our commercially reasonable efforts to obtain new surety bonds, letters of credit or other credit arrangements and to obtain the full release of Rio Tinto and its affiliates with respect to any existing surety bonds, letters of credit and other guarantees or credit arrangements. We and our respective affiliates agreed to indemnify Rio Tinto and its affiliates for all liabilities arising out of or relating to any such existing surety bonds, letters of credit and other guarantees or credit arrangements that remained in place following the IPO.

Certain of our existing reclamation obligations were secured by letters of credit issued under Rio Tinto's pre-existing credit facilities. As part of the transition to our own surety bond arrangements, we placed approximately $80.2 million in escrow for the benefit of Rio Tinto with respect to Rio Tinto's liabilities under the existing surety arrangements. No payment obligation was triggered under these arrangements prior to the time that Rio Tinto and its affiliates were fully released with respect to these obligations in March 2010. Accordingly, no amounts were released to Rio Tinto from escrow, and we obtained new surety bonds, letters of credit or other credit arrangements and obtained the full release of Rio Tinto and its affiliates with respect to any existing surety bonds, letters of credit and other guarantees or credit arrangements. This restricted cash amount was released from escrow to our surety bond providers, as needed, to secure our new surety bond arrangements. We have replaced all surety bonds associated with Rio Tinto, and as such, the previously restricted cash has been released.

Working Capital Adjustment—Under the Master Separation Agreement, we and Rio Tinto agreed that upon completion of the IPO, $181 million of unrestricted proceeds from our November 2009 senior notes offering remained with us subject to final adjustments post closing based on our final working capital amounts. We provided the working capital adjustment amount following the completion of the IPO in accordance with the Master Separation Agreement. Rio Tinto agreed to the amount of the adjustment and we paid Rio Tinto approximately $8.4 million as a final working capital adjustment.

After the pricing of the IPO, we entered into a short-term revolving loan agreement for up to $10 million with Rio Tinto to advance funds to us to make certain payments prior to the closing of the IPO. There was a small amount drawn on the loan, which was repaid out of the proceeds of the senior notes offering.

Non-Solicitation—We agreed with Rio Tinto and its affiliates that for a period of twelve months following the completion of the IPO, neither we nor Rio Tinto nor its affiliates would solicit any employee of the other company, subject to certain exceptions.

Other Provisions—The Master Separation Agreement also contained covenants among us and Rio Tinto and its affiliates with respect to, among other matters:

- confidentiality of our and Rio Tinto's proprietary information;
- restrictions on our ability to take any action that limits Rio Tinto's or any of its affiliates ability to freely sell, transfer, assign, pledge or otherwise dispose of our stock; and
- cooperation with respect to litigation.

Other Intellectual Property Agreements

In addition to the Master Separation Agreement, prior to the completion of the IPO, we entered into certain intellectual property agreements with an affiliate of Rio Tinto, assigning to us certain trademarks used in our business, allowing us to use the Rio Tinto trademarks on a transitional basis and licensing certain software.

Third Amended and Restated LLC Agreement

In connection with the IPO, Cloud Peak Energy Inc., RTEA and Kennecott Management Services Company ("KMS") entered into a third amended and restated limited liability company agreement of CPE Resources. We refer to this third amended and restated agreement as the LLC Agreement. Following the completion of the Secondary Offering, RTEA and KMS were no longer parties to the LLC Agreement.

Cloud Peak Business—Cloud Peak Energy Inc.'s sole material asset is our managing member interest in CPE Resources. Under the LLC Agreement, we are not permitted to, and our affiliates are not permitted to, conduct any business or ventures other than in connection with:

- the acquisition, ownership or disposition of our managing member interest;
- the management of the business of CPE Resources as set forth in the LLC Agreement;
- our operation as a public reporting company; or

- businesses or ventures that are held in, or conducted only through, CPE Resources.

Appointment as Manager—Under the LLC Agreement, Cloud Peak Energy became a member and the sole manager of CPE Resources. As the sole manager, we control all of the day to day business affairs and decision-making of CPE Resources without the approval of any other member. As such, Cloud Peak Energy, through our officers and directors, is responsible for establishing the strategy and business policies of CPE Resources and for all operational and administrative decisions of CPE Resources and the day to day management of CPE Resources' business. Furthermore, we can only be removed as manager of CPE Resources if we resign or if we remove ourselves as manager. If this occurs, we must appoint a new manager and, if we continue to own common membership units in CPE Resources, we will become a non-managing member in CPE Resources. However, if we resign or remove ourselves as manager, our Management Services Agreement with CPE Resources will terminate. See "—Management Services Agreement" below.

Rio Tinto Approval Rights—In general, so long as Rio Tinto owned, directly or indirectly, at least 30% of the common membership units of CPE Resources that were outstanding immediately upon completion of the IPO (treating for purposes of this calculation shares acquired upon exercise of the redemption rights and not disposed of by Rio Tinto as units), Rio Tinto's consent was required prior to Cloud Peak Energy and/or CPE Resources taking certain actions, including any of the following actions:

- approval of any transaction that would result in a change of control of CPE Resources or Cloud Peak Energy Inc. or a change in the manager of CPE Resources;
- the merger, consolidation, dissolution or liquidation of CPE Resources or any merger, consolidation, dissolution or liquidation of any subsidiary of CPE Resources (with customary exceptions);
- the direct or indirect sale, transfer, lease or other disposition of property or assets (including capital stock of any subsidiary) of CPE Resources and its subsidiaries outside of the ordinary course of business in excess of $500 million (subject to adjustment for inflation); provided, however, that Rio Tinto's consent is not required for the creation, incurrence or assumption of (or foreclosure or other realization with respect to) any lien created, incurred or assumed in connection with indebtedness assumed, incurred or issued in connection with the IPO, the debt financing transactions and the other transactions contemplated by the LLC Agreement or the other structuring-related agreements;
- any fundamental change outside of the ordinary course in the nature (but not size or methods) of CPE Resources' coal business as in effect upon completion of the IPO, but only insofar as such fundamental change does not relate to the normal operation or activities of CPE Resources' coal business or any business or operation reasonably related or ancillary to CPE Resources' business;
- the acquisition of any other business or asset that has a purchase price in excess of $500 million or that would result in the issuance of equity interests by us or CPE Resources in excess of $500 million (subject to adjustment for inflation);
- the assumption, incurrence or issuance of indebtedness in excess of 125% of the indebtedness amounts included in CPE Resources' operating plan (subject to adjustment for inflation), other than indebtedness to fund ordinary course business operations or to fund any capital expenditures which do not require Rio Tinto consent;
- making or committing to make in any calendar year period, capital expenditures outside the ordinary course of business; provided that the following capital expenditures (subject to adjustment for inflation) shall be deemed to be in the ordinary course of business (x) committed payments under our federal coal leases included in CPE Resources' operating plan and (y) the

aggregate amount of all other capital expenditures not in excess of 125% of the sum of (1) uncommitted payments under potential future federal coal leases included in CPE Resources' operating plan, (2) capital payments other than payments under our federal coal leases included in CPE Resources' operating plan and (3) the cumulative amount by which the actual capital expenditures in preceding years for capital expenditures other than committed payments under our federal coal leases is less than the sum of uncommitted payments under our potential future federal coal leases and payments other than payments under our federal coal leases for the prior years; and

- except as otherwise set forth in any other structuring-related agreement, settling claims as to which Rio Tinto would have liability.

As of December 31, 2010, as a result of the completion of the Secondary Offering, Rio Tinto did not any the common membership units of CPE Resources.

Tax Matters—Cloud Peak Energy Inc. is the tax matters member of CPE Resources. While Rio Tinto owned any common membership units, CPE Resources was prohibited from making tax elections or taking positions on tax issues which would have harmed Rio Tinto if such election or position had not been made or taken. Rio Tinto had a consent right over our actions as the tax matters member of CPE Resources, including initiating proceedings and extending statutes of limitations, if such action would have a significant adverse effect on Rio Tinto. In addition, CPE Resources must operate substantially all of its business through entities treated as partnerships or disregarded entities for U.S. federal income tax purposes.

Compensation—We are not entitled to compensation for our services as manager except as provided in the management services agreement described under "—Management Services Agreement" below.

Distributions—The LLC Agreement provides that distributions of cash will be made in our discretion, as manager, pro rata among the members holding common membership units in accordance with their respective percentage interests in CPE Resources. It is intended that the distributions made will be sufficient to enable us to satisfy any present or future tax, levy, import, duty, charge, assessment or fee of any nature (including interest, penalties, and additions thereto) that is imposed by any government or other taxing authority and to allow us to meet Cloud Peak Energy's obligations under the Tax Receivable Agreement.

One-to-One Ratio—The LLC Agreement contains various provisions requiring that we and CPE Resources take certain actions in order to maintain, at all times, a one-to-one ratio between the number of common membership units held by us and the number of shares of our common stock outstanding. This one-to-one ratio must also be maintained in the event that we issue additional securities or incur debt or issue any debt securities. Accordingly, every time we issue shares of our common stock, other than in connection with the exercise of our assumption rights in connection with any redemption, CPE Resources is required to issue additional common membership units to us. In addition, if we pay a dividend or other distribution to holders of our common stock, it must be accompanied by an immediately prior distribution by CPE Resources to all members.

If we redeem, repurchase, acquire, exchange, cancel or terminate any shares of our common stock, this action must be accompanied by an immediately prior identical (including with respect to the appropriate consideration paid for such action) redemption, repurchase, acquisition, exchange, cancellation or termination of common membership units of CPE Resources held by us. In addition, in general, upon any consolidation or merger or combination to which we are a party or any sale or disposition of all or substantially all of our assets to a third party, we are required to take all necessary action so that the common membership units held by any non-managing member will be exchangeable on a per-common membership unit basis at any time or from time to time following such event into the kind and amount of shares of stock and/or other securities or property (including cash) receivable upon such event by holders of our common stock.

Increase in Our Interest in CPE Resources Upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options we have issued or the issuance of other types of equity compensation (such as issuances of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), the size of our managing member interest in CPE Resources will increase by a number of common units equal to the number of our shares being issued in connection with the exercise of options or the issuance of shares for other types of equity compensation.

Dissolution—The LLC Agreement further provides that the unanimous consent of the members of CPE Resources will be required to voluntarily dissolve CPE Resources. In addition to a voluntary dissolution, CPE Resources will be dissolved upon the entry of a decree of judicial dissolution in accordance with Delaware law. Upon a dissolution event, the proceeds of liquidation will be distributed in the following order:

- first, to pay the expenses of winding up, liquidating and dissolving CPE Resources and all creditors of CPE Resources, including members who are creditors; and
- second, to the members pro rata in accordance with their percentage interests.

Information—The LLC Agreement provides that the members of CPE Resources are entitled to certain information regarding CPE Resources. This information includes quarterly and annual information regarding CPE Resources, information required for certain tax matters and any other information required under Delaware law or as reasonably requested by a member.

Confidentiality—Each member agrees to maintain the confidentiality of any information received by the member or its affiliates and representatives in connection with the transactions contemplated by the LLC Agreement which we, as manager, notify the member is confidential for a period of three years following the earlier of the date of dissolution of CPE Resources or the date such member ceases to be a member, with customary exceptions, including to the extent disclosure is required by law or judicial process.

Amendment—Unless otherwise required by law, the LLC Agreement may be amended only by the written consent of each of Cloud Peak Energy, in our capacity as manager, and the non-managing members; provided, however, that no amendment may be made without the consent of the holder if the amendment would adversely affect the rights of the holder other than on a pro rata basis with other holders of common membership units. In addition, the LLC Agreement also provides that any amendment to the Management Services Agreement that could materially adversely impact the economic interests of the members will require the consent of the non-managing members prior to the execution of the amendment by Cloud Peak Energy, in our capacity as manager, on behalf of CPE Resources. The consent rights of the non-managing member with respect to any amendments shall terminate when the non-managing members cease to own in the aggregate at least 10% of the common membership units that were outstanding immediately following the IPO.

Indemnification—The LLC Agreement provides for indemnification of the manager, members and officers of CPE Resources and their respective subsidiaries or affiliates from and against liabilities arising out of or relating to the business of CPE Resources, the LLC Agreement, any person's status as a manager, member, director or officer of CPE Resources or any action taken by any manager, member, director or officer of CPE Resources under the LLC Agreement or otherwise on behalf of CPE Resources, except that no person entitled to indemnification under the LLC Agreement will be entitled to indemnification if the liability results from the gross negligence or willful misconduct of such person.

Fiduciary Duties—Circumstances may arise in the future when the interests of the members in CPE Resources conflict with the interests of our stockholders. As manager of CPE Resources, we owe fiduciary duties to the non-managing members of CPE Resources that may conflict with fiduciary duties our officers and directors owe to our stockholders.

Corporate Opportunities—The LLC Agreement also contains similar provisions regarding corporate opportunities as are included in our amended and restated certificate of incorporation.

Transition Services Agreement

Historically, Rio Tinto provided key services to us, including services related to treasury, accounting, procurement, legal services, information technology, employee benefit and welfare plans, among other services. Prior to the completion of the IPO, we entered into the Transition Services Agreement with an affiliate of Rio Tinto, pursuant to which this Rio Tinto affiliate agreed to continue to provide us with certain of these key services for a transition period generally of nine months. Pursuant to the Transition Services Agreement, the Rio Tinto affiliate provided services to us, including certain:

- financial related services;
- data management and transactional purchasing procurement services;
- benefit administration related services; and
- information technology, network and related services.

We agreed to pay the Rio Tinto affiliate for such services as set forth in the Transition Services Agreement. The total amounts paid to the Rio Tinto affiliate under the Transition Services Agreement for 2009 were $464,000 and for 2010 were $1.2 million. Payments for services were made on a monthly basis and we reimbursed the Rio Tinto affiliate for all reasonable out-of-pocket expenses. Any amounts owed by us to the Rio Tinto affiliate under the Transition Services Agreement that were not paid when due bore interest at a rate of 10% per annum compounded annually from the time the payment was due until paid. However, if the term of any service provided under the agreement was extended or if there was a material change in the assumptions originally used by us and the Rio Tinto affiliate in determining the costs to be charged for the service, the amounts payable to the Rio Tinto affiliate would have been adjusted accordingly as mutually agreed to by us and the Rio Tinto affiliate.

The services provided under the Transition Services Agreement were terminated in September 2010.

Tax Receivable Agreement

The IPO, related IPO structuring transactions and Secondary Offering, increased our tax basis in our share of CPE Resources' tangible and intangible assets, as well as our basis in the equity of its subsidiaries and assets held by those subsidiaries. These increases in tax basis have increased our depreciation, amortization and cost depletion deductions and therefore reduced the amount of tax that we would otherwise be required to pay in the future.

In connection with the IPO, we entered into the Tax Receivable Agreement with RTEA that generally requires us to pay to RTEA approximately 85% of the amount of cash tax savings, if any, that we realize as a result of the increases in tax basis that we obtained in connection the initial acquisition of our interest in CPE Resources, our subsequent acquisition of RTEA's remaining units in CPE Resources, as well as payments made by us under the Tax Receivable Agreement. Due to the size of the increases in the tax basis of our share of CPE Resources' tangible and intangible assets, as well as the increase in our basis in the equity of CPE Resources' subsidiaries and assets held by those subsidiaries, we expect to make substantial payments to RTEA under the Tax Receivable Agreement.

Based on the tax basis of our assets as of December 31, 2010 and CPE Resources' operating plan, the future payments under the Tax Receivable Agreement are estimated to be approximately $190.1 million in the aggregate and are estimated to be payable over the next 21 years. This estimate is based on assumptions related to our business that could change, and the actual payments could differ materially from this estimate. Payments would be greater if we generate income significantly in excess of the amounts used in our operating plan, for example, because we acquire additional LBAs beyond our existing LBAs, and as a result, we realize the full tax benefit of such increased tax basis (or an increased portion thereof). As a result of our acquisition of RTEA's remaining units in CPE Resources in the Secondary Offering, we received a further step-up in our tax basis and, accordingly, our obligations under the Tax Receivable Agreement to pay RTEA 85% of any benefits we receive as a result of such further step-up has significantly increased. Our obligation may further increase if there are changes in law, including the increase of current corporate income tax rates. The payment obligations under the Tax Receivable Agreement are not conditioned upon RTEA's or its affiliate's continued ownership of an interest in CPE Resources or our available cash resources.

Asset Sales—In addition to our obligations to make payments to RTEA with respect to our actual cash tax savings, if CPE Resources sells any asset with a gross value greater than $10 million outside the ordinary course of its business in a wholly or partially taxable transaction, we will be required to make yearly payments to RTEA equal to RTEA's deemed cost of financing its accelerated tax liabilities with respect to such sale and after such assets sales we will be required to make certain adjustments to the calculation of our actual cash tax savings for taxable years following sales or redemptions of RTEA's units in CPE Resources. These adjustments could result in an acceleration of our obligations under the Tax Receivable Agreement. In addition, the debt financing transactions contain limitations on CPE Resources' ability to make distributions, which could affect our ability to meet these payment obligations. These limitations on CPE Resources' ability to make distributions may limit our ability to engage in certain taxable asset sales or dispositions outside the ordinary course of our business. We could also seek to obtain RTEA's consent to any such transaction which they would not be obligated to provide. Further, if CPE Resources transfers an asset outside the ordinary course of business in a wholly or partially tax-free transaction to an entity which does not provide us with sufficient information to calculate tax savings with respect to such asset, CPE Resources will be treated as having sold that asset in a taxable transaction for purposes of determining our cash tax savings and this will result in an acceleration of our obligations under the Tax Receivable Agreement.

Prohibited Transfers—In order to protect the value of the payments that RTEA expects to receive under the Tax Receivable Agreement, we are prohibited in certain cases from transferring assets to entities treated as (or entities owned by subsidiaries of CPE Resources treated as) corporations for U.S. federal income tax purposes in transfers which are not wholly-taxable if such transfer would be outside the ordinary course of our business.

Early Termination and Default—If we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under the Tax Receivable Agreement or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the Bankruptcy Code or otherwise, such default will permit RTEA to enforce its rights under the Tax Receivable Agreement, including by acceleration of our obligations to an amount equal to the net present value of each future payment, based on an agreed upon set of assumptions. We have the right to terminate the Tax Receivable Agreement at any time and, if we so elect, our obligations under the Tax Receivable Agreement will be accelerated and calculated in the same manner as acceleration in default.

IRS Determinations—Our ability to achieve benefits from any tax basis increase, and therefore the payments expected to be made under the Tax Receivable Agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income. If the U.S. Internal Revenue Service were to subsequently challenge one or more of our tax positions relevant to the Tax Receivable Agreement, and if such challenge were ultimately upheld, the terms of the Tax Receivable Agreement require RTEA to repay to us an amount equal to the prior payments made by us to RTEA in respect of any disallowed cash tax savings. Further, such a challenge could result in a decrease to our tax benefits as well as our future obligations under the Tax Receivable Agreement. We must obtain RTEA's consent prior to settlement of any such challenge if it may affect RTEA's rights and obligations under the Tax Receivable Agreement.

Registration Rights Agreement

In connection with the IPO, we entered into the Registration Rights Agreement with certain Rio Tinto affiliates. Prior to the Secondary Offering, pursuant to the Registration Rights Agreement, Rio Tinto had the right to require us to register for public resale under the Securities Act of 1933, as amended (the "Securities Act"), all registerable securities that were held by it or its affiliates and that Rio Tinto requested be registered. Registerable securities subject to the Registration Rights Agreement are shares of our common stock issued or issuable in exchange for common membership units and any other shares of our common stock held by Rio Tinto and any of its transferees.

Pursuant to the Registration Rights Agreement, in the event that we caused a registration statement to be declared effective registering the sale of our equity securities and conducted a sale of those equity securities, the net proceeds of which would have been used solely for the purpose of causing CPE Resources to redeem common membership units from Rio Tinto in exchange for cash, that registration statement would have qualified as one demand registration so long as the net proceeds of the offering were equal to at least $50 million. The Registration Rights Agreement included customary blackout and suspension periods.

Holders of registerable securities also had "piggyback" registration rights, which meant that they could have included their respective shares in registrations of our equity securities, whether or not that registration related to a primary offering by us or a secondary offering by or on behalf of any of our stockholders.

Pursuant to the Registration Rights Agreement, Cloud Peak Energy and Rio Tinto shared responsibility for the expenses of the demand registration (other than underwriters' discounts or commissions) in connection with the Secondary Offering with Cloud Peak Energy covering 25% of the expenses and Rio Tinto covering 75% of the expenses. Rio Tinto was responsible for the underwriters' discount or commission. CPE Resources agreed to indemnify holders with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in the registration statement by a holder.

RTEA Coal Supply Agreement

We entered into the Coal Supply Agreement with RTEA pursuant to which we receive the economic benefits and risks of certain coal supply contracts previously entered into by RTEA or its affiliates that could not be assigned to us or one of our subsidiaries. The coal to be delivered under the Coal Supply Agreement will be sourced from our mines, which were previously held, operated and controlled by RTEA or its affiliates prior to the completion of the IPO. We agreed to perform RTEA's obligations under certain coal supply contracts and receive from RTEA the customer payments made under those agreements. As payment for the sale of coal by, and services of, us, RTEA pays us a fee equal to all payments actually received by RTEA from the customers for the coal over the term of the Coal Supply Agreement. The Coal Supply Agreement will expire when the coal supply contracts, which cannot be assigned to us, expire. We have agreed to indemnify RTEA for certain liabilities and failures of CPE Resources to perform its obligations under the agreement.

RTEA Agency Agreement

We entered into the Agency Agreement with RTEA pursuant to which we undertook certain customer service, logistics and other activities for and on behalf of RTEA. The services related to RTEA's coal supply agreement with Arch Coal Sales Company, Inc. regarding certain coal purchases and sales involving the Jacobs Ranch mine that could not be otherwise assigned to Arch Coal Sales Company, Inc. in connection with the Jacobs Ranch Sale. Arch Coal Sales Company, Inc. agreed to substantially perform RTEA's obligations under certain customer coal supply contracts. In turn, we acted as agent for RTEA for certain actions required to be taken under the coal supply agreement with Arch Coal Sales Company, Inc., including communicating with RTEA customers and collecting and forwarding payments for the coal sales to Arch Coal Sales Company, Inc. We also agreed to arrange for the purchase and/or sale of substitute coal if Arch Coal Sales Company, Inc. failed to perform its obligations under its agreement with RTEA. We also agreed not to intentionally interfere with the customer coal supply contracts or the sales or purchases by Arch Coal Sales Company, Inc. pursuant to those contracts. The Agency Agreement expired in July 2010. We were paid a flat flee of $42,000, payable per annum, which was intended to reflect our costs for acting as agent for RTEA.

Management Services Agreement

Cloud Peak Energy Inc. entered into the Management Services Agreement with CPE Resources pursuant to which we provide certain management services to CPE Resources. In exchange for the services, CPE Resources reimburses us for compensation and other expenses of certain of our officers and for reasonable out-of-pocket costs and expenses incurred by us for providing the management services, including legal, accounting and other third-party advisors and consultants, certain insurance costs and other items of corporate overhead and costs associated with our maintenance of our corporate existence and status as a reporting company under the federal securities laws, including costs related to the Registration Rights Agreement. CPE Resources also provides reasonable administrative and support services to us, such as office facilities, equipment, supplies, payroll and accounting and financial reporting. The Management Services Agreement also provides that our employees may participate in CPE Resources' benefit plans, and that CPE Resources employees may participate in our equity incentive plan. CPE Resources has agreed to indemnify us for any losses arising from our performance under the Management Services Agreement, except that we have agreed to indemnify CPE Resources for any losses caused by our willful misconduct or gross negligence. In the event we cease to serve as manager of CPE Resources, the Management Services Agreement will automatically terminate.

Employee Matters Agreement

Prior to the completion of the IPO, we and certain of our affiliates, and Rio Tinto and certain of its affiliates entered into the Employee Matters Agreement that governs certain compensation and employee benefit obligations with respect to those employees transferred to us from Rio Tinto. The Employee Matters Agreement allocates liabilities and responsibilities relating to certain employee compensation and benefit plans and programs and related matters in connection with the separation, including, among other things, health and welfare benefit obligations, the treatment of outstanding annual bonus awards and long-term incentive awards, deferred compensation obligations and retirement plans.

Employee Benefits—The Employee Matters Agreement provides that, after the IPO, we assumed and became liable for wages, salaries, incentive compensation and defined contribution retirement plan obligations and liabilities for all employees of our business and have agreed to indemnify Rio Tinto against certain severance and benefits continuation obligations. Until January 1, 2010, RTA continued to provide health and welfare benefits to the employees of our business and we reimbursed and indemnified (other than for willful misconduct or material breaches of fiduciary duty) Rio Tinto for agreeing to administer these benefits to our employees until such date. Rio Tinto has no liability under any health and welfare plan for claims incurred in respect of our employees after the completion of the IPO and we have no liability under any health and welfare plan for claims incurred in respect of our employees prior to the completion of the IPO. In addition, we have assumed and indemnified Rio Tinto for any obligations arising out of certain health reimbursement accounts provided in 2004 and 2005 to our employees.

Our employees became eligible to participate in our health and welfare benefit plans on January 1, 2010. We reserved the right to amend, modify or terminate any of our benefit plans (including any retirement plans) in accordance with their terms.

Retirement Plans—Our employees are permitted to roll over their account balances (including loans) in the applicable RTA defined contribution plan to our corresponding plan and were eligible to participate in such defined contribution plan immediately upon the completion of the IPO. We have credited each of our employees with his or her service with any member of Rio Tinto prior to the completion of the IPO for all purposes under the plans sponsored or maintained by us to the extent the corresponding RTA plans give credit for such service. We have not assumed any pension obligations under Rio Tinto's or RTA's defined benefit plans, but we do provide retiree medical benefits for former Rio Tinto employees working for us since the IPO once they reach age 55 and have 10 years of service combined with Rio Tinto and us. Employees vested in RTA's plan are able to choose between our retiree benefits or those provided by RTA.

Bonus Plans—Under the Employee Matters Agreement, any of our employees that participated in the Rio Tinto Short Term Incentive Plan ("STIP"), the Rio Tinto Energy America Retention Bonus Plan or the Rio Tinto Energy America Quarterly Incentive Plan received their bonus for the full 2009 calendar year. Rio Tinto was liable for a pro rata portion of the bonus equal to the number of days in the performance period prior to the completion of the IPO divided by the total number of days in the applicable performance period and we were liable for the remainder of such bonus. With respect to any discretion under any bonus plan that could have been exercised by Rio Tinto such discretion was exercised prior to the completion of the IPO and the fact that such discretion has been exercised was communicated to our employees. With respect to our employees that participated in Rio Tinto plc and Rio Tinto Limited equity compensation plans, the Employee Matters Agreement provided that such employees were treated as having terminated their employment with Rio Tinto due to their employer ceasing to be under the control of Rio Tinto and they were paid out in accordance with the applicable plan terms. Rio Tinto plc and Rio Tinto Limited are only party to the Employee Matters Agreement for purposes of Rio Tinto's equity compensation plans.

Other Commercial Arrangements

From time to time, we enter into arms-length commercial arrangements in the ordinary course of business with Rio Tinto, including selling coal to Rio Tinto and engaging Rio Tinto for agency services in connection with our export coal sales. In 2010, we paid approximately $0.3 million to Rio Tinto Korea Limited for agency services and received $8.6 million from Australia Coal Holdings Pty. Limited in connection with certain export coal sales agreements. For calendar years 2011 and 2012, we expect to pay approximately $0.7 million for agency services and receive approximately $17.4 million for export coal sales agreements to these same entities based on currently proposed transactions.

Policies on Business Conduct and Ethics

We have established a corporate compliance program as part of our commitment to responsible business practices in all of the communities in which we operate. The Board has adopted a Code of Conduct that applies to all of our directors, officers and employees, which promotes the fair, ethical, honest and lawful conduct in our business relationships with investors, employees, customers, suppliers, competitors, government representatives, and other business associates. In addition, we have adopted a Code of Ethics for Principal Executive and Senior Financial Officers. These two policies form the foundation of a compliance program that includes policies and procedures covering a variety of specific areas of professional conduct, including compliance with laws, conflicts of interest, confidentiality, public corporate disclosures, insider trading, trade practices, protection and proper use of company assets, intellectual property, financial accounting, employment practices, health, safety and environment, and political contributions and payments.

Both our Code of Conduct and our Code of Ethics for Principal Executive and Senior Financial Officers are available on our website at *www.cloudpeakenergy.com*, in the "Corporate Governance" subsection in the "Investor Relations" section. In accordance with NYSE and SEC rules, we currently intend to disclose any future amendments to our Code of Ethics, or waivers from our Code of Ethics for our Chief Executive Officer or Chief Financial Officer, by posting such information on our website (*www.cloudpeakenergy.com*) within the time period required by applicable SEC and NYSE rules.

Indemnification of Officers and Directors

Our bylaws require us to indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws also state that Cloud Peak Energy has the power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the company, or is or was serving at the request of the company as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person or on the person's behalf in any such capacity, or arising out of the person's status as such, whether or not the company would have the power to indemnify the person against such liability under the company's bylaws or the Delaware General Corporations Law, provided, however, that such insurance is available on acceptable terms, which determination will be made by a vote of a majority of the Board.

Management Certifications

In accordance with the Sarbanes-Oxley Act of 2002 and SEC rules thereunder, our Chief Executive Officer and Chief Financial Officer have signed certifications under Sarbanes-Oxley Section 302, which have been filed as exhibits to our annual report on Form 10-K for the year ended December 31, 2010. In addition, our Chief Executive Officer submitted our most recent certification to the NYSE under Section 303A.12(a) of the NYSE listing standards on June 9, 2010.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the number of shares of common stock beneficially owned by each person known by Cloud Peak Energy to beneficially own more than 5% of the outstanding shares of our common stock. Except as otherwise noted, (1) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (2) ownership is as of the dates noted below. As of February 28, 2011, there were 60,878,397 shares of our common stock outstanding.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class
T. Rowe Price Associates, Inc.(1) 100 E. Pratt Street Baltimore, Maryland 21202	6,352,070	10.43%
BlackRock, Inc.(2) 40 East 52nd Street New York, NY 10022	3,882,664	6.38%
Eagle Asset Management, Inc.(3) 880 Carillon Parkway St. Petersburg, Florida 33716	3,303,839	5.43%
Ameriprise Financial, Inc.(4) 145 Ameriprise Financial Center Minneapolis, Minnesota 55474	3,105,632	5.10%

(1) This information is based on a Schedule 13G/A filed with the SEC on February 10, 2011, by T. Rowe Price Associates, Inc., in which it reported sole voting power as to 1,272,270 shares and sole dispositive power as to all shares. T. Rowe Price Associates, Inc. expressly disclaims any beneficial ownership of these shares.

(2) This information is based on a Schedule 13G filed with the SEC on February 3, 2011, by BlackRock, Inc., in which it reported sole voting and dispositive power as to all shares.

(3) This information is based on a Schedule 13G/A filed with the SEC on February 11, 2011, by Eagle Asset Management, Inc., in which it reported sole voting and dispositive power as to all shares.

(4) This information is based on a Schedule 13G/A filed with the SEC on February 10, 2011, filed jointly by Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC, in which each reported sole voting and dispositive power over none of the shares and joint voting power as to 948,139 shares and joint dispositive power over all the shares. Each of Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC expressly disclaims beneficial ownership of these shares.

The following table sets forth information with respect to the number of shares of our common stock beneficially owned by (1) our "named executive officers," which, for purposes of this Proxy Statement, refers to the five current executive officers included in the Summary Compensation Table below in this Proxy Statement, (2) each current Cloud Peak Energy director and each nominee for director, and (3) all current Cloud Peak Energy directors and executive officers as a group. Except as otherwise noted, (1) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (2) ownership is as of February 28, 2011.

Name and Address(1) of Beneficial Owner	Number of Shares of Common Stock(2)	Percent of Class
Colin Marshall	195,200	*
Gary Rivenes	57,250	*
Michael Barrett	56,450	*
James Orchard	30,200	*
C. Kevin McArthur	30,208	*
Bryan Pechersky	27,777	*
Keith Bailey	24,074	*
Chris Tong	13,521	*
William Fox III	11,521	*
William Owens	10,708	*
Steven Nance	10,208	*
James Voorhees	0	*
All Current Executive Officers and Directors as a Group (16 persons)	523,517	*

* Less than 1%.

(1) Address for beneficial owners shown in the table is: c/o Cloud Peak Energy, 505 South Gillette Avenue, Gillette, Wyoming 82716.

(2) Includes shares of unvested restricted stock as follows: Mr. Marshall, 195,200; Mr. Rivenes, 56,450; Mr. Barrett, 56,450; Mr. Orchard, 30,200; Mr. McArthur, 7,374; Mr. Pechersky, 27,777; Mr. Bailey, 12,813; Mr. Tong, 7,687; Mr. Fox, 7,687; Mr. Owens, 7,374; Mr. Nance, 7,374; Mr. Voorhees, 0.

Also includes shares of common stock underlying restricted stock units awarded to the independent directors which become payable generally upon the resignation or retirement from the Board, as follows: Mr. McArthur, 2,834; Mr. Bailey, 4,361; Mr. Tong, 2,834 ; Mr. Fox, 2,834; Mr. Owens, 2,834; Mr. Nance, 2,834; Mr. Voorhees, 0.

EXECUTIVE COMPENSATION

Compensation Committee Report

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
William Fox III, Chair
Steven Nance
William Owens

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis ("CD&A") provides a discussion of the compensation philosophy and objectives that underlie our executive compensation program and how we evaluated and set our executives' compensation for 2010. This CD&A is intended to provide qualitative information concerning how 2010 compensation was earned by and awarded to our executive officers. Further, it identifies the most significant factors relevant to our 2010 executive compensation decisions as well as any relevant changes to our 2011 executive compensation program and gives context to the data presented in the tables included below in this Proxy Statement. The term "executive officers" means our senior executives who are all listed above under the heading "Executive Officers" and also includes Mr. Marshall. The term "named executive officers" means the five current executive officers identified in the table below.

Our Named Executive Officers

Named Executive Officer	Title
Colin Marshall	President, Chief Executive Officer and Director
Michael Barrett	Executive Vice President and Chief Financial Officer
Gary Rivenes	Executive Vice President and Chief Operating Officer
James Orchard	Senior Vice President, Marketing and Government Affairs
Bryan Pechersky	Senior Vice President and General Counsel

Prior to the completion of the IPO, our employees, including our executives, were compensated by various entities related to Rio Tinto. Accordingly, our compensation programs, salary, bonus, equity and long-term incentive compensation effective for 2009 following the IPO were established by Rio Tinto with the assistance of Mercer (US) Inc. ("Mercer") and were reviewed by our Board in connection with the IPO.

The Compensation Committee was formed at the IPO and held its first meeting in January 2010. The Compensation Committee believes that a mix of cash, equity and incentive elements most appropriately aligns our executive officers' compensation with stockholders' interests by rewarding performance that meets or exceeds established goals, with the ultimate objective of increasing long-term stockholder value. There should be a clear alignment between company and individual performance, and the compensation levels achieved by the executive officers.

2010 was the first year in which Cloud Peak Energy operated as a stand-alone public company for an entire year. We delivered a strong first year as a new public company. Coal demand recovered from the lows of 2009 and our operations ran well, enabling us to produce some additional tonnage at low incremental costs in order to meet our customer demands. We improved safety performance year over year, with an MSHA All Injury Frequency Rate of 0.58, which is among the lowest of the top ten U.S. coal producers. We also continued our trend of no environmental violations under the Surface Mining Control and Reclamation Act (SMCRA) since October 2002.

Our Asian exports increased to 3.3 million tons in 2010 from 1.6 million tons in 2009 as export demand increased. Further, we improved our forward sale position going into 2011. We faced some difficulties in 2009 with our customers being reluctant to enter into typical long-term contracts for coal purchases. However, during 2010, we were successful in normalizing our long-term contract position for future deliveries and entered 2011 with our expected production fully sold.

Our marketing and operating strategies translated into strong financial performance in 2010. Key financial metrics, including EBITDA, revenues per ton, and cost per ton performed well against our budget targets. Additionally, the company implemented significant improvements in its reporting and control environment, including employing several key finance positions, making numerous policy and procedure changes, and upgrading our financial reporting function and documenting and testing our key internal controls to improve the effectiveness of our internal control over financial reporting. At December 31, 2010, management conducted an evaluation and concluded that the previous material weakness was fully remediated and no significant deficiencies were noted, which was a key component of our Annual Incentive Plan for 2010. Please see "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in the Form 10-K for a more detailed description of our fiscal year 2010 financial results.

In addition to strong operational and financial performance throughout 2010, the company also achieved several major milestones during 2010. These included the completion of an exchange offering to register its senior notes with the SEC by CPE Resources in September, as well as the completion of the Secondary Offering, which resulted in Rio Tinto divesting 100% of its interest in CPE Resources in December 2010. The completion of the Secondary Offering resulted in the elimination of the overhang perceived by many investors due to Rio Tinto's ownership in CPE Resources. It also approximately doubled our publicly traded shares, and as a result, greatly improved our liquidity.

The Compensation Committee took into account these strong company results and accomplishments in considering the executive officers' compensation levels, particularly the discretionary payout under the company's Annual Incentive Plan for 2010. As a result, the variable cash compensation component of the executive officers' compensation program under the Annual Incentive Plan, which is designed to reward positive performance and is described in more detail below, was a larger part of the overall cash compensation earned in 2010.



CEO 2010 Cash Compensation
35%
65%
Fixed Cash (Base Salary)
Variable Cash (Bonus)
All Other Executive Officers' 2010 Cash Compensation
44%
56%
Fixed Cash (Base Salary)
Variable Cash (Bonus)

Executive Compensation Philosophy and Objectives

As part of the Compensation Committee's review of our 2010 and 2011 executive compensation programs, the Compensation Committee discussed the goals it wished to achieve in setting executive compensation. The executive compensation program is designed to reward our executive officers for their overall contribution to company performance, including the achievement of specific annual, long-term and strategic goals. The executive compensation program should also seek to align executive officers' interest with those of our stockholders by rewarding performance that meets or exceeds established goals, with the ultimate objective of increasing long-term stockholder value. Specifically, the program is designed to:

- Retain and attract a highly competent, motivated team of employees appropriately aligned with the long-term interest of our shareholders;
- Encompass safety and environmental stewardship as core elements of our compensation program;
- Encourage behavior that will enhance both current year performance and long-term growth of shareholder value;
- Target total compensation to be in a range around the 50th percentile of our peer group with the opportunity for enhanced compensation for superior company and individual performance;
- Provide as part of our total compensation base salary, the opportunity for a cash bonus and, as appropriate, the opportunity for equity, linked to the long-term growth in total shareholder return;
- Achieve minimum performance thresholds prior to any incentive compensation being earned;
- Provide market competitive programs of health, welfare and retirement benefits to all employees on an equivalent basis;
- Make equity ownership and retention guidelines for executives and directors a key component to ensure alignment with long-term shareholder interests.

The Compensation Committee will continue to review our compensation philosophy on a periodic basis to judge whether the goals and objectives are being met, and what, if any, changes may be needed to the philosophy.

Setting Executive Compensation

At its January 2010 meeting, the Compensation Committee reviewed the executive compensation program in place at the end of 2009. During that meeting it established the 2010 performance criteria under the Annual Incentive Plan. The Compensation Committee then elected to retain the existing executive compensation program for 2010, in part because the executive compensation program was relatively new and the Compensation Committee was still establishing its own compensation practices and philosophies. Furthermore, the Compensation Committee decided to undertake a full review of the executive compensation program for 2011, and in June 2010, the Compensation Committee began its review of the 2010 compensation programs and practices to ensure that our executive officer and director compensation programs supported the company's compensation philosophy and overall corporate vision, and were appropriately aligned with our stockholders' interests and current market practices. As part of that review, it retained the independent executive compensation consultant Aon Hewitt. The Compensation Committee asked Aon Hewitt to conduct a comprehensive review of Cloud Peak Energy's 2010 executive officer compensation program in order to assist the Compensation Committee in determining whether any elements of the existing compensation program should be modified. Aon Hewitt's review included the following, at the Compensation Committee's request:

- Total compensation plan review;
- Peer group development;
- Executive benchmarking of executive positions;

- Outside director compensation benchmarking; and
- Preparation and recommendations of measurements for annual bonus plan and long term incentive grants, advice and recommendation for long term incentive vehicles and grant sizes.

Although the analysis provided by Aon Hewitt did not provide input specifically regarding the compensation programs in effect during 2010, it did provide the basis for executive officer compensation practices adopted by the Compensation Committee for 2011. Specifically, in connection with the 2011 executive officer compensation program, the Compensation Committee implemented benchmarking for its executive officers' total compensation to be in a range around the 50th percentile of its compensation peer group, and made changes to certain individual's compensation packages to bring the total direct compensation into alignment with this goal.

The peer group in effect at the end of 2009 had been established at the time of the IPO in order to obtain a general understanding of current compensation practices and so that our post-IPO executive compensation program could be structured in a manner that is generally consistent with those of other companies of comparable size and industries. The Compensation Committee evaluated this peer group and determined that no changes were warranted for the 2010 compensation programs.

However, the Compensation Committee reviewed the existing compensation peer group for relevancy, size and competitiveness against Cloud Peak Energy in relation to its review for the 2011 compensation program. Aon Hewitt assisted the Compensation Committee in this review by providing additional peer group companies for the Compensation Committee to consider based on a variety of criteria, including competition for executive talent, industry and industry-related peers, the size of the company in terms of asset base, revenue or market cap, and the availability of compensation data. The Compensation Committee considered the relative size of each of the companies in the new proposed compensation peer group in terms of both revenues and market cap and also considered whether the companies were in an industry which could be easily compared to Cloud Peak Energy's business model. The Compensation Committee also took into account whether Cloud Peak Energy's investors and analysts considered these companies competitors for purposes of their analyses of the Cloud Peak Energy's business.

As a result of this review, the Compensation Committee approved a revised list of compensation peer group companies for the purpose of establishing the benchmarking targets for and annual review of the company's 2011 executive compensation program. A comparison of 2010 peer group against the 2011 compensation peer group is below:

2010 Peer Group	**2011 Peer Group**
Alliance Resource Partners	*Alpha Natural Resources*
Alpha Natural Resources	*Arch Coal*
Arch Coal	Atlas Energy
Consol Energy	Compass Minerals Intl
Foundation Coal Holdings	*Consol Energy*
International Coal Group	*International Coal Group*
James River Coal	*James River Coal*
Massey Energy	*Massey Energy*
Patriot Coal	*Patriot Coal*
Peabody Energy	*Peabody Energy*
Westmoreland Coal	Penn Virginia
	SM Energy
	Walter Energy

* *Italics denotes companies which are common as between the two peer groups.*

Key Elements of Our Executive Compensation Program

The following table highlights the key elements of our 2010 executive compensation program and the primary purpose of each element. Each element set forth in the table below is discussed in further detail below in this CD&A.

Element	Objectives and Basis	Key Features
Base Salary	• Provide base compensation that is competitive for each role to reward and motivate individual performance.	• Targeted to be in a range around the 50th percentile of our compensation peer group. • Varies based upon individual skills, experience and other factors.
Annual Incentive Compensation (Cash Bonus)	• Provide annual rewards for achieving annual operating, financial and personal performance objectives. • Align executive officers' interests with those of our stockholders by promoting strong annual results through maximizing revenue and operating efficiency. • Retain executive officers by providing market-competitive compensation.	• Cash bonus based on company financial and safety targets. • A portion of the cash bonus is based on individual performance at the discretion of the Compensation Committee. • Can vary from 0% to 200% of the target amount.
Long-Term Incentive Awards (Equity)	• Align executives' interests with stockholders' interests by linking part of each executive officer's compensation to long-term corporate performance. • Provide ownership opportunities which promote retention and enable us to attract and motivate our executive officers. • Retain executive officers through multi-year vesting of equity grants.	• Targeted at a level that will provide total direct compensation (base + annual incentive + equity awards) in a range around the 50th percentile of our compensation peer group's total direct compensation. • Utilizes different equity types, including stock options and restricted stock to balance the multiple objectives. • Long-term equity awards generally vest 100% at the end of a three-year period.

Base Salary

We provide our executive officers with a level of base salary in the form of cash compensation which we intend to be appropriate in light of their roles, experience, skill level and responsibilities within our organization. The Compensation Committee intends to review annually the base salary levels of our executive officers as part of its performance review process. During its review of base salaries for 2010, the Compensation Committee considered each executive officer's role in the company, compared to his base salary established at the IPO, and determined that the base salary levels were generally consistent with these roles and were appropriate for 2010. In connection with its review for 2011 base salaries, the Compensation Committee, with the assistance of Aon Hewitt, considered the following additional elements with respect to the individual base salary levels for each of our executive officers:

- market data of our compensation peer group and survey data of broader industry and other similar companies;

- an internal review of each executive officer's compensation, both individually and relative to other executive officers; and
- the individual performance of the executive officer.

Based on the Compensation Committee's review of the company's strong performance during 2010 and the executive officers' salaries relative to the market data presented by Aon Hewitt, the Compensation Committee determined that the salaries of Messrs. Marshall and Rivenes would each be increased by $50,000 annually. All other executive officer salaries were unchanged for 2011.

Name	2010 Annual Salary	2011 Annual Salary
Colin Marshall	$650,000	$700,000
Gary Rivenes	$375,000	$425,000

Annual Incentive Compensation

Our Annual Incentive Plan has one-year performance periods. Awards under the plan are paid based on actual performance against pre-established company and personal performance targets that are approved in advance by the Compensation Committee. In accordance with the plan, annual incentive compensation is determined after the completion of each fiscal year and is based on operational and financial performance during the year, as well as personal performance measurements.

The target bonus percentage amounts ("target") under the Annual Incentive Plan awards for 2010 were based on a multiple of each executive's base salary for 2010. In its review of the 2010 executive compensation program, the Compensation Committee determined that no changes to the target multiple were necessary for the 2010 compensation program since the target in effect for each executive officer at the end of 2009 was still appropriate. After consulting with Aon Hewitt and considering the market data provided by Aon Hewitt, the Compensation Committee determine no changes to the target multiple were needed with regard to the 2011 compensation program.

The following table provides the 2010 target multiple, as well as theoretical payments which could have been made upon the achievement of a threshold, objective or maximum award determination. The table also provides for comparison purposes the actual award each of the named executive officers earned during 2010.

Name	2010 Target Award (% of Base Salary)	2010 Threshold Award (50% of Target Award) ($)	2010 Objective (100% of Target Award) ($)	2010 Maximum Award (200% of Target Award) ($)	Actual 2010 Award ($)
Colin Marshall	100	325,000	650,000	1,300,000	1,202,500
Michael Barrett	75	140,625	281,250	562,500	562,500
Gary Rivenes	75	140,625	281,250	562,500	523,200
James Orchard	60	90,000	180,000	360,000	333,000
Bryan Pechersky	60	90,000	180,000	360,000	311,500

The measurement objectives for the plan were established at the beginning of 2010 by the Compensation Committee. There are three components that determined 2010 awards under the Annual Incentive Plan: EBITDA, safety and a discretionary component for personal performance. Although personal performance is discretionary at the sole determination of the Compensation Committee, with respect to the senior executive officers other than the CEO, the CEO provided his recommendations for these amounts to the Compensation Committee for its consideration.

A multiplier was applied to the total based on whether we identified any significant deficiencies or material weaknesses with respect to our internal controls over financial reporting applied for the first time in 2010 under the Sarbanes-Oxley Act of 2002 ("SOX Multiplier"). In no event would the multiplier cause the actual result to be more than 200% of the target award. The objectives for the EBITDA and safety components as well as the SOX Multiplier, including actual results achieved for each component for 2010, are shown in the following table:

Metric	Threshold	Objective	Maximum	Actual 2010 Result
EBITDA(4)	$216 million	$268 million	$323 million	$311 million
Safety (AIFR)(5)	0.77	0.62 (+ zero fatalities)	0.46 (+ zero fatalities)	0.52
SOX Multiplier (CFO)	50%(1)	100%(2)	125%(3)	125%
SOX Multiplier (All other NEOs)	75%(1)	100%(2)	110%(3)	110%

(1) Material Weakness Identified

(2) No Material Weakness Identified

(3) No Significant Deficiencies

(4) Refer to our Form 10-K for additional information regarding EBITDA.

(5) See below for a discussion of the differences between our AIFR calculation for the Annual Incentive Plan compared to the MSHA methodology.

In setting the company performance objectives for 2010, the Compensation Committee considered a variety of factors, including (i) the importance of safety in the company's employee culture and continuous improvement in the company's safety record, (ii) the establishment of the company's first EBITDA target as a stand-alone company, historical results of operations and incentivizing the executive officers to meet and exceed the established EBITDA target, (iii) the importance to the company of complying with Section 404 of the Sarbanes-Oxley Act of 2002 and whether the results of such efforts should be an element of the 2010 annual incentive award, and (iv) the importance to the Compensation Committee to attach an element of the annual incentive award to the performance of the named executive officers during 2010.

To set the EBITDA objectives, the Compensation Committee, considering the recommendation of management, used EBITDA as established in the 2010 annual budget for the company, which was approved by the Board in January 2010. Management applied a sensitivity analysis to the key business drivers of EBITDA. This sensitivity analysis sought to identify opportunities and risks for each of the key business drivers to establish the threshold and maximum EBITDA targets. Key business drivers included sales volumes, coal prices and operating costs, including diesel fuel, labor and explosives costs. 2010 EBITDA results were better than the 2010 objective primarily due to increased sales volumes from better-than-expected market conditions and increased export demand for our coal.

In establishing our safety objectives for 2010, the Compensation Committee, considering the recommendation of management, used a rolling three-year average of our all injury frequency rate (AIFR) to establish the safety threshold. Objective and maximum levels were established by reducing the threshold number by 20% and 40%, respectively. We calculate our AIFR on the same methodology used to report monthly to the Mine Safety and Health Administration (MSHA), which is calculated by multiplying the number of reportable injuries times 200,000, divided by the total number of hours of employee exposure. The number we report to MSHA is required to only include the employees at our three owned and operated mines and does not include contractors or employees at our non-mine sites. However, the safety number we use for our Annual Incentive Plan is based on all our employees and includes contractors. As such, our number for purposes of our Annual Incentive Plan target is usually different than the MSHA number we report publicly. During 2010, we calculated an AIFR of 0.52, compared to a 0.58 reported by MSHA. The difference is due to the increased number of total hours of employee exposure because of the inclusion of all our employees and contractors, and is also positively impacted by the fact that these additional employees and contractors had very few reportable injuries during 2010.

The following table provides a quantitative supplemental breakdown of the three components that make up the named executive officers' actual 2010 award under our Annual Incentive Plan. Both the dollar amount of the award and the award as a percentage of each named executive officer's target are displayed for each component.

	EBITDA Weighting: 60% Result as % of Target: 179%	SAFETY Weighting: 20% Result as % of Target: 164%	DISCRETIONARY PERSONAL PERFORMANCE Weighting: 20%						
	Dollar Amount of Award	Dollar Amount of Award	Result as % of Target	Dollar Amount of Award	Total Performance Score	Subtotal 2010 Award	Multiplier for SOX Compliance	TOTAL 2010 AWARD	TOTAL PERFORMANCE MULTIPLE
Colin Marshall	$698,100	$213,200	135%	$181,882	168%	$1,093,182	110%	$1,202,500	185%
Michael Barrett	$302,063	$ 92,250	135%	$ 55,687	168%	$ 450,000	125%	$ 562,500	200%
Gary Rivenes	$302,063	$ 92,250	140%	$ 81,324	169%	$ 475,636	110%	$ 523,200	186%
James Orchard	$193,320	$ 59,040	135%	$ 50,367	168%	$ 302,727	110%	$ 333,000	185%
Bryan Pechersky	$193,320	$ 59,040	120%	$ 30,822	165%	$ 283,182	110%	$ 311,500	182%

Long-Term Equity-Based Awards

The Cloud Peak Energy Inc. 2009 Long-Term Incentive Plan (the "LTIP") provides for the grant of a variety of equity-based awards, including share based awards and options, and performance contingent awards. The LTIP is intended to promote our long-term success and increase long-term stockholder value by attracting, motivating and retaining our non-employee directors, officers and employees. Additionally, to better align our executive officers' long-term interests with those of our stockholders, the LTIP does not allow for the repricing of stock options once they are awarded unless approved by our stockholders.

We intend for a significant portion of our total compensation provided to our executive officers to consist of equity-based compensation. Previously, the Board had awarded a mix of non-qualified stock options and restricted stock in connection with the IPO. Because the size of the IPO equity awards was 300% of the executive's LTIP target multiple, no equity awards were granted during 2010, other than for Mr. Pechersky, who joined the company in January 2010 and therefore did not receive an IPO equity award in 2009.

For 2011, the Compensation Committee elected to award a mix of non-qualified stock options, shares of restricted stock and performance share units to accomplish several objectives, including

- providing an incentive for our executive officers to grow long-term stockholder value;
- providing an incentive for our executive officers to preserve long-term stockholder value and avoid excessive risks; and
- positively impacting executive officer retention.

Equity Award Material Terms—As determined by the Compensation Committee, stock options have a fixed term (subject to a 10 year maximum) after which they will not be exercisable. Stock options and restricted stock vest on the basis of time as determined by the Compensation Committee, which is three years in the case of all awards granted to-date. As provided by the relevant award agreements and employment agreements, any accelerated vesting of LTIP awards in connection with a change in control would occur if the named executive officer was terminated within two years of a change in control event without cause or for good reason. Otherwise, accelerated vesting upon a change in control would only take place at the discretion of the Compensation Committee.

Our performance share units require a minimum relative stock performance to our performance peer group, provided the company has a positive total shareholder return for the performance period. Performance share units are intended to provide market-competitive compensation to our executive officers. The performance conditions are established by the Compensation Committee at the outset of the performance period, which is three years in the case of awards granted in 2011. Prior to 2011, no performance awards had been granted to any employee. Awards will vest at target if the company's total shareholder return for the three year performance period is at least at the median level of the performance peer group total shareholder return. Awards can vest at an enhanced percentage of the target award in the case of performance above targeted levels (up to 200%). Likewise, no award would be earned if performance falls below a threshold level, or if the company has a negative total stockholder return for the performance period.

Performance Peer Group—In connection with the award of performance share units in 2011, the Compensation Committee established a separate performance peer group against which the company's total shareholder return could be measured. The Compensation Committee asked Aon Hewitt to assist in developing a performance peer group, and, together with Aon Hewitt, the Compensation Committee looked at the addition of oil and gas companies, taking into account that this industry, particularly those companies with a focus on natural gas production, is generally considered a direct competitor to the coal industry and often shares our customer base. The Compensation Committee considered the relative size of the proposed companies, as well as the overall mix of coal and oil and gas companies in the performance peer group. In January 2011, the Compensation Committee approved the following performance peer group:

Performance Peer Group

Alliance Resource Partners
Alpha Natural Resources
Arch Coal
Berry Petroleum
Cabot Oil & Gas
Consol Energy
EQT Corp.
Forest Oil Corp.
International Coal Group
James River Coal
Massey Energy
Newfield Exploration Co.
Noble Energy
Patriot Coal
Peabody Energy
Penn Virginia
Sandridge Energy
SM Energy
Walter Energy
Whiting Petroleum Corp.

---

* *Italics denotes companies which are common as between the performance and compensation peer groups.*

Equity Awards for 2010 and 2011—For 2010, none of the executive officers, other than Mr. Pechersky, received an award under the LTIP. The 2010 executive compensation program did not provide for LTIP equity awards in 2010 because the executive officers had received large awards in connection with the IPO. However, Mr. Pechersky joined Cloud Peak Energy in January 2010, less than two months after the completion of the IPO. As such, the Compensation Committee determined to provide him with an award at the same level as the IPO awards previously granted to the other executive officers. Accordingly, Mr. Pechersky's 2010 LTIP awards were based on an award equal to 300% of his established LTIP target. The executive compensation program established prior to the IPO further provided for a reduced award in the form of performance shares in 2011, which would have been 50% of the executive officer's target multiple.

During its 2011 executive compensation program review, the Compensation Committee reviewed the target multiples for each executive officer, as well as the pre-IPO expectation for a reduced size of the 2011 LTIP award. With the assistance of Aon Hewitt, the Compensation Committee specifically considered the following elements:

- market data of our compensation peer group;
- the size of grants awarded by companies that were recently spun off into public companies, similar to Cloud Peak Energy;
- an internal review of each executive officer's compensation, both individually and relative to other executive officers; and
- the individual performance of the executive officer.

Upon the completion of its review, the Compensation Committee implemented certain changes to the LTIP awards for the 2011 executive compensation program. These changes were based on, among other considerations:

- review by the Compensation Committee of the company's strong performance during 2010;
- our desire to continue to align the executive officers' compensation with our stockholders' interests; and
- executive officers' current equity position and future award potential relative to the market data presented by Aon Hewitt.

The Compensation Committee also reviewed market data presented by Aon Hewitt related to comparable initial public offerings by third parties in recent years. The Compensation Committee specifically considered the size of the initial equity awards as well as award sizes for subsequent years at these other companies to determine whether reduced 2011 awards for our executive officers would be appropriately sized. As a result of its review and after consultation with Aon Hewitt, the Compensation Committee implemented the following changes to the 2011 LTIP awards for the executive officers:

- awarded 100% of the target multiple for 2011;
- revised the structure of the awards from 100% performance shares in 2011 to a combination of stock options, restricted stock awards and performance share units; and
- increased the target multiples for Messrs. Barrett, Rivenes and Orchard to align them with the market data provided by Aon Hewitt.

The following table provides a comparison of target multiples between the 2010 and 2011 executive compensation programs for each of the named executive officers:

Name	2010 Target as % of base salary	2011 Target as % of base salary
Colin Marshall	300	300
Michael Barrett	150	200
Gary Rivenes	150	200
James Orchard	100	150
Bryan Pechersky	100	100

Clawback Feature—Section 954 of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") requires the SEC to direct national securities exchanges to prohibit the listing of any security of an issuer that fails to develop and implement a clawback policy to recover certain incentive-based compensation in the event of a financial restatement due to material non-compliance with any financial reporting requirement. Beginning with the 2011 equity grants, the Compensation Committee introduced a provision into its equity grant agreements whereby the equity grants to executive officers are subject to any clawback policies the company may adopt which may result in the reduction, cancellation, forfeiture or recoupment of such grants if certain specified events occur, including, but not limited to, an accounting restatement due to the company's material noncompliance with financial reporting regulations. Although the company has not yet adopted such a policy, it anticipates doing so upon promulgation of final rules and is continuing to monitor the relevant laws and regulations regarding clawback policies. The SEC indicated that it anticipates that it will propose rules under Section 954 of the Dodd-Frank Act at some time between August 2011 and December 2011. The SEC will likely adopt the final rules in 2012.

Stock Ownership Guidelines—In January 2011, the Compensation Committee established stock ownership guidelines for our executive officers and certain other employees. These guidelines reinforce the importance of aligning the interests of our executive officers with the interests of our stockholders. The guidelines are expressed in terms of the value of their equity holdings as a multiple of each named executive officer's base salary, as follows:

Name	Stock Ownership Guideline
Colin Marshall	5X Base Salary
Michael Barrett	3X Base Salary
Gary Rivenes	3X Base Salary
James Orchard	2X Base Salary
Bryan Pechersky	2X Base Salary

Equity interests that count toward the satisfaction of the ownership guidelines include stock owned outright by the employee or jointly owned, unvested restricted stock or stock units, and, to the extent provided, stock owned in a company-sponsored retirement plan. Although the employees are not subject to a minimum number of years in which to achieve their ownership goals, they are generally prohibited from selling or transferring any stock granted by the company that would cause them to drop below their ownership guideline level. Each of the named executive officers currently meets or exceeds the applicable guidelines as set forth in the table above based upon the closing price of the company's stock on December 31, 2010 of $23.23 and each named executive officer's applicable salary as of that date.

Additionally, we previously instituted stock ownership guidelines for our non-employee directors. For information regarding these guidelines, please see "Director Compensation" below.

Other Benefits

Retirement and Health and Welfare—We offer the same types of retirement, health and welfare benefits to all of our employees, including to our executive officers, as part of our total executive compensation package. Our programs are designed to be competitive and cost-effective. It is our objective to provide core benefits, including medical, retirement, life insurance, paid time off and holidays, to all our employees and executive officers. Benefits programs are reviewed on a periodic basis by comparing against the relevant peer group companies, reviewing published survey information, and obtaining advice from various independent benefits consultants.

Our executive officers and other employees participate in our tax-qualified defined contribution pension plan, which we refer to as the Profit Sharing Plan. The Profit Sharing Plan is designed to attract and retain key talent by providing our executive officers and other employees with a competitive retirement program through our tax-qualified 401(k) plan. We also offer a retiree medical plan that is designed to provide retiree medical benefits for our executive officers and other employees once they reach age 55 and have 10 years of continuous service combined with Rio Tinto and us.

In March 2011, we began offering a non-qualified deferred compensation program ("NQDC Program") to the executive officers and select other high-level employees. The NQDC Program was put in place to continue our efforts to remain competitive with our benefit programs and is designed to allow the deferral of pre-tax compensation in excess of the limits imposed by the Internal Revenue Service under our 401(k) and profit sharing plans. Participants are eligible to defer up to 80% of their base salary and 100% of their Annual Incentive Plan bonus award earned during the year. Similar to our 401(k) plan, participants are eligible to receive a company match of up to 6% of their deferrals. The NQDC Program also provides a company contribution consistent with the design of our Profit Sharing Plan.

Employment Agreements—In connection with the IPO, we entered into employment agreements with our executive officers other than Mr. Pechersky, with whom we entered an employment agreement following his hiring in 2010. These employment agreements provide assurances as to position, responsibility, location of employment and certain compensation terms, which, if breached, would constitute "good reason" to terminate employment with us. Each agreement is structured to have a term of three years that, commencing at the end of such three year period and each year thereafter, will extend automatically for one year unless advance written notice by either party is provided. In addition, the agreements provide for:

- Specified base salaries.
- Participation in all of our employee benefit plans on the same basis as our other senior management.
- Termination benefits, including, in specified circumstances, severance payments.
- Annual bonuses pursuant to our Annual Incentive Plan and grants pursuant to our LTIP, including stock options, restricted stock and performance share units.

We have not entered into separate severance agreements with our executive officers and instead rely on the terms of the executive's employment agreement and/or LTIP award agreements to dictate the terms of any severance and change in control arrangements. Our employment agreements do not provide for accelerated or enhanced cash payments or health and welfare benefits upon a change in control, but do provide for such payments upon the termination of the executive's position for "good reason" or "without cause", which are defined in the employment agreement and described in more detail in "Potential Payments Upon Termination or Change in Control" below. The payout levels and triggering events in the agreements were continued following the IPO after consideration by the Compensation Committee. Each of the executive officer's LTIP award agreements set forth acceleration terms in the event of a termination within two years of a change in control or termination of the executive's position for good reason or without cause. Additional information regarding these severance terms is set forth below under, "Potential Termination and Change in Control Benefits Tables."

Perquisites—It is our policy to not grant perquisites to our named executive officers as a matter of good practice, although the Compensation Committee reserves the right to grant perquisites if it feels doing so furthers its compensation goals and objectives.

Tax Deductibility of Executive Compensation

Pursuant to Section 162(m) of the Internal Revenue Code, certain compensation paid to executive officers in excess of $1 million is not tax deductible, except to the extent it constitutes performance-based compensation. Due to transition relief available under Section 162(m) for new public companies, compensation attributable to awards under our LTIP and Annual Incentive Plan made during the applicable relief period will be exempt from the deduction limitation under Section 162(m). As a result, a significant portion of our overall executive compensation should satisfy the requirements for deductibility under Section 162(m) during this transition period. At the same time, the Compensation Committee considers its primary goal to design compensation strategies that further the best interests of our stockholders. In certain cases, it may determine that the amount of tax deductions lost is not significant when compared to the potential opportunity a compensation program provides for creating long-term stockholder value. The Compensation Committee therefore retains the ability to evaluate the performance of our executive officers and to pay appropriate compensation, even if some of it may be non-deductible.

Review of and Conclusion Regarding All Components of Executive Compensation

The compensation elements for our named executive officers were established by Rio Tinto in anticipation of the IPO, in consultation with its independent compensation consultant. The Compensation Committee undertook an initial review of the compensation program during its first meeting in 2010 and determined, given the circumstances at the time, that it would not alter the compensation program put in place by Rio Tinto only months prior. Rather, the Compensation Committee set the metrics for the Annual Incentive Plan award for 2010, and determined to, and did, complete a thorough and comprehensive review of the 2010 compensation program for opportunities to enhance or fine-tune elements of our compensation programs for implementation in 2011. Overall, the Compensation Committee finds the named executive officers' total compensation to be fair, reasonable and consistent with the company's executive compensation philosophy.

Important Note Regarding Compensation Tables

The following compensation tables in this Proxy Statement have been prepared pursuant to SEC rules. Although some amounts (*e.g.*, salary, bonus and non-equity incentive plan compensation) represent actual dollars paid to an executive, other amounts are estimates based on certain assumptions about future circumstances (*e.g.*, payments upon termination of an executive's employment) or they may represent dollar amounts recognized for financial statement reporting purposes in accordance with FASB ASC Topic 718, but do not represent actual dollars received by the executive (*e.g.*, dollar values of stock awards and option awards). The footnotes and other explanations to the Summary Compensation table and the other tables herein contain important estimates, assumptions and other information regarding the amounts set forth in the tables and should be considered together with the quantitative information in the tables.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding compensation earned for 2010 by our named executive officers:

- Colin Marshall, President and Chief Executive Officer
- Michael Barrett, Executive Vice President and Chief Financial Officer
- Gary Rivenes, Executive Vice President and Chief Operating Officer
- James Orchard, Senior Vice President, Marketing & Government Affairs
- Bryan Pechersky, Senior Vice President and General Counsel

Name and Principal Position	Year (1)	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(7)	All Other Compensation ($)(10)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Colin Marshall(11)	2010	650,000	—	—	—	1,202,500	—	44,384	1,896,884
President and CEO	2009	412,273	387,537	3,437,306	3,314,970	298,500	780,094	184,970	8,815,650
	2008	359,553	197,297	589,649(8)	—	282,329	—(9)	133,296	1,562,124
Michael Barrett	2010	374,999	—	—	—	562,500	—	72,433	1,009,932
Executive Vice	2009	219,750	186,990	911,585	951,922	151,800	—	184,646	2,606,513
President and Chief	2008	188,537	91,875	71,572(8)	—	110,612	—	115,434	578,030
Financial Officer									
Gary Rivenes	2010	374,999	—	—	—	523,200	—	25,014	923,213
Executive Vice	2009	240,897	156,262	1,059,156	961,872	157,200	44,497	17,155	2,637,039
President and Chief	2008	220,000	82,013	56,737(8)	—	99,936	22,865	17,626	499,177
Operating Officer									
James Orchard	2010	299,998	—	—	—	333,000	—	52,791	685,790
Senior Vice President,	2009	199,260	161,875	516,005	515,186	85,800	55,468	34,000	1,567,594
Marketing and	2008	177,211	97,125	71,513(8)	—	103,896	21,296	28,765	499,806
Government Affairs									
Bryan Pechersky(12)	2010	282,691	75,000	449,987	498,924	311,500	—	64,392	1,682,494
Senior Vice President and General Counsel									

(1) For 2009, amounts include the portion of the named executive officer's compensation paid by Rio Tinto prior to the IPO and the portion of the named executive officer's compensation paid directly by Cloud Peak Energy following the IPO. For 2008, all compensation amounts shown were paid by Rio Tinto.

(2) In 2010 Mr. Pechersky received a one-time lump sum cash payment related to his commencement of employment with the company. Amounts shown for 2009 and 2008 represent amounts earned and paid by Rio Tinto under a retention program put in place for continued employment since December 2007. In accordance with the terms of the retention program, the executives received a payment in July 2008 and a second payment in July 2009. Amounts also include payment of a "completion" bonus which were payable at Rio Tinto's discretion upon the completion of the IPO, which was paid to the executives in March 2010. The details of the amounts paid in 2009 for each of the named executive officers under these bonus plans are as follows: Mr. Marshall: $197,297 under the Retention Program, $190,240 completion bonus; Mr. Barrett: $97,875 under the Retention Program, $89,133 completion bonus; Mr. Rivenes: $82,012 under the Retention Program, $74,250 completion bonus; and Mr. Orchard: $97,125 under the Retention Program, $64,750 completion bonus.

(3) The fair value of stock awards was based on the market price of shares at the grant date. Further details of the methods and assumptions used for these awards are included in Note 15 of the Notes to Consolidated Financial Statements included in the company's Form 10-K.

(4) The value of option awards has been determined in accordance with the recognition and measurement requirements of FASB ASC Topic 718. The fair value of options was based on the market price of shares at the grant date. Further details of the methods and assumptions used for these awards are included in Note 15 of Notes to Consolidated Financial Statements included in the company's annual report on Form 10-K.

(5) For 2010, the amounts shown represent payments earned by each named executive officer under our Annual Incentive Plan. For 2009 and 2008, the amounts were earned by each named executive officer under a short-term incentive plan administered by Rio Tinto.

(6) Messrs. Marshall and Rivenes were paid a portion of their 2008 short-term incentive plan awards as shares of Rio Tinto's common stock.

(7) Amounts shown for 2009 and 2008 represent the total change in the present actuarial value of the accumulated benefit under Rio Tinto's defined benefit pension plans. Colin Marshall's accumulated benefits were translated into U.S. dollars based on an exchange rate of $1.67920 / £1 at December 31, 2009 and $1.4445 / £1 at December 31, 2008.

(8) Expenses reversed pursuant to FAS123(R) of $(303,664), $(1,865), $(8,262) and $(159,130) for cash-settled awards under Rio Tinto equity plans due to declines in stock price were excluded for Messrs. Marshall, Barrett and Rivenes, respectively, as no expense for these awards was previously reported in this Summary Compensation Table.

(9) Mr. Marshall's change in pension value under his Rio Tinto-sponsored pension plan from December 31, 2007 as compared to December 31, 2008 was $(404,391).

(10) The amounts shown with respect to 2010 are more fully described in the All Other Compensation table included below.

(11) Mr. Marshall does not receive compensation for his service on the Board.

(12) Mr. Pechersky began his employment with the company in January 2010.

All Other Compensation

Name	Company Contrib. to 401(k) Plan	Company Contrib. to Pension Plans	Relocation Reimbursement	Other(1)	Total
Colin Marshall	$ 9,900	$11,100	$23,054	$ 330	$44,384
Michael Barrett	$14,700	$10,146	$36,970	$10,617	$72,433
Gary Rivenes	$14,700	$ 9,984	$ —	$ 330	$25,014
James Orchard	$14,700	$12,126	$25,635	$ 330	52,791
Bryan Pechersky	$13,661	$14,700	$36,030	$ —	64,392

(1) As to each named executive officer other than Mr. Pechersky, includes $130 for quarterly safety awards, and $200 for participation in the company's wellness program. As to Mr. Barrett, also includes $3,771 for expatriate benefits consisting of earnings generated as a result of an exchange rate lock-in under his employment contract with Rio Tinto, and $6,616 related to a short-term incentive plan contribution to which Mr. Barrett was entitled under his employment with Rio Tinto.

Grants of Plan Based Awards

LTIP Awards

In the year ended December 31, 2010, the company did not make any equity awards to the named executive officers other than Mr. Pechersky, who joined the company in January 2010. Mr. Pechersky received a restricted stock award and a non-qualified stock option award. These awards vest solely on the basis of time and are scheduled to vest as to 100% on March 3, 2013, contingent upon Mr. Pechersky's continued employment with us.

Annual Incentive Plan Awards

In the year ended December 31, 2010, each of our named executive officers was granted a cash bonus under our Annual Incentive Plan. The amount of this bonus was determined as a percentage of each executive's base salary and subject to the achievement of certain company and personal performance measurements. The Threshold, Target and Maximum amounts show below assume payment in full in cash.

The following table illustrates grants of plan based awards as of December 31, 2010 under the Cloud Peak Energy plan:

Name (a)	Type of Award(1)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)(3)	All Other Option Awards: Number of Securities Underlying Options (#) (j)(4)	Exercise or Base Price of Option Awards ($/Sh) (k)(5)	Grant Date Fair Value of Stock and Option Awards ($)(l)(6)
			Threshold ($)	Target ($)	Maximum ($)				
Colin Marshall . . .	AIP		325,000	650,000	1,300,000				
Michael Barrett . .	AIP		140,625	281,250	562,500				
Gary Rivenes . . .	AIP		140,625	281,250	562,500				
James Orchard . .	AIP		90,000	180,000	360,000				
Bryan Pechersky . .	AIP		90,000	180,000	360,000				
	LTIP	3/3/2010				27,777	53,418	16.20	948,912

(1) Type of Award:
AIP = Cash payment under the Annual Incentive Plan
LTIP = Equity award under the Long Term Incentive Plan

(2) The amounts included reflect the threshold, objective and maximum payment levels, respectively, under the Annual Incentive Plan and are cash payments. For actual amounts earned by our named executive officers for 2010, see "—Compensation Discussion and Analysis—Key Elements of Our Executive Compensation Program."

(3) Represents a restricted stock award granted pursuant to the LTIP, which is scheduled to vest on March 3, 2013, subject to Mr. Pechersky's continued employment with us.

(4) Represents a non-qualified stock option granted pursuant to the LTIP, which is scheduled to vest on March 3, 2013, subject to Mr. Pechersky's continued employment with us.

(5) Represents the exercise price of options shown under column (j) for Mr. Pechersky. Restricted stock awards shown under column (i) do not have an exercise price.

(6) Grant date fair value of restricted stock and option awards is based on the closing price of the company's stock on the date of grant.

Outstanding Equity Awards at Year End

Through 2010, we awarded stock options and restricted stock under our LTIP. Please refer to the Grants of Plan Based Awards table above for a description of these types of equity awards.

The table below sets forth information regarding outstanding equity awards held at the end of 2010 by our named executive officers.

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($)(5) (e)	Option Expiration Date (f)	Stock Awards	
					Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6) (h)
Colin Marshall					200(3)	4,646
		367,924(1)	15.00	11/20/2019		
					195,000(3)	4,529,850
Michael Barrett					200(3)	4,646
		106,132(1)	15.00	11/20/2019		
					56,250(3)	1,306,688
Gary Rivenes					200(3)	4,646
		106,132(1)	15.00	11/20/2019		
					56,250(3)	1,306,688
James Orchard					200(3)	4,646
		56,603(1)	15.00	11/20/2019		
					30,000(3)	696,900
Bryan Pechersky		53,418(2)	16.20	3/3/2020		
					27,777(4)	645,260

(1) This non-qualified stock option will vest on November 20, 2012, subject to the continued employment of the named executive officer.

(2) This non-qualified stock option will vest on March 3, 2013, subject to the continued employment of the named executive officer.

(3) This restricted stock award will vest on November 20, 2012, subject to the continued employment of the named executive officer.

(4) This restricted stock award will vest on March 3, 2013, subject to the continued employment of the named executive officer.

(5) Amounts shown are based upon the closing market price of Cloud Peak Energy's common stock as of the date of grant.

(6) Amounts shown are based upon the closing market price of Cloud Peak Energy's common stock as of the date of grant.

Option Exercises and Stock Vested

Our LTIP was approved in November 2009. Prior to that, Cloud Peak Energy did not grant any share based awards to any of its named executive officers. Prior to 2011, we granted only time-vested awards under the LTIP. As a result, none of the outstanding awards held by the named executive officers were eligible for exercise or otherwise vested during 2010.

Pension Benefits

Cloud Peak Energy provides retirement benefits through a defined contribution benefit plan, also called our Profit Sharing Plan. In addition, in 2011, we began offering the NQDC Program to our executive officers and certain other employees. Because the NQDC Program was implemented in March 2011, there were no outstanding contributions for any of the named executive officers at December 31, 2010.

Potential Payments Upon Termination or Change in Control

Our named executive officers are entitled to payments and benefits upon a termination of employment under certain circumstances and, in certain limited cases, following a future change in control. These potential payments and benefits may be provided pursuant to the terms of their employment agreements with us and/or the LTIP award agreements, although the employment agreements make no distinction for a change in control event in the case of any cash or health and welfare benefit awards.

The following paragraphs describe the termination entitlements under the terms of our employment agreements with each of Mr. Marshall and our other named executive officers. The subsequent tables also describe future potential benefits in connection with a change in control, as provided in the LTIP award agreements.

Colin Marshall

If Mr. Marshall resigns for "good reason" or is terminated "without cause", he will be entitled to receive as severance, in addition to any amounts earned and unpaid through the date of termination (x) a lump sum payment equal to two (2) times the sum of (A) his base salary and (B) his target annual bonus under our Annual Incentive Plan for the year of termination and (y) a pro rata annual bonus to be calculated based on the company's actual performance at the end of the performance year and reduced by an amount equal to the number of days actually worked, divided by 365. Mr. Marshall is also entitled to the continuation of medical benefits on the same terms as active employees for 18 months (or until such time as Mr. Marshall becomes eligible for medical benefits from a subsequent employer that are at least equal to those provided by us) and such payments will be in lieu of our COBRA obligations. As a condition to receiving the salary continuation and continuation of medical benefits, Mr. Marshall must (a) execute, deliver and not revoke a general release of claims and (b) abide by restrictive covenants as detailed below. If Mr. Marshall's employment terminates due to death or disability, other than amounts earned and unpaid through the date of termination, he or his estate will only be entitled to the pro rata bonus for the year of such termination plus the amounts due him or his estate from his elected benefits.

His employment agreement requires Mr. Marshall to abide by a perpetual restrictive covenant relating to non-disclosure. The agreement also includes covenants relating to non-solicitation and non-competition during Mr. Marshall's employment term and until the one year period following the termination of his employment.

Other Named Executive Officers

If any of our other named executive officers resign for "good reason" or is terminated without "cause," he will be entitled to receive as severance, in addition to any amounts earned and unpaid through the date of termination, (x) a lump sum payment equal to one (1) times the sum of (A) base salary and (B) his target annual bonus under our Annual Incentive Plan for the year of termination and (y) a pro rata annual bonus to be calculated based on the company's actual performance at the end of the performance year and reduced by an amount equal to the number of days actually worked, divided by 365. In addition, such other named executive officer is also entitled to the continuation of medical benefits on the same terms as active employees for 12 months (or until such time as the executive becomes eligible for medical benefits from a subsequent employer) that are at least equal to those provided by us and such payments will be in lieu of our COBRA obligations. As a condition to receiving the salary continuation and continuation of medical benefits, the named executive officer must (a) execute, deliver and not revoke a general release of claims and (b) abide by restrictive covenants as detailed below. If a named executive officer's employment terminates due to death or disability, other than amounts earned and unpaid through the date of termination, he or his estate will only be entitled to the pro rata bonus for the year of such termination, plus the amounts due him or his estate from his elected benefits.

The employment agreements require each named executive officer to abide by a perpetual restrictive covenant relating to non-disclosure. The agreements also include covenants relating to non-solicitation and non-competition during the employment term until the one year period following the termination of employment.

Certain Definitions

For the purposes of the employment agreements and LTIP awards, "cause" generally means (1) any conviction of, or plea of guilty or nolo contendere to (x) any felony (except for vehicular-related felonies, other than manslaughter or homicide) or (y) any crime (whether or not a felony) involving dishonesty, fraud, or breach of fiduciary duty; (2) willful misconduct by the executive in connection with the performance of services to us; (3) ongoing failure or refusal after written notice to faithfully and diligently perform the usual and customary duties of his employment; (4) failure or refusal to comply with our reasonable written policies, standards and regulations; or (5) a material breach by the executive of any terms related to his employment in any applicable agreement. "Good Reason" generally means (1) a material breach by us of any of the covenants in the employment agreement, (2) any material reduction in the base salary and, in the case of Mr. Marshall, any material reduction in the target participation levels in our incentive plans, (3) the relocation of the executive's principal place of employment that would increase the executive's one-way commute by more than seventy-five miles or (4) a material diminution in the executive's authority, duties, or responsibilities.

Potential Termination and Change in Control Benefits Tables

The table below under this heading illustrates an estimated amount of compensation or other benefits potentially payable to each of our named executive officers that are triggered upon termination of such executive's employment under various scenarios. Any amount ultimately received will vary based on a variety of factors, including the reason for such executive's termination of employment, the date of such executive's termination of employment, and the executive's age upon termination of employment. The amounts shown assume that such termination was effective as of December 31, 2010, and, therefore, are estimates of the amounts that would have been paid to such executives upon their termination. Actual amounts to be paid can only be determined at the time of such executive's termination from the company.

			No Change in Control(5)		**Change in Control(6)**			
COLIN MARSHALL Benefit	**Voluntary Termination ($)**	**Early Retirement ($)**	**For Cause Termination ($)**	**Termination Without Cause or for Good Reason ($)**	**For Cause Termination ($)**	**Termination Without Cause or for Good Reason ($)**	**Death ($)**	**Disability ($)**
Cash Severance(1)	0	0	0	2,600,000	0	2,600,000	2,600,000(7)	(8)
Pro Rata Bonus(2)	0	0	0	1,202,500	0	1,202,500	1,202,500	1,202,500
Unvested Equity(3)								
Options	0	0	0	1,122,716	0	3,028,015	1,122,716	1,122,716
Restricted Stock	0	0	0	1,683,006	0	4,539,142	1,683,006	1,683,006
Health and Welfare Benefits(4)	0	0	0	27,098	0	27,098	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**6,635,320**	**0**	**11,396,755**	**6,608,222**	**4,008,222**
MICHAEL BARRETT Benefit								
Cash Severance(1)	0	0	0	656,250	0	656,250	1,500,000(7)	(8)
Pro Rata Bonus(2)	0	0	0	562,500	0	562,500	562,500	562,500
Unvested Equity(3)								
Options	0	0	0	323,861	0	873,466	323,861	323,861
Restricted Stock	0	0	0	487,934	0	1,315,980	487,934	487,934
Health and Welfare Benefits(4)	0	0	0	19,012	0	19,012	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**2,049,566**	**0**	**3,427,208**	**2,874,295**	**1,374,295**

	Voluntary Termination ($)	Early Retirement ($)	No Change in Control(5) For Cause Termination ($)	No Change in Control(5) Termination Without Cause or for Good Reason ($)	Change in Control(6) For Cause Termination ($)	Change in Control(6) Termination Without Cause or for Good Reason ($)	Death ($)	Disability ($)
GARY RIVENES								
Benefit								
Cash Severance(1)	0	0	0	656,250	0	656,250	2,250,000(7)	(8)
Pro Rata Bonus(2)	0	0	0	523,200	0	523,200	523,200	523,200
Unvested Equity(3)								
Options	0	0	0	323,861	0	873,466	323,861	323,861
Restricted Stock	0	0	0	487,934	0	1,315,980	487,934	487,934
Health and Welfare Benefits(4)	0	0	0	18,372	0	18,372	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**2,009,617**	**0**	**3,387,268**	**3,584,995**	**1,334,995**
JAMES ORCHARD								
Benefit								
Cash Severance(1)	0	0	0	480,000	0	480,000	1,200,000(7)	(8)
Pro Rata Bonus(2)	0	0	0	333,000	0	333,000	333,000	333,000
Unvested Equity(3)								
Options	0	0	0	172,723	0	465,843	172,723	172,723
Restricted Stock	0	0	0	261,839	0	706,192	261,839	261,839
Health and Welfare Benefits(4)	0	0	0	16,889	0	16,889	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**1,264,452**	**0**	**2,001,924**	**1,967,563**	**767,563**
BRYAN PECHERSKY								
Benefit								
Cash Severance(1)	0	0	0	480,000	0	480,000	2,400,000(7)	(8)
Pro Rata Bonus(2)	0	0	0	311,500	0	311,500	311,500	311,500
Unvested Equity(3)								
Options	0	0	0	84,461	0	305,229	84,461	84,461
Restricted Stock	0	0	0	178,551	0	645,260	178,551	178,551
Health and Welfare Benefits(4)	0	0	0	18,066	0	18,066	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**1,072,577**	**0**	**1,760,054**	**2,974,512**	**574,512**

(1) As to Mr. Marshall, calculated as two times the sum of base salary plus target bonus. As to each of the other named executive officers, calculated as one times the sum of base salary plus target bonus.

(2) Amounts shown are based on the actual bonus earned by the named executive officer in the 2010 calendar year.

(3) Values are calculated based on the closing price of our common stock of $23.23 on December 31, 2010.

(4) Mr. Marshall is entitled to 18 months of continuous health and welfare benefit coverage under the company's then-current plans. Each of the other named executive officers is entitled to 12 months of continuous health and welfare benefit coverage under the company's then-current plans. Amounts shown reflect the current cost to the company to continue coverage for the named executive officer.

(5) Pursuant to each named executive officer's previously described employment agreement, the named executive officer is entitled to pro rata vesting upon termination without cause or resignation for good reason (as defined).

(6) As provided by the LTIP award agreements and employment agreements, all unvested equity-based awards vest in connection with a change in control only if the named executive officer is terminated within two years of a change in control without cause or for good reason or otherwise at the discretion of the Compensation Committee. There is no distinction in the named executive officers' previously described employment agreements for any cash or health and welfare benefit awards upon a change in control.

(7) For Messrs. Marshall, Barrett and Orchard, the amounts shown are based on two times the executive's base salary on December 31, 2010 in accordance with the terms of the company's life insurance policy, plus two times the executive's base salary on December 31, 2010 in accordance with the terms of the company's accidental death and dismemberment policy.

For Mr. Rivenes, the amounts shown are based on three times the executive's base salary on December 31, 2010 in accordance with the terms of the company's life insurance policy, plus three times the executive's base salary on December 31, 2010 in accordance with the terms of the company's accidental death and dismemberment policy.

For Mr. Pechersky, the amounts shown are based on four times the executive's base salary on December 31, 2010 in accordance with the terms of the company's life insurance policy, plus four times the executive's base salary on December 31, 2010 in accordance with the terms of the company's accidental death and dismemberment policy.

(8) Each of Messrs. Marshall, Barrett, Orchard and Rivenes was eligible to receive 50% of his annualized base salary in disability payments, in accordance with the terms of the company's long term disability insurance program as of December 31, 2010. Mr. Pechersky elected to receive 60% of his annualized base salary in disability payments, in accordance with the terms of the company's long term disability insurance program as of December 31, 2010.

Compensation Committee Interlocks and Insider Participation

During 2010, Messrs. Fox (Chair), Owens and Nance served on the Compensation Committee. None of the members of the Compensation Committee is or has been an officer or employee of the company. All members of the Compensation Committee participate in decisions related to compensation of our executive officers. No interlocking relationship exists between our Board and the board of directors or compensation committee of any other company.

Equity Compensation Plan Information at Year-End 2010

The following table provides information as of the end of 2010 regarding total shares subject to outstanding stock options and rights and total additional shares available for issuance under our LTIP:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1) . .	1,032,495	$15.07	1,489,188
Equity compensation plans not approved by security holders	—	—	—
Total	1,032,495	$15.07	1,489,188

(1) Does not include the LTIP Amendment for an increase in the number of authorized shares proposed to be approved by the stockholders. See Proposal V below for more information. Does not include the Cloud Peak Energy Inc. Employee Stock Purchase Plan adopted by the Board on March 11, 2011. See Proposal VII below for more information.

DIRECTOR COMPENSATION

Key Elements of Our Director Compensation Program

In initially developing the compensation package for our non-employee Board members, Rio Tinto took into account the role each director was expected to have on our Board, as well as our desire to align directors' and stockholders' interests, which is still consistent with our overall compensation philosophy. In 2010, the non-executive Chairman of our Board was paid an annual cash fee. Our other directors were also paid an annual cash fee, except for Mr. Marshall and Mr. Chiaro (an executive of Rio Tinto who tendered his resignation from the Board effective January 5, 2011, following the Secondary Offering). Additionally, we paid a separate annual fee to each of our committee chairmen and committee members. Each of our directors other than Mr. Marshall and Mr. Chiaro received an annual grant of restricted stock which will vest in full three years after the date of the grant so long as the director remains on our Board. We reimburse all directors for reasonable and customary out-of-pocket business expenses incurred in connection with their services as a director upon submission of appropriate receipts.

The directors compensation package is set forth in the following table, which takes into account those changes adopted by the Board in 2011 described in "Setting Director Compensation" below.

Element	Description	Amount
Annual Cash Fee for Board Service	• Payable to the non-executive Chairman of our Board	$100,000
	• Payable to the non-employee directors of our Board	$65,000
Annual Cash Fee for Committee Chairs	• Audit Committee Chair	$15,000
	• Other Committee Chairs	$10,000
Annual Cash Fee for Committee Members	• Audit Committee Member	$7,500
	• Other Committee Member	$5,000
Annual Grant of Restricted Stock	• Grants of restricted stock units to the non-employee directors of our Board • Shares of common stock are deliverable in the event of the director's separation from service from the company due to the director's death, disability, non-reelection to the Board, resignation from the Board with the prior consent of the nominating and corporate governance committee or for any other reason, other than for cause	Restricted stock units valued at $65,000 ($100,000 for the Chairman)

Setting Director Compensation

The Compensation Committee is responsible for recommending to the Board the form and amount of compensation for non-employee directors. The Compensation Committee may appoint subcommittees and delegate to a subcommittee such power and authority as it deems appropriate, as discussed above in the CD&A. The Compensation Committee did not appoint any subcommittees during 2010.

The compensation program for our directors at the beginning of 2010 was established by Rio Tinto in anticipation of the IPO, in consultation with Mercer. The Compensation Committee reviewed the director compensation program during its first meeting in 2010 and determined, given the circumstances at the time, that it would not alter the existing compensation program. Rather, it sought to, and did, complete a thorough review of the 2010 director compensation program with the assistance of Aon Hewitt for opportunities to enhance or fine-tune elements of the program for implementation beginning in 2011.

In considering whether the directors compensation program matched the company's compensation philosophy and our overall corporate vision, the Compensation Committee and Aon Hewitt measured the cash and equity elements of the program as compared to the company's revised compensation peer group in determining whether any elements could be enhanced or fine-tuned for implementation beginning in 2011.

Effective in 2011, in an effort to align the equity award levels with the market data presented by Aon Hewitt, the Compensation Committee recommended to the Board, and the Board approved, an increase in the initial and annual equity awards for non-employee directors, other than the Chairman of the Board, from $60,000 to $65,000. The Compensation Committee also determined to grant these awards in the form of restricted stock units, beginning with the 2011 annual grant. Furthermore, the Compensation Committee noted in its review that the cash fees paid to committee members other than the audit committee were below the market data and were not reflective of the amount of time the committee members were devoting to their duties. As such, the Committee recommended, and the Board approved, an increase in the cash fees paid to committee members other than the audit committee. Effective January 2011, the annual cash fees paid to non-audit committee chairs increased to $10,000, and the annual cash fees to non-audit committee members increased to $5,000.

The following table shows the actual 2010 compensation received by our non-employee directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Total ($)
(a)	(b)	(c)	(h)
Keith Bailey	103,750	99,397	203,147
William Fox III	80,000	59,619	139,619
C. Kevin McArthur(4)(5)	76,250	119,238	195,488
Steven Nance(4)	76,250	119,238	195,488
William Owens(4)	76,250	119,238	195,488
Chris Tong	83,750	59,619	143,369
James Voorhees(6)	—	—	—

(1) Fees were paid in cash and include the following amounts:

Mr. Bailey: $100,000 as an annual retainer, $3,750 in committee fees
Mr. Fox: $65,000 as an annual retainer, $15,000 in committee fees
Mr. McArthur: $65,000 as an annual retainer, $11,250 in committee fees
Mr. Nance: $65,000 as an annual retainer, $11,250 in committee fees
Mr. Owens: $65,000 as an annual retainer, $11,250 in committee fees
Mr. Tong: $65,000 as an annual retainer, $18,750 in committee fees

(2) Amounts reflect the aggregate compensation expense for financial statement reporting purposes for fiscal 2010 under FASB ASC Topic 718, for restricted stock grants in 2010. These amounts do not reflect amounts paid to or realized by the director for fiscal 2010. Assumptions used in the calculation of these amounts are included in Note 15 of the Notes to Consolidated Financial Statements included in the Form 10-K.

(3) Each of the independent directors who was a director in 2010 was granted shares of restricted stock in 2010 with grant date fair values, computed in accordance with FASB ASC Topic 718. Restricted stock awards are granted with no exercise price and vest 100% on January 6, 2013, which is the third anniversary of their date of grant.

(4) Messrs. McArthur, Nance and Owens were each appointed to the Board on January 5, 2010. In accordance with the 2010 director compensation program, in addition to the annual grant they each received which is detailed in footnote 3 above, each of Messrs. McArthur, Nance and Owens received an initial grant of restricted stock, computed in accordance with FASB ASC Topic 718. As with other restricted stock awards, these were granted with no exercise price and vest 100% on January 6, 2013, which is the third anniversary of their date of grant.

(5) On March 11, 2011, Mr. McArthur provided notice to the Board that he will not stand for election at the 2011 Annual Meeting of Stockholders.

(6) Mr. Voorhees was appointed to the Board on March 11, 2011.

Director Stock Ownership Guidelines

Under our Corporate Governance Guidelines adopted by the Board, in order to ensure alignment of the interests of directors with those of our stockholders, a portion of the directors fees paid to a non-executive director is made in equity awards. For years prior to 2011, those equity awards were in the form of restricted stock. Beginning in 2011, those equity awards are in the form of restricted stock units. All non-executive directors must hold a minimum of the equivalent of three times their respective annual cash fees in the form of (i) common stock of the company and/or (ii) unvested shares of restricted common stock or restricted stock units. Directors have five years from the time of their first election to the Board to meet these stock ownership requirements. Although it has not yet been five years from the first election to the Board for any director, seven of our non-employee directors currently meet this threshold based upon the closing price of the company's stock on December 31, 2010 of $23.23.

Equity Awards Outstanding at Year End

The following table shows the number of outstanding equity awards held by our non-employee directors as of December 31, 2010, all of which consist of shares of restricted common stock.

Name	Number of Outstanding Shares of Restricted Stock (#)
Keith Bailey	12,813
William Fox III	7,687
C. Kevin McArthur	7,374
Steven Nance	7,374
William Owens	7,374
Chris Tong	7,687
James Voorhees(1)	—

(1) Mr. Voorhees was appointed to the Board on March 11, 2011.

AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of the Audit Committee

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

As provided by its charter, the Audit Committee (in this Audit Report, "Committee") consists of at least three directors, none of whom is an employee of Cloud Peak Energy or its subsidiaries or related companies. Each member is financially literate, as interpreted by the Board in its business judgment. At least one member has accounting or related financial management expertise (as defined by the NYSE), as interpreted by the Board in its business judgment, and is an "audit committee financial expert" (as defined by the SEC), as determined by the Board. The designation of any person as an "audit committee financial expert" does not impose any greater responsibility or liability on that person than the responsibility and liability imposed on such person as a member of the Committee, nor does it decrease the duties and obligations of other Committee members or the Board. No director may serve on the Committee unless the director satisfies the independence criteria in Rule 10A-3 of the Exchange Act, the independence criteria of the NYSE and the Guidelines on the Independence of the Directors as set forth in Annex A of Cloud Peak Energy's Corporate Governance Guidelines.

The primary responsibility of the Committee is to oversee Cloud Peak Energy's financial reporting process on behalf of the Board and report the results of its activities to the Board. The Committee has sole authority to approve the appointment and to replace the company's independent auditor. The management of Cloud Peak Energy is responsible for the preparation, presentation and integrity of the company's financial statements and for the effectiveness of internal control over financial reporting. Management and the internal audit department are responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP ("PwC"), the company's independent auditor for 2010, is responsible for planning and carrying out audits of Cloud Peak Energy's annual financial statements in accordance with generally accepted auditing standards, reviewing Cloud Peak Energy's quarterly financial statements prior to the filing of each quarterly report, annually auditing management's assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

The Committee has reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2010 and related disclosures, including a review of the significant management judgments underlying the financial statements and disclosures and management's conclusion that the financial statements included in the 2010 Form 10-K present fairly, in all material respects, the financial position, results of operations and cash flows of the company for the periods presented in conformity with generally accepted accounting principles.

The Committee also periodically meets in separate private sessions with the independent auditor, the internal auditor and members of senior management (such as the chief financial officer) to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. The Committee also periodically meets in executive session.

The Committee has discussed with PwC the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. PwC has provided to the Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and the Committee has discussed with PwC that firm's independence and considered whether the performance by PwC of any non-audit services was compatible with its independence. The Committee has concluded that PwC's provision of audit and non-audit services to Cloud Peak Energy and its affiliates is compatible with PwC's independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, the Committee has adopted policies to avoid compromising the independence of the company's independent auditor, such as prior Committee approval of non-audit services and procedures on the hiring of employees or former employees of the company's independent auditor.

Based on the review and discussions referred to above, the Committee recommended to the Board that the audited financial statements for the year ended December 31, 2010 be included in the company's Annual Report on Form 10-K for 2010 for filing with the SEC.

This report is provided by the following independent directors, who comprise the Committee:

Audit Committee

Chris Tong, Chair
William Fox III
Steven Nance

Independent Auditors

Representatives of PricewaterhouseCoopers LLP, who were our independent auditors for the year 2010, are expected to be present at the 2011 Annual Meeting of Stockholders. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. PricewaterhouseCoopers LLP has been selected as the company's independent auditors for the fiscal year ended December 31, 2011.

Independent Auditor Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP or fees payable for professional services rendered with respect to Rio Tinto Energy America Inc., Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC in or related to 2009 and 2010.

	2010	2009
Audit Fees(1)	$2,636,730	$2,599,359
Audit Related Fees(2)	$ —	$3,289,337
Tax Fees	$ —	$ —
All Other Fees	$ —	$ —
Total	$2,636,730	$5,888,696

(1) Fees for the audit and review of our 2010 financial statements, including review of our secondary public offering and debt registration statements. Fees during 2009 were for the audit and review of our historical and interim financial statements for 2009, 2008, 2007, 2006 and 2005 in preparation of the IPO, including the separate audit of Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC, and a separate audit performed in connection with the sale of the Jacobs Ranch mine in 2009, as well as other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2) Audit related fees for 2009 include advisory services rendered by PricewaterhouseCoopers LLP in relation to the IPO.

Pre-Approval for Non-Audit Services

Pursuant to its charter, the Audit Committee has the ability to pre-approve certain specified non-audit services to be performed for Cloud Peak Energy by its independent auditors. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be reported to the full Audit Committee at least quarterly. To date, the Audit Committee has not chosen to pre-approve any non-audit services or to delegate any pre-approval authority to a subcommittee.

PROPOSAL II
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

Description of Proposal

In accordance with its charter, the Audit Committee has selected PricewaterhouseCoopers LLP as Cloud Peak Energy's independent auditors to audit our consolidated financial statements for 2011 and to render other services required of them. The Board is submitting the appointment of PricewaterhouseCoopers LLP for ratification at the annual stockholders meeting. Representatives of PricewaterhouseCoopers LLP are expected to be present at the meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions.

The submission of this matter for ratification by stockholders is not legally required; however, the Board and its Audit Committee believe that such submission is consistent with best practices in corporate governance and is an opportunity for stockholders to provide direct feedback to the Board and its Audit Committee on an important issue of corporate governance. If the stockholders do not ratify the selection of PricewaterhouseCoopers LLP, the Audit Committee will reconsider the selection of such firm as independent auditors, although the results of the vote are not binding on the Audit Committee.

The Audit Committee has the responsibility to oversee and review the independence, qualifications and performance of the company's independent auditors.

Board Recommendation on Proposal

The Board unanimously recommends a vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as Cloud Peak Energy's independent auditors for 2011. The management proxy holders will vote all duly submitted proxies **FOR** ratification unless duly instructed otherwise.

PROPOSAL III
ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

Description of Proposal

Section 14A of the Exchange Act, which was added to the Exchange Act by Section 951 of the Dodd-Frank Act, affords stockholders a vote to approve, on an advisory (nonbinding) basis, the compensation of the company's named executive officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC. On January 25, 2011, the SEC adopted final rules to implement the requirements of Exchange Act Section 14A. This vote is not intended to address any specific item of compensation and is not a vote on the company's general compensation policies, compensation of the Board or the company's compensation policies as they relate to risk management. Exchange Act Section 14A requires the company to hold the advisory vote on executive compensation at least once every three years.

The company's executive compensation program is designed to attract, motivate and retain highly qualified executive officers who are able to meet and exceed corporate objectives and create long-term stockholder value. The Compensation Committee believes the company's executive compensation program reflects a strong pay-for-performance philosophy and is well aligned with the stockholders' long-term interests. Please read the Compensation Discussion and Analysis section of this Proxy Statement for additional details on our executive compensation program.

Stockholders are being asked to vote on the following resolution:

RESOLVED, that the stockholders of Cloud Peak Energy Inc. approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in the proxy statement pursuant to the compensation disclosure rules of the SEC.

This advisory vote on executive compensation is not binding on the company, the Compensation Committee or the Board. However, the Compensation Committee and the Board will take into account the result of the vote when determining future executive compensation programs.

Board Recommendation on Proposal

The Board recommends that the shareholders vote **FOR** approval, on an advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC. The management proxy holders will vote all properly submitted proxies **FOR** approval unless instructed otherwise.

PROPOSAL IV
ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTES

Description of Proposal

As described in Proposal III above, Exchange Act Section 14A affords stockholders an advisory vote to approve the company's executive compensation program. The advisory vote on executive compensation is referred to as a "say-on-pay vote." As required by Exchange Act Section 14A, this Proposal IV affords stockholders an advisory vote on the frequency with which the company's stockholders shall have the say-on-pay vote. The advisory vote on the frequency of the say-on-pay vote is a non-binding vote as to how often the say-on-pay vote should occur: every year, every two years, or every three years. In addition, stockholders may abstain from voting. Exchange Act Section 14A requires the company to hold the advisory vote on the frequency of the say-on-pay vote at least once every six years.

In formulating its recommendation, the Board considered that an advisory vote on executive compensation held every year would best enable stockholders to timely express their views on the company's executive compensation program and enable the Board and the Compensation Committee to determine current stockholder sentiment. While the company's executive compensation programs are designed to promote a long-term connection between pay and performance, the Board recognizes that executive compensation disclosures are made annually. Given that say-on-pay vote provisions are new, holding an annual advisory vote on executive compensation provides the company with more direct and immediate feedback on our compensation disclosures. However, stockholders should note that because the advisory vote on executive compensation occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change our executive compensation programs in consideration of any one year's advisory vote on executive compensation by the time of the following year's annual meeting of stockholders.

Stockholders are being asked to vote among the following frequency options (not solely for or against the recommendation of the Board):

Choice 1—every year;

Choice 2—every two years;

Choice 3—every three years; or

Choice 4—abstain from voting.

This advisory vote on the frequency of the say-on-pay vote is not binding on the company's Board. However, the Board will take into account the result of the vote when determining the frequency of future say-on-pay votes.

Board Recommendation on Proposal

The Board recommends that shareholders vote **FOR choice 1** (an advisory vote on the compensation of the company's named executive officers set forth in the company's proxy statement every year). The management proxy holders will vote all properly submitted proxies **FOR choice 1** unless instructed otherwise.

PROPOSAL V
APPROVAL AND ADOPTION OF AMENDMENT TO THE CLOUD PEAK ENERGY INC. 2009 LONG TERM INCENTIVE PLAN TO (I) INCREASE AUTHORIZED SHARES AND (II) REVISE THE METHOD BY WHICH THE NUMBER OF AVAILABLE SHARES IS DETERMINED

Description of Proposal

In connection with the IPO, the company adopted the LTIP, a stockholder approved plan, pursuant to which the company may issue various equity securities to employees, directors, consultants and advisors selected for participation. Under the LTIP, the company has awarded restricted stock, restricted stock units, stock options, dividend equivalent rights and performance awards.

On March 11, 2011, the Board, based on the recommendation of the Compensation Committee, determined that it is in the best interests of the company to amend the LTIP, subject to stockholder approval, to (i) increase the number of shares of common stock available under the LTIP by an additional 2,100,000 shares and (ii) revise the method by which the number of shares of common stock available under the LTIP is determined. Accordingly, this Proposal V seeks approval of an amendment (the "Amendment") to the LTIP to (i) increase the maximum total number of shares of common stock that the company may issue by 2,100,000 from 3,400,000 to 5,500,000 shares and (ii) revise the method by which the number of shares of common stock available under the LTIP is determined. As of February 28, 2011, the number of shares that remain available for future awards under the LTIP prior to approval of the Amendment is 1,473,041.

The Board believes that the increase in the number of shares authorized under the LTIP will provide it the flexibility to continue to provide equity incentives in amounts determined appropriate by the Compensation Committee, which is critical to its ability to attract and retain highly qualified individuals. The Board believes that the requested additional authorized shares represent a reasonable amount of potential equity dilution over time.

The Amendment provides that, notwithstanding anything in the LTIP to the contrary, (i) shares withheld or tendered as full or partial payment of a stock option's exercise price will increase the number of shares available under the LTIP, (ii) shares withheld or tendered as settlement of tax withholding obligations will increase the number of shares available under the LTIP, (iii) any shares repurchased by the company with the proceeds from the exercise of a stock option will increase the number of shares available under the LTIP and (iv) the excess of the number of shares subject to a stock appreciation right over the number of shares issued as a result of the exercise of such stock appreciation right will increase the number of shares available under the LTIP. The Board believes that this revised method by which the number of shares available under the LTIP is determined will more accurately account for how shares are distributed with respect to awards. The proposed form of Amendment to the LTIP is included as Annex A to this Proxy Statement. The Amendment will not become effective unless approved by our stockholders.

Description of Existing LTIP

The following is a description of the principal features of the existing LTIP and does not reflect approval of the Amendment. This description is qualified in its entirety by reference to the full text of the LTIP, which can be found by reference to Exhibit 10.32 to Amendment No. 5 to the company's Form S-1, filed on November 16, 2009, and Amendment No. 1 to the LTIP, which can be found by reference to Exhibit 10.1 to the company's Form 8-K filed on March 14, 2011, both of which are incorporated by reference herein. Capitalized terms used in this description, but not otherwise defined, have the meanings given to them in the LTIP.

Purpose

The purpose of the LTIP is to strengthen the company, by providing an incentive to its employees, officers, consultants and directors, thereby encouraging them to devote their abilities and industry to the success of the company's business enterprise. It is intended that this purpose be achieved by extending to employees, officers, consultants and directors of the company and its subsidiaries an added incentive for high levels of performance and unusual efforts through the grant of the types of cash and equity awards as outlined below.

Eligibility

Any current or future employee, director, consultant or advisor of the company or any of its subsidiaries is eligible to receive an award under the LTIP ("Eligible Individuals"). As of February 28, 2011, the company has approximately 1,577 employees and 6 non-employee directors. Incentive Stock Options may be granted only to Eligible Individuals who are employees of the company or any of its subsidiaries on the date the Incentive Stock Option is granted.

Administration

The LTIP is administered by the Compensation Committee. The Compensation Committee may adopt such rules, regulations and guidelines as it deems are necessary or appropriate for the administration of the LTIP. The Compensation Committee consists of at least two directors and may consist of the entire Board; provided that (a) if the Compensation Committee consists of less than the entire Board, then, with respect to any Option or Award granted to an Eligible Individual who is subject to Section 16 of the Exchange Act, the Compensation Committee consists of at least two directors, each of whom is a Non-Employee Director, and (b) to the extent necessary for any Option or Award intended to qualify as Performance-Based Compensation to so qualify, the Compensation Committee consists of at least two directors, each of whom is an Outside Director.

Types of Awards

Restricted Stock

The Compensation Committee may, in its discretion, grant to Eligible Individuals Awards of Restricted Stock, the terms and conditions of which are set forth in an Agreement. Each Agreement may require that an appropriate legend be placed on Share certificates. Restricted Stock is issued in the name of the Grantee as soon as reasonably practicable after the Award is granted; provided that the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Compensation Committee, an escrow agreement and any other documents which the Compensation Committee may require as a condition to the issuance of such Restricted Stock. At the discretion of the Compensation Committee, Restricted Stock may be deposited together with the stock powers with an escrow agent (which may be the company) designated by the Compensation Committee. Unless the Compensation Committee determines otherwise and as set forth in the Agreement, upon delivery of the Shares to the escrow agent, the Grantee will have all of the rights of a shareholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

Until all restrictions upon the Restricted Stock awarded to a Grantee have lapsed in the manner set forth in the relevant Agreement, such Shares cannot be sold, transferred or otherwise disposed of and cannot be pledged or otherwise hypothecated.

At the time an Award of Restricted Stock is granted, the Compensation Committee may, in its discretion, determine that the payment to the Grantee of dividends, or a specified portion thereof, declared or paid on such Shares be (i) deferred until the lapsing of the restrictions imposed upon such Shares and (ii) held by the company for the account of the Grantee until such time.

Restricted Stock Units

The Compensation Committee may, in its discretion, grant to Eligible Individuals Awards of Restricted Stock Units, the terms and conditions of which are set forth in an Agreement. Each Restricted Stock Unit represents the right of the Grantee to receive a payment upon vesting of the Restricted Stock Unit or on any later date specified by the Compensation Committee equal to the Fair Market Value of a Share as of the date the Restricted Stock Unit was granted, the vesting date or such other date as determined by the Compensation Committee at the time the Restricted Stock Unit was granted. The Compensation Committee may, at the time a Restricted Stock Unit is granted, provide a limitation on the amount payable in respect of each Restricted Stock Unit. The Compensation Committee may provide for the settlement of Restricted Stock Units in cash or with Shares having a Fair Market Value equal to the payment to which the Grantee has become entitled.

The Grantee cannot sell, transfer, assign, exchange, pledge, encumber or otherwise dispose of an Award of Restricted Stock Units or any portion thereof.

Stock Options

The Compensation Committee may, in its discretion, grant to Eligible Individuals Options, the terms and conditions of which are set forth in an Agreement. The purchase price or the manner in which the exercise price is to be determined for Shares under each Option is determined by the Compensation Committee and set forth in the Agreement; provided, however, that the exercise price per Share under each Option is not less than the greater of (i) the par value of a Share and (ii) 100% of the Fair Market Value of a Share on the date the Option is granted (110% in the case of an Incentive Stock Option granted to a Ten-Percent Shareholder).

Except to the extent permitted by the Compensation Committee with respect to Nonqualified Stock Options, no Option can be transferrable by the Grantee other than by will or by the laws of descent and distribution or, in the case of an Option other than an Incentive Stock Option, pursuant to a domestic relations order.

The exercise of an Option is made only by giving written notice delivered in person or by mail to the person designated by the company, specifying the number of Shares to be exercised and, to the extent applicable, accompanied by payment therefor and otherwise in accordance with the Agreement pursuant to which the Option was granted. The exercise price for any Shares purchased pursuant to the exercise of an Option can be paid in any or any combination of the following forms: (a) cash or its equivalent, (b) if permitted by the Compensation Committee, the transfer to the company of Shares that have been held by the Grantee for at least six months prior to the exercise of the Option or (c) in the form of other property as determined by the Compensation Committee and in accordance with applicable law.

No Grantee is deemed for any purpose to be the owner of any Shares subject to any Option unless and until (a) the Option has been exercised pursuant to the terms thereof, (b) the company has issued and delivered Shares to the Grantee, a securities broker acting on behalf of the Grantee or such other nominee of the Grantee, and (c) the Grantee's name, or the name of his or her broker or other nominee, has been entered as a shareholder of record on the books of the company. Thereupon, the Grantee has full voting, dividend and other ownership rights with respect to such Shares, subject to such terms and conditions as may be set forth in the applicable Agreement.

Stock Appreciation Rights

The Compensation Committee may, in its discretion, grant to Eligible Individuals Stock Appreciation Rights, the terms and conditions of which are set forth in an Agreement. A Stock Appreciation Right may be granted (a) if unrelated to an Option, at any time or (b) if related to an Option, either at the time of grant or at any time thereafter during the term of the Option.

If granted in connection with an Option, a Stock Appreciation Right covers the same Shares covered by the Option (or a specified lesser number of Shares) and, except as otherwise provided, is subject to the same terms and conditions as the related Option. Such Stock Appreciation Right (i) is exercisable at such time or times and only to the extent that the related Option is exercisable, (ii) is exercisable only if the Fair Market Value of a Share on the date of exercise exceeds the exercise price specified in the Agreement evidencing the related Option and (iii) is not transferable except to the extent the related Option is transferable. Upon the exercise of such a Stock Appreciation Right, the Grantee is entitled to receive an amount determined by multiplying (i) the excess of the Fair Market Value of a Share on the last business day preceding the date of exercise of such Stock Appreciation Right over the per Share exercise price under the related Option, by (ii) the number of Shares as to which such Stock Appreciation Right is being exercised.

A Stock Appreciation Right unrelated to an Option covers such number of Shares as the Compensation Committee determines. Such Stock Appreciation Rights contain such terms and conditions as to exercisability, vesting and duration as the Compensation Committee determines, but in no event have a term of greater than ten years. Upon exercise of such a Stock Appreciation Right, the Grantee is entitled to receive an amount determined by multiplying (i) the excess of the Fair Market Value of a Share on the last business day preceding the date of exercise of such Stock Appreciation Right over the Fair Market Value of a Share on the date the Stock Appreciation Right was granted, by (ii) the number of Shares as to which the Stock Appreciation Right is being exercised. Except to the extent permitted by the Compensation Committee, no Stock Appreciation Right is transferrable by the Grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act), and a Stock Appreciation Right is exercisable during the lifetime of the Grantee or his or her guardian or legal representative.

Stock Appreciation Rights are exercised by a Grantee only by giving written notice delivered in person or by mail to the person designated by the company, specifying the number of Shares with respect to which the Stock Appreciation Right is being exercised. Payment may be made in the discretion of the Compensation Committee solely in whole Shares in a number determined at their Fair Market Value on the last business day preceding the date of exercise of the Stock Appreciation Right, or solely in cash, or in a combination of cash and Shares.

Dividend Equivalent Rights

The Compensation Committee may, in its discretion, grant to Eligible Individuals Dividend Equivalent Rights either in tandem with an Option or Award or as a separate Award, the terms and conditions of which are set forth in an Agreement. Amounts payable in respect of Dividend Equivalent Rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on such Dividend Equivalent Rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the Option or Award to which the Dividend Equivalent Rights relate. In the event that the amount payable in respect of Dividend Equivalent Rights are to be deferred, the Compensation Committee determines whether such amounts are to be held in cash or reinvested in Shares or deemed (notionally) to be reinvested in Shares. If amounts payable in respect of Dividend Equivalent Rights are to be held in cash, there may be credited at the end of each year interest on the amount of the account at the beginning of the year at a rate per annum as the Compensation Committee, in its discretion, may determine. Dividend Equivalent Rights may be settled in cash or Shares or a combination thereof, in a single installment or multiple installments, as determined by the Compensation Committee.

Performance Awards

The Compensation Committee, in its discretion, may grant to Eligible Individuals Awards of Performance Units and/or Performance Share Units, the terms and conditions of which are set forth in an Agreement.

Performance Units are denominated in a specified dollar amount and, contingent upon the attainment of specified Performance Objectives within the Performance Cycle, represent the right to receive payment of the specified dollar amount or a percentage of the specified dollar amount depending on the level of Performance Objective attained; provided, however, that the Compensation Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. Each Agreement specifies the number of Performance Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Units to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

Performance Share Units are denominated in Shares and, contingent upon the attainment of specified Performance Objectives within the Performance Cycle, each Performance Share Unit represents the right to receive payment of the Fair Market Value of a Share on the date the Performance Share Unit was granted, the date the Performance Share Unit became vested or any other date specified by the Compensation Committee or a percentage of such amount depending on the level of Performance Objective attained; provided, however, that the Compensation Committee may at the time a Performance Share Unit is granted specify a maximum amount payable in respect of a vested Performance Share Unit. Each Agreement specifies the number of Performance Share Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Share Units to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

Payment to Grantees in respect of vested Performance Share Units and Performance Units is made as soon as practicable after the last day of the Performance Cycle to which such Award relates or at such other time or times as the Compensation Committee may determine, but in no event later than

2.5 months after the end of the calendar year in which the Performance Cycle is completed. Such payments may be made entirely in Shares valued at their Fair Market Value, entirely in cash, or in such combination of Shares and cash as the Compensation Committee in its discretion determines at any time prior to such payment.

The Compensation Committee, in its discretion, may grant to Eligible Individuals Awards of Performance-Based Restricted Stock, the terms and conditions of which are set forth in an Agreement. Each Agreement may require that an appropriate legend be placed on Share certificates. Performance-Based Restricted Stock are issued in the name of the Grantee as soon as reasonably practicable after the Award is granted; provided that the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Compensation Committee, an escrow agreement and any other documents which the Compensation Committee may require as a condition to the issuance of such Performance-Based Restricted Stock. At the discretion of the Compensation Committee, Performance-Based Restricted Stock may be deposited together with the stock powers with an escrow agent (which may be the company) designated by the Compensation Committee. Upon delivery of the Shares to the escrow agent, the Grantee has all of the rights of a shareholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares. Each Agreement specifies the number of Shares of Performance-Based Restricted Stock to which it relates, the Performance Objectives which must be satisfied in order for the Performance-Based Restricted Stock to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

At the time the Award of Performance-Based Restricted Stock is granted, the Compensation Committee may, in its discretion, determine that the payment to the Grantee of dividends, or a specified portion thereof, declared or paid on such Shares be (i) deferred until the lapsing of the restrictions imposed upon such Performance-Based Restricted Stock and (ii) held by the company for the account of the Grantee until such time.

Until the vesting of Performance Units and Performance Share Units or the lapsing of any restrictions on Performance-Based Restricted Stock, as the case may be, such Performance Units, Performance Share Units or Performance-Based Restricted Stock cannot be sold, assigned, exchanged, transferred or otherwise disposed of and cannot be pledged or otherwise hypothecated.

Share Awards

The Compensation Committee may grant a Share Award to any Eligible Individual on such terms and conditions as the Compensation Committee may determine in its sole discretion. Share Awards may be made as additional compensation for services rendered by the Eligible Individual or may be in lieu of cash or other compensation to which the Eligible Individual is entitled from the company. The Grantee may not sell, transfer, assign exchange, pledge, encumber or otherwise dispose of a Share Award or any portion thereof.

Number of Shares

The aggregate number of Shares that may be made the subject of Awards or Options granted under the LTIP may not exceed 3,400,000 prior to the approval of the Amendment, no more than 2,000,000 of which may be granted as Incentive Stock Options. The number of Shares that may be the subject of Options and Stock Appreciation Rights granted to an Eligible Individual in any calendar year may not exceed 1,500,000. The number of Shares that may be the subject of Performance Share Units or Performance-Based Restricted Stock granted to an Eligible Individual in any calendar year may not exceed 500,000. The dollar amount of cash that may be the subject of Performance Units granted to an Eligible Individual in any calendar year may not exceed $6,000,000. Prior to the approval of the Amendment, notwithstanding anything in the LTIP to the contrary, (i) shares withheld or tendered as full or partial payment of the Option Price will not increase the number of shares available under the LTIP and (ii) shares withheld or tendered as settlement of tax withholding obligations will not increase the number of shares available under the LTIP.

No Repricing of Options or Stock Appreciation Rights

Other than in connection with a change in capitalization or other transaction where an adjustment is permitted or required under the terms of the LTIP, the Compensation Committee is prohibited from making any adjustment or approving any amendment that reduces or would have the effect of reducing the exercise price of an Option or Stock Appreciation Right previously granted under the LTIP, whether through amendment, cancellation and exchange for cash or replacement grants, or other means, unless the company's stockholders shall have approved such adjustment or amendment.

Performance Objectives for Qualified Performance-Based Compensation

Section 162(m) of the Code limits the company's ability to deduct compensation paid to its senior executive officers, unless the compensation qualifies as "qualified performance-based compensation," as defined in Section 162(m) and the regulations promulgated thereunder. To the extent possible the company intends to have the LTIP satisfy the requirements of Section 162(m) so that the Compensation Committee is able to grant awards satisfying the requirements of "qualified performance-based compensation."

Performance Objectives for Performance Awards may be expressed in terms of (i) stock price, (ii) earnings per share, (iii) operating income, (iv) return on equity or assets, (v) cash flow, (vi) earnings before interest, taxes, depreciation and amortization (EBITDA), (vii) revenues, (viii) overall revenue or sales growth, (ix) expense reduction or management, (x) market share, (xi) total shareholder return, (xii) return on investment, (xiii) earnings before interest and taxes (EBIT), (xiv) net income, (xv) return on net assets, (xvi) economic value added, (xvii) shareholder value added, (xviii) cash flow return on investment, (xix) net operating profit, (xx) net operating profit after tax, (xxi) return on capital, (xxii) return on invested capital, (xxiii) cost per ton or cost per unit, (xxiv) total material moved, (xxv) tons shipped, (xxvi) tire life improvement, (xxvii) increased truck, dragline or shovel OEE, (xxviii) effective equipment utilization, (xxix) achievement of savings from business improvement projects, (xxx) capital project deliverables, (xxxi) performance against environmental targets, (xxxii) safety performance and/or incident rate, (xxxiii) coal pricing targets, (xxxiv) coal sales targets, (xxxv) human resources management targets, including medical cost reductions and time to hire, (xxxvi) achievement of warehouse and purchasing performance measurements, (xxxvii) leverage ratios, including debt to equity and debt to total capital, (xxxviii) individual performance criteria (other than for covered employees as defined in Section 162(m) of the Code) or (xxxix) any combination or derivative of the foregoing.

Performance Objectives may be in respect of the performance of the company, any of its subsidiaries, any of its divisions or any combination thereof. Performance Objectives may be absolute or relative (to prior performance of the company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range.

The Compensation Committee may, at the time the Performance Objectives in respect of a Performance Award are established, provide for the manner in which performance will be measured against the Performance Objectives to reflect the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions that have been publicly disclosed, changes in accounting principles, the impact of specified corporate transactions (such as a stock split or stock dividend), special charges and tax law changes, all as determined in accordance with generally accepted accounting principles (to the extent applicable); provided, that in respect of Performance Awards intended to constitute Performance-Based Compensation, such provisions are permitted only to the extent permitted under Section 162(m) of the Code and the regulations promulgated thereunder without adversely affecting the treatment of any Performance Award as Performance-Based Compensation.

Amendment and Termination of the LTIP

The Board may at any time terminate the LTIP and the Board may at any time and from time to time amend, modify or suspend the LTIP; provided, however, that: (a) no such amendment, modification, suspension or termination may impair or adversely alter any Options or Awards theretofore granted under the LTIP, except with the consent of the Grantee, nor may any amendment, modification, suspension or termination deprive any Grantee of any Shares which he or she may have acquired through or as a result of the LTIP; and (b) to the extent necessary under any applicable law, regulation or exchange requirement, no amendment is effective unless approved by the shareholders of the company in accordance with applicable law, regulation or exchange requirement.

New Plan Benefits

Because Awards granted under the LTIP are at the discretion of the Compensation Committee, it is not possible to determine the benefits or amounts that will be received by or allocated to Eligible Individuals.

Board Recommendation on Proposal

The Board unanimously recommends a vote **FOR** the adoption and approval of the Amendment to the LTIP. The management proxy holders will vote all duly submitted proxies **FOR** adoption and approval of the Amendment unless duly instructed otherwise. All members of the Board are eligible for awards under the LTIP and thus have a personal interest in the approval of the Amendment.

PROPOSAL VI
SECTION 162(m) RE-APPROVAL OF THE PERFORMANCE OBJECTIVES UNDER THE CLOUD PEAK ENERGY INC. 2009 LONG TERM INCENTIVE PLAN

Description of Proposal

Section 162(m) of the Code limits the amount of compensation paid to certain senior executive officers that public companies may deduct to $1 million for each such senior executive officer in any fiscal year. Certain performance-based compensation is exempt from the deduction limit if it meets the requirements of Section 162(m). The LTIP is intended to permit awards granted thereunder to qualify for exemption from the deduction limit to the extent that the compensation is recognized by the Eligible Individual as ordinary income and provided that the awards meet the Section 162(m) performance-based requirements. One of these requirements under Section 162(m) is that the material terms of the performance objectives under which the compensation is to be paid must be re-approved by our stockholders not less frequently than once every five years. For purposes of Section 162(m), the material terms include the employees eligible to receive compensation, a description of the business criteria on which the performance objective is based, and either the maximum amount of compensation that could be paid to any employee or the formula used to calculate the amount of compensation to be paid to the employee if the performance objective is attained.

In connection with the IPO, the sole stockholder of the company prior to the IPO approved and adopted the LTIP, including the material terms of the performance objectives contained therein. This Proposal VI does not seek any amendment of the existing performance objectives contained within the LTIP. Rather, this Proposal VI is being presented to stockholders solely to comply with the periodic re-approval requirements of Section 162(m) described above.

The discussion of this proposal is qualified in its entirety by reference to the full text of the LTIP, which can be found by reference to Exhibit 10.32 to Amendment No. 5 to the company's Form S-1, filed on November 16, 2009, and Amendment No. 1 to the LTIP, which can be found by reference to Exhibit 10.1 to the company's Form 8-K filed on March 14, 2011, both of which are incorporated by reference herein. Under the LTIP, the company may issue to Eligible Individuals performance-based awards, which entitle the Eligible Individual to a cash and/or equity payout based upon achievement of certain performance criteria. The Compensation Committee establishes the exact performance criteria and the performance period applicable to a performance-based award. The Compensation Committee also determines whether the payout will be in cash, an equity-based award or some combination of cash and equity awards. Performance criteria under the LTIP include a number of measurable criteria that can be tied to the success of the company.

The section above in this Proxy Statement under Proposal V entitled, "Description of Existing LTIP," is incorporated in this Proposal VI by reference and provides additional information about the LTIP, including employees eligible to receive awards under the LTIP, a description of the business criteria that may be applied to performance-based awards and the maximum equity and cash awards that could be paid to an employee.

If stockholders do not approve this Proposal VI, the company may be required to seek re-approval again at the 2012 annual stockholders meeting and, if the company is unable to obtain it within the time period required by Section 162(m), future awards under the LTIP may no longer satisfy the requirements of Section 162(m) and may no longer be eligible for deductibility by the company.

Board Recommendation on Proposal

The Board unanimously recommends a vote **FOR** re-approval of the material terms of the current performance objectives set forth within the company's LTIP, in accordance with the periodic re-approval requirements of Internal Revenue Code Section 162(m). The management proxy holders will vote all duly submitted proxies **FOR** approval by our stockholders of this proposal unless duly instructed otherwise. All members of the Board are eligible for awards under the LTIP and thus have a personal interest in the re-approval.

PROPOSAL VII
APPROVAL AND ADOPTION OF THE CLOUD PEAK ENERGY INC. EMPLOYEE STOCK PURCHASE PLAN

Description of Proposal

On March 11, 2011, the Board, based on the recommendation of the Compensation Committee, determined that it is in the best interests of the company to adopt the Cloud Peak Energy Inc. Employee Stock Purchase Plan (the "ESPP"), subject to stockholder approval, pursuant to which eligible employees are able to authorize payroll deductions on a voluntary basis to purchase shares of the company's common stock at a discount from the market price. Accordingly, this Proposal VII seeks approval and adoption of the ESPP.

The Board believes that the ESPP will encourage broad employee stock ownership and align the employees' economic interests with those of the company's stockholders, which will contribute to the company's long-term growth strategies.

The proposed form of the ESPP is included as Annex B to this Proxy Statement. The ESPP will not become effective unless approved by our stockholders.

Description of the Material Terms of the ESPP

The following is a description of the principal features of the proposed ESPP. Capitalized terms used in this description, but not otherwise defined, have the meanings given to them in the proposed ESPP.

Administration

Subject to oversight by the Board or the Compensation Committee, a committee of officers of the company to be established by the Board will have the authority to administer the ESPP and to make and adopt rules and regulations not inconsistent with the provisions of the ESPP or the Code. The committee of officers will adopt the form of Stock Purchase Agreement and all notices required under the ESPP.

Shares Available and Limitations on Share Issuances

There is a maximum of 500,000 shares of the company's common stock reserved for issuance under the ESPP. In the event that adjustments are made in the number of outstanding shares of common stock or such shares are exchanged for a different class of stock of the company or for shares of stock of any other corporation by reason of merger, consolidation, stock dividend, stock split or otherwise, appropriate adjustments will be made to (i) the number and class of shares or other securities that may be reserved for purchase, or purchased, under the ESPP and (ii) the Option Price.

The maximum number of shares of common stock that may be issued to a Participant during any single Option Period is the largest number of whole shares of common stock determined by multiplying $2,083 by the number of full months in the Option Period and dividing the result by the fair market value of the company's common stock on the first day of such Option Period. No Employee may be granted an option under the ESPP if, immediately after the grant, such Employee's right to purchase common stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the company and any related company would accrue at a rate which exceeds $25,000 in market value of such common stock (determined at the time such purchase right is granted) for each calendar year in which such purchase right would be outstanding at any time.

To the extent necessary to comply with Section 423(b)(8) of the Code and the limitation described above, a Participant's payroll deductions may be decreased to 0% during any Option Period which is scheduled to end during any calendar year, such that the aggregate of all payroll deductions accumulated with respect to such Option Period and any other Option Period ending within the same calendar year is no greater than $25,000. Payroll deductions shall re-commence at the rate provided in such Participant's Stock Purchase Agreement at the beginning of the first Option Period which is scheduled to end in the following calendar year.

Eligibility

Each full time employee of the company or any of its subsidiaries (excluding Section 16 officers) is eligible to participate in the ESPP beginning on the later of the Effective Date or the date that he or she completed six months of continuous service to the company. Each part-time employee of the company or any of its subsidiaries is eligible to participate in the ESPP beginning on the later of the Effective Date or the date as of which he or she has completed one year of continuous service and been credited with at least 1,000 hours of service to the company. All employment with the company and/or any of its subsidiaries prior to the Effective Date will be counted for purposes of determining eligibility to participate in the ESPP. No employee may participate in the ESPP if such employee, immediately after an Offering Date, would be deemed for purposes of Section 423(b)(3) of the Code to possess 5% or more of the total combined voting power or value of all classes of stock of the company or any or its subsidiaries. As of February 28, 2011, the company has approximately 1,574 full time employees and 3 part time employees.

Option Periods; Option Price

The ESPP operates by a series of consecutive Option Periods of twelve months duration commencing on the Effective Date. On each Exercise Date, which is the last business day of each Plan Year, the amount in a Participant's Account is charged with the aggregate Option Price of the largest number of shares, including fractional shares, which can be purchased with such amount. The balance, if any, is carried forward to the next succeeding Option Period. The Option Price per share of the common stock sold to Participants under the ESPP is the lesser of (i) 90% of the fair market value of such share on the Offering Date and (ii) 90% of the fair market value of such share on the last day of the Option Period, but in no event is the Option Price less than the par value of the common stock.

Payroll Deductions

Payment for shares of common stock purchased under the ESPP are made by authorized payroll deductions from each regular payment of compensation in accordance with instructions received from a Participant. Deductions are expressed as whole dollar amounts, and in no event will exceed $200 per pay period or $4,800 per Plan Year. A Participant may increase or decrease the deduction on one occasion per Option Period, and may change the percentage deduction for any subsequent Option Period. During an Option Period, a Participant may discontinue payroll deductions but have the payroll deductions previously made during that Option Period remain in the Participant's Account to purchase common stock on the next Exercise Date, provided that he or she is an Employee as of that Exercise Date. Any amount remaining in the Participant's Account after the purchase of shares is refunded without interest upon the written request of the Participant. Any Participant who discontinues payroll deductions during an Option Period may again become a Participant for a subsequent Option Period by executing and filing another Stock Purchase Agreement.

Transferability

Rights to purchase shares under the ESPP are exercisable only by the Participant and are not transferable.

Withdrawal from the ESPP

A Participant may withdraw from the ESPP at any time by filing notice of withdrawal prior to the close of business on an Exercise Date. Upon withdrawal, the entire amount, if any, in a Participant's Account will be refunded to him without interest.

Amendment and Termination

The Board or the Compensation Committee may at any time, or from time to time, amend the ESPP in any respect, except that, without approval of the shareholders, no amendment may increase the aggregate number of shares reserved under the ESPP other than as provided therein, materially increase the benefits accruing to Participants or materially modify the requirements as to eligibility for participation in the ESPP. Any amendment of the ESPP must be made in accordance with applicable provisions of the Code and/or any regulations issued thereunder, any other applicable law or regulations, and the requirements of the principal exchange upon which the common stock is listed.

The ESPP will continue in effect through the tenth anniversary of the Effective Date, unless terminated prior thereto in accordance with the terms of the ESPP. Upon any such termination, the balance in any Participant's account will be refunded to such Participant.

Federal Income Tax Consequences

The following summary of certain federal income tax considerations for the Participant and the company with respect to the grant and exercise of rights to purchase shares of the company's common stock under the ESPP does not purport to be a complete statement of the law in this area and reference should be made to the applicable provisions of the Code. This summary does not address the tax considerations under foreign, state and local, estate and gift tax laws, and such tax laws may not correspond to the federal income tax treatment described herein. The exact income tax treatment of transactions under the ESPP will depend upon the specific circumstances of the Participant, and Participants are advised to consult their personal tax advisors with regard to all consequences arising from the grant or exercise of options and the disposition of any acquired shares.

The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. If certain employment requirements are satisfied, an employee who is granted a right, or "option," to purchase stock under a plan meeting the requirements of Code Section 423 will not be subject to federal income tax, and the company will not be entitled to any deduction, on either the grant or the exercise of such right.

If shares acquired under the ESPP are sold more than two years after the first day of the purchase period pursuant to which the shares were purchased, no taxable income results if the proceeds of the sale are equal to or less than the price paid for the shares. If the proceeds of the sale are higher than the purchase price, the employee will recognize ordinary income for the year in which the sale occurs equal to the lesser of (a) ten percent (10%) of the fair market value of the Common Stock on the first day of the purchase period pursuant to which the shares were purchased or (b) the excess of the amount actually received for the shares over the amount paid. In addition, the employee may recognize long-term capital gain or loss in an amount equal to the difference between the proceeds of the sale and the employee's basis in the shares (i.e., the employee's purchase price plus the amount taxed to the employee as ordinary income). The employee will receive long-term capital gain or loss treatment if he or she has held the shares for at least 12 months. No deduction is allowed to the company.

If shares acquired under the ESPP are sold within two years of the first day of the purchase period pursuant to which the shares were purchased, the employee will recognize ordinary income equal to the difference between the fair market value of the shares on the exercise date and the employee's purchase price. This amount is reportable as ordinary income even if no profit was realized on the sale of shares or the shares were sold at a loss. Long-term or short-term (depending on the holding period for the shares) capital gain or loss will be recognized in an amount equal to the difference between the proceeds of sale and the employee's basis in the shares. The amount reportable as ordinary income from a sale made within two years of the first day of the purchase period pursuant to which the shares were purchased will generally be allowed as a tax deduction to the company.

New Plan Benefits

Because the amount of contributions to be set aside to purchase shares of common stock under the ESPP, subject to the limitations therein, is within the discretion of each Participant, it is not possible to determine the benefits or amounts that will be received by or allocated to eligible employees. Our non-employee directors and our Section 16 officers are not eligible to participate in the ESPP.

Board Recommendation on Proposal

The Board unanimously recommends a vote **FOR** approval and adoption of the Cloud Peak Energy Inc. Employee Stock Purchase Plan. The management proxy holders will vote all duly submitted proxies **FOR** approval by our stockholders of this proposal unless duly instructed otherwise.

OTHER BUSINESS

The Board is not aware of any matter to be presented for action at the 2011 Annual Meeting of Stockholders other than the seven company proposals set forth in this Proxy Statement. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment in the interest of the company.

PROPOSALS FOR 2012 ANNUAL MEETING OF STOCKHOLDERS

Proposals for Inclusion in Our Proxy Statement

Under the rules of the SEC, stockholder proposals that are being submitted for inclusion in our proxy statement relating to our 2012 annual meeting of stockholders must be received no later than December 10, 2011 at our principal executive offices, located at 505 South Gillette Avenue, Gillette, Wyoming 82716, Attn: General Counsel. Such proposals when submitted must be in full compliance with applicable laws, including Rule 14a-8 of the Exchange Act, and our bylaws.

Proposals Not for Inclusion in Our Proxy Statement

Our bylaws require advance written notice from any stockholder seeking to present any business or proposal, not for inclusion in next year's proxy statement, but directly at the 2012 annual meeting of stockholders, including nominations of persons for election to our Board. Notice of such proposals must be received at our principal executive offices, located at 505 South Gillette Avenue, Gillette, Wyoming 82716, Attn: Corporate Secretary, no later than the close of business on the 90th day prior to the anniversary of the immediately preceding annual meeting. Based upon the anniversary date of the 2011 Annual Meeting of Stockholders as currently scheduled, a stockholder must send advance written notice of such nominations or other business or proposals such that the notice is received by us no later than the close of business on February 21, 2012. In the event the annual meeting is convened on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, such notice must be received not later than the later of the close of business 90 days prior to such annual meeting or the 10th day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made. Such proposals when submitted must be in full compliance with applicable law and our bylaws.

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Annex A

AMENDMENT NO. 2 TO THE CLOUD PEAK ENERGY INC. 2009 LONG TERM INCENTIVE PLAN

THIS AMENDMENT NO. 2 (the "Amendment"), dated as of May 18, 2011, to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (the "Plan"), as approved by the Board of Directors (the "Board") of Cloud Peak Energy Inc. (the "Company"), is hereby adopted by the Company.

W I T N E S S E T H:

WHEREAS, the Company maintains the Plan;

WHEREAS, subject to certain limitations, Section 15.1 of the Plan gives the Board the authority to amend the Plan;

WHEREAS, the Board, based upon the recommendation of the Compensation Committee of the Board, has determined that it is in the best interests of the Company and its subsidiaries, subject to the approval of the Company's stockholders at the Company's 2011 Annual Meeting of Stockholders, to amend the Plan to (a) increase the number of shares of common stock of the Company available under the Plan by an additional 2,100,000 shares from 3,400,000 shares to 5,500,000 shares and (b) revise the method by which the number of shares of common stock of the Company available under the Plan is determined; and

WHEREAS, the Company desires to make the amendment to the Plan described above.

NOW, THEREFORE, the Plan shall be amended as follows:

1. The second sentence of Section 4.1 is amended as follows:

   "The aggregate number of Shares that may be made the subject of Awards or Options granted under the Plan shall not exceed 5,500,000, no more than 2,000,000 of which may be granted as Incentive Stock Options."

2. Section 4.3(c) is amended in its entirety to read as follows:

   "Notwithstanding anything in this Section 4.3 to the contrary, (i) Shares withheld or tendered as full or partial payment of the Option Price shall increase the number of Shares available under this Section 4, (ii) Shares withheld or tendered as settlement of tax withholding obligations shall increase the number of Shares available under this Section 4, (iii) any Shares repurchased by the Company with the proceeds from the exercise of an Option shall increase the number of Shares available under this Section 4, and (iv) the excess of the number of Shares subject to a Stock Appreciation Right over the number of Shares issued as a result of exercise of such Stock Appreciation Right shall increase the number of Shares available under this Section 4."

* * *

Except as expressly amended herein, the Plan remains in full force and effect in accordance with its terms.

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Annex B

CLOUD PEAK ENERGY INC.
EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I

PURPOSE AND SCOPE OF THE PLAN

Section 1.1 *Purpose.* The Cloud Peak Energy Inc. Employee Stock Purchase Plan is intended to encourage employee participation in the ownership and economic progress of the Company.

Section 1.2 *Definitions.* Unless the context clearly indicates otherwise, the following terms have the meaning set forth below:

"*Board of Directors*" or "*Board*" shall mean the Board of Directors of the Company.

"*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, together with any applicable regulations issued thereunder.

"*Committee*" shall mean the committee of officers established by the Board to administer the Plan, which Committee shall administer the Plan as provided in Section 1.3 hereof.

"*Common Stock*" shall mean shares of the common stock, par value $0.01 per share, of the Company.

"*Company*" shall mean Cloud Peak Energy Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.

"*Compensation*" shall mean the fixed salary or base wage paid by the Company to an Employee as reported by the Company to the United States government (or other applicable government) for income tax purposes, including an Employee's portion of salary deferral contributions pursuant to Code Section 401(k) and any amount excludable pursuant to Code Section 125, but excluding any bonus, fee, overtime pay, severance pay, expenses, stock option or other equity incentive income, or other special emolument or any credit or benefit under any employee plan maintained by the Company.

"*Continuous Service*" shall mean the period of time, uninterrupted by a termination of employment (other than a termination as a result of a transfer of employment among the Parent, the Company or a Designated Subsidiary), that an Employee has been employed by the Company, a Designated Subsidiary or the Parent (or any combination of the foregoing) immediately preceding an Offering Date. Such period of time shall include any approved leave of absence.

"*Designated Subsidiary*" shall mean each subsidiary of the Company set forth on the attached Schedule A and as may be authorized from time to time by the Committee to participate in the Plan.

"*Employee*" shall mean any person who is employed by the Company or a Designated Subsidiary as a common law employee. Any individual who performs services for the Company or a Designated Subsidiary solely through a leasing or employment agency shall not be considered an Employee.

"*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"*Exercise Date*" shall mean the last business day of each Plan Year, or such other date(s) as determined by the Committee.

"*Fair Market Value*" as of a particular date shall mean the fair market value of a share of Common Stock as determined by the Administrator in its sole discretion; provided, however, that (i) if the Common Stock is admitted to trading on a national securities exchange, the fair market value of a share of Common Stock on any date shall be the closing sale price reported for such share on such exchange on such date or, if no sale was reported on such date, on the last day preceding such date on which a sale was reported, or (ii) if the shares of Common Stock are not then listed on a national securities exchange, the average of the highest reported bid and lowest reported asked prices for the shares of Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System for the last preceding date on which there was a sale of such stock in such market, or (3) if the shares of Common Stock are not then listed on a national securities exchange or traded in an over-the-counter market or the value of such shares is not otherwise determinable, such value as determined by the Committee in good faith and in accordance with Code Section 409A.

"*Maximum Offering*" shall mean the maximum number of shares of Common Stock that may be issued to each Participant under the Plan during any given time period. Unless otherwise determined by the Committee, the Maximum Offering during any single Option Period shall be the largest number of whole shares of Common Stock determined by multiplying $2,083 by the number of full months in the Option Period and dividing the result by the Fair Market Value on the Option Period commencement date of such Option Period.

"*Offering Date*" shall mean the first business day of each Plan Year, or such other date(s) as determined by the Committee.

"*Option Period*" or "*Period*" shall mean each Plan Year commencing on the Effective Date as specified by the Committee in accordance with Section 1.4.

"*Option Price*" shall mean the purchase price of a share of Common Stock hereunder as provided in Section 3.1 hereof.

"*Parent*" shall mean any corporation in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock of one of the other corporations in such chain.

"*Participant*" shall mean any Employee who (i) is eligible to participate in the Plan under Section 2.1 hereof and (ii) elects to participate.

"*Plan*" shall mean the Company's Employee Stock Purchase Plan, as the same may be amended from time to time.

"*Plan Account*" or "*Account*" shall mean an account established and maintained in the name of each Participant.

"*Plan Manager*" shall mean any Employee appointed pursuant to Section 1.3 hereof.

"*Plan Year*" shall mean the twelve (12) month period commencing on the Effective Date as determined by the Committee pursuant to Section 1.4, and each successive twelve (12) month period thereafter, or such other period as may be specified by the Committee.

"*Stock Purchase Agreement*" shall mean the form prescribed by the Committee or the Company which must be completed and executed by an Employee who elects to participate in the Plan.

Section 1.3 *Administration of Plan.* Subject to oversight by the Board of Directors or the Board's Compensation Committee, the Committee shall have the authority to administer the Plan and to make and adopt rules and regulations not inconsistent with the provisions of the Plan or the Code. The Committee shall adopt the form of Stock Purchase Agreement and all notices required hereunder. Its interpretations and decisions in respect to the Plan shall, subject as aforesaid, be final and conclusive. The Committee shall have the authority to appoint an Employee as Plan Manager and to delegate to the Plan Manager such authority with respect to the administration of the Plan as the Committee, in its sole discretion, deems advisable from time to time.

Section 1.4 *Effective Date of Plan.* The Plan shall become effective on the date established for that purpose by the Committee, if, prior to that date, the Plan (i) has been adopted by the Board of

Directors of the Company and (ii) has been approved by an affirmative vote of a majority of votes cast by the holders of the Company's common stock in person or by proxy and entitled to vote on the proposal, at a meeting at which a quorum is present; provided that the Committee shall select the first day of a calendar month as the Effective Date. The first Plan Year shall commence on the Effective Date and end on the date that is twelve (12) months thereafter.

Section 1.5 *Extension or Termination of Plan.* The Plan shall continue in effect through the tenth anniversary of the Effective Date, unless terminated prior thereto pursuant to Section 4.3 hereof, or by the Board of Directors or the Compensation Committee of the Board, each of which shall have the right to extend the term of or terminate the Plan at any time. Upon any such termination, the balance, if any, in each Participant's Account shall be refunded to him, or otherwise disposed of in accordance with policies and procedures prescribed by the Committee in cases where such a refund may not be possible.

ARTICLE II

PARTICIPATION

Section 2.1 *Eligibility.* Each Employee who is customarily employed as a full time employee of the Company or a Designated Subsidiary shall be eligible to participate in the Plan beginning on the later of the Effective Date or the date that he or she completed six (6) months of Continuous Service. Each Employee who is customarily employed as a part-time Employee of the Company or a Designated Subsidiary shall be eligible to participate in the Plan beginning on the later of the Effective Date or the date as of which he or she has completed one year of Continuous Service and been credited with at least one thousand (1,000) "hours of service" (as that term is defined in the Cloud Peak Energy 401(k) Plan). All employment with the Company and/or a Designated Subsidiary prior to the Effective Date shall be counted for purposes of determining eligibility to participate in the Plan. For purposes of this Section 2.1, whether an Employee is "customarily employed" shall be determined by the Committee based on the Company's or Designated Subsidiary's policies and procedures in effect from time to time. No Employee may participate in the Plan if said Employee, immediately after an Offering Date, would be deemed for purposes of Code Section 423(b)(3) to possess five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company, its Parent or any subsidiary.

Section 2.2 *Ineligible Employees.* Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted a right to purchase shares of Common Stock under the Plan to the extent that:

(a) immediately after the grant, such Employee would own stock, and/or hold or own options, possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company, the Parent or any subsidiary corporation (determined under the rules of Sections 423(b)(3) and 424(d) of the Code);

(b) immediately after the grant, such Employee's right to purchase Company Stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company and any related company would accrue at a rate which exceeds $25,000 in Fair Market Value of such Company Stock (determined at the time such purchase right is granted) for each calendar year in which such purchase right would be outstanding at any time; or

(c) such Employee is an officer or director who is subject to the reporting requirements under Section 16(a) of the Exchange Act.

Section 2.3 *Payroll Deductions.* Payment for shares of Common Stock purchased hereunder shall be made by authorized payroll deductions from each payment of Compensation in accordance with instructions received from a Participant. Said deductions shall be expressed as a whole dollar amount, but in any event such deductions shall not exceed two hundred dollars ($200) per pay period and four thousand eight hundred dollars ($4,800) per Plan Year. A Participant may increase or decrease the deduction on one occasion per Option Period. During an Option Period, a Participant may discontinue payroll deductions but have the payroll deductions previously made during that Option Period remain in the Participant's Account to purchase Common Stock on the next Exercise Date, provided that he or she is an Employee as of that Exercise Date. Any amount remaining in the Participant's Account after the purchase of Common Stock shall be refunded without interest upon the written request of the Participant. Any Participant who discontinues payroll deductions during an Option Period may again become a Participant for a subsequent Option Period by executing and filing another Stock Purchase Agreement in accordance with Section 2.1. Amounts deducted from a Participant's Compensation pursuant to this Section 2.3 shall be credited to said Participant's Account.

ARTICLE III

PURCHASE OF SHARES

Section 3.1 *Option Price.* The Option Price per share of the Common Stock sold to Participants hereunder shall be the lesser of (i) ninety percent (90%) of the Fair Market Value of the Common Stock on the Offering Date, or (ii) ninety percent (90%) of the Fair Market Value of the Common Stock on the last day of the Option Period; provided, however, that the Option Price per share of the Common Stock may be adjusted for subsequent Option Periods by the Committee subject to the requirements of Section 423 of the Code (and in no event shall the Option Price per share be less than the par value of the Common Stock).

Section 3.2 *Purchase of Shares.* On each Exercise Date, the amount in a Participant's Account shall be charged with the aggregate Option Price of the largest number of shares of Common Stock, including fractional shares, which can be purchased with said amount. The balance, if any, in such account shall be carried forward to the next succeeding Option Period.

Section 3.3 *Limitations on Purchase.* Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted an option under the Plan if, immediately after the grant, such Employee's right to purchase Common Stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company and any related company would accrue at a rate which exceeds $25,000 in Market Value of such Common Stock (determined at the time such purchase right is granted) for each calendar year in which such purchase right would be outstanding at any time.

To the extent necessary to comply with Code Section 423(b)(8) and the limitations on purchase in this Section 3.3, a Participant's payroll deductions may be decreased to 0% during any Option Period which is scheduled to end during any calendar year, such that the aggregate of all payroll deductions accumulated with respect to such Option Period and any other Option Period ending within the same calendar year is no greater than twenty-five thousand dollars ($25,000). Payroll deductions shall re-commence at the rate provided in such Participant's Stock Purchase Agreement at the beginning of the first Option Period which is scheduled to end in the following calendar year, unless suspended by the Participant pursuant to Section 2.3 of the Plan.

Section 3.4 *Transferability of Rights.* Rights to purchase shares hereunder shall be exercisable only by the Participant. Such rights shall not be transferable.

ARTICLE IV

PROVISIONS RELATING TO COMMON STOCK

Section 4.1 *Common Stock Reserved.* There shall be a maximum of [500,000] shares of Common Stock reserved for the Plan, subject to adjustment in accordance with Section 4.2 hereof. The aggregate number of shares which may be purchased under the Plan shall not exceed the number of shares reserved for the Plan.

Section 4.2 *Adjustment for Changes in Common Stock.* In the event that adjustments are made in the number of outstanding shares of Common Stock or said shares are exchanged for a different class of stock of the Company or for shares of stock of any other corporation by reason of merger, consolidation, stock dividend, stock split or otherwise, the Committee shall make appropriate adjustments in (i) the number and class of shares or other securities that may be reserved for purchase, or purchased, hereunder, and (ii) the Option Price. All such adjustments shall be made in the sole discretion of the Committee, and its decision shall be binding and conclusive.

Section 4.3 *Insufficient Shares.* If the aggregate funds available for purchase of Common Stock on any Exercise Date would cause an issuance of shares in excess of (x) the number provided for in Section 4.1 hereof or (y) the Maximum Offering, (i) the Committee shall proportionately reduce the number of shares which would otherwise be purchased by each Participant in order to eliminate such excess and (ii) the Plan shall automatically terminate immediately after such Exercise Date.

Section 4.4 *Confirmation.* Confirmation of each purchase of Common Stock hereunder shall be made available to the Participant in either written or electronic format. A record of purchases shall be maintained by appropriate entries on the books of the Company (or in such other manner as specified by the Committee).

Section 4.5 *Rights as Shareholders.* The shares of Common Stock purchased by a Participant on an Exercise Date shall, for all purposes, be deemed to have been issued and sold as of the close of business on such Exercise Date. Prior to that time, none of the rights or privileges of a shareholder of the Company shall exist with respect to such shares.

ARTICLE V

TERMINATION OF PARTICIPATION

Section 5.1 *Voluntary Withdrawal.* A Participant may withdraw from the Plan at any time by filing notice of withdrawal prior to the close of business on an Exercise Date. Upon withdrawal, the entire amount, if any, in a Participant's Account shall be refunded to him without interest. Any Participant who withdraws from the Plan may again become a Participant in accordance with Section 2.1 hereof.

Section 5.2 *Termination of Eligibility.* If a Participant Retires, he may elect to (i) withdraw the entire amount, if any, in his Plan Account, or (ii) have said amount used to purchase whole shares of Common Stock pursuant to Section 3.2 hereof on the next succeeding Exercise Date and have any remaining balance refunded without interest.

If a Participant ceases to be eligible under Section 2.1 hereof for any reason other than retirement, the dollar amount and the number of unissued shares in such Participant's Account will be refunded or distributed to the Participant, or, in the case of death, the Participant's designated beneficiary or estate, or otherwise disposed of in accordance with policies and procedures prescribed by the Committee in cases where such a refund or distribution may not be possible.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 *Notices.* Any notice which a Participant files pursuant to the Plan shall be made on forms prescribed by the Committee and shall be effective only when received by the Company.

Section 6.2 *Condition of Employment.* Neither the creation of the Plan nor participation therein shall be deemed to create any right of continued employment or in any way affect the right of the Company or a Designated Subsidiary to terminate an Employee.

Section 6.3 *Withholding of Taxes; Other Charges.* Each Participant shall, no later than the date as of which the value of an option under the Plan and/or shares of Common Stock first becomes includible in the income of the Participant for income tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any taxes of any kind required by law to be withheld with respect to such option or shares of Common Stock. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant.

In particular, to the extent a Participant is subject to taxation under U.S. Federal income tax law, if the Participant makes a disposition, within the meaning of Code Section 424(c) of any share or shares of Common Stock issued to Participant pursuant to Participant's exercise of an option, and such disposition occurs within the two-year period commencing on the day after the Offering Date or within the one-year period commencing on the day after the Exercise Date, Participant shall, within ten (10) days of such disposition, notify the Company thereof and thereafter immediately deliver to the Company any amount of federal, state or local income taxes and other amounts which the Company informs the Participant the Company may be required to withhold.

Participants shall be solely responsible for any commissions or other charges imposed with respect to the purchase or sale of shares of Common Stock pursuant to the terms of this Plan.

Section 6.4 *Amendment of the Plan.* The Board of Directors or the Board's Compensation Committee may at any time, or from time to time, amend the Plan in any respect, except that, without approval of the shareholders, no amendment may increase the aggregate number of shares reserved under the Plan other than as provided in Section 4.2 hereof, materially increase the benefits accruing to Participants or materially modify the requirements as to eligibility for participation in the Plan. Any amendment of the Plan must be made in accordance with applicable provisions of the Code and/or any regulations issued thereunder, any other applicable law or regulations, and the requirements of the principal exchange upon which the Common Stock is listed.

Section 6.5 *Application of Funds.* All funds received by the Company by reason of purchases of Common Stock hereunder may be used for any corporate purpose.

Section 6.6 *Legal Restrictions.* The Company shall not be obligated to sell shares of Common Stock hereunder if counsel to the Company determines that such sale would violate any applicable law or regulation.

Section 6.7 *Gender.* Whenever used herein, use of any gender shall be applicable to both genders.

Section 6.8 *Governing Law.* The Plan and all rights and obligations thereunder shall be constructed and enforced in accordance with the laws of the State of Delaware and any applicable provisions of the Code and the related regulations.

Schedule A

Designated Subsidiaries

Cloud Peak Energy Resources LLC

Cloud Peak Energy Services Company

Cloud Peak Energy Finance Corp.

Caballo Rojo Holdings LLC

NERCO LLC

Cordero Mining Holdings LLC

Caballo Rojo LLC

NERCO Coal LLC

Cordero Oil and Gas LLC

Cordero Mining LLC

Antelope Coal LLC

Kennecott Coal Sales LLC

NERCO Coal Sales LLC

Northern Coal Transportation LLC

Prospect Land and Development LLC

Resource Development LLC

Sequatchie Valley Coal Corporation

Spring Creek Coal LLC

Western Minerals LLC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-34547

Cloud Peak Energy Inc.

(Exact name of registrant as specified in its charter)

Delaware	**26-3088162**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
505 S. Gillette Ave., Gillette, Wyoming	**82716**
(Address of principal executive offices)	(Zip Code)

(307) 687-6000

(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

As of June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $418 million based on the closing price of the registrant's common stock as reported that day on the New York Stock Exchange of $13.26 per share. In determining this figure, the registrant has assumed that all of its directors and executive officers are affiliates. Such assumptions should not be deemed conclusive for any other purpose.

Number of shares outstanding of each of the registrant's classes of common stock, as of January 31, 2011: common stock, par value $0.01 per share 60,877,517 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the registrant's 2011 annual meeting of stockholders (the "Proxy Statement") are incorporated by reference into Part III hereof. Other documents incorporated by reference in this report are listed in the Exhibit Index of this Form 10-K.

TABLE OF CONTENTS

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," "would" or similar words. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. There may be events in the future, however, that we are not able to predict accurately or control. The factors listed under "Risk Factors," as well as any cautionary language in this report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Additional factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

- future economic conditions;
- the contract prices we receive for coal and our customers' ability to honor contract terms;
- market demand for domestic and foreign coal, electricity and steel;
- safety and environmental laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers' coal usage, gaseous emissions or ash handling as well as related costs and liabilities;
- future legislation, changes in regulations or governmental policies or changes in interpretations thereof, and third-party regulatory challenges, including with respect to carbon emissions, safety standards and regulatory processes and approvals required to lease and obtain permits for coal mining operations or to transport coal to domestic and foreign customers;
- our ability to produce coal at existing and planned volumes and costs;
- the availability and cost of coal reserve acquisitions and surface rights and our ability to successfully acquire new coal reserves and surface rights at attractive prices and in a timely manner;
- the impact of our initial public offering, related transactions and recent secondary offering, including resulting tax implications and changes to our valuation allowance on our deferred tax assets;
- our assumptions regarding payments arising under the Tax Receivable Agreement and other agreements related to our initial public offering;
- our plans and objectives for future operations and the development of additional coal reserves or acquisition opportunities;
- our relationships with, and other conditions affecting, our customers, including economic conditions and the credit performance and credit risks associated with our customers;
- timing of reductions or increases in customer coal inventories;
- risks inherent to surface coal mining;
- weather conditions or catastrophic weather-related damage;
- changes in energy policy;

- competition;
- the availability and cost of competing energy resources, including changes in the price of crude oil and natural gas generally, as well as subsidies to encourage use of alternative energy sources;
- railroad, export terminal capacity and other transportation performance, costs and availability;
- disruptions in delivery or changes in pricing from third-party vendors of raw materials and other consumables which are necessary for our operations, such as explosives, petroleum-based fuel, tires, steel and rubber;
- our assumptions concerning coal reserve estimates;
- the terms of Cloud Peak Energy Resources LLC's indebtedness;
- changes in costs that we incur as a stand-alone, public company as compared to our expectations;
- inaccurately estimating the costs or timing of our reclamation and mine closure obligations;
- liquidity constraints, including those resulting from the cost or unavailability of financing due to credit market conditions;
- our liquidity, results of operations and financial condition, including amounts of working capital that are available; and
- other factors, including those discussed in "Risk Factors."

GLOSSARY FOR SELECTED MINING TERMS

Anthracite. Anthracite is the highest rank coal. It is hard, shiny (or lustrous), has a high heat content and little moisture. Anthracite is used in residential and commercial heating as well as a mix of industrial applications. Some waste products from anthracite piles are used in energy generation.

Appalachian region. Coal producing area in Alabama, eastern Kentucky, Maryland, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. The Appalachian region is divided into the northern, central and southern Appalachian regions.

Ash. Inorganic material consisting of iron, alumina, sodium and other incombustible matter that are contained in coal. The composition of the ash can affect the burning characteristics of coal.

Assigned reserves. Reserves that are committed to our surface mine operations with operating mining equipment and plant facilities. All our reported reserves are considered to be assigned reserves.

Bituminous coal. The most common type of coal that is between sub-bituminous and anthracite in rank. Bituminous coals produced from the central and eastern U.S. coal fields typically have moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus.

BLM. Department of the Interior, Bureau of Land Management.

BNSF. Burlington Northern Santa Fe Railroad.

British thermal unit,or "Btu." A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

CAIR. Clean Air Interstate Rule.

Carbon dioxide, or CO_2. A gaseous chemical compound that is generated as a by-product of the combustion of fossil fuels, including coal, or the burning of vegetable matter, among other process.

Coal seam. Coal deposits occur in layers typically separated by layers of rock. Each layer is called a "seam." A coal seam can vary in thickness from inches to a hundred feet or more.

Coalbed methane. Also referred to as CBM or coalbed natural gas (CBNG). Coalbed methane is methane gas formed during the coalification process and stored within the coal seam.

Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel.

Compliance coal. Coal that when combusted emits no greater than 1.2 pounds of sulfur dioxide per million Btus and requires no blending or sulfur-reduction technology to comply with current sulfur dioxide emissions under the Clean Air Act.

Dragline. A large excavating machine used in the surface mining process to remove overburden. A dragline has a large bucket suspended from the end of a boom, which may be 275 feet long or larger. The bucket is suspended by cables and capable of scooping up significant amounts of overburden as it is pulled across the excavation area. The dragline, which can "walk" on large pontoon-like "feet," is one of the largest land-based machines in the world.

EIA. Energy Information Administration.

EIS. Environmental impact statement.

Force majeure. An event not anticipated as of the date of the applicable contract, which is not within the reasonable control of the party affected by such event, which partially or entirely prevents such party's ability to perform its contractual obligations. During the duration of such force majeure but for no longer period, the obligations of the party affected by the event may be excused to the extent required.

Fossil fuel. A hydrocarbon such as coal, petroleum or natural gas that may be used as a fuel.

GW. Gigawatts.

Highwalls. The unexcavated face of exposed overburden and coal in a surface mine.

Incident rate or *IR.* The rate of injury occurrence, as determined by the Mine Safety and Health Administration, or MSHA, based on 200,000 hours of employee exposure and calculated as follows:

IR = (number of cases × 200,000) / hours of employee exposure.

LBA. Lease by Application. Before a mining company can obtain new coal leases on federal land, the company must nominate lands for lease. The Bureau of Land Management, or BLM, then reviews the proposed tract to ensure maximum coal recovery. It also requires completion of a detailed environmental assessment or an environmental impact statement, and then schedules a competitive lease sale. Lease sales must meet fair market value as determined by the BLM. The process is known as Lease by Application. After a lease is awarded, the BLM also has the responsibility to assure development of the resource is conducted in a fashion that achieves maximum economic recovery.

LBM. Lease by Modification. A process of acquiring federal coal through a non-competitive leasing process. An LBM is used in circumstances where a lessee is seeking to modify an existing federal coal lease by adding less than 960 acres in a configuration that is deemed non-competitive to other coal operators.

Lbs SO_2/mmBtu. Pounds of sulfur dioxide emitted per million Btu of heat generated.

Lignite. The lowest rank of coal. It is brownish-black with a high moisture content commonly above 35% by weight and heating value commonly less than 8,000 Btu.

LMU. Logical Mining Unit. A combination of contiguous federal coal leases that allows the production of coal from any of the individual leases within the LMU to be used to meet the continuous operation requirements for the entire LMU.

Metallurgical coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Metallurgical coal has a particularly high Btu, but low ash content.

MSHA. Mine Safety and Health Administration.

NAAQ. National Ambient Air Quality.

NO_x. Nitrogen oxides. NO_x represents both nitrogen dioxide (NO_2) and nitrogen trioxide (NO_3), which are gases formed in high temperature environments, such as coal combustion. It is a harmful pollutant that contributes to acid rain and is a precursor of ozone.

Non-reserve coal deposits. Non-reserve coal deposits are coal bearing bodies that have been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrant further exploration work. However, this coal does not qualify as commercially viable coal reserves as prescribed by the Securities and Exchange Commission, or SEC, standards until a final comprehensive evaluation based on unit cost per ton, recoverability and other material factors concludes legal and economic feasibility. Non-reserve coal deposits may be classified as such by either limited property control or geologic limitation, or both.

QSO. Qualified Surface Owner. A status attributed by the BLM to a certain class of surface owners of split estate lands which allows the QSO to prohibit leasing of federal coal without their explicit consent.

Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

PRB. Powder River Basin. Coal producing area in northeastern Wyoming and southeastern Montana.

Preparation plant. Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process separates higher ash coal and may also remove some of the coal's sulfur content.

Probable reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reclamation. The process of restoring land to its prior condition, productive use or other permitted condition following mining activities. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.

Reserve. That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Riparian habitat. Areas adjacent to rivers and streams with a differing density, diversity and productivity of plant and animal species relative to nearby uplands.

Riverine habitat. A habitat occurring along a river.

Scrubber. Any of several forms of chemical physical devices which operate to control sulfur compounds formed during coal combustion. An example of a scrubber is a flue gas desulfurization unit.

SMCRA. Surface Mining Control and Reclamation Act of 1977.

Spoil-piles. Pile used for any dumping of waste material or overburden material, particularly used during the dragline method of mining.

Steam coal. Coal used by power plants and industrial steam boilers to produce electricity or process steam. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Sub-bituminous coal. Black coal that ranks between lignite and bituminous coal. Sub-bituminous coal produced from the PRB has a moisture content between 20% to over 30% by weight, and its heat content ranges from 8,000 to 9,500 Btus.

Sulfur. One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide (SO_2) is produced as a gaseous by-product of coal combustion.

Sulfur dioxide emission allowance. A tradable authorization to emit sulfur dioxide. Under Title IV of the Clean Air Act, one allowance permits the emission of one ton of sulfur dioxide.

Surface mine. A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil overburden. Surface mines are also known as open-pit mines.

Tons. A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds. A "metric" tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

Truck-and-shovel mining. Similar forms of mining where large shovels or front-end loaders are used to remove overburden, which is used to backfill pits after the coal is removed. Smaller shovels load coal in haul trucks for transportation to the preparation plant or rail loading facilities.

Union Pacific or *UP.* Union Pacific Railroad.

Note: In this document, unless the context otherwise requires, references to:

- "*Cloud Peak Energy,*" "*we,*" "*us,*" "*our*" or the "*Company*" refer collectively to Cloud Peak Energy Inc., a Delaware corporation, which was incorporated on July 31, 2008 in preparation for an initial public offering, and its consolidated subsidiary, CPE Resources, together with the businesses that CPE Resources operates;
- "*CPE Resources*" refers to Cloud Peak Energy Resources LLC, a Delaware limited liability company, formerly known as Rio Tinto Sage LLC, which is the operating company for our business, and of which Cloud Peak Energy Inc. is the sole member;
- "*IPO Structuring Agreements*" refers to the following agreements entered into in connection with our initial public offering: The master separation agreement, the acquisition agreement, the assignment agreement, the agency contract, the promissory note, the employee matters agreement, the escrow agreement, the CPE Resources limited liability company agreement, the management services agreement, registration rights agreement, the Rio Tinto Energy America coal supply agreement, the software license agreement, the tax receivable agreement, the trademark assignment agreement, the trademark license agreement, and the transition services agreement. For a description of our agreements with Rio Tinto and its affiliates, refer to the information included under the caption Certain Relationships and Related Transactions in our Proxy Statement to be distributed to our stockholders in connection with our 2011 annual meeting. We refer generally to the transactions we entered into in connection with these IPO Structuring Agreements as IPO structuring transactions or structuring transactions. See "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" in Note 2 of Notes to Consolidated Financial Statements in Item 8; and
- "*Rio Tinto*" refers to Rio Tinto plc and Rio Tinto Limited and their direct and indirect subsidiaries, including Rio Tinto Energy America Inc. ("RTEA"), our predecessor for accounting purposes; Kennecott Management Services Company ("KMS"); and Rio Tinto America Inc. ("RTA"), which is the owner of RTEA and KMS.

PART I

Item 1. *Business.*

Overview

Cloud Peak Energy Inc. is the third largest producer of coal in the U.S. and in the Powder River Basin, or PRB, based on our 2010 coal production of 95.3 million tons. We had revenues from our continuing operations of $1.4 billion in 2010. We operate some of the safest mines in the industry. According to Mine Safety and Health Administration, or MSHA, data, in 2010 we had one of the lowest employee all injury incident rate among the ten largest U.S. coal producing companies. We operate solely in the PRB, the lowest cost coal producing region of the major coal producing regions in the U.S., and operate two of the four largest coal mines in the region and in the U.S. Our operations include three wholly-owned surface coal mines, two of which are in Wyoming and one of which is in Montana. We also own a 50% interest in a fourth surface coal mine in Montana. We produce sub-bituminous steam coal with low sulfur content and sell our coal primarily to domestic electric utilities, supplying approximately 47 customers with over 108 domestic plants. We do not produce any metallurgical coal. Steam coal is primarily consumed by electric utilities and industrial consumers as fuel for electricity generation. In 2010, the coal we produced generated approximately 4% of the electricity produced in the U.S. As of December 31, 2010, we controlled approximately 970 million tons of proven and probable reserves.

Cloud Peak Energy Inc., a Delaware corporation organized on July 31, 2008, is a holding company that manages its wholly-owned consolidated subsidiary CPE Resources, but has no business operations or material assets other than its ownership interest as of December 31, 2010 of 100% of the common membership units in CPE Resources as discussed more fully in "History" below. Our only source of cash flow from operations will be distributions from CPE Resources pursuant to the CPE Resources limited liability company agreement. We also receive management fees pursuant to a management services agreement between us and CPE Resources as reimbursement of certain administrative expenses.

History

Our business operations are conducted by CPE Resources, formerly known as Rio Tinto Sage LLC, a Delaware limited liability company formed as a wholly-owned subsidiary of RTEA on August 19, 2008. RTEA is our predecessor for accounting purposes. RTEA, a Delaware corporation, formerly known as Kennecott Coal Company, was formed as a wholly-owned subsidiary of Rio Tinto America on March 1, 1993. Between 1993 and 1998, RTEA acquired the Antelope, Colowyo, Jacobs Ranch and Spring Creek coal mines and the Cordero and Caballo Rojo coal mines, which are operated together as the Cordero Rojo coal mine, and a 50% interest in the Decker coal mine, which is operated by a third-party mine operator. In December 2008, RTEA contributed Rio Tinto America's western U.S. coal business to CPE Resources (other than the Colowyo mine, which is now owned indirectly by Rio Tinto America). On October 1, 2009, CPE Resources sold the Jacobs Ranch mine to Arch Coal, Inc. and distributed the proceeds to Rio Tinto. On November 19, 2009, Cloud Peak Energy Inc. acquired from RTEA approximately 51.0% of the common membership units in CPE Resources in exchange for a promissory note and the SEC declared effective Cloud Peak Energy Inc.'s Registration Statement on Form S-1 (File No. 333-161293) for its initial public offering, or IPO. As a result of these transactions, Cloud Peak Energy Inc. became the sole managing member of CPE Resources with a controlling interest in CPE Resources and its subsidiaries. Cloud Peak Energy Inc. used the proceeds from the IPO to repay the promissory note upon the completion of the IPO on November 25, 2009.

On December 15, 2010, Cloud Peak Energy Inc. priced a secondary offering of 29,400,000 shares of its common stock on behalf of Rio Tinto (the "Secondary Offering"). In connection with the

Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources is now a wholly-owned subsidiary of Cloud Peak Energy Inc.

The following condensed diagram depicts our organizational structure as of December 31, 2010:



Public Shareholders
Cloud Peak Energy Inc.
100%
$400m senior secured revolving credit facility
$600 million senior notes
Cloud Peak Energy Resources LLC
100%
100%
Cloud Peak Energy Finance Corp.
Cloud Peak Energy Services Company
99.8% indirect ownership in managing LLC entities
0.2% indirect ownership in managing LLC entities
Antelope Coal LLC
Cordero Mining LLC (1)
Caballo Rojo LLC (1)
Spring Creek Coal LLC
Decker Coal Company (50%)

(1) Operated together as the Cordero Rojo mine.

Coal Characteristics

In general, coal of all geological compositions is characterized by end use. Heat value and sulfur content are the most important variables in the profitable marketing and transportation of steam coal. We mine, process and market low sulfur content, sub-bituminous steam coal, the characteristics of which are described below. Because we operate only in the PRB, which does not have metallurgical coal, we produce only steam coal.

Heat Value

The heat value of coal is commonly measured in British thermal units, or "Btus." Sub-bituminous coal from the PRB has a typical heat value that ranges from 8,000 to 9,500 Btus. Sub-bituminous coal from the PRB is used primarily by electric utilities and by some industrial customers for steam generation. Coal found in other regions in the U.S., including the eastern and midwestern regions, tends to have a higher heat value than coal found in the PRB.

Sulfur Content

Federal and state environmental regulations, including regulations that limit the amount of sulfur dioxide that may be emitted as a result of combustion, have affected and may continue to affect the demand for certain types of coal. The sulfur content of coal can vary from seam to seam and within a single seam. The chemical composition and concentration of sulfur in coal affects the amount of sulfur dioxide produced in combustion. Coal-fired power plants can comply with sulfur dioxide emissions regulations by burning coal with low sulfur content, blending coals with various sulfur contents, purchasing emission allowances on the open market and/or using sulfur-reduction technology. PRB coal typically has a lower sulfur content than eastern U.S. coal and generally emits no greater than 0.8 pounds of sulfur dioxide per million Btus. All of our reserves are compliance coal under the Clean Air Act.

Higher sulfur noncompliance coal can be burned in plants equipped with sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by up to 90%, and in facilities that blend compliance and noncompliance coal. In 2009, out of utilities with a coal generating capacity of approximately 314 GW, utilities accounting for a capacity of over 168 GW had been retrofitted with scrubbers. Furthermore, all new coal-fired generation plants built in the U.S. are expected to use some type of sulfur-reduction technology. The demand or price for lower sulfur coal may decrease with widespread implementation of sulfur-reduction technology.

Other

Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from seam to seam. Ash content is an important characteristic of coal because it impacts boiler performance and electric generating plants must handle and dispose of ash following combustion. The ash content of PRB coals is generally low, representing approximately 5% to 10% by weight. The composition of the ash, including the proportion of sodium oxide, as well as the ash and fusion temperatures are important characteristics of coal and help determine the suitability of the coal to end users. In limited cases, customer requirements at the Spring Creek mine have required, and may continue to require, the addition of earthen materials to dilute the sodium oxide content of the post-combustion ash of the coal.

Moisture content of coal varies by the type of coal and the region where it is mined. In general, high moisture content is associated with lower heat values and generally makes the coal more expensive to transport. Moisture content in coal, on an as-sold basis, can range from approximately 2% to over 35% of the coal's weight. PRB coals have typical moisture content of 25% to 35%.

Trace elements within coal that are of primary concern are mercury, for health and environmental reasons, and chlorine, for utility plant performance. Trace elements of mercury and chlorine in PRB coal are relatively low compared to other coal regions. However, the low chlorine content of PRB coal is associated with the emission of elemental mercury, which is difficult to remove with conventional pollution control devices.

Coal Mining Methods

Surface Mining

All of our mines are surface mining operations utilizing both dragline and truck-and-shovel mining methods. Surface mining is used when coal is found relatively close to the surface. Surface mining typically involves the removal of topsoil, and drilling and blasting the overburden (earth and rock covering the coal) with explosives. The overburden is then removed with draglines, trucks, shovels and dozers. Trucks and shovels then remove the coal. The final step involves replacing the overburden and topsoil after the coal has been excavated, reestablishing vegetation and plant life into the natural habitat and making other changes designed to provide local community benefits. We typically recover 92% or more of the economic coal seam for the mines we operate.

Coal Preparation and Blending

Depending on coal quality and customer requirements, in almost all cases the coal from our mines is crushed and shipped directly from our mines to the customer. Typically, no other preparation is needed for a saleable product. However, depending on the specific quality characteristics of the coal and the needs of the customer, blending different types of coals may be required at the customer's plant. Coals of various sulfur and ash contents can be mixed or "blended" to meet the specific combustion and environmental needs of customers. All of our coal can be blended with coal from other coal producers. Spring Creek's location and the high Btu content of its coal make its coal better suited than our other products for export and transportation to the northeastern U.S. coal markets for blending by the customer with coal sourced from other markets to achieve a suitable overall product.

Mining Operations

We operate solely in the PRB. Two of the mines we operate are located in Wyoming and one is located in Montana. We also own a 50% non-operating interest in the Decker mine, which is located in Montana and operated by a third-party mine operator. We currently own the majority of the equipment utilized in our mining operations, excluding the Decker mine. We employ preventative maintenance and rebuild programs and upgrade our equipment as part of our efforts to ensure that it is productive, well-maintained and cost-competitive. Our maintenance programs also utilize procedures designed to enhance the efficiencies of our operations. The following table provides summary information regarding our mines as of December 31, 2010:

Mine	Annual Maximum Production Capacity(1)	2010 As Delivered Average				Tons Sold (in millions)		
		Btu per lb	Ash Content(2)	Sulfur Content		2010	2009	2008
	(million tons)		(%)	(%)	(lbs SO_2/mmBtu)	(million tons)		
Antelope	42	8,858	5.4	0.26	0.59	35.9	34.0	35.8
Cordero Rojo	65	8,389	5.4	0.31	0.74	38.5	39.3	40.0
Spring Creek	24	9,262	5.2	0.32	0.69	19.3	17.6	17.9
Decker(3)	16	9,482	4.5	0.42	0.89	1.5	2.3	3.3
Other(4)	N/A	N/A	N/A	N/A	N/A	1.7	10.1	8.1
Total						96.9	103.3	105.1

(1) Based on the respective mine's current air quality permit restrictions.

(2) Post-combustion ash from Spring Creek coal contains an average of approximately 8% sodium oxide. Earthen materials can be selectively blended with the coal within the crushing facility to

reduce the post-combustion sodium level and enable the production of a range of products tailored for customers requiring lower sodium levels.

(3) Tons sold numbers reflect our 50% interest in the Decker mine.

(4) The tonnage shown for "Other" represents our purchases from third-party sources that we have resold, including coal we have purchased and resold from the Jacobs Ranch mine, which our predecessor used to own. See "—Customers and Coal Contracts—Broker Sales and Third-Party Sources."

All of our operations utilize dragline and truck-and-shovel mining methods. Our Antelope and Cordero Rojo mines are served by the BNSF and UP railroads. Our Spring Creek mine and the Decker mine are served solely by the BNSF railroad.

The following map shows the locations of our mining operations:


SPRING CREEK
DECKER (50%)
MT
WY
S.D.
Sheridan
POWDER
RIVER
BASIN
Rapid City
Gillette
CORDERO ROJO
Wright
ANTELOPE
0
100 mi
MINES
BNSF Railroad
UP Railroad
Joint BNSF/UP
Casper
Douglas
NE
Alliance
Wheatland
Rock Springs
Laramie
CHEYENNE
WY
UT
CO
Ft. Collins
Sterling
DENVER
BOLDER

Antelope Mine

The Antelope mine is located in the southern end of the PRB approximately 60 miles south of Gillette, Wyoming. The mine extracts steam coal from the Anderson and Canyon Seams, with up to 44 and 36 feet, respectively, in thickness. We have nominated as an LBA, a large coal tract adjacent to our existing operation. The BLM will determine if the tract will be leased, and if so, the final boundaries of, and the coal tonnage for, this tract. Acquisition of this tract would facilitate access to approximately 80 million tons of non-reserve coal deposits that we control. We currently expect the BLM will schedule this LBA for bid sometime in 2011, subject to the outcome of legal challenges filed in 2010 against the BLM and the Secretary of the Interior by environmental organizations with respect to the EIS and other matters associated with the West Antelope II LBA. Other potential large areas of unleased coal north and west of the mine are available for nomination by us or other mining operations or persons.

Cordero Rojo Mine

The Cordero Rojo mine is located approximately 25 miles south of Gillette, Wyoming. The mine extracts steam coal from the Wyodak Seam, which ranges from approximately 55 to 70 feet in thickness. We have nominated as an LBA a large coal tract adjacent to our existing operation, which we now believe the BLM will schedule for lease in 2011 or 2012. The BLM will determine if the tract will be leased, and if so, the final boundaries of, and the coal tonnage for, this tract. Significant areas of unleased coal are potentially available for nomination by us or other mining operations or persons adjacent to our current operations.

Spring Creek Mine

The Spring Creek mine is located in Montana approximately 35 miles north of Sheridan, Wyoming. The mine extracts steam coal from the Anderson-Dietz Seam, which averages approximately 80 feet in thickness. The location of the mine relative to the Great Lakes is attractive to our customers in the northeast because of lower transportation costs. The location of the Spring Creek mine also provides access to export terminals in the Pacific northwest, providing an advantage relative to other PRB mines. As a result, interest from foreign buyers in coal from our Spring Creek mine continues, and, in 2010, we shipped approximately 3.3 million tons of Spring Creek coal through the Westshore terminal. In June 2010, we entered into a Modified Coal Lease (the "Lease Modification") with the BLM. The Lease Modification modified Coal Lease MTM-069782 (the "Existing Lease") and added approximately 48 million tons of proven and probable reserves to the Existing Lease.

Decker Mine

The Decker mine is located immediately to the southeast of our Spring Creek mine in Montana. We own a non-operating 50% interest in the mine. The Decker mine is a union based operation; however, we do not employ any of the Decker mine employees. A third party operates the Decker mine for us and the other 50% owner and markets the steam coal out of the Decker mine. There are two principal seams at West Decker, Dietz 1 and Dietz 2, with typical thicknesses of 51 and 16 feet, respectively, and three seams at East Decker, Dietz 1 Upper, Dietz 1 Lower and Dietz 2, with typical thicknesses of 27, 17 and 16 feet, respectively. In April 2010, the Decker mine entered into a coal sales contract that will extend production and mine life into 2013. The operator continues to seek commercial market opportunities for additional leased and permitted coal tonnage at the Decker mine.

Customers and Coal Contracts

We focus on building long-term relationships with customers through our reliable performance and commitment to customer service. We supply coal to over 47 electric utilities and over 91% of our sales were to customers with an investment grade credit rating as of December 31, 2010. Furthermore, over 72% of our 2010 sales were to customers with whom we have had relationships for more than 10 years.

Sales and Marketing

We have a team of experienced sales, marketing and customer service individuals. To help develop and maintain the relationships we have with our customers, we have divided the department into three teams:

- Sales and Marketing, which focuses on traditional requests for proposals, constituting the majority of our sales;
- Marketing and Pricing, which provides industry insight, recommends pricing strategies and participates in the spot market; and
- Customer Service, which provides contract and after-sales support to our customers.

As of December 31, 2010, we had 17 employees in our sales and marketing department.

Customers

Our primary customers are domestic utility companies with over 108 plants primarily located in the mid-west and south central U.S. Our coal supplies fueled approximately 4% of the electricity generated in the U.S. in 2010. During 2010, approximately 49% of our revenues were derived from our top ten customers. No customer accounted for 10% or more of our revenues in 2010. The following map shows the percentage of our shipped tons of coal by state of destination during 2010 from coal produced at the three mines we own and operate. We also exported approximately 4% of the tons produced at these mines in 2010.

1% or Less of Sales
2% to 4% of Sales
5% and Above of Sales

Long-term Coal Sales Agreements

As is customary in the coal industry, we generally enter into fixed price, fixed volume supply contracts of one- to five-year terms with many of our customers. Multiple year contracts usually have specific and possibly different volume and pricing arrangements for each year of the contract. As of December 31, 2010, approximately 64% of our committed tons were associated with contracts that had three years or more remaining on their term. Most of our supply contracts include a fixed price for the term of the agreement or a pre-determined escalation in price for each year. Some of our agreements that extend for a four- or five-year term or longer may include a variable pricing system. These contracts allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales price. For the year ended December 31, 2010, approximately 97% of our revenues were derived from long-term supply contracts with a term of one year or greater. While most of our sales contracts are for terms of one to five years, some are as short as one to six months, and other contracts have terms longer than ten years.

Our coal is primarily sold on a mine-specific basis to utility customers through a request-for-proposal process. The terms of our coal sales agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary by customer, including base price adjustment features, price re-opener terms, coal quality requirements, quantity parameters, permitted sources of supply, impact of future regulatory changes, extension options, force majeure, termination, assignment and other provisions.

Our supply contracts typically contain provisions to adjust the base price due to new statutes, ordinances or regulations that affect our costs related to performance of the agreement. Additionally, some of our contracts contain provisions that allow for the recovery of costs affected by modifications or changes in the interpretations or application of any applicable statute by local, state or federal government authorities. These provisions only apply to the base price of coal contained in these supply contracts. In some circumstances, a significant adjustment in base price can lead to termination of the contract.

Price re-opener and index provisions, which can be either renegotiated or based on a fixed formula, are present in certain contracts covering future tonnage commitments. These provisions may allow either party to commence a renegotiation of the contract price at a pre-determined time. Price re-opener provisions may automatically set a new price based on prevailing market price or, in some instances, require us to negotiate a new price, sometimes between a specified range of prices. In some agreements, if the parties do not agree on a new price, either party has an option to terminate the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers. In addition, some of our contracts contain clauses that may allow customers to terminate the contract in the event of certain changes in environmental laws and regulations.

Quality and volumes for the coal are stipulated in coal sales agreements. In most cases, the annual pricing and volume obligations are fixed, although, in some cases, the volume specified may vary depending on the quality of the coal. Some customers are allowed to vary the amount of coal taken under the contract. Most of our coal sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics, such as heat content, sulfur, ash and ash fusion temperature. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts. Many of our contracts contain clauses that require us and our customers to maintain a certain level of creditworthiness or provide appropriate credit enhancement upon request. The failure to do so can result in a suspension of shipments under the contract.

Our coal sales agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers for the duration of specified events beyond the control of the affected party, including events such as strikes, adverse mining conditions, mine closures or serious transportation problems that affect us or unanticipated plant outages that may affect the buyer. Our contracts generally provide that in the event a force majeure circumstance exceeds a certain time period (e.g., 60-90 days), the unaffected party may have the option to terminate the transaction or transactions under the agreement. Some contracts stipulate that this tonnage can be made up by mutual agreement or at the discretion of the buyer.

Agreements between our customers and the railroads servicing our mines may also contain force majeure provisions. Generally, our coal sales agreements allow our customer to suspend performance in the event that the railroad fails to provide its services due to circumstances that would constitute a force majeure.

In some of our contracts, we have a right of substitution, allowing us to provide coal from different mines, including third-party mines, as long as the replacement coal meets quality specifications and will be sold at the same delivered cost.

Generally, under the terms of our coal sales agreements, we agree to indemnify or reimburse our customers for damage to their or their rail carrier's equipment while on our property, other than from their own negligence, and for damage to our customer's equipment due to non-coal materials being included with our coal before leaving our property.

Broker Sales and Third-Party Sources

From time to time, we purchase coal through brokers to cover any shortfalls under our supply agreements and sell to brokers any excess produced coal.

Our subsidiary, Spring Creek Coal LLC, was a party to a broker sales contract under which it had agreed to sell purchased coal to a wholesale power generation company. In 1978, our Spring Creek subsidiary entered into a long-term coal sales contract to underpin the establishment of the Spring Creek mine. When we acquired the Spring Creek mine in 1993, the contract had been amended to allow the mine to meet its delivery requirements from long-term purchase contracts entered into with two separate mines (one of which was the Jacobs Ranch mine which we subsequently acquired in 1998 and sold in 2009). Due to the nature of the broker sales contract and the market conditions at the time the respective agreements were all executed, our selling price for the coal was higher than our purchasing price. Under this contract, we sold approximately 6.8 million tons per year. This broker sales contract contributed $13.7 million of revenues in 2010. The contract expired following final deliveries under the contract in the first quarter of 2010. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

For delivery during the year ended December 31, 2010, we purchased 1.7 million tons through brokers and third-party sources.

Transportation

Transportation can be one of the largest components of a purchaser's total cost. Coal used for domestic consumption is generally sold free on board (FOB) at the mine or nearest loading facility, and the purchaser of the coal normally bears the transportation costs and risk of loss in the event of a problem. Most electric generators arrange long-term shipping contracts with rail or barge companies to assure stable delivery costs. Our mines are served by the BNSF and UP railways. In limited circumstances, we sell coal on a delivered basis where we arrange and pay for the freight and charge our customers on a cost plus basis for this service.

Suppliers

Principal supplies used in our business include heavy mobile equipment, petroleum-based fuels, explosives, tires, steel and other raw materials, as well as spare parts and other consumables used in the mining process. We use third-party suppliers for a portion of our equipment rebuilds and repairs, drilling services and construction. We use sole source suppliers for certain parts of our business such as dragline shovel parts and services and tires. We believe adequate substitute suppliers are available. For further discussion of our suppliers, see Item 1A "Risk Factors—Risks Related to Our Business and Industry—Increases in the cost of supplies, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and materially and adversely affect our profitability."

We historically relied on various Rio Tinto supply contracts to obtain some of our key consumables. Since our November 2009 IPO, we are not a party to any Rio Tinto supply contracts other than those transferred to us as part of the IPO. While some of our heavy mobile equipment supplies and equipment are still being delivered under purchase orders entered into prior to our IPO, in particular certain heavy mobile equipment and tires, we have since entered into new supply contracts to replace the Rio Tinto supply contracts.

Competition

The coal industry is highly competitive. We compete directly with all coal producers and indirectly with other energy producers throughout the U.S. and, for our export sales, internationally. The most important factors on which we compete with other coal producers are coal price, coal quality and characteristics, costs incurred by our customers to transport the coal, customer service and the reliability of supply. Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry and international consumers. These coal consumption patterns are influenced by factors beyond our control, including the supply and demand for domestic and foreign electricity, domestic and foreign governmental regulations and taxes, environmental and other regulatory changes, technological developments, the price and availability of other fuels, such as natural gas and crude oil, and the availability, and subsidies designed to encourage greater use of, alternative energy sources, including hydroelectric, nuclear, wind and solar power, all of which can decrease demand for coal.

Because most of the coal in the vicinity of our mines is owned by the U.S. federal government, we compete with other coal producers operating in the PRB for additional coal through the LBA process. This process is competitive and we expect the competition for LBAs to remain strong.

Employees

As of December 31, 2010, we had 1,524 full-time employees. None of our employees are currently parties to collective bargaining agreements. We hold a 50% interest in the Decker mine in Montana, which is a union-based operation operated by a third-party mine operator. However, we do not employ any of the Decker mine employees. We believe that we have good relations with our employees. As of December 31, 2010, we had 250 external contractors, on a full-time equivalent basis.

Executive Officers of the Company

Set forth below is information concerning our current executive officers.

Name	Age	Position(s)
Colin Marshall	46	President, Chief Executive Officer and Director
Michael Barrett	42	Executive Vice President and Chief Financial Officer
Gary Rivenes	40	Executive Vice President and Chief Operating Officer
Cary Martin	58	Senior Vice President, Human Resources
Todd Myers	47	Senior Vice President, Business Development
James Orchard	50	Senior Vice President, Marketing and Government Affairs
Bryan Pechersky	40	Senior Vice President and General Counsel
A. Nick Taylor	60	Senior Vice President, Technical Services
Heath Hill	40	Vice President and Chief Accounting Officer

Colin Marshall has served as our President, Chief Executive Officer and a director since July 2008. Previously, he served as the President and Chief Executive Officer of Rio Tinto Energy America Inc. ("RTEA"), an indirect subsidiary of Rio Tinto plc and the former parent company of Cloud Peak Energy Resources LLC, from June 2006 until November 2009. From March 2004 to May 2006, Mr. Marshall served as General Manager of Rio Tinto's Pilbara Iron's west Pilbara iron ore operations in Tom Price, West Australia, from June 2001 to March 2004, he served as General Manager of RTEA's Cordero Rojo mine in Wyoming and from August 2000 to June 2001, he served as Operations Manager of RTEA's Cordero Rojo mine. Mr. Marshall worked for Rio Tinto plc in London as an analyst in the Business Evaluation Department from 1992 to 1996. From 1996 to 2000, he was Finance Director of the Rio Tinto Pacific Coal business unit based in Brisbane Australia. Mr. Marshall received his bachelor of engineering degree and his master's degree in mechanical engineering from Brunel University and his master of business administration from the London Business School.

Michael Barrett has served as our Executive Vice President and Chief Financial Officer since September 2008. Previously, he served as Chief Financial Officer of RTEA from April 2007 until November 2009, and as Acting Chief Financial Officer of RTEA from January 2007 to March 2007. From November 2004 to April 2007, Mr. Barrett served as Director, Finance & Commercial Analysis of RTEA, and from December 2001 to November 2004, he served as Principal Business Analyst of Rio Tinto Iron Ore's new business development group. From May 1997 to May 2000, Mr. Barrett worked as a Senior Business Analyst for WMC Resources Ltd, a mining company, and was Chief Financial Officer and Finance Director of Medtech Ltd. and Auxcis Ltd., two technology companies listed on the Australian stock exchange, from May 2000 to December 2001. From August 1991 to May 1997, he held positions with PricewaterhouseCoopers in England and Australia. Mr. Barrett received his bachelor's degree with joint honors in economics and accounting from Southampton University and is a Chartered Accountant.

Gary Rivenes has served as our Executive Vice President and Chief Operating Officer since October 2009. Previously, he served as Vice President, Operations, of RTEA from December 2008 until November 2009, and as Acting Vice President, Operations, of RTEA from January 2008 to November 2008. From September 2007 to December 2007, Mr. Rivenes served as General Manager for RTEA's Jacobs Ranch mine, from October 2006 to September 2007, he served as General Manager for RTEA's Antelope mine and from November 2003 to September 2006, he served as Manager, Mine Operations for RTEA's Antelope mine. Prior to that, he worked for RTEA in a variety of operational and technical positions for RTEA's Antelope, Colowyo and Jacobs Ranch mines since 1992. Mr. Rivenes holds a bachelor of science in mining engineering from Montana College of Mineral, Science & Technology.

Cary Martin has served as our Senior Vice President of Human Resources since October 2009. Previously, he served as Vice President / Corporate Officer of Human Resources for OGE Energy Corp., an electric utility and natural gas processing holding company from September 2006 until March 2008, and as a Segment Vice President for several different divisions of SPX Corporation, an international multi-industry manufacturing and services company from December 1999 until May 2006. In these capacities, Mr. Martin's responsibilities included oversight of employee and labor relations, workforce planning, employee development, compensation administration, policies and procedures and other responsibilities that are common for a human resources executive. From 1982 until 1999, Mr. Martin served in various management and officer positions for industries ranging from medical facilities to cable manufacturers. Mr. Martin received his bachelor's degree in Business Administration from the University of Missouri and his master's degree in Management Sciences from St. Louis University.

Todd Myers has served as our Senior Vice President, Business Development since July 2010. Previously, he served as President of Westmoreland Coal Sales Company. Prior to that, Mr. Myers served in other senior leadership positions with Westmoreland Coal Sales Company in marketing and business development during two periods dating to 1989. In his various capacities with Westmoreland, Mr. Myers's responsibilities included developing and implementing corporate merger and acquisition strategies, divesting coal related assets, negotiating complex transactions and other responsibilities generally attributable to the management of coal businesses. Mr. Myers also spent five years with RDI Consulting, a leading consulting firm in the energy industry, where he led the energy and environment consulting practice. In 1987, Mr. Myers served as a staff assistant in the U.S. House of Representatives. Mr. Myers earned his bachelor of arts in political science from Pennsylvania State University in University Park, Pennsylvania, and his masters in international management from the Thunderbird Graduate School of Global Management in Glendale, Arizona.

James Orchard has served as our Senior Vice President, Marketing and Government Affairs since October 2009. Previously, he served as Vice President, Marketing and Sustainable Development for RTEA from March 2008 until November 2009. From January 2005 to March 2008, Mr. Orchard was Director of Customer Service for RTEA. Prior to that he worked for Rio Tinto's Aluminum division in Australia and New Zealand for over 17 years, where he held a number of technical, operating, process improvement and marketing positions, including as manager of Metal Products from January 2001 to January 2005. Mr. Orchard graduated from the University of New South Wales with a bachelor of science and a PhD in industrial chemistry.

Bryan Pechersky has served as our Senior Vice President and General Counsel since January 2010. Previously, Mr. Pechersky was Senior Vice President, General Counsel and Secretary for Harte-Hanks, Inc., a worldwide, direct and targeted marketing company from March 2007 to January 2010. Prior to that, he also served as Senior Vice President, Secretary and Senior Corporate Counsel for Blockbuster Inc., a global movie and game entertainment retailer from October 2005 to March 2007, and was Deputy General Counsel and Secretary for Unocal Corporation, an international energy company acquired by Chevron Corporation in 2005, from March 2004 until October 2005. While in these capacities, Mr. Pechersky's responsibilities included advising corporate clients regarding various legal, regulatory and compliance matters, transactions and other responsibilities that are common for a general counsel and corporate secretary. Mr. Pechersky was in private practice for approximately seven years with the international law firm Vinson & Elkins LLP before joining Unocal Corporation. Mr. Pechersky also served as a Law Clerk to the Hon. Loretta A. Preska, Chief Judge of the U.S. District Court for the Southern District of New York in 1995 and 1996. Mr. Pechersky earned his bachelor's degree and Juris Doctorate from the University of Texas, Austin, Texas.

A. Nick Taylor has served as our Senior Vice President, Technical Services since October 2009. Previously, he served as RTEA's Vice President of Technical Services & Business Improvement Process from October 2005 until November 2009. Prior to that, Mr. Taylor worked for Rio Tinto Technical Services in Sydney providing advice to Rio Tinto mining operations worldwide from 1992 to 2005, at its Bougainville Copper operations in New Guinea from 1980 to 1981, and at its Rossing Uranium operations in Namibia from 1976 to 1980. Additionally, he worked for Nchanga Consolidated Copper Mines in Zambia from 1973 to 1976, and as a mining consultant in Australia between 1981 and 1992. Mr. Taylor graduated from the University of Wales with a bachelor of science degree in mineral exploitation.

Heath Hill has served as our Vice President and Chief Accounting Officer since September 2010. Previously, Mr. Hill served in various capacities with PricewaterhouseCoopers LLP, our independent public accountants, from September 1998 to September 2010, including Senior Manager from September 2006 to September 2010, and Manager from September 2003 to September 2006. While with PricewaterhouseCoopers LLP, Mr. Hill's responsibilities included assurance services primarily related to SEC registrants, including annual audits of financial statements and internal controls, public debt offerings and IPO transactions. From June 2003 to June 2005 he held a position with PricewaterhouseCoopers in Germany serving US registrants throughout Europe. Mr. Hill earned his bachelor's degree in accounting from the University of Northern Colorado.

Environmental and Other Regulatory Matters

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment and the effects of mining on surface and groundwater quality and availability. These laws and regulations have had, and will continue to have, a significant effect on our production costs and our competitive position. Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent of which we cannot predict. Future laws, regulations or orders, including those relating to global climate change, may also cause coal to become a less attractive fuel source, thereby reducing coal's share of the market for fuels and other energy sources used to generate electricity. As a result, future laws, regulations or orders may adversely affect our mining operations, cost structure or our customers' demand for coal.

We are committed to conducting our mining operations in compliance with all applicable federal, state and local laws and regulations. As an example, all of the mines we operate are certified to the international standard for environmental management systems (ISO 14001). Our industry is highly regulated and the laws and regulations which apply to our operations are extensive, change frequently, and tend to become stricter over time. We have procedures in place, which are designed to enable us to comply with these laws and regulations. We believe we are substantially in compliance with applicable laws and regulations. However, we cannot assure you that we have been or will be at all times in complete compliance.

Mining Permits and Approvals

Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present data to federal, state or local authorities pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. For example, in order to obtain a federal coal lease, an EIS must be prepared to assist the BLM in determining the potential environmental impact of lease issuance, including any direct and indirect effects from the mining, transportation and burning of coal. Recently, particular attention has been focused on the impact of the production and usage of coal on global climate change, which resulted in extensive comments from environmental groups on the EIS prepared in connection with the West Antelope II LBA, and subsequent legal challenges were filed in 2010 against the BLM and the Secretary of the Interior with respect to this LBA, which we have nominated. This may result in further delays or an inability to obtain this lease. Future nominations or lease applications may also be subject to delays or challenges, which may result in difficulties in obtaining other leases. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may limit or delay commencement or continuation of mining operations. In the states where we operate, the applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if officers, directors, shareholders with specified interests or certain other affiliated entities with specified interests in the applicant or permittee have, or are affiliated with another entity that has, outstanding permit violations. Thus, past or ongoing violations of applicable laws and regulations by these interested persons and entities could provide a basis to revoke our existing permits and to deny the issuance of additional permits.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining a new area. Some of our required permits are becoming increasingly difficult and expensive to obtain, and the application review processes are taking longer to complete and increasingly becoming subject to challenge.

Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Surface Mining Control and Reclamation Act

SMCRA establishes mining, environmental protection, reclamation and closure standards for all aspects of surface coal mining. Mining operators must obtain SMCRA permits and permit renewals from the OSM or from the applicable state agency if the state agency has obtained regulatory primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA. Both Wyoming and Montana, where our mines are located, have achieved primacy to administer the SMCRA program.

SMCRA permit provisions include a complex set of requirements, which include, among other things, coal prospecting, mine plan development, topsoil or growth medium removal and replacement, selective handling of overburden materials, mine pit backfilling and grading, disposal of excess spoil, protection of the hydrologic balance, surface runoff and drainage control, establishment of suitable post mining land uses and re-vegetation. We begin the process of preparing a mining permit application by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and typically includes surveys and/or assessments of the following: cultural and historical resources; geology; soils; vegetation; aquatic organisms; wildlife; potential for threatened, endangered or other special status species; surface and ground water hydrology; climatology; riverine and riparian habitat and wetlands. The geologic data and information derived from the surveys and/or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state's equivalent SMCRA regulatory program, and are also used to support applications for other authorizations and/or permits required to conduct coal mining activities. Also included in the SMCRA permit application is information used for documenting surface and mineral ownership, variance requests, access roads, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas and ownership and control information required to determine compliance with OSM's Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through an administrative completeness review and a thorough technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. After the application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over two years to prepare and review, depending on the size and complexity of the mine, and another two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities' discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company's permit.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, imposes a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA's adoption in 1977. The current fee is $0.315 per ton of coal produced from surface mines. In 2010, we recorded $29.1 million of expense related to these reclamation fees for our three owned and operated mines.

Surety Bonds

State laws require a mine operator to secure the performance of its reclamation obligations required under SMCRA through the use of surety bonds or other approved forms of security to cover the costs the state would incur if the mine operator were unable to fulfill its obligations. Prior to the IPO, Rio Tinto served as guarantor of our surety bonds, and our letters of credit were issued under Rio Tinto's pre-existing credit facilities. We have obtained new surety bonds, letters of credit or other credit arrangements and have obtained the full release of Rio Tinto and its affiliates with respect to any existing surety bonds, letters of credit and other guarantees or credit arrangements and such instruments have been accepted as replacements by the appropriate agencies.

As of December 31, 2010, there were approximately $525.0 million in surety bonds outstanding to secure the performance of our reclamation obligations (including our obligations with respect to the Decker mine). In addition, we have a letter of credit for $10.5 million that we use to secure our 50% share of additional reclamation obligations at the Decker mine. At December 31, 2010, we had $182.1 million of restricted cash used as collateral for our surety bonds.

Mine Safety and Health

Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 (the "Mine Act"), significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. In addition to federal regulatory programs, all of the states in which we operate also have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive and pervasive systems for protection of employee health and safety affecting any segment of U.S. industry. The Mine Act is a strict liability statute that requires mandatory inspections of surface and underground coal mines and requires the issuance of enforcement action when it is believed that a standard has been violated. A penalty is required to be imposed for each cited violation. Negligence and gravity assessments result in a cumulative enforcement scheme that may result in the issuance of withdrawal orders. The Mine Act contains criminal liability provisions. For example, it imposes criminal liability for corporate operators who knowingly or willfully authorize, order or carry out violations. The Mine Act also provides that civil and criminal penalties may be assessed against individual agents, officers and directors who knowingly authorize, order or carry out violations. In addition, criminal liability may be imposed against any person for knowingly falsifying records required to be kept under the Mine Act and standards. Recent underground mine accidents have resulted in, and may continue to result in, state and federal legislatures and regulatory authorities increasing scrutiny of mine safety matters and passing more stringent laws governing mining. For example, in 2006, Congress enacted the Mine Improvement and New Emergency Response Act, which imposed additional burdens on coal operators, including, among other matters, (i) obligations related to (a) the development of new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines, training and communication with local emergency response personnel; (b) establishing additional requirements for mine rescue teams; and (c) promptly notifying federal authorities of incidents that pose a reasonable risk of death and (ii) increased penalties for violations of the applicable federal laws and regulations. The penalty regulations promulgated in 2007 as a result of this legislation included new heightened penalty categories for certain types of violations and have resulted in imposition of penalty assessment amounts that doubled between fiscal year 2007 and 2008 in the coal industry and are expected to continue to increase. In the wake of the 2006 legislation, enforcement scrutiny also increased, including more inspection hours at mine sites, increased numbers of inspections and increased issuance of the number and the severity of enforcement actions. Various states also have enacted their own new laws and regulations addressing many of these same subjects. Our compliance with these or any new mine health and safety regulations could increase our mining costs.

We have implemented various internal standards to promote employee health and safety. In addition to these internal standards, we are also Occupational Health and Safety Assessment Series 18001 certified and have voluntarily implemented policies and standards in addition to those required by state or federal regulations that we consider important to the health and safety of our employees. According to MSHA data, in 2009 we had one of the lowest employee all injury incident rate among the ten largest U.S. coal producing companies.

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must pay federal black lung benefits to claimants who are current and former employees and also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the U.S. In 2010, we recorded $42.6 million of expense related to this excise tax for our three owned and operated mines.

Clean Air Act

The federal Clean Air Act and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and emission control requirements relating to air pollutants, including particulate matter, which may include controlling fugitive dust. The Clean Air Act indirectly affects coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired power plants. In recent years, Congress has considered legislation that would require increased reductions in emissions of sulfur dioxide, nitrogen oxide and mercury. In addition to the greenhouse gas issues discussed below, the air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to, the following:

- *Acid Rain.* Title IV of the Clean Air Act requires reductions of sulfur dioxide emissions by electric utilities. Affected power plants have sought to reduce sulfur dioxide emissions by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emission allowances. We cannot accurately predict the future effect of these Clean Air Act provisions on our operations.

- *Particulate Matter.* The Clean Air Act requires the EPA to set standards, referred to as NAAQS, for certain pollutants. Areas that are not in compliance (referred to as non-attainment areas) with these standards must take steps to reduce emissions levels. For example, NAAQS have been issued for coarse particulate matter with an aerodynamic diameter less than or equal to 10 microns, or PM_{10}, and for fine particulate matter with an aerodynamic diameter less than or equal to 2.5 microns, or $PM_{2.5}$. In 2004, the EPA designated all or part of 225 counties in 20 states as well as the District of Columbia, as non-attainment areas with respect to the $PM_{2.5}$ NAAQS. Individual states were required to identify the sources of emissions and submit emission reduction plans by 2008. These plans could be state-specific or regional in scope. Under the Clean Air Act, individual states have until 2010, with possible extensions to 2015, to secure emissions reductions from sources contributing to the problem and achieve attainment of the standards. None of our operations are located in non-attainment areas for $PM_{2.5}$ that were designated in 2004. New, more stringent NAAQS for $PM_{2.5}$ and PM_{10} were promulgated in 2006.

  In February 2009, the U.S. Court of Appeals for the District of Columbia Circuit upheld the 2006 PM_{10} NAAQS, but remanded the 2006 $PM_{2.5}$ NAAQS to the EPA. The 2006 $PM_{2.5}$ NAAQS remain in effect pending either the promulgation of a new NAAQS or an adequate justification of the 2006 $PM_{2.5}$ NAAQS by the EPA. Any new $PM_{2.5}$ NAAQS may be more stringent than the 2006 version. In November 2009, the EPA designated non-attainment areas for the revised $PM_{2.5}$ NAAQS adopted in 2006. State emission reduction plans for achieving the revised standards are due in 2012 and attainment must be achieved between 2014 and 2019. Meeting the 2006 $PM_{2.5}$ NAAQS or any new version in non-attainment areas may require reductions of nitrogen oxide and sulfur dioxide emissions, in addition to requiring reductions of $PM_{2.5}$ emissions that are separate and distinct from the reductions that may be required under any other program. Although our operations are not currently located in non-attainment areas, enforcement of the 2006 $PM_{2.5}$ NAAQS or the promulgation of any new standard will affect many power plants, especially coal-fired plants in non-attainment areas. We are unable to predict the magnitude of the impact on the demand for, or price of, lower sulfur coals from the PRB. Moreover, if the areas in which our mines and coal preparation plants are located suffer from extreme weather events such as droughts, or are designated as non-attainment areas, we could be required to incur significant costs to install additional emissions control equipment, or otherwise change our operations and future development. In addition, the EPA has set more stringent emissions standards for coal preparation plants that took effect on October 8, 2009. These revised limits include more stringent and additional particulate matter emissions limits for certain plants constructed, reconstructed or modified after April 28, 2008, and new emission limits for sulfur dioxide, nitrogen dioxide and carbon monoxide from certain equipment constructed, reconstructed or modified after May 27, 2009. We do not know whether or to what extent the revised limits might have a negative impact on our customers or adversely affect the demand for coal.

- *Ozone.* The EPA issued revised ozone NAAQS imposing more stringent limits that took effect in May 2008. Nitrogen oxides, which are a by-product of coal combustion, are classified as an ozone precursor. Under the revised ozone NAAQS, significant additional emissions control expenditures may be required at coal-fired power plants. Attainment dates for the new standards range between 2013 and 2030, depending on the severity of the non-attainment. In July 2009, the U.S. Court of Appeals for the District of Columbia vacated part of a rule implementing the ozone NAAQs and remanded certain other aspects of the rule to the EPA for further consideration. Notwithstanding the decision, we expect that additional emissions control requirements may be imposed on new and expanded coal-fired power plants and industrial boilers in the years ahead. In January 2010, the EPA proposed to adopt even more stringent primary NAAQS for ozone, between the range of 60-70 parts per billion ("ppb") (compared with the 75 ppb standard adopted in 2008). Stringent secondary standards to protect sensitive vegetation and ecosystems also were proposed. The EPA has extended the deadline for adopting new standards to the end of July 2011; non-attainment designations will be made by July 2013; state plans to implement the standards will be due by the end of 2016; and attainment of the standards must be achieved by 2018 or later, depending on the severity of the problem. The combination of these actions may impact demand for coal nationally, but we are unable to predict the magnitude of the impact.

- *NAAQS for Other Pollutants.* On June 22, 2010, the EPA published a final rule that tightens the NAAQS for sulfur dioxide. The new regulations are aimed at preventing short term exposure to sulfur dioxide and are specifically meant to curb the negative public health effects associated with sulfur dioxide emissions. For the first time, a 1-hour standard has been adopted at a level of 75 ppb, abandoning the existing 24-hour standard and annual NAAQS for sulfur dioxide. Non-attainment designations will be finalized by June 2012; state implementation plans are due in the winter of 2014; and the deadline to achieve attainment is the summer of 2017. We do not know whether or to what extent these developments might affect our operations.

- *Nitrogen Dioxide.* On February 9, 2010, the EPA published a revised NAAQS for nitrogen dioxide. For the first time, the EPA has adopted a 1-hour standard at a level of 100 ppb, as well as retaining the existing annual standard. Initial designations of non-attainment areas will be made by January 2012, with additional designations in 2016-2017 based on further monitoring of ambient levels of nitrogen dioxide. EPA estimates the target date for attainment of the new standard will be between 2021-2022. We do not know whether or to what extent these developments might affect our operations.

- *NO_x SIP Call.* The NO_x SIP Call program was established by the EPA in October 1998 to reduce the transport of nitrogen oxide and ozone on prevailing winds from the Midwest and South to states in the Northeast, which alleged that they could not meet federal air quality standards because of migrating pollution. The program is designed to reduce nitrogen oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. As a result of the program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction devices. Installation of additional emission control measures will make it more costly to operate coal-fired power plants, potentially making coal a less attractive fuel.

- *Clean Air Interstate Rule.* The EPA's Clean Air Interstate Rule calls for power plants in 28 eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrogen oxide pursuant to a cap-and-trade program similar to the system now in effect for acid rain. In July 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated CAIR in its entirety and directed the EPA to commence new rule-making. After a petition for rehearing, the court ruled in December 2008 that to completely vacate CAIR would sacrifice public health and environmental benefits and that CAIR should remain in effect while the EPA modifies the rule. The EPA released its proposed replacement of CAIR, which is CATR on July 6, 2010. Under the proposed rule, which will be subject to public comment and possible amendments, the EPA would require reductions in annual sulfur dioxide and nitrogen oxide emissions from power plants in 28 states. A final rule is expected in July 2011 and the emissions reductions would start in 2012. When combined with other EPA and state efforts, the EPA predicts that CATR will result in sulfur dioxide reductions of 71% and nitrogen oxide reductions of 52% from 2005 levels by 2014. In addition, legislation has been introduced in the Senate that would require an 80% reduction in power plants' sulfur dioxide emissions by 2018, a 50% reduction in nitrogen oxide emissions by 2015 and a 90% reduction in mercury emissions by 2015. Under CAIR, the proposed CATR, and any replacement rule with similarly stringent caps, although some coal-fired power plants might elect to use more low-sulfur coal, which could increase the demand, other plants might be required to install additional pollution control equipment. This pollution control equipment, such as scrubbers, could lead scrubbed plants to become less sensitive to the sulfur content of coal and more sensitive to delivered price, thereby potentially decreasing the demand for low-sulfur coal at these plants and reducing market prices for low-sulfur coal.

- *Mercury.* In February 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the EPA's Clean Air Mercury Rule ("CAMR"), which had established a cap-and-trade program to reduce mercury emissions from power plants. At present, there are no federal regulations that require monitoring and reduction of mercury emissions at existing power plants, and regulations that were promulgated under the CAMR framework in several states have been invalidated. As a result of the decision to vacate the CAMR, the EPA is gathering information from coal-fired power plants regarding emissions of mercury and other hazardous air pollutants for the purpose of developing Maximum Achievable Control Technology standards ("MACT"), for these emissions. The MACT standards for mercury are likely to impose stricter limitations on mercury emissions from power plants than the vacated CAMR, as well as limits on other hazardous air pollutants. The EPA is under a court deadline to issue a final rule requiring MACT for power plants by November 2011. In the meantime, case-by-case MACT determinations for mercury and possibly other hazardous air pollutants may be required for new and reconstructed coal-fired power plants. We are unable to predict the impact of any future MACT standard for mercury or other hazardous air pollutants on the demand for, or the price of, our low-sulfur coal. Apart from CAMR, several states have enacted or proposed regulations requiring reductions in mercury emissions from coal-fired power plants, and federal legislation to reduce mercury emissions from power plants has been proposed. The Obama Administration has also indicated a desire to begin negotiations on an international treaty to reduce mercury pollution. Regulation of mercury emissions by the EPA, states, Congress or pursuant to an international treaty may decrease the future demand for coal, but we are currently unable to predict the magnitude of any such effect.

- *Regional Haze.* The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks. This program may result in additional emissions restrictions from new coal-fired power plants whose operations may impair visibility at and around federally protected areas. This program may also require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could negatively affect the future market for coal.
- *New Source Review.* A number of pending regulatory changes, court actions and administrative actions may affect the scope and application of the EPA's new source review program, which under certain circumstances requires existing coal-fired power plants, when modifications to those plants significantly increase emissions, to install the more stringent air emissions control equipment required of new plants. The changes to the new source review program may negatively impact demand for coal nationally, but as the final form of the requirements after their revision is not yet known, we are unable to predict the magnitude of the impact. In June, 2010, Earthjustice filed a petition with EPA on behalf of several environmental organizations that requested the agency to: 1) list coal mines as a category of air pollution sources that endanger public health or welfare under Section 111 of the Clean Air Act; 2) establish standards of performance to reduce emissions from new and modified coal mine sources of methane (due to global climate change concerns), particulate matter (including fugitive particulates), volatile organic compounds and nitrogen oxides; and 3) establish standards of performance to reduce emissions of methane from existing coal mine sources. We do not know whether EPA will grant the petition and propose regulations accordingly. If EPA should propose regulations, we do not know what they might require or what impact they might have on our operations.

Global Climate Change

One by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of public concern, recent regulatory initiatives and litigation with respect to global climate change and global warming. In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change (the "Kyoto Protocol"), which establishes a binding set of emission targets for greenhouse gases, became binding on all those countries that had ratified it. To date, the U.S. has refused to ratify the Kyoto Protocol, which expires in 2012. Emission targets under the Kyoto Protocol vary from country to country. If the U.S. were to ratify the Kyoto Protocol, the U.S. would be required to reduce greenhouse gas emissions to 93% of 1990 levels from 2008 to 2012. International discussions are currently underway to develop a treaty to replace the Kyoto Protocol after its expiration in 2012, with an initial goal of reaching a consensus on a replacement treaty at the milestone meeting in Copenhagen, Denmark in December 2009. The Copenhagen meeting did not result in a new treaty, but did result in an "agreement in principle," which would entail the U.S. reducing CO_2 emissions on a voluntary basis by at least 17% by 2020, and greater percentages in succeeding years. Any replacement treaty or other international arrangement requiring additional reductions in greenhouse gas emissions could have a negative global impact on the demand for coal.

Future regulation of greenhouse gas emissions in the U.S. could occur pursuant to future U.S. treaty commitments, new domestic legislation that may impose a carbon emissions tax or establish a cap-and-trade program or regulation by the EPA. Passage of comprehensive global climate change and energy legislation could impact the demand for coal. Any reduction in the amount of coal consumed by North American electric power generators could reduce the price of coal that we mine and sell, thereby reducing our revenues and materially and adversely affecting our business and results of operations.

Even in the absence of new federal legislation, greenhouse gas emissions may be subject to regulation by the EPA pursuant to the Clean Air Act. In response to the 2007 U.S. Supreme Court ruling *Massachusetts v. EPA*, the EPA has taken several steps towards promulgating and implementing regulations regarding the emission of greenhouse gases. On December 7, 2009, the EPA issued a final finding that the presence of carbon dioxide and certain other greenhouse gases in the atmosphere endangers public health and welfare. This finding was a prerequisite to EPA regulation of greenhouse gas emissions from motor vehicles under the Clean Air Act. As a result of this finding, EPA has promulgated further regulations subjecting greenhouse gas emissions from stationary sources that exceed certain emission thresholds (these emission thresholds would cover power plants as well as other large industrial sources) will also become subject to various requirements, including certain air permitting requirements, under the Clean Air Act beginning on January 2, 2011. These requirements would include the mandatory use of best available control technology for greenhouse gas emissions whenever the construction or modification of a facility would increase greenhouse gas emissions by 75,000 tons per year or more as well as other burdensome and time-consuming permitting requirements. As a result of these regulations, our customers may reduce the amount of coal they purchase from us. Moreover, in September 2009, the EPA promulgated a rule requiring certain emitters of greenhouse gases, including coal-fired power plants, to monitor and report their greenhouse gas emissions to the EPA.

Many states and regions have adopted greenhouse gas initiatives and certain governmental bodies, including the State of California, have or are considering the imposition of fees or taxes based on the emission of greenhouse gases by certain facilities. Ten northeastern states (Connecticut, Delaware, Maine, Massachusetts, Maryland, New Hampshire, New Jersey, New York, Rhode Island and Vermont) have formed the Regional Greenhouse Gas Initiative ("RGGI"), the only operating cap-and-trade system in the United States. RGGI is aimed at reducing carbon dioxide emissions from power plants in the participating states. The RGGI program calls for signatory states to stabilize carbon dioxide emissions at 2005 levels from 2009 to 2015, followed by a 2.5% reduction each year from 2015 through 2018. Since its inception, several additional northeastern states and Canadian provinces have joined as observers. RGGI has begun holding quarterly carbon dioxide allowance auctions for its initial three-year compliance period from January 1, 2009, to December 31, 2011 to allow utilities to buy allowances to cover their carbon dioxide emissions.

Global climate change initiatives are also being considered or enacted in some western states. In September 2006, California enacted the Global Warming Solutions Act of 2006, which establishes a statewide greenhouse gas emissions cap of 1990 levels by 2020 and sets a framework for further reductions after 2020. In September 2006, California also adopted greenhouse gas legislation that prohibits long-term baseload generators from having a greenhouse gas emissions rate greater than that of combined cycle natural gas generator. In February 2007, the governors of Arizona, California, New Mexico, Oregon and Washington launched the Western Climate Initiative in an effort to develop a regional strategy for addressing global climate change. The goal of the Western Climate Initiative is to identify, evaluate and implement collective and cooperative methods of reducing greenhouse gases in the region to 15% below 2005 levels by 2020. Since its initial launching, a number of additional western states and provinces have joined the initiative, or have agreed to participate as observers, including Montana, which has joined the initiative and Wyoming, which has signed on as an observer. The Western Climate Initiative envisions an economy-wide cap-and-trade program that would include fossil fuels (such as coal) production and processing. Thus, our coal mines could incur additional direct costs if new laws are passed in Montana and Wyoming in accordance with the Western Climate Initiative.

Midwestern states have also adopted initiatives to reduce and monitor greenhouse gas emissions. In November 2007, the governors of Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Ohio, South Dakota and Wisconsin and the premier of Manitoba signed the Midwestern Greenhouse Gas Reduction Accord to develop and implement steps to reduce greenhouse gas emissions. The draft recommendations, released in June 2009, call for a 20% reduction below 2005 emissions levels by 2020 and additional reductions to 80% below 2005 emissions levels by 2080.

RGGI, the Western Climate Initiative and the Midwestern Greenhouse Gas Reduction Accord have released a joint policy paper stating that they share a common vision on offsets and signaling that the three programs may be moving closer toward acting together to form a national cap-and-trade program. Offsets are greenhouse gas reduction projects outside a mandatory cap that entities can turn to if they fail to meet greenhouse gas reductions targets at their own facilities.

Additionally, two U.S. federal appeals courts (5th and 2nd Circuits) have reinstated lawsuits permitting individuals, state attorneys general and others to pursue claims against major utility, coal, oil and chemical companies on the basis that those companies have created a public nuisance due to their emissions of carbon dioxide, including increasing the adverse effects of Hurricane Katrina. One of these appeals court decisions was subsequently vacated, without being decided on the merits, when a request to rehear the case en banc was granted but the court rehearing the case failed to establish a quorum. The 2nd Circuit case is now pending before the U.S. Supreme Court.

These and other current or future global climate change rules have required, and rules, court orders or other legally enforceable mechanisms may in the future require, additional controls on coal-fired power plants and industrial boilers and may even cause some users of coal to switch from coal to a lower carbon fuel. There can be no assurance at this time that a carbon dioxide cap-and-trade program, a carbon tax or other regulatory regime, if implemented by the states in which our customers operate or at the federal level, or future court orders or other legally enforceable mechanisms, will not adversely affect the future market for coal in those regions. The permitting of new coal-fired power plants has also recently been contested by some state regulators and environmental organizations based on concerns relating to greenhouse gas emissions. Recently, the EPA has required that states and companies considering the permitting and building of new coal-fired power plants evaluate the use of natural gas generating stations instead. Increased efforts to control greenhouse gas emissions could result in reduced demand for coal. If mandatory restrictions on carbon dioxide emissions are imposed, the ability to capture and store large volumes of carbon dioxide emissions from coal-fired power plants may be a key mitigation technology to achieve emissions reductions while meeting projected energy demands. A number of recent legislative and regulatory initiatives to encourage the development and use of carbon capture and storage technology have been proposed or enacted. For example, the U.S. Department of Energy announced in May 2009 that it would provide $2.4 billion of federal stimulus funds under the ARRA to expand and accelerate the commercial deployment of large-scaled carbon capture and storage technology. However, there can be no assurances that cost-effective carbon capture and storage technology will become commercially feasible in the near (or more distant) future.

Even in the absence of comprehensive federal or state legislation on greenhouse gas emissions, global climate change and greenhouse gas emissions have increasingly become issues that must be addressed in connection with the preparation of EISs necessary to obtain additional federal coal leases. For example, we received extensive comments from several environmental groups pertaining to the extent of global climate change discussion that should be included within the EIS document for the federal coal lease application for the West Antelope II LBA, which we have nominated. This LBA is also the subject of pending legal challenges filed in 2010 against the BLM and the Secretary of the Interior by environmental organizations. It is possible that in the future we may be unable to obtain future coal leases on a timely basis, or at all, which could have an adverse impact on our business.

Clean Water Act

The federal Clean Water Act (the "CWA"), and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the U.S. The CWA provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Legislation that seeks to clarify the scope of CWA jurisdiction is under consideration by Congress. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over CWA jurisdiction and permitting requirements that could either increase or decrease the cost and time we expend on CWA compliance.

CWA requirements that may directly or indirectly affect our operations include the following:

- *Wastewater Discharge.* Section 402 of the CWA creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the National Pollutant Discharge Elimination System ("NPDES"), and corresponding programs implemented by state regulatory agencies. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern discharges into waters of the U.S. Discharges that exceed the limits specified under NPDES permits can lead to the imposition of penalties, and persistent non-compliance could lead to significant penalties, litigation, compliance costs and delays in coal production. Furthermore, the imposition of future restrictions on the discharge of certain pollutants into waters of the U.S. could increase the difficulty of obtaining and complying with NPDES permits, which could impose additional time and cost burdens on our operations.

  Discharges of pollutants into waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load ("TMDL") regulations. The TMDL regulations establish a process for calculating the maximum amount of a pollutant that a water body can receive while maintaining state water quality standards. Pollutant loads are allocated among the various sources that discharge pollutants into that water body. Mine operations that discharge into water bodies designated as impaired will be required to meet new TMDL allocations. The adoption of more stringent TMDL-related allocations for our coal mines could require more costly water treatment and could adversely affect our coal production and costs of operations.

  The CWA also requires states to develop anti-degradation policies to ensure that non-impaired water bodies continue to meet water quality standards. The issuance and renewal of permits for the discharge of pollutants to waters that have been designated as "high quality" are subject to anti-degradation review that may increase the cost, time and difficulty associated with obtaining and complying with NPDES permits.

- *Dredge and Fill Permits.* Many mining activities, including the development of settling ponds and other impoundments, may result in impacts to waters of the U.S., including wetlands, streams and certain man-made conveyances with hydrologic connections to such streams or wetlands. Under the CWA, coal companies are required to obtain a Section 404 permit from the Army Corps of Engineers (the "Corps") prior to conducting such mining activities. In *Coeur Alaska Inc. v. Southeast Alaska Conservation Council*, the U.S. Supreme Court held that the Section 402 and Section 404 permitting programs are mutually exclusive, such that if fill material is discharged into waters of the U.S. under a Section 404 permit, a Section 402 permit for the same discharge is not required. The Corps is authorized to issue general "nationwide" permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21 ("NWP 21"), generally authorize the disposal of dredged or fill material from surface coal mining activities into waters of the U.S., subject to certain restrictions. Since March 2007, permits under NWP 21 were reissued for a five-year period with new provisions intended to strengthen environmental protections. There must be appropriate mitigation in accordance with nationwide general permit conditions rather than less restrictive state-required mitigation requirements, and permit-holders must receive explicit authorization from the Corps before proceeding with proposed mining activities. We currently utilize NWP 21 authorizations for our operations in Wyoming and Montana.

  The Corps, the EPA and the Department of the Interior have announced an interagency action plan designed to reduce the harmful environmental consequences of mountaintop mining in the Appalachian region. As part of this interagency action plan and in response to a federal judge's ruling in March 2009 that the use of permits by the Corps to circumvent its statutory obligations to thoroughly examine the environmental impacts of mountaintop mining was illegal, in June 2010 the Corps suspended the use of NWP 21 in six Appalachian region states. The permit continues to be available in other regions of the country. The suspension of the NWP 21 in Appalachia will remain in effect until the Corps takes further action or until the permit expires on March 18, 2012. We do not practice mountaintop mining; we have no operations in the jurisdictions where these lawsuits were filed; and we have no operations in the states that may be affected by the suspension of NWP 21. However, decisions that restrict the issuance of permits pursuant to NWP 21, lawsuits challenging the use of NWP 21 that may be filed in jurisdictions where we operate, or suspensions or modifications of NWP 21 in the states where we operate could restrict our ability to utilize NWP 21 authorizations in the future. Additionally, while it is unknown precisely what other future changes will be implemented as a result of the interagency action plan, any future changes could further restrict our ability to obtain other new permits or to maintain existing permits.

  The geographic extent of the Corps' regulatory jurisdiction over waters of the U.S. is likewise subject to legal uncertainty that may affect NWP 21 permitting as applied to our operations. On June 5, 2007, in response to the U.S. Supreme Court's divided decision in *Rapanos v. United States*, the Corps and the EPA issued joint regulatory guidance interpreting the extent of jurisdiction under Section 404 of the CWA and issued revised guidance on December 2, 2008. Specifically, the guidance differentiates between waters where the agencies will categorically assert jurisdiction, and waters where the agencies will assert jurisdiction on a case-by-case basis after a fact-specific "significant nexus analysis." Waters that are subject to the significant nexus analysis include non-navigable tributaries that do not have relatively permanent flow, wetlands adjacent to non-navigable tributaries that are not relatively permanent, and wetlands adjacent to but that do not directly abut a relatively permanent non-navigable tributary. We have applied for revised jurisdictional wetland determinations for certain of our mines in Wyoming and Montana. A Preliminary Jurisdictional Determination was completed on April 22, 2009 for our Antelope coal mine, finding that there may be waters of the U.S. on the subject project site. We accepted the Preliminary Jurisdictional Determination by letter dated July 8, 2009. The Corps' decisions on our other applications are currently pending. Until all jurisdictional determinations are resolved, our affected mines continue to operate under their old NWP 21 permits. We believe that the pending jurisdictional wetland determinations are likely to reduce the waters that are currently subject to NWP 21 permitting requirements, with concomitant decreases in the cost and time burdens associated with NWP 21 permit compliance.

Resource Conservation and Recovery Act

The EPA determined that coal combustion wastes do not warrant regulation as hazardous wastes under the Resource Conservation and Recovery Act ("RCRA") in May 2000. Most state hazardous waste laws also regulate coal combustion wastes as non-hazardous wastes. The EPA also concluded that beneficial uses of coal combustion wastes, other than for mine-filling, pose no significant risk and no additional national regulations of such beneficial uses are needed. However, the EPA determined that national non-hazardous waste regulations under RCRA are warranted for certain wastes generated from coal combustion, such as coal ash, when the wastes are disposed of in surface impoundments or landfills or used as mine-fill. There have been several legislative proposals that would require the EPA to further regulate the storage of coal combustion waste. Any significant changes in the management of coal combustion waste could increase our customers' operating costs and potentially reduce their ability to purchase coal. In addition, in June 2010 the EPA released two competing proposals for the regulation of coal combustion byproducts. One would regulate the byproducts as hazardous or special waste and the other would classify the byproducts as non hazardous waste. A further revised draft is expected to be published late in 2011. If coal combustion wastes were classified as a special or hazardous waste, regulations may impose restrictions on ash disposal, provide specifications for storage facilities, require groundwater testing and impose restrictions on storage locations, which could increase our customers' operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of coal combustion waste, including coal ash, can lead to material liability to our customers under RCRA or other federal or state laws and potentially reduce the demand for coal.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances into the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on hazardous substance generators, site owners, transporters, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA currently excludes most wastes generated by coal mining and processing operations from the primary hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for coal mines that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. We may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination and natural resource damages at sites where we control surface rights.

Endangered Species Act

The federal Endangered Species Act (the "ESA") and counterpart state legislation protect species threatened with possible extinction. The U.S. Fish and Wildlife Service (the "USFWS") works closely with the OSM and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. A number of species indigenous to the areas in which we operate are protected under the ESA, and compliance with ESA requirements could have the effect of prohibiting or delaying us from obtaining mining permits. These requirements may also include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. For example, our Spring Creek coal mine applied for lease modification under the BLM leasing regulations, and the area we were proposing to include was declared critical greater sage-grouse habitat by the Montana Fish, Wildlife and Parks Department. This requires a certain degree of mitigation of the impacts on the habitat in order for us to obtain approval of this lease modification. Similarly, in Wyoming, the Buffalo Field Office of the BLM is engaged in revising its Resource Management Plan ("RMP") to include additional sage grouse protective measures in its RMP. Once adopted, this plan may impose limitations on future development and/or further mitigation measures within sage grouse habitat on lands administered by the Buffalo Field Office, including the PRB. Should more stringent protective measures be applied, or if the USFWS lists the sage grouse as threatened or endangered, this could result in increased operating costs, heightened difficulty in obtaining future mining permits, or the need to implement additional mitigation measures. The USFWS published the result of its 12-month status review on March 5, 2010, determining that a listing is warranted but precluded by higher priority listing actions. This finding imposes no legal obligation to protect the bird. Three environmental groups have filed a lawsuit against USFWS challenging its failure to provide ESA protection to the sage grouse. On June 29, 2010, the USFWS issued a notice reinstating the proposed rule for relating to the listing of the mountain plover as threatened under the ESA and requesting public comment. If finalized by May 2011, the threatened species listing could lead to new land use restrictions to protect nesting plovers in Wyoming and Montana. We have not determined its impact on our operations, if any.

Use of Explosives

Our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to regulatory requirements. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest (including ammonium nitrate at certain threshold levels) are required to complete a screening review in order to help determine whether there is a high level of security risk, such that a security vulnerability assessment and a site security plan will be required. It is possible that our use of explosives in connection with blasting operations may subject us to the Department of Homeland Security's new chemical facility security regulatory program.

Other Environmental Laws

We are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

Available Information

We file annual, quarterly and current reports, and amendments to those reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may access and read our filings without charge through the SEC's website at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We also make the documents listed above available without charge through our website, www.cloudpeakenergy.com, as soon as practicable after we file or furnish them with the SEC. You may also request copies of the documents, at no cost, by telephone at (720) 566-2900 or by mail at Cloud Peak Energy Inc., 385 Interlocken Crescent, Suite 400, Broomfield, Colorado, 80021, Attention: Vice President, Investor Relations. The information on our website is not part of this Form 10-K.

Item 1A. ***Risk Factors.***

You should carefully consider the risk factors described below and other information contained in this Form 10-K. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Business and Industry

Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our revenues and results of operations, as well as the value of our coal reserves.

Our revenues, results of operations and the value of our coal reserves are dependent in large measure upon the prices we receive for our coal. Because coal is a commodity, the prices we receive are set by the marketplace. Prices for coal generally tend to be cyclical, and over the last several years have become more volatile. The contract prices we may receive in the future for coal depend upon numerous factors, including:

- the domestic and foreign supply and demand for coal, including demand for U.S. coal exports from eastern U.S. markets;
- domestic demand for electricity;
- domestic and foreign economic conditions, including economic downturns and the strength of the global and U.S. economies;
- the quantity and quality of coal available from competitors;
- competition for production of electricity from non-coal sources, including the price and availability of alternative fuels, such as natural gas and crude oil, and alternative energy sources, such as nuclear, hydroelectric, wind and solar power, and the effects of technological developments related to these non-coal and alternative energy sources;
- domestic air emission standards for coal-fired power plants, and the ability of coal-fired power plants to meet these standards by installing scrubbers or other means;
- adverse weather, climatic or other natural conditions, including natural disasters;
- legislative, regulatory and judicial developments, environmental regulatory changes, or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation that limits carbon dioxide emissions or provides for increased funding and incentives for, or mandates the use of, alternative energy sources;
- domestic and foreign governmental regulations and taxes;
- the quantity, quality and pricing of coal available in the resale market;
- the capacity of, cost of, and proximity to, rail transportation facilities and rail transportation delays;
- market price fluctuations for sulfur dioxide emission allowances; and
- subsidies designed to encourage the use of alternative energy sources.

A substantial or extended decline in the prices we receive for our future coal sales contracts due to these or other factors could materially and adversely affect us by decreasing our revenues, thereby materially and adversely affecting our results of operations.

Competition within the coal production industry and with producers of competing energy sources may materially and adversely affect our ability to sell coal at a favorable price.

We compete with numerous other coal producers in various regions of the U.S. for domestic sales. International demand for U.S. coal also affects competition within our industry. The demand for U.S. coal exports depends upon a number of factors, including the overall demand for electricity in foreign markets; currency exchange rates; ocean freight rates; weather disruption; port and shipping capacity; the demand for foreign-produced steel, both in foreign markets and in the U.S. market; general economic conditions in foreign countries; technological developments; and environmental and other governmental regulations. Foreign demand for U.S. coal has increased and decreased over the last decade because of these factors. Decline in foreign demand for U.S. coal could cause competition among coal producers for sales in the U.S. to intensify, potentially resulting in significant additional downward pressure on domestic coal prices, including in the PRB.

In addition to competing with other coal producers, we compete generally with producers of other fuels, such as natural gas and crude oil. A decline in price for natural gas could cause demand for coal to decrease and adversely affect the price of our coal. For example, the average price for natural gas declined from $4.44 per thousand cubic feet as of December 2009 to $4.15 per thousand cubic feet as of December 2010, leading to, in some instances, decreased coal consumption by electricity-generating utilities. If alternative energy sources, such as hydroelectric, wind or solar, become more cost-competitive on an overall basis, demand for coal could decrease and the price of coal could be materially and adversely affected, including in the PRB. Further, legislation requiring the use and dispatch of these alternative energy sources and fuels or legislation providing financing or incentives to encourage continuing technological advances and deployment in this area could further enable alternative energy sources to become more competitive with coal.

Global or U.S. economic and market conditions may have a material adverse affect on our business, financial condition and results of operations.

The recent global economic downturn, particularly with respect to the U.S. economy, coupled with the global financial and credit market disruptions, had an adverse impact on the coal industry generally including our company. For example, the demand for electricity in our target markets decreased during 2009, which led to a decrease in coal consumption by customers. As a result, stockpiles of coal by our customers increased during this time leading to our customers curtailing future orders. In 2009, we also experienced a greater than normal number of customers seeking to reduce the amount of tons taken under existing contracts through contractual remedies, such as force majeure provisions. We cannot predict the timing of such economic disruptions or their long-term impact on domestic and international economies or the magnitude and pace of any recovery. Any actions we may take in response to such economic conditions may be insufficient. A return to the global recession or a recession in the U.S. economy, or further disruptions in the financial and credit markets could have a material adverse effect on our business, financial condition and results of operations. Furthermore, because we typically seek to enter into long-term arrangements for the sale of a substantial portion of our coal, the average sales price we receive for our coal may lag behind any general economic recovery in the U.S.

We may be unable to obtain, maintain or renew permits, licenses or leases necessary for our operations, which would materially reduce our production, cash flow and profitability.

Mining companies must obtain a number of permits and licenses that impose strict regulations on various environmental and operational matters in connection with coal mining. These include permits and licenses issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements (each an "EIS") prepared in connection with applicable regulatory processes, and otherwise engage in the permitting and licensing process, including bringing citizens' lawsuits to challenge the issuance of permits, the validity of EIS or performance of mining activities. For example, the EIS and other regulatory matters associated with the West Antelope II LBA are being legally challenged by several non-governmental organizations, which could create a delay or uncertainty in acquiring the coal lease. If this or any other permits, licenses or leases are not issued or renewed in a timely fashion or at all, or if permits or leases issued or renewed are conditioned in a manner that restricts our ability to efficiently and economically conduct our mining activities, we could suffer a material reduction in our production, and our cash flow or profitability could be materially and adversely affected.

Because most of the coal in the vicinity of our mines is owned by the U.S. federal government, our future success and growth could be materially and adversely affected if we are unable to acquire or are delayed in the acquisition of additional reserves through the federal competitive leasing process.

The U.S. federal government owns most of the coal in the vicinity of our mines. Accordingly, the LBA process is the most significant means of acquiring additional reserves. There is no requirement that the federal government lease coal subject to an LBA, lease its coal at all or give preference to any LBA applicant, and our bids may compete with other coal producers' bids in the PRB. In the current coal pricing environment, LBAs are becoming increasingly more competitive and expensive to obtain, and the review process to submit an LBA for bid continues to lengthen. We expect that this trend may continue. The increasing size of potential LBA tracts may make it easier for new mining operators to enter the market on economical terms and may, therefore, increase competition for LBAs. Increased opposition from non-governmental organizations and other third parties may also lengthen, delay or complicate the LBA process. For example, the West Antelope II LBA is subject to pending legal challenges filed in 2010 against the BLM and the Secretary of the Interior by environmental organizations. In order to win a lease in the LBA process and acquire additional coal, our bid for a coal tract must meet or exceed the fair market value of the coal based on the internal estimates of the BLM, which they do not publish. We have maintained a history of timely payments related to our LBAs. If we are unable to maintain our "good payer" status, we would be required to seek bonding for any remaining payments.

The LBA process also requires us to acquire rights to mine from surface owners overlying the coal, and these rights are becoming increasingly more difficult and costly to acquire. Certain federal regulations provide a specific class of surface owners, also known as qualified surface owners (each, a "QSO"), with the ability to prohibit the BLM from leasing its coal. For example, in connection with a pending LBA that we nominated for our Cordero Rojo mine, the BLM has indicated that certain surface owners satisfy the regulatory definition of QSO. If a QSO owns the land overlying a coal tract, federal laws prohibit us from leasing the coal tract without first securing surface rights to the land, or purchasing the surface rights from the QSO. This right of QSOs allows them to exercise significant influence over negotiations to acquire surface rights and can delay the LBA process or ultimately prevent the acquisition of an LBA. If we are unable to successfully negotiate access rights with QSOs at a price and on terms acceptable to us, we may be unable to acquire LBAs for coal on land owned by the QSO. If the prices to acquire land owned by QSOs increase, it could materially and adversely affect our profitability.

Excess production and production capacity in the coal industry could put downward pressure on coal prices and, as a result, materially and adversely affect our revenues and profitability.

During the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry in the PRB, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Increases in coal prices during recent periods encouraged the development of expanded capacity by coal producers. Some of these planned capacity increases and existing production plans were delayed or reduced due to coal price reductions since mid-2008 and the concurrent global economic downturn. However, these capacity increases may be restarted. Any overcapacity and increased production in the future could materially reduce coal prices and, therefore, materially reduce our revenues and profitability.

Our coal mining operations are subject to operating risks, which could result in materially increased operating expenses and decreased production levels and could materially and adversely affect our results of operations.

We mine coal at surface mining operations located in Wyoming and Montana. Our coal mining operations are subject to a number of operating risks. Because we maintain very little produced coal inventory, certain conditions or events could disrupt operations, adversely affect production and shipments and increase the cost of mining at particular mines for varying lengths of time, which could have a material adverse effect on our results of operations. These conditions and events include, among others:

- poor mining conditions resulting from geological, hydrologic or other conditions, which may cause instability of highwalls or spoil-piles or cause damage to nearby infrastructure;
- mining and plant equipment failures and unexpected maintenance problems;
- adverse weather and natural disasters, such as heavy rains, flooding and other natural events affecting operations, transportation or customers;
- the unavailability of raw materials, equipment (including heavy mobile equipment) or other critical supplies such as tires and explosives, fuel, lubricants and other consumables of the type, quantity and/or size needed to meet production expectations;
- the capacity of, and proximity to, rail transportation facilities and rail transportation delays or interruptions, including derailments;
- delays, challenges to, and difficulties in acquiring, maintaining or renewing necessary permits, including environmental permits, or mining or surface rights;
- delays or difficulties in, the unavailability of, or unexpected increases in the cost of acquiring, developing and permitting new LBA acquisitions from the federal government and other new mining reserves and surface rights, including challenges by non-governmental or environmental organizations or other third parties;
- competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction or oil and gas development;
- a major incident at a mine site that causes all or part of the operations of a mine to cease for some period of time;

- current and future health, safety and environmental regulations or changes in interpretations of current regulations, including the classification of plant and animal species near our mines, including the potential listing of the sage grouse and the mountain plover, as endangered or threatened species;
- inability to acquire or maintain adequate financial sureties for mining and reclamation purposes or to meet other governmental or private bonding requirements; and
- the value of the U.S. dollar relative to other currencies, particularly where imported products are required for the mining process, such as tires and petroleum products.

These changes, conditions and events may materially increase our cost of mining and delay or halt production at particular mines either permanently or for varying lengths of time, which could have a material adverse effect on our results of operations.

Decreases in demand for electricity resulting from economic, weather changes or other conditions could adversely affect coal prices and materially and adversely affect our results of operations.

Our coal customers primarily use our coal as fuel for domestic electricity generation. Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand. An economic slowdown can significantly slow the growth of electricity demand and could result in contraction of demand for coal. Weather patterns can also greatly affect electricity demand. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the sources of power generation when deciding which generation sources to dispatch. Any downward pressure on coal prices, due to decreases in overall demand or otherwise, including changes in weather patterns, would materially and adversely affect our results of operations.

The use of alternative energy sources for power generation could reduce coal consumption by U.S. electric power generators, which could result in lower prices for our coal, could reduce our revenues and materially and adversely affect our business and results of operations.

In 2010, we sold approximately 96% of our coal to domestic electric power generators. Domestic electric power generation accounted for approximately 93% of all U.S. coal consumption from October 2009 through September 2010, according to the U.S. Energy Information Administration (the "EIA"). The amount of coal consumed for U.S. electric power generation is affected by, among other things:

- the location, availability, quality and price of alternative energy sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind and solar power;
- technological developments, including those related to alternative energy sources; and
- subsidies or legal mandates designed to encourage the use of alternative energy sources.

Gas-fired generation has the potential to displace coal-fired generation, particularly from older, less efficient coal-powered generators. We expect that many of the new power plants needed to meet increasing demand for domestic electricity generation will be fired by natural gas, because gas-fired plants are cheaper to construct, and permits to construct these plants are easier to obtain as natural gas is seen as having a lower environmental impact than coal-fired generators. In recent periods, governmental regulators at the federal, state and local levels have shown increased interest in limiting greenhouse gas ("GHG") emissions. This has resulted in increased regulation of coal mining and of coal-fired power plants and other end-users of coal, increasing the cost of burning coal compared to alternative energy sources. In addition, environmental activists concerned with climate change issues have attempted to use the regulatory and judicial processes to block the construction of new coal-fired power plants or capacity expansions to existing plants. Further, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Many states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard. Although none of these federal proposals have been enacted to date, the current Administration has indicated its support for a federal renewable energy standard as part of energy and climate change legislative initiatives. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reduction in the amount of coal consumed by U.S. electric power generators could reduce the price of coal that we mine and sell, thereby reducing our revenues and materially and adversely affecting our business and results of operations.

New and potential future regulatory requirements and public concerns relating to GHG emissions could affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

One major by-product of burning coal is carbon dioxide, which is considered a GHG and is a major source of regulatory attention with respect to global warming, also known as climate change. Climate change continues to attract public and scientific attention, and increasing government attention is being paid to reducing GHG emissions, including from coal-fired power plants.

There are many regulatory approaches currently in effect or being considered to address GHGs, including possible future U.S. treaty commitments, new federal or state legislation that may impose a carbon emissions tax or establish a cap-and-trade program and regulation by the U.S. Environmental Protection Agency (the "EPA").

- The current Administration has indicated its support for a mandatory cap-and-trade program to reduce GHG emissions, and the U.S. Congress has considered various proposals to reduce GHG emissions, mandate electricity suppliers to use renewable energy sources to generate a certain percentage of power and require energy efficiency measures. For example, in June 2009, the U.S. House of Representatives passed a comprehensive climate change and energy bill, the American Clean Energy and Security Act.
- In September 2009, the EPA promulgated a rule requiring certain emitters of GHGs, including coal-fired power plants, to monitor and report their GHG emissions to the EPA. In addition, following the 2007 U.S. Supreme Court ruling in *Massachusetts v. EPA*, the EPA has declared that anthropogenic GHGs "endanger" public health and welfare and issued a series of rules requiring extensive regulation, starting January 2, 2011, of GHG emissions from mobile sources and stationary sources, including imposing new permitting requirements and obligations to use best available control technology for the reduction of GHG emissions whenever certain stationary sources, such as power plants, are built or significantly modified.
- State and regional climate change initiatives intended to limit or affect the emission of GHG emissions from certain sources, such as the Regional Greenhouse Gas Initiative covering certain northeastern and mid-Atlantic states, the Western Climate Initiative, the Midwestern Greenhouse Gas Reduction Accord and the California Global Warming Solutions Act, either have already taken effect or may take effect in the foreseeable future.
- The State of California approved a fee to be paid by certain emitters of GHGs, and other jurisdictions have or are also considering imposing similar fees or taxes.

The permitting of new coal-fired power plants has also recently been contested, at times successfully, by state regulators and environmental organizations due to concerns related to GHG emissions from the new plants. Additionally, at least one U.S. federal appeals court reinstated a lawsuit permitting individuals, state attorneys general and others to pursue claims against industrial companies on the basis that they have created a public nuisance due to their emissions of carbon dioxide and its alleged effects on climate (e.g. sea level and storm severity).

Climate change initiatives and other efforts to reduce GHG emissions like those described above or otherwise may require additional controls on coal-fired power plants and industrial boilers may cause some users of coal to switch from coal to a lower carbon fuel and may result in the closure of coal-fired power plants or in reduced construction of new plants. Any switching of fuel sources away from coal, closure of existing coal-fired power plants, or reduced construction of new coal-fired power plants could have a material adverse effect on demand for and prices received for our coal.

Our business requires substantial capital investment and maintenance expenditures, which we may be unable to provide.

Our business plan and strategy are dependent upon our acquisitions of additional reserves, which require substantial capital expenditures to acquire additional coal leases. We also require capital for, among other purposes, acquisition of surface rights, equipment and the development of our mining operations, capital renovations, maintenance and expansions of plants and equipment and compliance with environmental laws and regulations. To the extent that cash on hand, cash generated internally and cash available under our credit facility are not sufficient to fund capital requirements, we will require additional debt and/or equity financing. However, additional debt or equity financing may not be available to us or, if available, may not be available on satisfactory terms. Additionally, our debt instruments may restrict our ability to obtain such financing. If we are unable to obtain additional capital, we may not be able to maintain or increase our existing production rates and we could be forced to reduce or delay capital expenditures or change our business strategy, sell assets or restructure or refinance our indebtedness, all of which could have a material adverse effect on our business or financial condition.

If we are unable to acquire or develop additional coal reserves that are economically recoverable, our profitability and future success and growth may be materially and adversely affected.

Our profitability depends substantially on our ability to mine, in a cost-effective manner, coal reserves that possess the quality characteristics our customers desire. Because our reserves decline as we mine our coal, our future success and growth depend upon our ability to acquire additional coal that is economically recoverable. If we fail to acquire or develop additional reserves, our existing reserves will eventually be depleted. Furthermore, any significant delay in acquiring reserves, due to delays in the federal competitive leasing process or otherwise, could negatively impact our production rate. As a result, to maintain our production capacity and competitive position, we will need to acquire significant additional coal reserves through the federal competitive leasing process that can be mined on an economically recoverable basis.

Our ability to obtain additional coal reserves in the future could also be limited by the availability of cash we generate from our operations or available financing, restrictions under our debt instruments, competition from other coal companies for properties, the lack of suitable acquisition or LBA opportunities, the delay in the federal leasing process caused by third-party legal challenges or the inability to acquire coal properties or LBAs on commercially reasonable terms. In addition, we may not be able to mine future reserves as profitably as we do at our current operations. Furthermore, the price we receive for our coal impacts the economic recoverability of our existing coal. Our ability to develop economically recoverable reserves will be materially adversely impacted if prices for coal sold decrease significantly.

If we are unable to acquire surface rights to access our coal, we may be unable to obtain a permit to mine coal we own and may be required to employ expensive techniques to mine around those sections of land we cannot access in order to access other sections of coal reserves, which could materially and adversely affect our business and our results of operations.

After we acquire coal through the LBA process or otherwise, we are required to obtain a permit to mine the coal through the applicable state agencies prior to mining the acquired coal. In part, the permitting requirements provide that, under certain circumstances, we must obtain surface owner consent if the surface estate has been split from the mineral estate, which is commonly known as a "split estate." We have in the past and may in the future be required to negotiate with multiple parties for the surface access that overlies coal we acquired through the LBA process or otherwise. If we are unable to successfully negotiate surface access with any of these surface owners, or do so on commercially reasonable terms, we may be denied a permit to mine some of our coal or may find that we cannot mine the coal at a profit. If we are denied a permit, this would create significant delays in our mining operations and materially and adversely impact our business and results of operations. Furthermore, if we determine to alter our plans to mine around the affected areas, we could incur significant additional costs to do so, which could increase our operating expenses considerably and could materially and adversely affect our results of operations.

We may be unable to acquire state leases for coal, or to do so on a cost-effective basis, which could materially and adversely affect our business strategy and growth plans.

We acquire a small percentage of our coal through state leasing processes. Nearly all of the state leases in Wyoming have already been acquired by various mining operations in the PRB, including ours. If, as part of our growth strategy, we desire to expand our operations into areas requiring state leases, we may be required to negotiate with competing Wyoming mining operations. If we are unable to do so on a cost-effective basis, our business strategy could be adversely affected. We do not typically acquire state leases in Montana significantly in advance of mining operations due to the complexity of the leasing process in Montana.

Extensive environmental regulations, including existing and potential future regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide and other air pollutants recently has been adopted and/or is expected to be proposed or become effective in the near future. In addition, federal and state mandates and incentives designed to encourage energy efficiency and the use of alternative energy sources have been proposed and implemented in recent years. Concerted conservation efforts that result in reduced electricity consumption could cause coal prices and sales of our coal to materially decline.

Considerable uncertainty is associated with these air emissions initiatives. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fired power plants. As a result, these power plants may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low-sulfur coal, possibly reducing future demand for coal and resulting in a reduced need to construct new coal-fired power plants. Any switching of fuel sources away from coal, closure of existing coal-fired power plants, or reduced construction of new coal-fired power plants could have a material adverse effect on demand for, and prices received for, our coal. Alternatively, less stringent air emissions limitations, particularly related to sulfur, to the extent enacted, could make low-sulfur coal less attractive, which could also have a material adverse effect on the demand for, and prices received for, our coal.

Our customers are also subject to other existing and potential environmental regulations, such as EPA's publication in June 2010 of proposed regulations for the management and disposal of coal combustion by-products. While we are unable to determine the likely ultimate regulatory requirements, any significant changes in the management of coal combustion by-products could require our customers to comply with more stringent storage and disposal requirements, which in turn could increase their costs and reduce the demand for our coal.

Extensive environmental laws and regulations impose significant costs on our mining operations, and future laws and regulations could materially increase those costs or limit our ability to produce and sell coal.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to environmental matters, such as:

- limitations on land use;
- mine permitting and licensing requirements;
- reclamation and restoration of mining properties after mining is completed;
- management of materials generated by mining operations;
- the storage, treatment and disposal of wastes;
- remediation of contaminated soil and groundwater;
- air quality standards;
- water pollution;
- protection of human health, plant-life and wildlife, including endangered or threatened species;
- protection of wetlands;
- the discharge of materials into the environment; and
- the effects of mining on surface water and groundwater quality and availability.

The costs, liabilities and requirements associated with the laws and regulations related to these and other environmental matters may be significant and time-consuming and may delay commencement or continuation of exploration or production operations. Because of the extensive regulatory environment in which we operate, we cannot assure complete compliance with all laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially and adversely affected.

New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial condition and results of operations.

Our management team has limited experience managing our business as a stand-alone public company, and if they are unable to manage our business as a stand-alone public company, our business may be harmed.

We have historically operated as part of Rio Tinto. The majority of our management team has limited experience managing a business on a stand-alone basis or as a public company. If we are unable to manage and operate our company as a stand-alone public company, our business and results of operations will be adversely affected.

We are incurring increased costs as a result of being a public company, and the requirements of being a public company may divert management's attention from our business. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a subsidiary of Rio Tinto. In addition, we are subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the listing standards of New York Stock Exchange. These requirements have caused us to incur increased costs and placed increased demands on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting, and also requires that our internal control over financial reporting be assessed by management and attested to by our auditors as of December 31 of each year. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management's attention might be diverted from other business concerns, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We identified material weaknesses in our internal controls over financial reporting that contributed to a restatement of our 2005, 2006 and 2007 consolidated financial statements and June 30, 2008, interim consolidated financial statements. If not remediated satisfactorily, these material weaknesses could result in further material misstatements in our consolidated financial statements in future periods.

For purposes of filing our registration statement on Form S-1 in connection with our IPO, we prepared consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008 in accordance with U.S. GAAP. During this process, we identified material weaknesses in our internal controls over financial reporting that contributed both to a restatement of our 2005, 2006 and 2007 consolidated financial statements and June 30, 2008 interim consolidated financial statements. Specifically, as a subsidiary of Rio Tinto, we were not required to and we did not maintain a sufficient complement of personnel with an appropriate level of accounting, taxation, and financial reporting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements on a stand-alone basis and the complexity of our operations and transactions. We also did not maintain an adequate system of processes and internal controls sufficient to support our financial reporting requirements and produce timely and accurate U.S. GAAP consolidated financial statements consistent with being a stand-alone public company.

In preparation for the filing of our 2009 Form 10-K, management performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009, and concluded that the previously identified material weaknesses were not yet remediated.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We have implemented changes and improvements in our disclosure controls and procedures and our internal control over financial reporting to remediate the control deficiencies that gave rise to the material weaknesses. If we experience future material weaknesses, investors could lose confidence in our financial reporting, particularly if such weaknesses result in a restatement of our financial results, and our stock price could decline.

If our highwalls or spoil-piles fail, our mining operations and ability to ship our coal could be impaired and our results of operations could be materially and adversely affected.

Our operations could be adversely affected and we may be unable to produce coal if our highwalls fail due to conditions, which may include geological abnormalities, poor ground conditions, water or blasting shocks, among others. In addition to making it difficult and more costly to recover coal, a highwall failure could also damage adjacent infrastructure such as roads, power lines, railways and gas pipelines. Further, in-pit spoil-pile failure due to conditions such as material type, water ingress, floor angle, floor roughness, spoil volume or otherwise, can impact coal removal, reduce coal recovery, increase our costs or interrupt our production and shipments. Highwall and spoil-pile failures could materially and adversely affect our operations, thereby reducing our profitability.

Major equipment and plant failures could reduce our ability to produce and ship coal and materially and adversely affect our results of operations.

We depend on several major pieces of equipment and plants to produce and ship our coal, including draglines, shovels, coal crushing plants, critical conveyors, major transformers and coal silos. If any of these pieces of equipment or plants suffered major damage or were destroyed by fire, abnormal wear, flooding, incorrect operation, damage from highwall or spoil-pile failures or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost, which would impact our ability to produce and ship coal and materially and adversely affect our results of operations.

Significant increases in royalties or in severance and production taxes we pay on the coal we produce could materially and adversely affect our results of operations.

We pay federal, state and private royalties and federal, state and county production taxes on the coal we produce. A substantial portion of our royalties and production taxes are levied as a percentage of gross revenues with the remaining levied on a per ton basis. For example, we pay production royalties of 12.5% of gross proceeds to the federal government. We incurred royalties and severance and production taxes which represented 30.5% and 29.1% of proceeds from the coal we produced for the years ended December 31, 2010 and 2009, respectively. If royalties or severance and production tax rates were to significantly increase or if we are required to make additional payments as a result of governmental audits, our results of operations could be materially and adversely affected.

In addition, the Wyoming state severance tax is significantly less than the state severance tax in Montana. Because a substantial portion of our operations are in Wyoming and therefore subject to the more favorable Wyoming severance tax rate, if Wyoming were to increase this tax or any other tax applicable solely to our Wyoming operations, we may be significantly impacted and our results of operations could be materially and adversely affected.

Increases in the cost of raw materials and other industrial supplies, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and materially and adversely affect our profitability.

We use considerable quantities of explosives, petroleum-based fuels, tires, steel and other raw materials, as well as spare parts and other consumables in the mining process. If the prices of steel, explosives, tires, petroleum products or other materials increase significantly or if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses will increase, which could materially and adversely impact our profitability. Additionally, a limited number of suppliers exist for certain supplies, such as explosives and tires, as well as certain mining equipment, and any of our suppliers may divert their products to buyers in other mines or industries or divert their raw materials to produce other products that have a higher profit margin. Shortages in raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of our supply contracts under which we obtain these raw materials and other consumables, could limit our ability to obtain these supplies or equipment. As a result, we may not be able to acquire adequate replacements for these supplies or equipment on a cost-effective basis or at all, which could also materially increase our operating expenses or halt, disrupt or delay our production.

Significant increases in the price of diesel fuel could materially and adversely affect our earnings.

Operating expenses at our mining locations are sensitive to changes in certain variable costs, particularly diesel fuel prices, which are our largest variable cost after personnel costs. Any increase in the price we pay for diesel fuel will have a negative impact on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cost of Product Sold" within Item 7 and "Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risks" in Item 7A.

Conflicts of interest with competing holders of mineral rights could materially and adversely affect our ability to mine coal or do so on a cost-effective basis.

The federal government leases many different mineral rights in addition to coal, such as coalbed methane, natural gas and crude oil reserves. Some of these minerals are located on, or are adjacent to, some of our coal and LBA areas, potentially creating conflicting interests between us and the lessees of those interests. If conflicting interests arise, we may be required to negotiate our ability to mine with the holder of the competing mineral rights. If we are unable to reach an agreement with these holders, or do so on a cost-effective basis, we may incur increased costs and our ability to mine could be impaired, which could materially and adversely affect our business and results of operations.

Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. We base our estimates of reserves on engineering, economic and geological data assembled and analyzed by our internal geologists and engineers. Our estimates of proven and probable coal reserves as to both quantity and quality are updated annually to reflect the production of coal from the reserves, updated geological models and mining recovery data, the tonnage contained in new lease areas acquired and estimated costs of production and sales prices. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, any one of which may vary considerably from actual results. These factors and assumptions include:

- quality of the coal;

- geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;
- the percentage of coal ultimately recoverable;
- the assumed effects of regulation, including the issuance of required permits, and taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;
- assumptions concerning the timing for the development of the reserves; and
- assumptions concerning equipment and productivity; future coal prices; operating costs, including for critical supplies such as fuel, tires and explosives; capital expenditures and development and reclamation costs.

As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially due to changes in the above factors and assumptions. Actual production recovered from identified reserve areas and properties, and revenues and expenditures associated with our mining operations, may vary materially from estimates. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

The majority of our coal sales contracts are forward sales contracts at fixed prices. If the production costs underlying these contracts increase, our results of operations could be materially and adversely affected.

The majority of our coal sales contracts are forward sales contracts under which customers agree to pay a specified price under their contracts for coal to be delivered in future years. The profitability of these contracts depends on our ability to adequately control the costs of the coal production underlying the contracts. These production costs are subject to variability due to a number of factors, including increases in the cost of labor, supplies or other raw materials, such as diesel fuel. Historically we have not entered into hedge or other arrangements to offset the cost variability underlying these forward sale contracts. In the future, we may enter into these types of arrangements, but we may not be successful in hedging the volatility of our costs. To the extent our costs increase but pricing under these coal sales contracts remains fixed, we will be unable to pass increasing costs on to our customers. If we are unable to control our costs, our profitability under our forward sales contracts may be impaired and our results of operations could be materially and adversely affected.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies depends, in part, on the continued contributions of our executive officers and other key employees. The loss of any of our key senior executives could have a material adverse effect on our business unless and until we find a qualified replacement. A limited number of persons exist with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, we believe that our future success will depend on our continued ability to attract and retain highly skilled personnel with coal industry experience. Competition for these persons in the coal industry is intense, and we may not be able to successfully recruit, train or retain qualified managerial personnel. As a public company, our future success also will depend on our ability to hire and retain management with public company experience. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.

Our operations may affect the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, any of which could result in material liabilities to us.

Our operations use hazardous materials and generate hazardous and non-hazardous wastes. In addition, many of the locations that we own, lease or operate were used for coal mining and/or involved the generation, use, storage and disposal of hazardous substances either before or after we were involved with these locations. We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts, natural resource damages and other damages, as well as for the investigation and clean up of soil, surface water, groundwater and other media. These claims may arise, for example, out of current or former conditions at sites that we own, lease or operate currently, as well as at sites that we or predecessor entities owned, leased or operated in the past, and at contaminated third-party sites at which we have disposed of hazardous substances and waste. As a matter of law, and despite any contractual indemnity or allocation arrangements or acquisition agreements to the contrary, our liability for these claims may be joint and several, so that we may be held responsible for more than our share of any contamination, or even for the entire share.

These and similar unforeseen impacts that our operations may have on the environment, as well as human exposure to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Extensive governmental regulations pertaining to employee safety and health impose significant costs on our mining operations, which could materially and adversely affect our results of operations.

Federal and state safety and health regulations in the coal mining industry are among the most comprehensive and pervasive systems for protection of employee safety and health affecting any segment of U.S. industry. Compliance with these requirements imposes significant costs on us and can result in reduced productivity. Moreover, the possibility exists that new health and safety legislation and/or regulations and orders may be adopted that may materially and adversely affect our mining operations.

We must compensate employees for work-related injuries through our workers compensation insurance funds. If we do not make adequate provisions for our workers' compensation liabilities, it could harm our future operating results. In addition, the erosion through tort liability of the protections we are currently provided by workers' compensation laws could increase our liability for work-related injuries and materially and adversely affect our operating results. Under federal law, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and contribute to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before January 1, 1970. The trust fund is funded by an excise tax on coal production. If this tax increases, or if we could no longer pass it on to the purchasers of our coal under our coal sales agreements, our operating costs could be increased and our results could be materially and adversely harmed. If new laws or regulations increase the number and award size of claims, it could materially and adversely harm our business.

Federal or state regulatory agencies have the authority to order certain of our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers' demands.

Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our coal sales contracts may permit us to issue force majeure notices, which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers' contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Because we produce and sell coal with low-sulfur content, a reduction in the price of sulfur dioxide emission allowances or increased use of technologies to reduce sulfur dioxide emissions could materially and adversely affect the demand for our coal and our results of operations.

Our customers' demand for our low-sulfur coal, and the prices that we can obtain for it, are affected by, among other things, the price of sulfur dioxide emission allowances. The Clean Air Act places limits on the amounts of sulfur dioxide that can be emitted by an electric power plant, among other sources, in any given year. If a plant exceeds its allowable limits, it must purchase allowances, which are tradable in the open market. Regulatory uncertainty following the action by the U.S. Court of Appeals for the District of Columbia Circuit to vacate the Clean Air Interstate Rule ("CAIR") in July 2008, and its subsequent temporary reinstatement, which established a cap-and-trade program for sulfur dioxide and nitrogen oxide emissions from power plants in certain states, caused a significant decrease in the price of sulfur dioxide allowances from 2008 to date, and delayed the installation of technology to reduce emissions at some power plants. Low prices of these emissions allowances could make our low-sulfur coal less attractive to our customers for the near-term. In July 2010, the EPA proposed the Clean Air Transport Rule ("CATR") as a replacement for CAIR. If promulgated, CATR would phase in requirements for sources of sulfur dioxide and nitrogen oxide beginning in 2012; subject sources would include power plants. Under CATR, the EPA has proposed state-specific emissions and allocation budgets and intrastate cap-and-trade mechanisms for allocations, with very limited to no interstate trading provisions in the EPA options under consideration. The effects which these intrastate and interstate provisions will have on CATR allowance markets remain uncertain. For select states, the emissions budgets will be further reduced in 2014. Coincident with these proposed changes is the finalization of revised National Ambient Air Quality Standards ("NAAQS") for nitrogen dioxide and sulfur dioxide that occurred in January 2010 and June 2010, respectively. More widespread installation by electric utilities of technology that reduces sulfur emissions could be accelerated to meet the requirements of the revised NAAQS and/or requirements from the finalization of CATR and may make high sulfur coal more competitive with our low-sulfur coal. This competition could materially and adversely affect our business and results of operations. Alternatively, compliance with the revised NAAQS and/or the finalization of CATR could entail utilization of controls in combination with low-sulfur coal. In the CATR proposal, the EPA has projected that to meet the proposed CATR requirements, utilities would need to install 11 GWs of new sulfur dioxide scrubbers in addition to those controls already planned or in place. The EPA recently published a notice of data availability and stated that the new data might impact the agency's assessment of which states contribute to pollution problems in downwind states, which in turn might lead to pressure to expand the number of states subject to the CATR. If additional states are obligated to comply with CATR, it may adversely affect the demand for our coal.

Our ability to mine and ship coal is affected by adverse weather conditions, which could have an adverse effect on our revenues.

Adverse weather conditions can impact our ability to mine and ship our coal and our customers' ability to take delivery of our coal. Lower than expected shipments by us during any period could have an adverse effect on our revenues and profitability. For example, previously our volume of coal shipments has been impacted by severe heavy rain, which reduced the capacity of the railroads by which our customers contract to transport coal from our mines. In addition, severe weather, including droughts and dust, may adversely affect our ability to conduct our mining operations.

The availability and reliability of transportation and increases in transportation costs, particularly for rail systems, could materially and adversely affect the demand for our coal or impair our ability to supply coal to our customers.

Transportation costs, particularly rail transportation costs, represent a significant portion of the total cost of coal for our customers, and the cost of transportation is a key factor in a customer's purchasing decision. Increases in transportation costs or the lack of sufficient rail capacity or availability could make coal a less competitive source of energy or could make the coal produced by us less competitive than coal produced from other regions, either of which could lead to reduced coal sales and/or reduced prices we receive for the coal.

Our ability to sell coal to our customers depends primarily upon third-party rail systems. If our customers are unable to obtain rail or other transportation services, or to do so on a cost-effective basis, our business and growth strategy could be adversely affected. Alternative transportation and delivery systems are generally inadequate and not suitable to handle the quantity of our shipments or to ensure timely delivery to our customers. In particular, much of the PRB is served by two rail carriers, and the northern PRB is only serviced by one rail carrier. The loss of access to rail capacity in the PRB could create temporary disruption until this access was restored; significantly impairing our ability to supply coal and resulting in materially decreased revenues. Our ability to open new mines or expand existing mines may also be affected by the availability and cost of rail or other transportation systems available for servicing these mines.

We are a party to certain transportation contracts. During recent periods, we have entered into an increasing number of exports whereby we enter into transportation agreements pursuant to which we arrange for rail transport and port charges. However, typically our coal customers contract for, and pay directly for, transportation of coal from the mine or port to the point of use. Disruption of these transportation services because of weather-related problems; mechanical difficulties; train derailment; bridge or structural concerns; infrastructure damage, whether caused by ground instability, accidents or otherwise; strikes; lock-outs; lack of fuel or maintenance items; fuel costs; transportation delays; accidents; terrorism or domestic catastrophe or other events could temporarily or over the long term impair our ability to supply coal to our customers and our customers' ability to take our coal and, therefore, could materially and adversely affect our business and results of operations.

If we do not maintain and grow our export sales, our results may be adversely affected.

A portion of our coal sales in recent years have been into export markets in Asia, and we seek to make additional export sales in the future to Asia and potentially other international locations. Our ability to maintain and grow our export sales revenues and margins depends on a number of factors, including the existence of sufficient and cost-effective export terminal capacity for the shipment of thermal coal to foreign markets and demand by customers in Asia and in other potential export markets for PRB coal. Our access to existing and any future terminal capacity may be adversely affected by regulatory and permit requirements, environmental and other legal challenges, public perceptions and resulting political pressures, operational issues at terminals and competition among domestic coal producers for access to limited terminal capacity, among other factors. If we fail to maintain and grow terminal capacity for the export of our coal on commercially reasonable terms, or at all, our results from our export transactions will be materially adversely affected. Foreign customer demand for PRB coal, and the prices those customers may be willing to pay for PRB coal and related transportation costs, can be affected by a variety of matters, including supplier diversity and security considerations, economic conditions and demand for electricity in the relevant markets, international energy policies and regulatory requirements, and availability and pricing for thermal coal delivered from alternative international basins.

Due to the long-term nature of our coal sales agreements, the prices we receive for our coal at any given time may not reflect the then-existing current market prices for coal.

We have historically sold most of our coal under long-term coal sales agreements, which we generally define as contracts with a term of one to five years. The remaining amount not subject to long-term coal sales agreements is sold as spot sales in term allotments of less than twelve months. For the year ended December 31, 2010 approximately 97% of our revenues were derived from coal sales that were made under long-term coal sales agreements. The prices for coal sold under these agreements are typically fixed for an agreed amount of time. Pricing in some of these contracts is subject to certain adjustments in later years or under certain circumstances, and may be below the current market price for similar type coal at any given time, depending on the time frame of the contract. As a consequence of the substantial volume of our forward sales, we have less coal available to sell under short-term contracts in order to immediately capitalize on higher coal prices, if and when they arise. At times, spot market prices have fallen below the prices established in many of our long-term coal sales agreements, and we have realized prices for our coal that are higher than the prices we would receive from sales in the spot market. However, to the extent spot market prices increase and become higher than the prices established in our long-term coal sales agreements, our ability to realize those higher prices may be restricted when customers elect to purchase additional volumes allowable under some contracts at contract prices that are lower than spot prices.

Changes in purchasing patterns in the coal industry may make it difficult for us to enter into new contracts with customers, or do so on favorable terms, which could materially and adversely affect our business and results of operations.

Although we currently sell the majority of our coal under long-term coal sales agreements, as electric utilities customers continue to adjust to increased price volatility, increased fungibility of coal products, frequently changing regulations and the increasing deregulation of their industry, some customers are becoming less willing to enter into long-term coal sales contracts. In addition, the prices for coal in the spot market have decreased at times and may be lower than the prices previously set under many of our long-term coal sales agreements. As our contracts with customers expire or are otherwise renegotiated, our customers may be less willing to extend or enter into new long-term coal sales agreements under their existing or similar pricing terms or our customers may decide to purchase fewer tons of coal than in the past.

These trends in purchasing patterns in the coal industry could continue in the future and, to the extent our customers shift away from long-term supply contracts, it will be more difficult to predict our future sales. As a result, we may not have a market for our future production at acceptable prices. The prices we receive in the spot market may be less than the contractual price an electric utility is willing to pay for a committed supply. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenues.

If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be significantly greater than anticipated or be incurred sooner than anticipated.

All of our mines are surface mining operations. The Surface Mining Control and Reclamation Act ("SMCRA") and counterpart state laws and regulations establish operational, reclamation and closure standards for all aspects of surface mining. We estimate our total reclamation and mine-closing liabilities based on permit requirements, engineering studies and our engineering expertise related to these requirements. The estimate of ultimate reclamation liability is reviewed periodically by our management and engineers, and by government regulators. At the Decker mine, the reclamation liability is estimated by the third-party operator. The estimated liability can change significantly if actual costs vary from our original assumptions or if governmental regulations change significantly. U.S. GAAP requires that asset retirement obligations be recorded as a liability based on fair value, which reflects the present value of the estimated future cash flows. In estimating future cash flows, we consider the estimated current cost of reclamation and apply inflation rates and a third-party profit, as necessary. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of us. The resulting estimated reclamation and mine closure obligations could change significantly if actual amounts or the timing of those expenses change significantly from our assumptions, which could have a material adverse effect on our results of operation and financial condition.

The risk that we cannot collect payments from our customers could increase if their creditworthiness deteriorates.

The risk that we do not receive payment for coal sold and delivered increases if the continued creditworthiness of our customers declines. Recent past economic volatility and tightening credit markets increased the risk that we may not be able to collect payments from our customers or be required to continue to deliver coal even if a customer's creditworthiness deteriorates. A worsening of recent economic conditions or a prolonged global or U.S. recession could also impact the creditworthiness of our customers. If we determine that a customer is not creditworthy, we can demand credit enhancements from the customer. If we are unsuccessful or feel the credit enhancement is insufficient, we may not be required to deliver coal under the customer's coal sales contract. If we are able to withhold shipments, we may decide to sell a customer's coal on the spot market, which may be at prices lower than the contracted price, or we may be unable to sell the coal at all. Furthermore, the bankruptcy of any of our customers could materially and adversely affect our financial position. In addition, our customer base may change with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear for customer payment default. These new power plant owners may have credit ratings that are below investment grade, or may fall below investment grade after we enter into contracts with them. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk of payment default.

Certain provisions in our coal sales contracts may provide limited protection during adverse economic conditions or may result in economic penalties or suspension upon a failure to meet contractual requirements, any of which may cause our revenues and profits to suffer.

Most of our sales contracts contain provisions that allow for the base price of our coal in these contracts to be adjusted due to new statutes, ordinances or regulations that affect our costs related to performance. Because these provisions only apply to the base price of coal, these terms may provide only limited protection due to changes in regulations. A few of our sales contracts also contain provisions that allow for the purchase price to be renegotiated at periodic intervals. A price re-opener provision is one in which either party can renegotiate the price of the contract, sometimes at pre-determined times. Index provisions allow for the adjustment of the price based on a fixed formula. These provisions may reduce the protection available under long-term contracts from short-term coal price volatility. Price re-opener and index provisions are present in certain contracts covering our future tonnage commitments. Any adjustment or renegotiations leading to a significantly lower contract price could result in decreased revenues.

Quality and volumes for the coal are stipulated in coal sales agreements. In most cases, the annual pricing and volume obligations are fixed, although in some cases, the volume specified may vary depending on the quality of the coal. In a relatively small number of contracts, customers are allowed to vary the amount of coal taken under the contract. Most of our coal sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics, such as heat content, sulfur, ash and ash fusion temperature. Failure to meet these specifications can result in economic penalties, including price adjustments, suspension, rejection or cancellation of deliveries or termination of the contracts.

Many of our contracts contain clauses that require us and our customers to maintain a certain level of creditworthiness or provide appropriate credit enhancement upon request. The failure to do so can result in a suspension of shipments under the contract. A number of our contracts also contain clauses which, in some cases, may allow customers to terminate the contract in the event of certain changes in environmental laws and regulations.

Failure to maintain our surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations and materially and adversely affect our ability to mine or lease coal.

Federal and state laws require us to secure the performance of certain long-term obligations, such as mine closure or reclamation costs and federal and state workers' compensation costs, including black lung. The amount of these security arrangements is substantial with $525.0 million of surety bonds and $10.5 million of letters of credit issued as of December 31, 2010, to support reclamation and lease obligations. We may have difficulty procuring or maintaining our surety bonds. Our bond issuers may demand terms less favorable to us, higher fees, or additional collateral in the form of letters of credit or cash collateral upon those renewals. Because we are required by state and federal law to have these bonds in place before mining can commence or continue, our failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would materially and adversely affect our ability to mine or lease coal. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety bonds and restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of any credit arrangements then in place.

Upon the occurrence of a force majeure, we or our customers may be permitted to temporarily suspend performance under our coal sales contracts, which could cause our revenues and profits to suffer.

Our coal sales agreements typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party, including events such as strikes, adverse mining conditions, mine closures, serious transportation problems that affect us or the buyer or unanticipated plant outages that may affect the buyer. Some contracts stipulate that this tonnage can be made up by mutual agreement or at the discretion of the buyer. As a result of the economic downturn, a greater than normal number of our customers in 2009 sought to reduce the amount of tons delivered to them under our coal sales agreements through contractual remedies, such as force majeure provisions. Agreements between our customers and the railroads servicing our mines may also contain force majeure provisions. Generally, our coal sales agreements allow our customer to suspend performance in the event that the railroad fails to provide its services due to circumstances that would constitute a force majeure. In the event that we are required to suspend performance under any of our coal sales contracts, or we are required to purchase additional tonnage during the period in which performance under the contract is suspended, our revenues and profits could be materially and adversely affected.

Acquisitions that we may undertake in the future involve a number of risks, any of which could cause us not to realize the anticipated benefits.

We have focused on strategic acquisitions and subsequent expansions of large, low-cost, low-sulfur operations in the PRB and replacement of, and additions to, our reserves through the acquisition of companies, mines and reserves. We may pursue acquisition opportunities in the future. If we are unable to successfully integrate the businesses or properties we acquire, or reserves that we lease or otherwise acquire, our business, financial condition or results of operations could be negatively affected. Acquisition transactions involve various risks, including:

- uncertainties in assessing the strengths and potential profitability, and the related weaknesses, risks, contingent and other liabilities, of acquisition candidates;
- changes in business, industry, market or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition;
- the inability to achieve identified operating and financial synergies anticipated to result from an acquisition;
- the potential loss of key customers, management or employees of an acquired business;
- the nature and composition of the workforce, including the acquisition of a unionized workforce;
- diversion of our management's attention from other business concerns;
- regulatory challenges for completing and operating the acquired business, including opposition from environmental groups or regulatory agencies;
- environmental or geological problems in the acquired properties, including factors that make the coal unsuitable for intended customers due to ash, heat value, moisture or contaminants;
- inability to acquire sufficient surface rights to enable extraction of the coal resources;
- outstanding permit violations associated with acquired assets;
- difficulties or unexpected issues arising from our evaluation of internal control over financial reporting of the acquired business; and
- risks related to operating in new jurisdictions, including increased exposure to foreign government and currency risks with respect to any international acquisitions.

Any one or more of these factors could cause us not to realize the benefits we might anticipate from an acquisition. Moreover, any acquisition opportunities we pursue could materially increase our liquidity and capital resource needs and may require us to incur indebtedness, seek equity capital or both. We may not be able to satisfy these liquidity and capital resource needs on acceptable terms or at all. In addition, future acquisitions could result in our assuming significant long-term liabilities relative to the value of the acquisitions.

We do not operate the Decker mine and our results of operations could be adversely affected if the third-party mine operator fails to effectively operate the mine or if the other 50% owner fails to perform its obligations. In addition, our credit arrangements may limit our ability to contribute cash to the Decker mine.

Through our indirect, wholly-owned subsidiary, we hold a 50% non-operating interest in the Decker mine in Montana through a joint venture agreement with the other 50% owner. The Decker mine is operated by a third-party mine operator. While we participate in the management committee of the Decker mine under the terms of the joint venture agreement, we do not control and our employees do not participate in the day-to-day operations of the Decker mine. If the third-party mine operator fails to operate the Decker mine effectively, our results of operations could be adversely affected.

We share the profits, operating expenses, reclamation obligations and liabilities and assets associated with the Decker mine equally with the other 50% owner. Under the terms of the joint venture agreement, we are required to contribute cash or other property and equipment as may be necessary to operate the business. While capital contributions to the Decker joint venture have historically been made at the discretion of the management committee, under the terms of the joint venture agreement we may be required to contribute our proportional share of funds to carry on the business of the joint venture or to cover liabilities. In the event that either 50% owner does not contribute its share of operating expenses, including reclamation expenses when due, or other liabilities, the other owner is not required to assume their obligation. However, we may have joint and several liability as a matter of law for these expenses and other liabilities, including for operational liabilities. Accordingly, our financial obligations with respect to the Decker mine are subject to the creditworthiness of the other 50% owner, which is outside of our control. In addition, if we do not provide our proportional share or the other 50% owner does not provide its proportional share, our interest in the profits from the Decker mine will be adjusted proportionally. CPE Resources' current debt instruments and future credit arrangements may limit our ability to make contributions to the Decker joint venture.

A shortage of skilled labor in the mining industry could reduce labor productivity and increase costs, which could materially and adversely affect our business and results of operations.

Efficient coal mining using modern techniques and equipment requires skilled laborers in multiple disciplines such as electricians, equipment operators, mechanics, engineers and welders, among others. We have from time to time encountered shortages for these types of skilled labor. If we experience shortages of skilled labor in the future, our labor and overall productivity or costs could be materially and adversely affected. In the future, we may utilize a greater number of external contractors for portions of our operations. The costs of these contractors have historically been higher than that of our employed laborers. If coal prices decrease in the future and/or our labor and contractor prices increase, or if we experience materially increased health and benefit costs with respect to our employees, our results of operations could be materially and adversely affected.

Our work force could become unionized in the future, which could adversely affect the stability of our production and materially reduce our profitability.

All of our mines, other than the Decker mine, which we do not operate, are operated by non-union employees. Our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union, and in the past, unions have conducted limited organizing activities in this regard. If our employees choose to form or affiliate with a union and the terms of a union collective bargaining agreement are significantly different from our current compensation and job assignment arrangements with our employees, these arrangements could adversely affect the stability of our production and materially reduce our profitability. In addition, even if our managed operations remain non-union, our business may still be adversely affected by work stoppages at unionized companies or unionized transportation and service providers.

We hold a 50% interest in the Decker mine, which has union members. These union-represented employees could strike, which could adversely affect production at the Decker mine, increase its costs and disrupt shipments of coal from the Decker mine to its customers, all of which could materially and adversely affect its profitability and the value of our investment in the Decker joint venture.

Provisions in our federal and state lease agreements, or defects in title or the loss of a leasehold interest in certain property or reserves or related surface rights, could limit our ability to mine our coal reserves.

The vast majority of our coal interests are acquired by lease from state or federal governments. Under these leases, the BLM or the applicable state regulatory agency can terminate the lease prior to the expiration of its term if the leased coal reserves are not diligently developed during the initial 10 years of the leases or if certain other terms of the leases are not complied with, including the requirement to produce a minimum quantity of coal or pay a minimum advance production royalty, if applicable. If any of our leases are terminated, we would be unable to mine the affected coal and our business and results of operations could be materially adversely affected.

Furthermore, a title defect on any lease, whether private or through a governmental entity, or the surface rights related to any of our reserves could adversely affect our ability to mine the associated coal reserves. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to properties leased from private third parties is not usually fully verified until we make a commitment to develop a property, which may not occur until we have obtained the necessary permits and completed exploration of the property. In addition, these leasehold interests may be subject to superior property rights of other third parties. Title or other defects in surface rights held by us or other third parties could impair our ability to mine the associated coal reserves or cause us to incur unanticipated costs.

Terrorist attacks and threats, escalation of military activity in response to these attacks or acts of war may materially and adversely affect our business and results of operations.

Terrorist attacks and threats, escalation of military activity or acts of war may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. Future terrorist attacks, rumors or threats of war, actual conflicts involving the U.S. or its allies, or military or trade disruptions affecting our customers may significantly affect our operations and those of our customers. Strategic targets such as energy-related assets and transportation assets may be at greater risk of future terrorist attacks than other targets in the U.S. Disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business and results of operations, including from delays or losses in transportation, decreased sales of our coal or extended collections from customers that are unable to timely pay us in accordance with the terms of their supply agreement.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our results of operations and financial condition and prevent us from fulfilling our financial obligations.

At December 31, 2010, we had $600 million of senior notes outstanding and approximately $8.1 million of other long-term debt incurred in connection with land acquisitions. In addition, at December 31, 2010, $10.5 million of capacity under our $400 million revolving credit facility was being used for letters of credit securing our reclamation obligations reducing the capacity under the revolving credit facility to $389.5 million. Our outstanding indebtedness could have important consequences such as:

- limiting our ability to obtain additional financing to fund growth, such as mergers and acquisitions; working capital; capital expenditures; debt service requirements; LBA payments or other cash requirements;
- requiring much of our cash flow to be dedicated to interest obligations and making it unavailable for other purposes;
- with respect to any indebtedness under the revolving credit facility or other variable rate debt, exposing us to the risk of increased interest costs if the underlying interest rates rise on our variable rate debt;
- limiting our ability to invest operating cash flow in our business (including to obtain new LBAs or make capital expenditures) due to debt service requirements;
- causing us to need to sell assets and properties at an inopportune time;
- limiting our ability to compete effectively with companies that are not as leveraged and that may be better positioned to withstand economic downturns;

- limiting our ability to acquire new coal reserves and/or LBAs and plant and equipment needed to conduct operations; and
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and general economic and market conditions.

If our indebtedness is further increased, the related risks that we now face, including those described above, could intensify. Moreover, these risks also apply to certain of CPE Resources' domestic restricted subsidiaries that are guarantors of CPE Resources' indebtedness and may apply to us directly if we become a guarantor of CPE Resources' debt in the future. In addition to the principal repayments on outstanding debt, we have other demands on our cash resources, including significant maintenance and other capital expenditures, including LBAs, and operating expenses and required payments under the Tax Receivable Agreement (See "Risk Factors—Risks Related to Our Corporate Structure and the IPO Structuring Transaction"). Our ability to pay our debt depends upon the operating performance of our business. In particular, economic conditions could cause revenues to decline, and hamper our ability to repay indebtedness. If we do not have enough cash to satisfy our debt service obligations, we may be required to refinance all or part of our debt, sell assets, limit certain capital expenditures, including LBAs, or reduce spending or we may be required to issue equity. We may not be able to, at any given time, refinance our debt or sell assets and we may not be able to, at any given time, issue equity, in either case on acceptable terms or at all.

We may be able to incur substantially more debt. This could exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantially more debt in the future. Although CPE Resources' debt instruments contain restrictions on our incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. We are able to incur up to $400 million (subject to reduction by the amount of our letters of credit) in total indebtedness under our revolving credit facility (with a potential incremental increase of up to $50 million, subject to certain conditions). Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. To the extent new debt or new obligations are added to our current levels, the risks described above could substantially increase and we may not be able to meet all of our debt obligations.

If we are unable to comply with the covenants or restrictions contained in CPE Resources' debt instruments, the lenders could declare all amounts outstanding under those instruments to be due and payable, which could materially and adversely affect our financial condition.

The debt instruments include covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, pay dividends or make other restricted payments, create liens on assets, make investments, loans or advances, make acquisitions, engage in mergers or consolidations and engage in certain transactions with affiliates. The debt instruments also include change of control provisions that accelerate or may require the repurchase of outstanding indebtedness in the event of certain change of control events. The debt instruments also require compliance with various financial covenants. Because CPE Resources (which entered into the debt instruments) is our only direct operating subsidiary, complying with these restrictions may prevent us from taking actions that we believe would help us to grow our business. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities.

The breach of any of the covenants or restrictions, unless cured within the applicable grace period, would result in a default under the debt instruments that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. In such an event, we may not have sufficient assets to repay such indebtedness. As a result, any default could have serious consequences to our financial condition. An event of default or an acceleration under one of our debt instruments could also cause a cross-default or cross-acceleration of another debt instrument or contractual obligation, which would adversely impact our liquidity.

In addition, failure to comply with any of the covenants in our existing or future debt instruments could result in a default under those debt instruments and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these debt instruments and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by the debt instruments on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We may not be granted waivers or amendments to these debt instruments if for any reason we are unable to comply with these debt instruments, and we may not be able to refinance our debt on terms acceptable to us, or at all.

Provisions in CPE Resources' debt instruments could discourage an acquisition of us by a third party.

Certain provisions of CPE Resources' debt instruments could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a "change in control" as defined in the indenture, holders of the senior notes could require us to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Risks Related to Our Corporate Structure and Our IPO Structuring Transactions

We are required to pay RTEA for most of the tax benefits we may claim as a result of the tax basis step-up we received in connection with our IPO, related IPO structuring transactions and Secondary Offering. In certain cases, payments to RTEA may be accelerated or exceed our actual cash tax savings. These provisions may deter a change in control of our company.

In connection with our IPO and the acquisition of our membership units of CPE Resources, we entered into the Tax Receivable Agreement with RTEA that requires us to pay to RTEA approximately 85% of the amount of cash tax savings, if any, that we realize as a result of the increases in tax basis that we obtained in connection with the initial acquisition of our interest in CPE Resources, our subsequent acquisition of RTEA's remaining units in CPE Resources, as well as payments made by us under the Tax Receivable Agreement. Due to the size of the increases in the tax basis of our share of CPE Resources' tangible and intangible assets, as well as the increase in our basis in the equity of CPE Resources' subsidiaries and assets held by those subsidiaries, we expect to make substantial payments to RTEA under the Tax Receivable Agreement. As a result of our acquisition of RTEA's remaining units in CPE Resources we have received a further step-up in our tax basis and, accordingly, our obligations under the Tax Receivable Agreement to pay RTEA 85% of any benefits we receive as a result of such further step-up has significantly increased. Our obligation may further increase if there are changes in law, including the increase of current corporate income tax rates. The payment obligations under the Tax Receivable Agreement are not conditioned upon RTEA's or its affiliate's continued ownership of an interest in CPE Resources or our available cash resources. Based on the tax basis of our assets as of December 31, 2010 and CPE Resources' operating plan, the future payments under the Tax Receivable Agreement are estimated to be approximately $190.1 million in the aggregate and are estimated to be payable over the next 20 years. This estimate is based on assumptions related to our business that could change, and the actual payments could differ materially from this estimate. Payments would be greater if we generate income significantly in excess of the amounts used in our operating plan, for example, because we acquire additional LBAs beyond our existing LBAs, and as a result, we realize the full tax benefit of such increased tax basis (or an increased portion thereof).

Certain changes in control require us to make payments to RTEA, which could exceed our actual cash savings and could require us to provide credit support. If we or CPE Resources undergo a change in control other than a change in control caused by RTEA and we do not otherwise elect to terminate the Tax Receivable Agreement as discussed below, payments to RTEA under the Tax Receivable Agreement will continue on a yearly basis but will be based on an agreed upon set of assumptions. In this case, our assumed cash tax savings, and consequently our payments due under the Tax Receivable Agreement, could exceed our actual cash tax savings each year by material amounts. If we undergo such a change in control and our credit rating is impaired, we will be required to obtain credit support with regard to all remaining payments under the agreement. The change of control provisions may deter a potential sale of our company to a third party and may otherwise make it less likely a third party would enter into a change of control transaction with us.

Certain asset transfers outside the ordinary course of our business may require us to make additional or accelerated payments under the Tax Receivable Agreement. In addition to our obligations to make payments to RTEA with respect to our actual cash tax savings, if CPE Resources sells any asset with a gross value greater than $10 million outside the ordinary course of its business in a wholly or partially taxable transaction, we will be required to make yearly payments to RTEA equal to RTEA's deemed cost of financing its accelerated tax liabilities with respect to such sale, and after such asset sales, we will be required to make certain adjustments to the calculation of our actual cash tax savings for taxable years following sales. These adjustments could result in an acceleration of our obligations under the Tax Receivable Agreement. In addition, our debt instruments contain limitations on CPE Resources' ability to make distributions, which could affect our ability to meet these payment obligations. These limitations on CPE Resources' ability to make distributions may limit our ability to engage in certain taxable asset sales or dispositions outside the ordinary course of our business.

Default under the Tax Receivable Agreement will permit RTEA to accelerate our obligations. If we default on our obligations under the Tax Receivable Agreement (including by reason of insufficient cash distributions from CPE Resources), such default will permit RTEA to enforce its rights under the Tax Receivable Agreement, including by acceleration of our obligations thereunder.

Our ability to achieve benefits from any tax basis increase, and, therefore, the payments expected to be made under the Tax Receivable Agreement, depends upon a number of factors, as discussed above, including the timing and amount of our future income. The U.S. Internal Revenue Service could challenge one or more of our tax positions relevant to the Tax Receivable Agreement and a court could sustain such a challenge. Such a challenge could result in a decrease in our tax benefits, as well as our obligations under the Tax Receivable Agreement. We must obtain RTEA's consent prior to settlement of any such challenge if it may affect RTEA's rights and obligations under the Tax Receivable Agreement.

Our results as a separate, stand-alone public company are significantly different from those portrayed in our pre-IPO financial results.

The historical financial information for all periods prior to our IPO included in this Form 10-K was derived from the consolidated financial statements of Rio Tinto and does not reflect what our financial position, results of operations, cash flows, costs or expenses would have been had we been a separate, stand-alone public company during those periods presented. Rio Tinto did not account for us, and we were not operated, as a separate, stand-alone public company for the historical periods presented prior to our IPO. The historical costs and expenses reflected in our consolidated financial statements for periods prior to our IPO also include allocations of certain general and administrative costs and Rio Tinto's headquarters costs. These expenses are estimates and were based on what we and Rio Tinto considered to be reasonable allocations of the historical costs incurred by Rio Tinto to provide these services required in support of our business.

As a separate, stand-alone public company, our cost structure is different and includes both additional recurring costs and nonrecurring costs. Accordingly, our historical consolidated financial information is not reflective of our financial position, results of operations or cash flows or costs had we been a separate, stand-alone public company during all of the periods presented, and the historical financial information is not a reliable indicator of what our financial position, results of operations or cash flows will be in the future.

Prior to the IPO, our directors and executive officers had potential conflicts of interest with us and your interests as shareholders.

Prior to the IPO, at the time of agreeing to certain matters related to the IPO and IPO Structuring Agreements, Cloud Peak Energy Inc. was an indirect wholly-owned subsidiary of Rio Tinto. As a result, the Cloud Peak Energy Inc. directors at that time owed a fiduciary duty solely to Rio Tinto in its capacity as the sole owner of Cloud Peak Energy Inc. and did not owe a fiduciary duty to our post-IPO stockholders. Keith Bailey, William T. Fox III and Chris Tong, all of whom are current "independent" directors of Cloud Peak Energy Inc. under applicable NYSE rules, were also Cloud Peak Energy Inc. directors prior to the IPO and therefore owed a fiduciary duty to Rio Tinto. Upon the effectiveness of the IPO in November 2009, Rio Tinto's ownership of Cloud Peak Energy Inc. was terminated and, accordingly, Messrs. Bailey, Fox and Tong no longer owed a fiduciary duty to Rio Tinto.

Our agreements with Rio Tinto and its affiliates related to our IPO are likely less favorable to us than similar agreements negotiated between unaffiliated third parties.

We entered into various agreements with Rio Tinto and its affiliates in connection with our IPO which address, among other things, the allocation of assets and liabilities between subsidiaries of Rio Tinto and us, responsibility for the disclosures made in our IPO prospectus and in the offering memorandum used in the senior notes offering, our obligation to provide Rio Tinto financial information needed for its public filings, certain ongoing commercial relationships and our responsibility as the manager of CPE Resources to RTEA and KMS as former non-managing members. CPE Resources has agreed to indemnify Rio Tinto for any losses experienced pursuant to these agreements, in certain instances on a dollar-for-dollar basis and in certain other instances by providing additional indemnification calculated on a dollar-for-dollar basis plus a fraction of a dollar equal to the ownership interest of Rio Tinto and its affiliates in CPE Resources at the time the indemnity is payable to Rio Tinto. Because these agreements were entered into while we were part of Rio Tinto, some of the terms of these agreements are likely less favorable to us than similar agreements negotiated between unaffiliated third parties.

Third parties may seek to hold us responsible for liabilities of Rio Tinto that we did not assume.

Third parties may seek to hold us responsible for liabilities of Rio Tinto that we did not assume in connection with our IPO, including liabilities related to the Jacobs Ranch and Colowyo mines, as well as the uranium mining venture that we do not own. Under certain of the IPO Structuring Agreements, RTA will indemnify us for certain claims and losses relating to these liabilities. If those liabilities are significant and we are ultimately held liable for them, we may not be able to recover the full amount of our losses from RTA.

We are a holding company with no direct operations of our own and depend on distributions from CPE Resources to meet our ongoing obligations.

We are a holding company with no direct operations of our own and have no independent ability to generate revenue. Consequently, our ability to obtain operating funds depends upon distributions from CPE Resources and payments under our management services agreement. Pursuant to the

Management Services Agreement between us and CPE Resources, CPE Resources will make payments to us in the form of a management fee and cost reimbursements to fund our day-to-day operating expenses, such as payroll for our officers. However, if CPE Resources cannot make the payments pursuant to the management services agreement, we may be unable to cover these expenses.

The distribution of cash flows by CPE Resources to us will be subject to statutory restrictions under the Delaware Limited Liability Company Act and contractual restrictions under CPE Resources' debt instruments that may limit the ability of CPE Resources to make distributions. In addition, any distributions and payments of fees or costs will be based upon CPE Resources' financial performance.

As the sole member of CPE Resources, we will incur income taxes on any net taxable income of CPE Resources. Our debt instruments allow CPE Resources to distribute cash in amounts sufficient for us to pay our tax liabilities payable to any governmental entity, and, in the ordinary course of business, our obligations under the Tax Receivable Agreement, if any. To the extent we need funds for any other purpose, and CPE Resources is unable to provide such funds because of limitations in its debt instruments, it could have a material adverse effect on our business, financial condition, results of operations or prospects.

If we are determined to be an investment company, we would become subject to burdensome regulatory requirements and our business activities could be restricted.

We do not believe that we are an "investment company" under the Investment Company Act of 1940, as amended. As managing member of CPE Resources, we control CPE Resources and believe our interest in CPE Resources is neither a "security" nor an "investment security," as those terms are defined in the Investment Company Act. If we were to stop participating in the management of CPE Resources, our interest in CPE Resources could be deemed an "investment security" for purposes of the Investment Company Act. Generally, a company is an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (excluding U.S. government securities and cash items). Our sole material asset is our managing membership interest in CPE Resources. A determination that this interest is an investment security could result in our being considered an investment company under the Investment Company Act. As a result, we would become subject to registration and other burdensome requirements of the Investment Company Act. In addition, the requirements of the Investment Company Act could restrict our business activities, including our ability to issue securities.

We and CPE Resources intend to conduct our operations so that we are not deemed an investment company under the Investment Company Act. However, if anything were to occur that would cause us to be deemed to be an investment company, we would become subject to restrictions imposed by the Investment Company Act. These restrictions, including limitations on our capital structure and our ability to enter into transactions with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

Risks Related to Ownership of Our Common Stock

Our common stock has only traded since November 20, 2009 and our stock price could be volatile and could decline for a variety of reasons, resulting in a substantial loss on your investment.

Our common stock has only traded since November 20, 2009. The stock markets generally have experienced extreme volatility, often unrelated to the operating performance of the individual companies whose securities are traded publicly. Broad market fluctuations and general economic conditions may materially adversely affect the trading price of our common stock.

Significant price fluctuations in our common stock could result from a variety of other factors, including, among other things, actual or anticipated fluctuations in our operating results or financial condition, new laws or regulations or new interpretations of existing laws or regulations applicable to our business, sales of our common stock by our shareholders and any other factors described in this "Risk Factors" section of this Form 10-K.

If securities analysts cease coverage about our company and our industry, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock depends in part on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade our stock or issue other negative commentary about our company or our industry. If one or more of these analysts cease coverage of our company, we could lose visibility in the market. The occurrence of one or more of these factors could cause the trading price for our stock to decline.

Future sales of our common stock or other securities convertible into our common stock could cause our stock price to decline.

A decline in the trading price of our common stock due to the occurrence of any future sales of stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and may cause you to lose part or all of your investment in our shares of common stock.

Anti-takeover provisions in our charter documents and other aspects of our structure may discourage, delay or prevent a change in control of our company and may adversely affect the trading price of our common stock.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws and other aspects of our structure may discourage, delay or prevent a change in our management or a change in control over us that stockholders may consider favorable. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

- provide for a classified board of directors, which may delay the ability of our stockholders to change the membership of a majority of our board of directors;
- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt;
- do not provide for cumulative voting;
- provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;
- limit the calling of special meetings of stockholders;
- provide that stockholders may not act by written consent;
- provide that our directors may be removed only for cause;
- require supermajority voting to effect certain amendments to our certificate of incorporation and our bylaws; and
- require stockholders to provide advance notice of new business proposals and director nominations under specific procedures.

In addition, the LLC Agreement requires that we conduct all our business operations through CPE Resources.

Item 1B. ***Unresolved Staff Comments.***

None

Item 2. ***Properties.***

See Item 1 "Business—Mining Operations" for specific information about our mining operations.

Coal Reserves

As of December 31, 2010, we controlled approximately 970 million tons of proven and probable coal reserves. All of our proven and probable reserves are classified as steam coal.

The following table summarizes the tonnage of our coal reserves that is classified as proven or probable, and assigned, as well as our property interest, as of December 31, 2010:

Mine	Proven Preserves	Probable Reserves	Total Proven & Probable Reserves	Assigned Reserves	Reserves Owned	Reserves Leased
		(nearest million, in tons)		(%)	(nearest million, in tons)	
Antelope	244	8	252	100	0	252
Cordero Rojo	300	84	385	100	48	337
Spring Creek	304	25	329	100	0	329
Decker(1)	4	0	4	100	0	4
Total(2)	852	118	970		48	922

(1) Based on our 50% interest in the Decker mine.

(2) Total reflects rounding.

The following table provides the "quality" (sulfur content and average Btu content per pound) of our coal reserves as of December 31, 2010:

Mine	Total Proven & Probable Reserves	Average Btu per lb(1)	Average Sulfur Content	Average Sulfur Content(2)
	(nearest million, in tons)		(%)	(lbs SO_2/mmBtu)
Antelope	252	8,850	0.23	0.52
Cordero Rojo	385	8,425	0.29	0.69
Spring Creek	329	9,350	0.33	0.71
Decker(3)	4	9,450	0.42	0.89
Total(4)	970			

(1) Average Btu per pound includes weight of moisture in the coal on an as-sold basis.

(2) All our coal is considered to be compliance coal under the Clean Air Act.

(3) Based on our 50% interest in the Decker mine.

(4) Total reflects rounding.

We also control certain coal deposits that are contiguous to or near our primary reserve bases. The tons in these deposits are classified as non-reserve coal deposits and are not included in our reported reserves. These non-reserve coal deposits are as follows:

Antelope Mine: 80 million tons
Cordero Rojo Mine: 176 million tons

Our reserve and non-reserve coal deposit estimates as of December 31, 2010 were prepared by our staff of geologists and engineers, who has extensive experience in PRB coal. These individuals are responsible for collecting and analyzing geologic data within and adjacent to leases controlled by us.

A review of our 2010 resources and reserves assessments was completed in January 2011 by John T. Boyd Company, mining and geological consultants, and covered our reserves as of December 31, 2010. The results verified our reserve estimates. Our reserve estimates of approximately 970 million tons for the year ended December 31, 2010 were confirmed by John T. Boyd Company, as well as approximately 256 million tons of non-reserve coal deposits we held as of December 31, 2010.

Our coal reserve estimates are based on data obtained from our drilling activities and other available geologic data. All of our reserves are assigned, associated with our active coal properties, and incorporated in detailed mine plans. Estimates of our reserves are based on more than 7,500 drill holes. Our proven reserves have a typical drill hole spacing of 1,500 feet or less, and our probable reserves have a typical drill hole spacing of 2,500 feet or less.

Along with the geological data we assemble for our coal reserve estimates, our staff of geologists and engineers also analyzes the economic data such as cost of production, projected sales price and other data concerning permitting and advances in mining technology. Various factors and assumptions are utilized in estimating coal reserves, including assumptions concerning future coal prices and operating costs. These estimates are periodically updated to reflect past coal production and other geologic or mining data. Acquisitions or sales of coal properties will also change these estimates. Changes in mining methods or the utilization of new technologies may increase or decrease the recovery basis for a coal seam. We maintain reserve information in secure computerized databases, as well as in hard copy.

Reserve Acquisition Process

Since our inception, we have focused on growth through, among other things, the federal competitive leasing process, including the LBA process, and we continue to identify federal coal leasing opportunities. For example, in 2007 we acquired 107.5 million tons of reserves in an LBA for our Spring Creek mine. In addition, in 2008 we acquired 161 million tons of reserves in an LBA for our Cordero Rojo mine. Similarly, in May 2009 we acquired an additional 48 million tons of reserves with the North Maysdorf LBA tract, for our Cordero Rojo mine.

We acquire a significant portion of our coal through the LBA process, and as a result, substantially all of our coal is held under federal leases. Under this process, before a mining company can obtain new federal coal, the company must nominate a coal tract for lease and then win the lease through a competitive bidding process. The LBA process can last anywhere from two to five years from the time the coal tract is nominated to the time a final bid is accepted by the BLM. After the LBA is awarded, the company then conducts the necessary testing to determine what amount can be classified as reserves and begins the process to permit the coal for mining, which generally takes another two to five years. Third-party legal challenges, such as legal challenges filed in 2010 against the BLM and the Secretary of the Interior by environmental groups with respect to the LBA process in the PRB and the West Antelope II LBA, may result in delays and other adverse impacts on the LBA process.

To initiate the LBA process, companies wanting to acquire additional coal must file an application with the BLM's state office indicating interest in a specific coal tract. The BLM reviews the initial application to determine whether the application conforms to existing land-use plans for that particular tract of land and whether the application would provide for maximum coal recovery. The application is further reviewed by a regional coal team at a public meeting. Based on a review of the available information and public comment, the regional coal team will make a recommendation to the BLM whether to continue, modify or reject the application.

The BLM also allows for small tracts of coal to be acquired through a leasing process known as a Lease by Modification, or LBM. An LBM is a non-competitive leasing process and is used in circumstances where a lessee is seeking to modify an existing federal coal lease by adding less than 960 acres in a configuration that is deemed non-competitive to other coal operators. In June 2010, we entered into a modified coal lease with the BLM through the LBM process to add approximately 48 million tons of proven and probable reserves to one of the Spring Creek mine's existing federal coal leases.

If the BLM determines to continue the application, the company that submitted the application will pay for a BLM-directed environmental analysis or an EIS to be completed. This analysis or impact statement is subject to publication and public comment. The BLM may consult with other government agencies during this process, including state and federal agencies, surface management agencies, Native American tribes or bands, the U.S. Department of Justice or others as needed. The public comment period for an analysis or impact statement typically occurs over a 60-day period.

After the environmental analysis or EIS has been issued and a recommendation has been published that supports the lease sale of the LBA tract, the BLM schedules a public competitive lease sale. The BLM prepares an internal estimate of the fair market value of the coal that is based on its economic analysis and comparable sales analysis. Prior to the lease sale, companies interested in acquiring the lease must send sealed bids to the BLM. The bid amounts for the lease are payable in five annual installments, with the first 20% installment due when the mining operator submits its initial bid for an LBA. Before the lease is approved by the BLM, the company must first furnish to the BLM an initial rental payment for the first year of rent along with either a bond for the next 20% annual installment payment for the bid amount, or an application for history of timely payment, in which case the BLM may waive the bond requirement if the company successfully meets all the qualifications of a timely payor. The bids are opened at the lease sale. If the BLM decides to grant a lease, the lease is awarded to the company that submitted the highest total bid meeting or exceeding the BLM's fair market value estimate, which is not published. The BLM, however, is not required to grant a lease even if it determines that a bid meeting or exceeding the fair market value of the coal has been submitted. The winning bidder must also submit a report setting forth the nature and extent of its coal holdings to the U.S. Department of Justice for a 30-day antitrust review of the lease. If the successful bidder was not the initial applicant, the BLM will refund the initial applicant certain fees it paid in connection with the application process, for example the fees associated with the environmental analysis or EIS, and the winning bidder will bear those costs. Coal won through the LBA process and subject to federal leases are administered by the U.S. Department of Interior under the Federal Coal Leasing Amendment Act of 1976. In addition, we occasionally add small coal tracts adjacent to our existing LBAs through an agreed upon lease modification with the BLM. Once the BLM has issued a lease, the company must next complete the permitting process before it can mine the coal. See "—Environmental and Other Regulatory Matters—Mining Permits and Approvals."

The federal coal leasing process is designed to be a public process, giving stakeholders and other interested parties opportunities to comment on the BLM's proposed and final actions and allow third-party comments. Because of this, third parties, including non-governmental organizations, can challenge the BLM's actions, which may delay the leasing process. If these challenges prove successful or are litigated for a prolonged period of time, a coal company's ability to bid on or acquire a new coal lease could be significantly delayed, or could cause the BLM to not offer a lease for bid at all. In 2010, environmental organizations filed legal challenges against the BLM's findings on the final EIS and other matters associated with the West Antelope II LBA, which was nominated by our Antelope mine. These challenges have created some uncertainty with respect to the timing of the LBA bid and lease acquisition and may ultimately delay the leasing process or prevent mining operations. Even after a lease has been issued and a successful bidder has paid installment money to the BLM, legal challenges may still seek to delay or prevent mining operations. It is possible that subsequent EISs for other mines in the PRB currently underway but not yet final could be similarly challenged. There also exists the possibility of similar challenges to the permitting and licensing process, which is also a public process designed to allow public comments.

Each of our federal coal leases has an initial term of 20 years, renewable for subsequent 10-year periods and for so long thereafter as coal is produced in commercial quantities. The lease requires diligent development within the first ten years of the lease award with a required coal extraction of 1% of the total coal under the lease by the end of that 10-year period. At the end of the 10-year development period, the lessee is required to maintain continuous operations, as defined in the applicable leasing regulations. In certain cases, a lessee may combine contiguous leases into a logical mining unit, or LMU. This allows the production of coal from any of the leases within the LMU to be used to meet the continuous operation requirements for the entire LMU. We currently have an LMU for our Antelope mine. We pay to the federal government an annual rent of $3.00 per acre and production royalties of 12.5% of gross revenues on surface mined coal. The federal government remits approximately 50% of the production royalty payments to the state after deducting administrative expenses. Some of our mines are also subject to coal leases with the states of Montana or Wyoming, as applicable, and have different terms and conditions that we must adhere to in a similar way to our federal leases. Under these federal and state leases, if the leased coal is not diligently developed during the initial 10-year development period or if certain other terms of the leases are not complied with, including the requirement to produce a minimum quantity of coal or pay a minimum production royalty, if applicable, the BLM or the applicable state regulatory agency can terminate the lease prior to the expiration of its term.

Most of the coal we lease from the United States comes from "split estate" lands in which one party, typically the federal government, owns the coal and a private party owns the surface. In order to mine the coal we acquire through the LBA process, we must also acquire rights to mine from the owners of the surface lands overlying the coal. Certain federal regulations provide a specific class of surface owners, Qualified Surface Owners, or QSOs, with the ability to prohibit the BLM from leasing its coal. For example, in connection with a pending LBA that we nominated for our Cordero Rojo mine, the BLM has indicated that certain surface owners satisfy the regulatory definition of QSO. If the land overlying a coal tract is owned by a QSO, federal laws prohibit us from leasing the coal tract without first securing surface rights to the land, or purchasing the surface rights from the QSO, which would allow us to conduct our mining operations. Furthermore, the state permitting process requires us to demonstrate surface owner consent for split estate lands before the state will issue a permit to mine coal. This consent is separate from the QSO consent required before leasing federal coal. The right of QSOs and certain other surface owners allows them to exercise significant influence over negotiations and prices to acquire surface rights and can delay the LBA or permitting processes or ultimately prevent the acquisition of the LBA or permit over that land entirely. There are QSOs that own land adjacent to or near our existing mines that may be attractive acquisition candidates for us. Typically, we seek to purchase the land overlying our coal or enter into option agreements granting us an option to purchase the land upon acquiring an LBA. In some instances, however, we enter into separate lease arrangements with surface owners allowing us to conduct our mining operations on the land. We own substantially all of the land over our reserves.

We also enter into surface leases with other third parties from time to time. The majority of these third-party leases have a term that continues until the exhaustion of the "mineable and merchantable" coal in the lease area. Some of our leases extend for a specific number of years rather than to the exhaustion of the particular mine's reserves, but in all these cases, we believe that the term of years will allow the recoverable reserve to be fully extracted in accordance with our projected mine plan. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to properties leased from private third parties is not usually fully verified until we make a commitment to develop a property, which may not occur until we have obtained the necessary permits and completed exploration of the property.

Office Space

Our corporate headquarters is located in Gillette, Wyoming, where we own approximately 32,000 square feet of office space. In addition, we lease approximately 7,500 square feet of additional office space in Gillette, Wyoming, under two annual leases expiring on June 30, 2011 and May 31, 2012, and we lease approximately 28,100 square feet of office space in Broomfield, Colorado under a lease that expires in February 2021. As of December 31, 2010, all of our long-lived assets were located in the U.S. See Note 18 of Notes to Consolidated Financial Statements in Item 8.

Item 3. *Legal Proceedings.*

MMS Litigation—Decker Mine

The Minerals Management Service, or MMS, a federal agency with responsibility for collecting royalties on coal produced from federal coal leases, issued two disputed assessments against Decker Coal Company: one for coal produced from 1986-1992, and the other for coal produced from 1993-2001. Both assessments concern coal sold by Decker to Big Horn Coal Company, or Big Horn, and Black Butte Coal Company, or Black Butte, and in turn resold by those entities to Commonwealth Edison Company to satisfy requirements under long-term contracts between those entities and Commonwealth Edison. The MMS maintained that Decker's royalties should not be based on the prices at which Decker actually sold coal to Big Horn and Black Butte because MMS did not believe those prices represented the results of arm's length negotiation. MMS based this conclusion on the facts that those entities were both affiliates of KCP, Inc., formerly known as Kiewit Coal Properties, Inc., which is also a 50% owner of Decker, and that the sales were contingent on Big Horn's and Black Butte's ability to resell the coal to Commonwealth Edison, which did not leave Big Horn and Black Butte at market risk. Instead, the MMS assessed Decker's royalties based on the higher prices set under Big Horn's and Black Butte's separate long-term contracts with Commonwealth Edison.

With respect to the period 1986-1992, the MMS assessment did not contain a specific dollar amount. Decker appealed the assessment through the administrative process with the MMS and that appeal was unsuccessful. A further appeal was filed before the United States District Court for the District of Montana. In March 2009, the District Court set aside the MMS assessment and entered judgment for Decker ("Decker I"). The MMS did not appeal the ruling.

With respect to the period 1993-2001, the MMS assessed approximately $7.5 million plus interest, which was estimated to be approximately $11 million inclusive of interest. Decker appealed the MMS assessment through the administrative process with the MMS and that appeal was unsuccessful. A further appeal was filed before the United States District Court for the District of Montana. In February 2010, the District Court vacated the administrative order from the Interior Board of Land Appeals affirming the MMS assessment. The District Court remanded the case to the MMS for further review and noted that the remand would not unduly prejudice Decker in light of the District Court's opinion in Decker I. There is no MMS assessment currently pending against Decker for the 1993 - 2001 period.

We have not accrued a liability in our consolidated financial statements with respect to this matter as any potential losses are not considered to be probable and reasonably estimable. If the MMS issues a new assessment for the 1993 - 2001 period, Decker believes it will have substantive challenges to any such assessment in light of the District Court's decision in Decker I. Decker also believes that it has contractual price escalation protection from any increased assessments for 1993-2001; and that, in addition, Commonwealth Edison has indemnified Black Butte with respect to the 1993-2001 assessment, and that in furtherance of that obligation, Commonwealth Edison or its parent company, Exelon Generation, Inc., has therefore agreed to indemnify Decker directly for such matters. If a new assessment is issued by the MMS for the 1993 - 2001 period and is upheld and the indemnities and/or price protections were ultimately not available to Decker, the resulting Decker liability could be material. As a result of our 50% ownership interest in Decker, our financial results could in turn be materially adversely affected. We consider Decker's conclusions to be reasonable; however, we have not relied upon Decker's conclusions in reaching our decision that any potential losses are not considered probable and reasonably estimable.

Caballo Coal Company Litigation—Spring Creek

In September 2009, Caballo Coal Company ("Caballo"), a subsidiary of Peabody Energy Corporation, commenced an action in Wyoming state court against Spring Creek Coal Company ("Spring Creek"), our wholly-owned subsidiary, asserting that Spring Creek repudiated its allegedly remaining obligation under a 1987 agreement to purchase an additional approximately 1.6 million tons of coal, for which it seeks unspecified damages. Spring Creek believes that it has meritorious defenses to the claim, including that Caballo breached the agreement by failing to make required deliveries in 2006 and 2007. Spring Creek also believes that it has meritorious counterclaims against Caballo. We have not accrued a liability in our consolidated financial statements with respect to this matter as any potential losses are not considered to be probable and reasonably estimable. If, however, the case was determined in an adverse manner to us, the payment of any judgment could be material to our results of operations.

Other Legal Proceedings

We are involved in other legal proceedings arising in the ordinary course of business and may become involved in additional proceedings from time to time. We believe that there are no other legal proceedings pending that are likely to have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or an accrual within a particular fiscal period may adversely impact our results of operations for that period. In addition to claims and lawsuits against us, our LBAs, permits and other industry regulatory processes and approvals may also be subject to legal challenges that may adversely impact our mining operations and results. For example, the West Antelope II LBA, which we have nominated for lease with the Bureau of Land Management, is subject to pending legal challenges filed in 2010 against the Bureau of Land Management and the Secretary of the Interior by environmental organizations.

Item 4. ***Reserved.***

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters.*

Our common stock, $0.01 par value, has traded on the New York Stock Exchange under the symbol "CLD" since November 20, 2009. Prior to November 20, 2009, there was no public market for our common stock.

The following table sets forth the high and low closing sales prices of our common stock, as reported by the NYSE, for each of the periods listed.

	High	Low
Fiscal 2009		
(commencing November 20, 2009)	15.04	12.69
Fiscal 2010		
First Quarter 2010	16.84	13.51
Second Quarter 2010	17.15	13.26
Third Quarter 2010	18.37	13.20
Fourth Quarter 2010	23.23	17.05

As of the close of business on January 31, 2011, we have 1,446 holders of record of our common stock.

Dividend Policy

We have not and we do not anticipate that we will pay cash dividends on our common stock in the near term. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition; results of operations; general business conditions; contractual restrictions, including those under our debt instruments; capital requirements; business prospects; restrictions on the payment of dividends under Delaware Law; and any other factors our Board of Directors deems relevant. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Senior Unsecured Notes and—Senior Secured Revolving Credit Facility."

Stock Performance Graph

The following performance graph compares the cumulative total return on our common stock with the cumulative total return of the following indices: (i) the Standard & Poor's ("S&P") MidCap 400 stock index and (ii) the Custom Composite Index comprised of Alpha Natural Resources, Inc., Arch Coal, Inc., CONSOL Energy, Inc., Massey Energy Company and Peabody Energy Corp. The graph assumes that you invested $100 in our common stock and in each index at the closing price on November 20, 2009, that all dividends were reinvested and that you continued to hold your investment through December 31, 2010. In January 2011, Alpha Natural Resources, Inc. and Massey Energy Company announced they signed a definitive agreement under which Alpha Natural Resources will acquire all outstanding shares of Massey Energy Company common stock, subject to customary closing conditions, including stockholder approval of both companies.

These indices are included for comparative purposes only and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved, and are not intended to forecast or be indicative of possible future performance of our common stock.


COMPARISON OF CUMULATIVE TOTAL RETURN
Cloud Peak Energy
S&P MidCap 400
Custom Composite
DOLLARS
$160
$140
$120
$100
$80
$60
Nov-2009
Dec-2009
Jan-2010
Feb-2010
Mar-2010
Apr-2010
May-2010
Jun-2010
Jul-2010
Aug-2010
Sep-2010
Oct-2010
Nov-2010
Dec-2010

ASSUMES $100 INVESTED ON NOV. 20, 2009
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2010

Company/Market/Peer Group	11/20/2009	12/31/2009	3/31/2010	6/30/2010	9/30/2010	12/31/2010
Cloud Peak Energy	$100.00	$ 98.11	$112.13	$ 89.35	$122.98	$156.54
S&P MidCap 400	$100.00	$105.90	$115.53	$104.45	$118.15	$134.11
Custom Composite	$100.00	$104.34	$106.41	$ 81.60	$ 98.43	$135.21

In accordance with SEC rules, the information contained in the Stock Performance Graph above shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to the SEC's Regulation 14A or 14C, other than as provided under Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that the information be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. ***Selected Financial Data.***

The following tables set forth our selected consolidated financial and other data on a historical basis. The information below should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 "Financial Statements and Supplementary Data" included elsewhere in this report.

We have derived the historical consolidated financial data as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 from our audited consolidated financial statements included in Item 8 of this report. We have derived the historical consolidated balance sheet data as of December 31, 2008, 2007 and 2006 and the historical consolidated statement of operations data for the years ended December 31, 2007 and 2006 from the audited consolidated financial statements of RTEA not included in this report.

The historical financial information for all periods prior to our IPO included in this report was derived from the consolidated financial statements of RTEA and does not reflect what our financial position, results of operations, and cash flows would have been had we been a separate, stand-alone public company during those periods. We were not operated as a separate, stand-alone public company for the periods prior to our IPO. The historical costs and expenses reflected in our consolidated financial statements for those periods include allocations of certain general and administrative expenses incurred by Rio Tinto America and other Rio Tinto affiliates. We believe these allocations were reasonable; however, the allocated expenses are not necessarily indicative of the expenses that would have been incurred if we had been a separate, independent entity.

As a separate, stand-alone public company, our cost structure is different. It includes both additional recurring costs and nonrecurring costs. Accordingly, our historical consolidated financial information is not reflective of our financial position, results of operations or cash flows had we been a separate, stand-alone public company during all of the periods presented, and is not a reliable indicator of what our financial position, results of operations or cash flows will be in the future.

Selected Consolidated Financial and Other Data

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(dollars in thousands, except per share amounts)				
Statement of Operations Data					
Revenues	$1,370,761	$1,398,200	$1,239,711	$1,053,168	$942,841
Operating income(1)	211,875	255,003	124,936	102,731	88,868
Income from continuing operations	117,197	182,472	88,340	53,789	40,537
Income (loss) from discontinued operations(2)	—	211,078	(25,215)	(21,482)	(2,599)
Net income	117,197	393,550	63,125	32,307	37,938
Amounts attributable to controlling interest(3)					
Income from continuing operations	33,737	170,623	88,340	53,789	40,537
Income (loss) from discontinued operations(4)	—	211,078	(25,215)	(21,482)	(2,599)
Net income	33,737	381,701	63,125	32,307	37,938
Earnings per share—basic(3)(4)					
Income from continuing operations	$ 0.98	$ 3.01	$ 1.47	$ 0.90	$ 0.68
Income (loss) from discontinued operations(2)	$ —	$ 3.73	$ (0.42)	$ (0.36)	$ (0.05)
Net income	$ 0.98	$ 6.74	$ 1.05	$ 0.54	$ 0.63
Earnings per share attributable to controlling interest—diluted(3)(4)					
Income from continuing operations	$ 0.98	$ 2.97	$ 1.47	$ 0.90	$ 0.68
Income (loss) from discontinued operations(2)	$ —	$ 3.52	$ (0.42)	$ (0.36)	$ (0.05)
Net income	$ 0.98	$ 6.49	$ 1.05	$ 0.54	$ 0.63

	December 31,				
	2010	2009	2008	2007	2006
	(dollars in thousands)				
Balance Sheet Data					
Cash and cash equivalents	$ 340,101	$ 268,316	$ 15,935	$ 23,616	$ 19,585
Property, plant and equipment, net	1,008,337	987,143	927,910	719,743	703,726
Assets of continuing operations(2)	1,915,107	1,677,596	1,198,023	1,059,366	1,029,269
Total assets	1,915,107	1,677,596	1,785,191	1,781,201	1,723,335
Long-term debt	595,684	595,321	—	500,627	583,181
Federal coal leases and related obligations(5)	126,360	178,367	209,526	70,932	82,554
Liabilities of continuing operations(2)	1,383,908	1,232,118	672,805	1,176,191	1,163,493
Total liabilities	1,383,908	1,232,118	800,025	1,446,240	1,433,480
Controlling interest equity(3)	531,199	252,905	985,166	334,961	289,855
Noncontrolling interest equity(3)	—	192,573	—	—	—

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(dollars in thousands)				
Other Data					
Adjusted EBITDA(6)	$322,733	$320,582	$207,229	$159,845	$119,028
Adjusted EPS(6)	$ 1.62	$ 2.48	$ 1.06	$ 0.46	$ 0.24
Tons sold—company owned and operated mines (millions)	93.7	90.9	93.7	90.7	88.2
Tons sold—Decker mine (millions)(7)	1.5	2.3	3.3	3.5	3.6
Tons sold—total production (millions)	95.2	93.2	97.0	94.2	91.8
Tons purchased and resold (millions)	1.7	10.1	8.1	8.1	8.1
Total tons sold (millions)	96.9	103.3	105.1	102.3	99.9

(1) For the year ended December 31, 2007, operating income reflects an $18.3 million asset impairment charge related to an abandoned ERP systems implementation. The ERP systems implementation was a worldwide Rio Tinto initiative designed to align processes, procedures, practices and reporting across all Rio Tinto business units. The implementation was abandoned in connection with Rio Tinto's actions to divest our business.

(2) Discontinued operations includes the operations, net of related income taxes, of the Colowyo coal mine, the Jacobs Ranch coal mine and the uranium mining venture, which RTEA disposed of prior to our IPO. For the year ended December 31, 2009, discontinued operations includes the $264.8 million pre-tax gain on sale of the Jacobs Ranch

coal mine. Assets and liabilities of continuing operations exclude balances associated with discontinued operations. See Note 4 of Notes to Consolidated Financial Statements in Item 8.

(3) For periods prior to our IPO, income or loss attributable to controlling interest reflects income or loss attributable to RTEA as the former parent company, and includes 100% of income or loss from CPE Resources and its subsidiaries. For the period following our IPO up to the Secondary Offering, income or loss attributable to controlling interest reflects our interest in CPE Resources and its subsidiaries. Noncontrolling interest equity at December 31, 2009 reflects the interest in CPE Resources held by RTEA and an affiliate of RTEA. As of December 31, 2010, as a result of the Secondary Offering completed in December 2010, CPE Resources is a wholly-owned subsidiary of Cloud Peak Energy Inc.

(4) Earnings per share for periods prior to the IPO assumes 60,000,000 outstanding shares, which is the number of shares that our predecessor, RTEA, would have been required to have outstanding in prior periods based on the capital structure of Cloud Peak Energy Inc., which requires a one-to-one ratio between the number of shares of common stock outstanding and the number of common membership units in CPE Resources held by Cloud Peak Energy Inc. See Note 16 of Notes to Consolidated Financial Statements in Item 8.

(5) Federal coal leases and related obligations includes the current and long-term portions of discounted obligations pursuant to federal coal leases of $118.3 million, $169.1 million, $206.3 million, $67.6 million and $79.0 million as of December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(6) EBITDA, Adjusted EBITDA and Adjusted EPS are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles in the U.S., or U.S. GAAP. A quantitative reconciliation of Adjusted EBITDA to income from continuing operations and Adjusted EPS to EPS (as defined below) is found in the tables below.

EBITDA represents income from continuing operations before (1) interest income (expense) net, (2) income tax provision, (3) depreciation and depletion, (4) amortization, and (5) accretion. Adjusted EBITDA represents EBITDA as further adjusted to exclude specifically identified items that management believes do not directly reflect our core operations. For the periods presented herein, the specifically identified items are the income statement impacts of: (1) the tax agreement and (2) our significant broker contract that expired in the first quarter of 2010.

Adjusted EPS represents diluted earnings (loss) per share from continuing operations attributable to controlling interest ("EPS"), adjusted to exclude the estimated per share impact of the same specifically identified items used to calculate Adjusted EBITDA and described above.

Adjusted EBITDA is an additional tool intended to assist our management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our core operations. Adjusted EBITDA is a metric intended to assist management in evaluating operating performance, comparing performance across periods, planning and forecasting future business operations and helping determine levels of operating and capital investments. Period-to-period comparisons of Adjusted EBITDA are intended to help our management identify and assess additional trends potentially impacting our company that may not be shown solely by period-to-period comparisons of income from continuing operations. Adjusted EBITDA may also be used as part of our incentive compensation program for our executive officers and others.

We believe Adjusted EBITDA and Adjusted EPS are also useful to investors, analysts and other external users of our consolidated financial statements in evaluating our operating performance from period to period and comparing our performance to similar operating results of other relevant companies. Adjusted EBITDA allows investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and depletion, amortization and accretion and other specifically identified items that are not considered to directly reflect our core operations. Similarly, we believe Adjusted EPS provides an appropriate measure to use in assessing our performance across periods given that this measure provides an adjustment for certain specifically identified significant items that are not considered to directly reflect our core operations, the magnitude of which may vary drastically from period to period and, thereby, have a disproportionate effect on the earnings per share reported for a given period.

Our management recognizes that using Adjusted EBITDA and Adjusted EPS as performance measures has inherent limitations as compared to income from continuing operations, EPS or other U.S. GAAP financial measures, as these non-GAAP measures exclude certain items, including items that are recurring in nature, which may be meaningful to investors. Adjusted EBITDA excludes interest expense and interest income; however, as we have historically borrowed money in order to finance transactions and operations, and have invested available cash to generate interest income, interest expense and interest income are elements of our cost structure and influence our ability to generate revenue and returns for shareholders. Adjusted EBITDA excludes depreciation and depletion and amortization; however, as we use capital and intangible assets to generate revenues, depreciation, depletion and amortization are necessary elements of our costs and ability to generate revenue. Adjusted EBITDA also excludes accretion expense; however, as we are legally obligated to pay for costs associated with the reclamation and closure of our mine sites, the periodic accretion expense relating to these reclamation costs is a necessary element of our costs and ability to generate revenue. Adjusted EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. Adjusted EBITDA and Adjusted EPS exclude tax agreement expense; however, this represents our current estimate of payments we will be required to make to Rio Tinto under our Tax Receivable Agreement. Finally, Adjusted EBITDA and Adjusted EPS exclude income statement amounts attributable to our significant broker contract that expired in the first quarter of 2010; however, this historically represented a positive contribution to our operating results.

As a result of these exclusions, Adjusted EBITDA and Adjusted EPS should not be considered in isolation and do not purport to be alternatives to income from continuing operations, EPS or other U.S. GAAP financial measures as a measure of our operating performance.

When using Adjusted EBITDA as a performance measure, management intends to compensate for these limitations by comparing it to income from continuing operations in each period, so as to allow for the comparison of the performance of the underlying core operations with the overall performance of the company on a full-cost, after-tax basis. Using Adjusted EBITDA and income from continuing operations to evaluate the business allows management and investors to (a) assess our relative performance against our competitors and (b) ultimately monitor our capacity to generate returns for shareholders.

Because not all companies use identical calculations, our presentations of Adjusted EBITDA and Adjusted EPS may not be comparable to other similarly titled measures of other companies. Moreover, our presentation of Adjusted EBITDA is different than EBITDA as defined in our debt financing agreements.

A reconciliation of net income from continuing operations to Adjusted EBITDA for each of the periods presented is as follows:

	Year Ended December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
	(dollars in thousands)				
Net income from continuing operations	$117,197	$182,472	$ 88,340	$ 53,789	$ 40,537
Interest income	(565)	(320)	(2,865)	(7,302)	(3,604)
Interest expense	46,938	5,992	20,376	40,930	38,785
Income tax provision	31,982	68,249	25,318	18,050	11,717
Depreciation and depletion	100,023	97,869	88,972	80,133	59,352
Amortization	3,197	28,719	45,989	34,512	34,957
Accretion	12,499	12,587	12,742	12,212	10,088
EBITDA	311,271	395,568	278,872	232,324	191,832
Tax agreement expense	19,669	—	—	—	—
Expired significant broker contract	(8,207)	(74,986)	(71,643)	(72,479)	(72,804)
Adjusted EBITDA	$322,733	$320,582	$207,229	$159,845	$119,028

A reconciliation of diluted earnings (loss) per common share attributable to controlling interest from continuing operations to Adjusted EPS for the periods presented is as follows:

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Diluted earnings (loss) per common share attributable to controlling interest from continuing operations	$ 0.98	$ 2.97	$ 1.47	$ 0.90	$ 0.68
Expired significant broker contract	(0.09)	(0.49)	(0.41)	(0.44)	(0.44)
Tax agreement expense	0.57	—	—	—	—
Change in net value of deferred tax assets	0.16	—	—	—	—
Adjusted EPS	$ 1.62	$ 2.48	$ 1.06	$ 0.46	$ 0.24
Weighted-average shares outstanding	34,305,205	60,000,000	60,000,000	60,000,000	60,000,000

(7) Based on our 50% interest in the Decker mine.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

This Item 7 is intended to help the reader understand our results of operations and financial condition. This discussion should be read in conjunction with our consolidated financial statements in Item 8, the section entitled "Cautionary Note Regarding Forward-Looking Statements" and Item 1A "Risk Factors."

Overview

We are the third largest producer of coal in the U.S. and in the PRB based on 2010 coal production. We operate some of the safest mines in the coal industry. For 2010, MSHA data for employee injuries showed our mines had the lowest employee all injury incident rate among the five largest U.S. coal producing companies. We operate solely in the PRB, the lowest cost of the major coal producing regions in the U.S., and operate two of the four largest coal mines in the region and in the U.S. Our operations include three wholly-owned surface coal mines, two of which, the Antelope Coal mine and the Cordero Rojo mine, are in Wyoming and one of which, the Spring Creek Coal mine, is in Montana. We also own a 50% non-operating interest in a fourth surface coal mine in Montana, the Decker mine. We produce sub-bituminous steam coal with low sulfur content and sell our coal primarily to domestic electric utilities.

Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering

Prior to our IPO and the related structuring transactions, CPE Resources was a wholly-owned subsidiary of RTEA, which is our predecessor for financial reporting purposes. See "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" in Note 2 of Notes to Consolidated Financial Statements in Item 8. On November 19, 2009, Cloud Peak Energy Inc. acquired from RTEA 51% of the common membership units in CPE Resources in exchange for a promissory note, which was repaid on November 25, 2009 using the proceeds from our IPO, and became the managing member of CPE Resources. As a result of these transactions, Cloud Peak Energy Inc. became a publicly owned holding company with a controlling interest in CPE Resources and its subsidiaries.

On December 15, 2010, Cloud Peak Energy Inc. priced the Secondary Offering of 29,400,000 shares of its common stock. In connection with the Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources is now a wholly-owned subsidiary of Cloud Peak Energy Inc. In addition, the elimination of Rio Tinto as a member results in the elimination of noncontrolling interest in our consolidated balance sheet during the period. The statement of operations for the year ended December 31, 2010 will present the portion of income attributable to the noncontrolling interest through the date of the Secondary Offering and no income will be attributable to the noncontrolling interest in future periods. This transaction also resulted in an increase to the undiscounted future liability under the Tax Receivable Agreement of $123.6 million and an increase to our deferred income taxes of $93.6 million net of valuation allowances.

For all periods presented, our historical consolidated financial statements include the accounts of CPE Resources and its subsidiaries. For periods ending after July 31, 2008 (the date Cloud Peak Energy Inc. was incorporated), our consolidated financial statements include the accounts of Cloud Peak Energy Inc.; however, Cloud Peak Energy Inc. did not have any business operations or material transactions prior to November 19, 2009. For periods prior to November 20, 2009, our consolidated financial statements also include the accounts of RTEA, which was the parent company of CPE Resources prior to our IPO structuring transactions. As a result of our IPO structuring transactions, our consolidated financial statements reflect Cloud Peak Energy Inc. as the parent company and no longer include the accounts of RTEA, our former parent company. For periods between November 20, 2009 (the date of the IPO) and December 15, 2010 (the date of the Secondary Offering), Rio Tinto's ownership interest in CPE Resources is reported as a noncontrolling interest in our consolidated financial statements.

The IPO structuring transactions and related agreements were entered into by Cloud Peak Energy Inc., CPE Resources, RTEA and other Rio Tinto affiliates while they were under common control by Rio Tinto. In accordance with U.S. GAAP we did not adjust the historical financial reporting carrying amounts of our assets and liabilities in connection with the IPO structuring transactions or the Secondary Offering.

Our IPO and the related structuring transactions had significant effects on the comparability of our 2009 and 2010 consolidated financial statements with our consolidated financial statements for prior annual periods. These effects include the following:

- *Related Party Transactions:* Prior to our IPO, our consolidated balance sheets included substantial amounts due from or to related parties, reflecting balances arising from services that we received from Rio Tinto and cash transfers pursuant to a cash management arrangement with Rio Tinto. In connection with our IPO, substantially all amounts due from or to Rio Tinto were cancelled and converted to equity. At December 31, 2010 and 2009, amounts due from or to related parties primarily reflect certain transitional arrangements with Rio Tinto that were concluded in 2010.

- *Financing and Cash Management:* As a consequence of our participation in the Rio Tinto cash management arrangement prior to our IPO, we did not enter into any significant financing arrangements directly with third parties and we did not maintain any significant cash balances, except for cash balances held by our Decker joint venture which we consolidate on a pro rata basis. In connection with our IPO, we received cash proceeds from the issuance of senior notes and entered into a revolving credit facility with third-party lenders. We no longer participate in Rio Tinto's cash management arrangement and we retained a substantial portion of the senior notes proceeds in order to fund a portion of our anticipated future operating, financing and capital expenditure requirements. As a result of these transactions, our December 31, 2010 and

2009 consolidated balance sheets reflect significant amounts of cash and cash equivalents, restricted cash and long-term debt, which were not reflected in our balance sheets at prior reporting dates. In addition, our operating results for the period following our IPO reflect interest expense related to our new debt financing arrangements.

- *Cost Structure:* Prior to our IPO, we prepared our financial statements on a carve-out basis. Accordingly, our pre-IPO operating results included allocations of general and administrative expenses incurred on our behalf by Rio Tinto affiliates. In 2008 and 2009, our pre-IPO operating results also reflected significant expenses that were incurred in connection with Rio Tinto's divestiture of our business. Following our IPO, our operating results are no longer affected by Rio Tinto expense allocations and divestiture expenses. However, during the second half of 2009 and through 2010, we incurred recurring and nonrecurring expenses that are necessary to operate effectively as a stand-alone public company.

- *Income Taxes:* Prior to our IPO, our taxable income was included in Rio Tinto America's consolidated federal income tax return and we recognized income tax expense in our carve-out consolidated financial statements on a stand-alone, separate-return basis. As a result of our IPO and related structuring transactions, we recognize income taxes in our consolidated financial statements based on pre-tax income that we expect to report in Cloud Peak Energy Inc.'s federal income tax return, which consists primarily of our interest (51.7% to the date of the Secondary Offering; 100% as of December 31, 2010) in CPE Resources' pre-tax income. We did not recognize any income taxes that Rio Tinto America may be subject to in connection with its noncontrolling interest (48.3% to the date of the Secondary Offering; 0% as of December 31, 2010) in CPE Resources, which is generally not a tax-paying entity. During the periods that we did not recognize income taxes on the noncontrolling interest share of CPE Resources' pre-tax income (i.e. between our IPO and the Secondary Offering), our effective income tax rate (i.e., total income tax expense as a percentage of total pre-tax income) was lower.

- *Deferred Taxes:* In connection with our IPO and structuring transactions, we eliminated RTEA's deferred income tax accounts from our consolidated balance sheet and we recorded deferred income taxes related to the difference between the financial reporting carrying amount and the tax basis of Cloud Peak Energy Inc.'s investment in CPE Resources. The deferred taxes that we recorded reflect an increase in tax basis that resulted from our IPO structuring transactions and apply only to the 51.0% interest in CPE Resources that was acquired by Cloud Peak Energy Inc. on November 19, 2009. The deferred taxes that we eliminated did not reflect the increase in tax basis, but applied to 100% of the assets and liabilities of CPE Resources, based on RTEA's prior 100% ownership of CPE Resources. In connection with the Secondary Offering, we recorded additional deferred income taxes related to the difference between the financial reporting carrying amount and the tax basis of Cloud Peak Energy Inc.'s additional investment in CPE Resources.

- *Tax Receivable Agreement:* In connection with our IPO, Cloud Peak Energy Inc. entered into a Tax Receivable Agreement with RTEA and recognized a liability for the undiscounted amounts that we estimate will be paid to RTEA under this agreement. The amounts to be paid will be determined based on a calculation of future income tax savings that we actually realize as a result of the tax basis increase that resulted from our IPO structuring transactions. Periodically, we will adjust the estimated liability to reflect an updated forecast of our future taxable income and these adjustments will be reflected in our operating results. The assumptions reflected in our estimates involve significant judgment and are subject to substantial uncertainty about future events. Changes in these estimates may have material and unpredictable effects on our future operating results. In connection with the Secondary Offering, we have an additional tax basis increase, resulting in an increased tax agreement liability.

- *Noncontrolling Interest:* Prior to our IPO and related structuring transactions, our consolidated subsidiaries, including CPE Resources, were wholly owned by RTEA, except for Decker, which is proportionately consolidated as discussed below. As a result of our IPO, the carrying amount of the noncontrolling interest and the portion of our net income that is attributable to the noncontrolling interest was not equal to 48.3% of consolidated equity or of our consolidated net income due to the effects of income taxes and related agreements that pertain solely to Cloud Peak Energy Inc.

  The portion of our net income that is attributable to the noncontrolling interest will reflect Rio Tinto's ownership in CPE Resources through the Secondary Offering.

  The following unaudited pro forma condensed consolidated results of operations have been prepared as if the Secondary Offering had occurred as of January 1, 2010. The pro forma results are not necessarily indicative of the actual results that would have occurred had the Secondary Offering been in effect for the period presented, nor are they necessarily indicative of the results that may be obtained in the future.

	Historical	Adjustments	Pro Forma
Net income	$ 117,197	$(28,451)	$ 88,746
Less: Net income attributable to noncontrolling interest	83,460	(83,460)	—
Net income attributable to controlling interest	$ 33,737	$ 55,009	$ 88,746
Earnings per common share attributable to controlling interest			
Basic	$ 0.98		$ 1.48
Diluted	$ 0.98		$ 1.47
Weighted-average shares outstanding			
Basic	34,305,205		60,000,000
Diluted	34,305,205		60,168,263

  Pro forma adjustments primarily include the impact of the elimination of RTEA's noncontrolling interest and the additional income tax expense that results from the attribution of additional CPE Resources income to Cloud Peak Energy Inc.'s controlling interest in CPE Resources. Additionally, the basic and diluted weighted-average shares outstanding reflect the additional 29,400,000 shares offered in the Secondary Offering.

Discontinued Operations

Our historical consolidated financial statements include discontinued operations related to assets that were transferred or sold prior to our IPO and related structuring transactions:

- RTEA transferred its interests in the Colowyo mine, a coal mine in Colorado and the uranium mining venture to Rio Tinto America on October 7, 2008, and those interests were not contributed to CPE Resources.
- In March 2009, CPE Resources entered into an agreement to sell its ownership interest in the Jacobs Ranch mine, a coal mine in Wyoming, to Arch Coal, Inc. This transaction closed on October 1, 2009 and the proceeds from this sale were distributed to Rio Tinto America.

The assets, liabilities and results of operations of the Jacobs Ranch mine, the Colowyo mine, and the uranium mining venture are presented as discontinued operations in our historical consolidated financial statements. Consequently, the discussion of our results of operations below focuses on continuing operations as reported in our historical consolidated financial statements. Any forward-looking statements exclude the discontinued operations.

Decker Mine

We hold a 50% non-operating interest in the Decker mine in Montana through a joint-venture agreement. Under the terms of our joint-venture agreement, a third-party mine operator manages the day-to-day operations of the Decker mine. We account for our pro-rata share of assets and liabilities in our undivided interest in the joint venture using the proportionate consolidation method, whereby our share of assets, liabilities, revenues and expenses are included in the appropriate classification in our consolidated financial statements.

Core Business Operations

As of December 31, 2010, we controlled approximately 970 million tons of proven and probable coal reserves. For the year ended December 31, 2010, we produced 95.3 million tons of coal and sold 96.9 million tons of coal.

Our key business drivers include the following:

- the volume of coal produced and shipped domestically and internationally;
- the price for which we sell our coal;
- the costs of mining, including labor, repairs and maintenance, fuel, explosives, depreciation of capital equipment, depletion of coal leases and regulatory compliance; and
- capital expenditures to acquire property, plant and equipment.

The volume of coal that we sell and deliver in any given year is driven by the amount of global and domestic demand for electric power. Demand for electric power may be affected by many factors including weather patterns, environmental and legal challenges, political influences, international and domestic economic conditions, and other factors discussed in this Item 7 and in Item 1A of this Form 10-K.

The price at which we sell our coal is a function of the demand relative to the supply for coal, domestically and internationally. As a region's demand increases, prices are also subject to increase, which improves the viability of transporting our coal to a more diverse customer base. We typically enter into longer term contracts with our customers which helps mitigate the risks associated with any imbalance in supply and demand. In addition, international demand has increased, enabling us to increase exports of coal.

We typically seek to enter into the year with expected production fully sold; however, as a result of our remaining unsold and index priced position for 2011 through 2012, we believe we are well positioned to benefit from continued near-term demand and pricing. If, however, the U.S. and international coal markets return to the depressed levels experienced in 2009, our results could be adversely affected.

In line with the worldwide mining industry, we have experienced increased operating costs for mining equipment, diesel fuel and supplies, and employee wages and salaries. Changes in the cost of commodities related to our production process, such as diesel fuel, will result in changes in the cost of coal production. We have not entered into any hedging or other arrangements to reduce the volatility in the price of commodities used for our operations, although we may do so in the future. As is common in the PRB, coal seams at our existing mines naturally deepen at a gradient of approximately 2% to 3%. Strip ratios have a direct correlation with our costs.

Should the costs of acquiring future federal coal leases and associated surface rights increase, our depletion costs will also increase.

Global Climate Change

Enactment of laws or passage of regulations regarding emissions from the combustion of coal by the U.S. or some of its states or by other countries, or other actions to limit such emissions, could result in electricity generators switching from coal to other fuel sources. Additionally, the creation and issuance of subsidies designed to encourage use of alternative energy sources could decrease the demand of coal as an energy source. The potential financial impact on us of future laws, regulations or subsidies will depend upon the degree to which electricity generators diminish their reliance on coal as a fuel source as a result of the laws, regulations or subsidies. That, in turn, will depend on a number of factors, including the appeal and design of the subsidies being offered, the specific requirements imposed by any such laws or regulations, the time periods over which those laws or regulations would be phased in and the state of commercial development and deployment of carbon capture and storage technologies. In view of the significant uncertainty surrounding each of these factors, it is not possible for us to reasonably predict the impact that any such laws or regulations may have on our results of operations, financial condition or cash flows. See Item 1, "Business—Environmental and Other Regulatory Matters—Climate Change" and Item 1A, "Risk Factors" for additional discussion regarding how climate change and other environmental regulatory matters impact our business.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Domestic shipments from our owned and operated mines increased from 89.3 million tons in 2009 to 90.4 million tons in 2010 while shipments to Asian export customers supplied by our Spring Creek mine increased from 1.6 million tons to 3.3 million tons resulting in total shipments increasing from 90.9 million tons to 93.7 million tons. Deliveries to domestic customers increased due to improved economic conditions and weather patterns leading to higher demand for coal-fired electricity. Export deliveries increased due to strengthening international demand for thermal coal.

Total 2010 shipments including our share of the Decker mine and broker sales decreased from 103.3 million tons in 2009 to 96.9 million tons in 2010. This decrease is primarily due to the expiration of our significant broker sales contract in early 2010. During 2009 and the beginning of 2010, we had one significant broker sales contract under which our subsidiary, Spring Creek Coal LLC, sold coal to a wholesale power generation company. The contract expired following final deliveries made under the contract in the first quarter of 2010, and the related contract rights intangible asset has been fully amortized. This broker sales contract contributed $140.4 million and $13.7 million of revenues for the years ended December 31, 2009 and 2010, respectively. Income before tax related to this contract was $46.3 million and $5.0 million for those same periods, respectively, which is net of related expenses, including amortization of an intangible asset for the related contract rights of $28.7 million and $3.2 million, respectively.

Additionally in 2010, we continued to focus on our cost management efforts, which resulted in reducing employee overtime, and optimizing repairs and maintenance expense. For our owned and operated mines, the weighted average cost of diesel fuel was $2.50 per gallon for the year ended December 31, 2010, compared to $1.87 per gallon for the year ended December 31, 2009. Diesel fuel and lubricant expenses represented 9.2% and 7.8% of cost of coal production at our owned and operated mines for the year ended December 31, 2010 and 2009, respectively.

Revenues

The following table presents revenues for the years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,		Change	
	2010	2009	$	Percent
Owned and operated mines	$1,154.7	$1,072.1	82.6	7.7
Other operations	216.1	326.1	(110.0)	(33.7)
Total revenue	$1,370.8	$1,398.2	(27.4)	(2.0)

The increase in revenue from our owned and operated mines reflects a 4.5% increase in the average price per ton of coal sold, from $11.79 in 2009 to $12.32 in 2010, and a 3.1% increase in shipments, from 90.9 million tons in 2009 to 93.7 million in 2010.

The increase in average price per ton sold reflects the strong demand for PRB coal due to prevailing economic and industry conditions at the time we entered into the related coal supply contracts.

Other revenues consist primarily of our share of revenues from coal produced at the Decker mine, broker coal sales and billings for transportation and delivery services. Our share of revenues from coal produced at the Decker mine decreased reflecting a decline in shipments partially offset by higher average price per ton. Broker coal sales reduced following the expiration of our significant contract that expired in the first quarter of 2010. Revenues from transportation and delivery services increased, as a result of a higher volume of coal sold on a delivered basis, including export sales with delivered pricing terms that include rail and port charges, where we arranged and paid for the freight costs and charged our customers on a cost-plus basis for providing this service.

Cost of Product Sold

The following table presents cost of product sold for the years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,		Change	
	2010	2009	$	Percent
Owned and operated mines	$803.3	$722.1	81.2	11.2
Other operations	175.6	211.4	(35.8)	(16.9)
Total cost of product sold	$978.9	$933.5	45.4	4.9

The increase in costs for our owned and operated mines reflects a 3.1% increase in tons shipped from our mines, and a 7.9% increase in the cost per ton of coal produced, from $7.94 in 2009 to $8.57 in 2010. The increase in the cost per ton of coal produced is primarily the result of a 9.2% per ton increase in royalties and production taxes, which reflects the higher average sales prices realized on our 2010 coal shipments as well as updates to estimates for non-income based taxes. Excluding royalties and production taxes, the cost per ton of coal produced increased from $4.53 to $4.83. The increase in the cost per ton of coal produced is primarily the result of increases in costs related to the price of diesel fuel and lubricants, and a higher strip ratio in 2010 compared to 2009 as our mines move into deeper mining areas.

The cost of coal produced by the Decker mine decreased $3.0 million in 2010, reflecting lower production volumes partially offset by higher unit production costs. In addition, the cost of purchased coal decreased $86.7 million, primarily as a result of decreases of $64.7 million related to our significant broker sales contract that expired in 2010 and $20.0 million for other broker sales of purchased coal. The decreases in coal purchased related to our significant broker sales contract and other broker transactions are consistent with the related decreases in broker sales revenues in 2010. These decreases are partially offset by an increase in international exports in 2010, which resulted in an increase in freight and handling costs.

Operating Income

The following table presents operating income for the years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,		Change	
	2010	2009	$	Percent
Operating income	$211.9	$255.0	(43.1)	(16.9)

Operating income was affected by the following factors in addition to those discussed above:

- A decrease in amortization expense of $25.5 million, which is attributable to the expiration of the significant broker contract in the first quarter of 2010.
- A decrease in selling, general, and administrative costs primarily due to costs incurred in 2009 associated with our IPO that were not incurred in 2010, offset by the increased costs to operate as a stand-alone public entity and execute the Secondary Offering.

Total Other Expense

The following table presents total other expense for the years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,		Change	
	2010	2009	$	Percent
Total other expense	$65.9	$5.7	60.2	*

* Change from prior period is not a relevant percentage

Total other expense increased due to an increase in interest expense on our $600 million of Senior Notes, which were outstanding for the full year in 2010 compared to approximately one month in 2009. Additionally, during the third quarter, we completed our annual update of our most recent operating plans and the resulting projected estimated future taxable income. This resulted in an increase in the estimated liability due to Rio Tinto under the Tax Receivable Agreement, resulting in a $19.7 million charge to non-operating income. See Note 13 of Notes to Consolidated Financial Statements in Item 8.

Income Tax Provision

The following table presents our income tax provision for the years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,		Change	
	2010	2009	$	Percent
Income tax provision	$32.0	68.2	(36.2)	(53.1)
Effective tax rate	21.9%	27.4%		

The effective income tax rate decreased to 21.9% for the year ended December 31, 2010 from 27.4% for the year ended December 31, 2009. The decrease is primarily attributable to RTEA's former non-controlling interest for which we did not accrue taxes, offset by the effect of the revaluation of our deferred tax assets as a result of the update to the Tax Receivable Agreement liability. The adjustment to the effective tax rate for the post-Secondary Offering period in 2010 to account for pretax income attributable to the controlling interest increased our effective tax rate by approximately 0.3%. See Note 13 of Notes to Consolidated Financial Statements in Item 8.

Discontinued Operations

The following table presents discontinued operations for the years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,		Change	
	2010	2009	$	Percent
Discontinued operations	$—	$211.1	(211.1)	(100)

The change in discontinued operations was primarily attributable to the related transactions being completed in the prior year, with no impact to 2010.

Income Attributable to Noncontrolling Interest

The following table presents income attributable to noncontrolling interest for the years ended December 31, 2010 and 2009 (in millions):

Noncontrolling interest January 1, 2009 through November 19, 2009	$ —
Noncontrolling interest November 19, 2009 through December 31, 2009	11.8
December 31, 2009 income attributable to noncontrolling interest	$11.8
Noncontrolling interest January 1, 2010 through December 15, 2010	$83.5
Noncontrolling interest December 15, 2010 through December 31, 2010	—
December 31, 2010 income attributable to noncontrolling interest	$83.5

Income attributable to noncontrolling interest of $83.5 million for the Year Ended December 31, 2010 represents Rio Tinto's interest in CPE Resources net income for the period from January 1, 2010 through December 15, 2010. The portion of net income that is attributable to the noncontrolling interest is not equal to 48.3% of consolidated equity or of consolidated net income due to the effects of income taxes and related agreements that pertain solely to Cloud Peak Energy Inc as well as the timing of the Secondary Offering. Specifically, the $19.7 million expense related to the change in the Tax agreement liability and related adjustments of $5.4 million to the net value of deferred tax assets are not attributable to the noncontrolling interest. There was no noncontrolling interest prior to our IPO on November 19, 2009 or after the Secondary Offering on December 15, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

During the first half of 2008, due to a favorable supply and demand balance for PRB coal, increasing prices for our coal enabled us to enter into long-term contracts at higher prices. Since mid-2008, however, the economic downturn, particularly with respect to the U.S. economy, coupled with the global financial and credit market disruptions, had an adverse impact on the coal industry. As a result of our long-term contracting strategy, in which we enter into forward contracts for a significant portion of our coal, we experience a lag in revenue trends compared to spot price fluctuations.

Consequently, despite a decrease in tons sold from 2008 to 2009, we experienced an increase in total revenues from sales of coal.

The weak market conditions during 2009 resulted in decreased demand for our coal and lower spot prices, and the fixed price contracts we entered into for future sales were at lower prices than the contractual prices we were able to achieve in 2008 for future sales. These lower prices will negatively impact our future revenues for the contractual periods, which historically have been one to five years; however, we are currently experiencing a period where we, and our customers, are seeking to enter into contracts with shorter terms, which may mitigate the impact. To further mitigate the potentially negative impact on our operating results, we have focused our cost management efforts, which resulted in reducing utilization of contractors, lowering employee overtime, and optimizing repairs and maintenance expense.

Revenues

The following table presents revenues for the years ended December 31, 2009 and 2008 (in millions):

	Year Ended December 31,		Change	
	2009	2008	$	Percent
Owned and operated mines	$1,077.2	$ 978.3	98.9	10.1
Other operations	321.0	261.4	59.6	22.8
Total revenue	$1,398.2	$1,239.7	158.5	12.8

The increase in revenues from our owned an operated mines reflects a 13.5% increase in the average price per ton of coal sold, from $10.44 in 2008 to $11.85 in 2009, and a 3.0% decrease in shipments, from 93.7 tons in 2008 to 90.9 million tons in 2009. The increase in average price per ton sold reflects the strong demand for PRB coal due to prevailing economic and industry conditions at the time we entered into the related coal supply contracts. The decrease in volume reflects the downturn in the overall economic conditions in the U.S. markets near the end of 2008 and continuing into 2009, which resulted in certain customers not taking all of their contracted purchases of coal. Our share of revenues from coal produced at the Decker mine decreased, reflecting a decline in shipments partially offset by higher average price per ton.

The balance of our revenues consist primarily of broker coal sales including revenues from our significant broker sales contract that expired in 2010 of $140.4 million and $135.1 million for the years 2009 and 2008, respectively, and billings for transportation and delivery services. Other broker coal sales increased by $28.1 million in 2009 compared to 2008, reflecting increases in shipments and average selling prices. Revenues from transportation and delivery services increased by $39.6 million, as a result of a higher volume of coal sold on a delivered basis, including export sales with delivered pricing terms that include rail and port charges, where we arranged and paid for the freight costs and charged our customers on a cost-plus basis for providing this service. Other revenues, which in 2008 included $6.3 million from a Decker contract settlement, decreased $5.1 million in 2009.

Cost of Product Sold

The following table presents cost of product sold for the years ended December 31, 2009 and 2008 (in millions):

	Year Ended December 31,		Change	
	2009	2008	$	Percent
Owned and operated mines	$722.7	$730.0	(7.3)	1.0
Other operations	210.8	164.0	46.8	28.5
Total cost of product sold	$933.5	$894.0	39.5	4.4

The largest component of cost of product sold is the cost of coal produced at the three mines that we own and operate. The moderate decrease reflects the 3.0% decrease in tons shipped from our mines, partially offset by 2.1% increase in the cost per ton of coal produced, from $7.79 in 2008 to $7.95 in 2009. The increase in the cost per ton of coal produced is primarily the result of an 11.0% per ton increase in royalties and production taxes which reflects the higher average sales prices realized on our 2009 coal shipments. Excluding royalties and production taxes, the cost per ton of coal produced declined from $4.70 to $4.52, primarily reflecting decreases in unit costs for fuel, lubricants and explosives, as a result of lower prevailing commodity prices in 2009, partially offset by moderate increases in unit costs for labor, repairs and supplies. The cost of coal produced by the Decker mine decreased $5.3 million in 2009, reflecting lower production volumes partially offset by higher unit production costs.

Cost of product sold also increased in 2009 due to the greater volume of sales on a delivered basis, where we arranged transportation, resulting in a $27.8 million increase in freight and handling costs. In addition, the cost of purchased coal increased $24.2 million, including increases of $2.0 million for our significant broker sales contract that expired in 2010 and $22.2 million for other broker sales, consistent with the related increase in broker sales revenues in 2009.

Operating Income

The following table presents operating income for the years ended December 31, 2009 and 2008 (in millions):

	Year Ended December 31,		Change	
	2009	2008	$	Percent
Operating income	$255.0	$124.9	130.1	104.2

Operating income was affected by the following other factors not discussed above:

- An increase of $7.9 million in depletion of reclamation costs as a result of an increase in estimated reclamation costs for a mined-out portion of the Decker mine while the 2008 amount reflected a favorable adjustment upon the addition of new coal reserves at the Cordero Rojo mine. In addition, depreciation increased $2.3 million as a result of a higher capital base, following increased investment and capital expenditures in recent years. These increases were partially offset by a decrease in depletion of $1.6 million resulting from fewer tons produced in 2009 as compared to 2008, as depreciation and depletion are calculated predominantly on a units-of-production basis.

- A decrease in amortization attributable to the buy out of a long-term contract at the Decker mine in the first quarter of 2008, which resulted in accelerated amortization of the intangible asset associated with the contract in 2008. In addition, this intangible asset was fully impaired later in 2008 as a result of a change in the Decker mine plan during the fourth quarter, resulting in no amortization of the intangible asset being recognized during 2009. Further contributing to the decrease was a reduction in amortization related to a coal supply contract that expired in 2010.

Total Other Expense

The following table presents total other expense for the years ended December 31, 2009 and 2008 (in millions):

	Year Ended December 31,		Change	
	2009	2008	$	Percent
Total other expense	$5.7	$15.8	(10.1)	(63.9)

Total other expense declined primarily due to a decrease in interest expense, which declined due to the termination on September 24, 2008 of the RTA Facility, under which we incurred interest of $16.8 million in 2008. Interest expense will increase going forward as a result of the debt financing transactions entered into in connection with the IPO. See "—Liquidity and Capital Resources—Senior Unsecured Notes and Senior Secured Revolving Credit Facility" below.

Income Tax Provision

The following table presents our income tax provision for the years ended December 31, 2009 and 2008 (in millions):

	Year Ended December 31,		Change	
	2009	2008	$	Percent
Income tax provision	$68.2	$25.3	42.9	169.6
Effective tax rate	27.4%	23.2%		

Income tax expense increased primarily due to higher income before taxes. The increase in effective tax rate in 2009 was primarily due to a reduction in tax benefits received for percentage depletion deductions. The adjustment to the effective tax rate for the post-IPO period in 2009 to account for pretax income attributable to the noncontrolling interest reduced our effective tax rate by approximately 1.5%. See Note 13 of Notes to Consolidated Financial Statements in Item 8.

Discontinued Operations

The following table presents income (loss) from discontinued operations for the years ended December 31, 2009 and 2008 (in millions):

	Year Ended December 31,		Change	
	2009	2008	$	Percent
Discontinued operations	$211.1	$(25.2)	236.3	*

* Change from prior period is not a relevant percentage

The favorable change in income from discontinued operations was primarily attributable to income from the Jacobs Ranch mine, which was sold on October 1, 2009, resulting in a pre-tax gain of $264.8 million. Jacobs Ranch mine operating income prior to disposal improved by $69.4 million due to higher coal prices and the cessation of depreciation, depletion and amortization as a result of the assets being classified as held for sale as of March 1, 2009. These favorable changes were partially offset by a $119.0 million increase in related income taxes. The overall increase in income from discontinued operations also reflects the absence in 2009 of net losses incurred at the Colowyo mine and the uranium mining venture after RTEA transferred its interests in the property to Rio Tinto America in October 2008.

Liquidity and Capital Resources

Total cash comprises cash and cash equivalents and restricted cash. As of December 31, 2010 and 2009, total cash was $522.2 million and $348.5 million, respectively. These amounts included cash and cash equivalents of $340.1 million and $268.3 million, respectively, and restricted cash of $182.1 million and $80.2 million, respectively. Restricted cash collateralizes certain of our surety bond obligations at collateral levels that were established by our surety bond providers in 2009 following our IPO. As of December 31, 2009, our surety bonds were generally collateralized using Rio Tinto's balance sheet and letters of credit. During 2010, we posted $218.4 million in restricted cash collateral as we replaced Rio Tinto's surety bonds. We used restricted cash to avoid the fees associated with letters of credit, which can also be used as collateral. In the fourth quarter of 2010 we were successful in releasing $36.3 million of collateral from our surety program and this balance is reflected in our cash and cash equivalents. Prior to our IPO, substantially all of our cash balances, except cash held by Decker, were transferred to Rio Tinto in accordance with the Rio Tinto cash management arrangement.

In addition to our cash and cash equivalents, our primary sources of liquidity are cash from our operations and borrowing capacity under our $400 million revolving credit facility. Cash from operations depends on a number of factors beyond our control, such as the market price for our coal, the quantity of coal required by our customers, coal-fired electricity demand, regulatory changes impacting our business, reclamation costs, the market price we pay for diesel fuel, variables affecting other costs of our business and other risks and uncertainties, including those discussed in Item 1A "Risk Factors."

The borrowing capacity under our revolving credit facility is reduced by the amount of letters of credit issued. As of December 31, 2010, our borrowing capacity under the revolving credit facility was $389.5 million. Our ability to borrow under our revolving credit facility is subject to the terms and conditions of the facility, including our compliance with financial and non-financial covenants.

We believe these sources will be sufficient to fund our primary uses of cash for the next twelve months, which include our costs of coal production, federal coal lease installment payments for existing and new LBAs, capital expenditures, interest on our debt and payments to RTEA under our Tax Receivable Agreement.

We intend to seek increases in our reserve position by acquiring federal coal and surface rights adjoining our current operations in Wyoming and Montana. Through the LBA process, we have nominated large coal tracts adjacent to our existing operations. If we are awarded new coal leases, which may occur as early as 2011, our cash flows could be significantly impacted as we would be required to make the initial lease payment and annual payments thereafter. We will continue to explore additional opportunities to increase our reserve base.

In addition, our anticipated capital expenditures, which we expect will be between $100 million and $140 million (excluding federal coal lease payments) in 2011, include our estimates of expenditures necessary to keep our current fleets updated to maintain our mining productivity and competitive position and the addition of new equipment as necessary.

We are required to make semi-annual interest payments on our senior notes, which commenced on June 15, 2010. We also expect to make on-going payments to RTEA under the Tax Receivable Agreement, which will impact our liquidity.

If we do not have sufficient resources to satisfy our obligations, we may need to borrow money or take other actions. We may not be able to obtain additional funding on acceptable terms or at all. In addition, our existing debt instruments contain restrictive covenants, which may prohibit us from adopting certain alternatives to obtain additional funding.

Overview of Cash Transactions in 2010

We started 2010 with $268.3 million of unrestricted cash and cash equivalents. After making interest and private and federal coal lease payments of $53.0 million and $65.4 million, respectively, capital expenditures of $65.0 million and generating $322.7 million of Adjusted EBITDA, we ended the year with $340.1 million of unrestricted cash and cash equivalents. We started 2010 with $80.2 million of restricted cash. During the first half of 2010, we contributed an additional $138.2 million of cash and cash equivalents to restricted cash to collateralize our surety and performance bond obligations. We released $36.3 million of collateral in the fourth quarter of 2010 following a negotiated reduction of the collateral required. We ended the year with $182.1 million of restricted cash.

Continuing Operations

The following table summarizes operating cash flows for the years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,		Change	
	2010	2009	$	Percent
Net income from continuing operations	$117.2	$182.5	(65.3)	(35.8)
Non-cash reconciling items	174.8	158.8	16.0	10.1
Increase in working capital	32.8	115.3	(82.5)	(71.6)
Net cash provided by operating activities	$324.8	$456.6	(131.8)	(28.9)

The increase from adjustments before changes in working capital was largely due to a change in deferred taxes. The decrease in working capital was largely driven by a reduction in related party receivables as a result of changes in our relationship with Rio Tinto through the IPO structuring transactions.

The following table summarizes investing cash flows for the years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,		Change	
	2010	2009	$	Percent
Purchases of property, plant, and equipment	$ 91.6	$119.7	(28.1)	(23.5)
Other investing activities, net	100.4	297.3	(196.9)	(66.2)
Cash used in investing activities from continuing operations	$192.0	$417.1	(225.1)	(54.0)

The decrease in cash used in investing activities from continuing operations was primarily the result of a $217.5 million decrease in cash advances to affiliates as a result of the cessation of the cash management program we were under with Rio Tinto prior to the IPO structuring transactions and a $28.1 million decrease in the cash paid for property, plant and equipment, including capitalized interest. Year-to-date property, plant, and equipment purchases include the acquisition of the lease by modification at the Spring Creek mine and the purchase of approximately 19 million tons of privately held coal. These decreases were partially offset by a $101.9 million increase in restricted cash to collateralize surety bonds obligations.

The following table summarizes financing cash flows for the years ended December 31, 2010 and 2009 (in millions):

	Year Ended December 31,		Change	
	2010	2009	$	Percent
Cash used in financing activities from continuing operations—non IPO related	$61.0	$ 68.6	7.6	11.1
Cash used in financing activities from continuing operations—IPO only	—	513.6	(513.6)	*
Cash used in financing activities from continuing operations—Total	$61.0	$582.2	(521.2)	(89.5)

* Change from prior period is not a relevant percentage

During 2010, we made distributions to Rio Tinto totaling $10.2 million and principal payments for coal lease obligations of $50.8 million. Distributions to Rio Tinto were required by the CPE Resources limited liability company agreement and correspond to distributions made to Cloud Peak Energy Inc. Cash used in financing activities from continuing operations during 2009 was comprised of approximately $1.52 billion in distributions to Rio Tinto offset by approximately $1.0 billion in net proceeds from the senior notes offering and the IPO, all of which occurred in 2009.

The following table summarizes operating cash flows for the years ended December 31, 2009 and 2008 (in millions):

	Year Ended December 31,		Change	
	2009	2008	$	Percent
Net income from continuing operations	$182.5	$ 88.3	94.2	106.7
Non-cash reconciling items	158.8	181.8	(23.0)	(12.7)
Increase in working capital	115.3	(120.1)	235.4	196.0
Net cash provided by operating activities	$456.6	$ 150.0	306.6	204.4

This increase reflects a $201.5 million change in the effects of transactions with related parties. In the year ended December 31, 2008, we made payments to affiliates that resulted in a $129.3 million net reduction in amounts due to related parties, while in 2009 no similar payments were made and the amounts due to related parties increased by $103.4 million, reflecting expenses incurred by related parties on our behalf. The increase in operating cash flow also reflects a $94.1 million increase in income from continuing operations and a $32.3 million increase in deferred income taxes, partially offset by a $26.5 million decrease in non-cash expenses. The decrease in non-cash expenses is primarily related to amortization expense and interest expense converted to principal.

The following table summarizes investing cash flows for the years ended December 31, 2009 and 2008 (in millions):

	Year Ended December 31,		Change	
	2009	2008	$	Percent
Purchases of property, plant, and equipment	$119.7	$138.1	(18.4)	(13.3)
Other investing activities, net	297.4	15.6	281.8	181.0
Cash used in investing actives from continuing operations	$417.1	$153.7	263.4	171.4

The increase in cash used in investing activities from continuing operations was primarily the result of a $182.5 million increase in amounts invested in the Rio Tinto America cash management program, an $80.2 million increase in restricted cash and a $21.4 million decrease in net receipts of refundable deposits related to coal reserve acquisition bids partially offset by a $18.4 million decrease in purchases of property, plant and equipment.

The following table summarizes financing cash flows for the years ended December 31, 2009 and 2008 (in millions):

	Year Ended December 31,		Change	
	2009	2008	$	Percent
Cash used in financing actives from continuing operations	$582.2	$2.9	579.3	*

* Change from prior period is not a relevant percentage

The increase in cash used in financing activities from continuing operations is primarily attributable to approximately $1.52 billion in distributions to Rio Tinto, $764.1 million of which represented the proceeds from the sale of the Jacobs Ranch mine, $309.7 million of which was funded by the proceeds of our senior notes offering, and $433.8 million represented the net proceeds from our IPO. Also contributing to the use of cash was a $29.2 million increase in payments on long-term debt, including federal coal leases, and net borrowings and repayments on the RTA Facility during the year ended December 31, 2008 that did not occur in 2009. Partially offsetting these increases was $568.7 in net proceeds from our senior notes offering.

Discontinued Operations

Net cash provided by operating activities from discontinued operations was $36.0 million and $50.3 million for the years ended December 31, 2009 and 2008, respectively. The $14.3 million decrease in net cash provided by operating activities from discontinued operations for the year ended December 31, 2009 compared to 2008 was due primarily to an increase in royalty and production tax payments.

Net cash provided by investing activities from discontinued operations was $759.0 million for the year ended December 31, 2009, compared to net cash used in investing activities from discontinued operations of $41.2 million for the year ended December 31, 2008. Our 2009 cash flows reflect proceeds of $764.1 million from the sale of the Jacobs Ranch mine, which was completed on October 1, 2009.

There was no cash used or provided from financing activities for discontinued operations during 2009 due to the absence of Colowyo financing activities as a result of the October 2008 disposal of Colowyo.

Senior Unsecured Notes

We refer to the $300.0 million senior notes due December 15, 2017 (the "2017 Notes") and the $300.0 million senior notes due December 15, 2019 (the "2019 Notes") collectively as the senior notes. The 2017 Notes and 2019 Notes bear interest at fixed annual rates of 8.25% and 8.50%, respectively. There is no mandatory redemption or sinking fund payments for the senior notes and interest payments are due semi-annually on June 15 and December 15, beginning on June 15, 2010. Subject to certain limitations, we may redeem the 2017 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2015, or by paying their principal amount thereafter. Similarly, we may redeem the 2019 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2017, or by paying their principal amount thereafter.

In connection with our IPO structuring transactions, we distributed $309.7 million of the net proceeds to RTEA during the fourth quarter of 2009. The remaining net proceeds from the senior notes offering were designated for general corporate purposes.

The senior notes are jointly and severally guaranteed by all of our existing and future restricted subsidiaries that guarantee our debt under our credit facility. See "—Senior Secured Revolving Credit Facility" below. Substantially all of our consolidated subsidiaries, excluding Decker Coal Company, are considered to be restricted subsidiaries and guarantee the senior notes.

The indenture governing the senior notes, among other things, limits our ability and the ability of our restricted subsidiaries to incur additional indebtedness and issue preferred equity; pay dividends or distributions; repurchase equity or repay subordinated indebtedness; make investments or certain other restricted payments; create liens; sell assets; enter into agreements that restrict dividends, distributions or other payments from restricted subsidiaries; enter into transactions with affiliates; and consolidate, merge or transfer all or substantially all of their assets and the assets of their restricted subsidiaries on a combined basis.

Upon the occurrence of certain transactions constituting a "change in control" as defined in the indenture, holders of our notes could require us to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Secured Revolving Credit Facility

Concurrent with the offering of the senior notes, we entered into a $400.0 million senior secured revolving credit facility, or credit facility, with a syndicate of lenders, the full amount of which is available for use in connection with loans or the issuance of letters of credit. Our obligations under the credit facility are supported by a guarantee by our domestic restricted subsidiaries. The credit facility matures on December 16, 2013. As of December 31, 2010, there were no amounts drawn under the credit facility and $10.5 million was committed in connection with the issuance of letters of credit. The letters of credit are used as collateral to secure our obligations to reclaim lands used for mining. See "—Off-Balance Sheet Arrangements" below.

Loans under the credit facility bear interest at the greater of the LIBOR or 2.50%, plus an applicable margin based on our credit rating of between 3.25% and 4.25% depending on our credit rating (4.00% at December 31, 2010). We are required to pay the lenders a commitment fee of 0.75% per year on the unused amount of the credit facility. Letters of credit issued under the credit facility, unless drawn upon, will bear interest at the applicable margin for LIBOR loans from the date at which they are issued. In addition, in connection with the issuance of a letter of credit we will be required to pay the issuing bank a fronting fee of 0.25% plus additional customary administrative fees and expenses.

Our obligations under the credit facility are secured by substantially all of our assets and substantially all of the assets of certain of our subsidiaries, subject to certain permitted liens and to customary exceptions for similar coal financings. We are subject to financial maintenance covenants based on EBITDA (which is defined in the credit agreement and is not the same as EBITDA or Adjusted EBITDA presented elsewhere in this report) requiring us to maintain defined minimum levels of interest coverage and providing for a limitation on our total and first lien senior secured debt leverage ratios. Specifically, the credit agreement requires us to maintain a ratio of EBITDA to consolidated net cash interest expense equal to or greater than 2.75 to 1, a ratio of funded debt to EBITDA equal to or less than 3.5 to 1, and a ratio of first lien senior secured debt to EBITDA equal to or less than 1.5 to 1 as long as the credit facility is in effect.

Our credit facility also requires us to comply with non-financial covenants that restrict certain corporate activities and certain of our subsidiaries and contains customary events of default with customary grace periods and thresholds. These covenants include restrictions on our ability to incur additional debt and pay dividends, among other restrictive covenants. Our ability to access the available funds under our credit facility may be impaired in the event that we do not comply with the covenant requirements or if we default on our obligations under the agreement. In addition, under the terms of our credit facility, a change in control of Cloud Peak Energy Inc. or CPE Resources will result in an automatic event of default and, unless waived by the required lenders, will result in all obligations under the agreement becoming immediately due and payable. At December 31, 2010, we were in compliance with the covenants contained in our credit facility.

Federal Coal Leases

Our federal coal lease obligations consist of amounts payable to the BLM under leases, each of which require five equal annual payments. The remaining aggregate annual payments under our existing federal coal leases total $133.2 million, with $63.8 million due in 2011, $59.8 million due in 2012 and $9.6 million due in 2013. We recognize imputed interest on federal coal leases based on an estimate of the credit-adjusted, risk-free rate reflecting our estimated credit rating at the inception of the lease. The outstanding principal balance of our federal coal lease obligations was $118.3 million as of December 31, 2010.

Off-Balance Sheet Arrangements

In the normal course of business, we are party to a number of arrangements that secure our performance under certain legal obligations. These arrangements include letters of credit and surety bonds. We use these arrangements primarily to comply with federal and state laws that require us to secure the performance of certain long-term obligations, such as mine closure or reclamation costs, coal lease obligations, state workers' compensation and federal black lung liabilities. These arrangements are typically renewable annually.

Liabilities related to these arrangements are not reflected in our consolidated balance sheets. While we were a subsidiary of Rio Tinto, Rio Tinto maintained our surety bonds and facilitated the issuance of letters of credit on our behalf. Pursuant to our IPO Structuring Agreements, we agreed to use our commercially reasonable efforts to obtain new surety bonds, letters of credit or other credit arrangements and to obtain the full release of Rio Tinto with respect to any existing arrangements.

As of December 31, 2009, with the exception of our obligations with respect to Decker, Rio Tinto remained the guarantor and we maintained $80.2 million in restricted cash as collateral for the benefit of Rio Tinto. We completed the replacement of surety bonds and letters of credit provided by Rio

Tinto on our behalf during 2010. These surety bonds are collateralized by a restricted cash balance of $182.1 million.

As of December 31, 2010, we used surety bonds and letters of credit to secure outstanding obligations as follows (in millions):

	Surety Bonds	Letters of Credit	Total
Reclamation obligations(1)	$492.6	$10.5	$503.1
Lease obligations(2)	32.3	—	32.3
Other obligations(3)	0.1	—	0.1
Total off-balance sheet obligations	$525.0	$10.5	$535.5
Collateralized by:			
Restricted cash(4)	$182.1	$ —	$182.1

(1) Reclamation obligations include amounts to secure performance related to our outstanding obligations to reclaim areas disturbed by our mining activities and are a requirement under our state mining permits. Includes $74.2 million representing our 50% share of surety bonds securing Decker's reclamation obligations and $10.5 million in letters of credit issued under our revolving credit facility to secure our 50% share of additional Decker reclamation obligations.

(2) Lease obligations include amounts generally required as a condition to state or federal coal leases; the amounts vary and are mandated by the governing agency.

(3) Other obligations include amounts required for exploration permits, water well construction and monitoring and other miscellaneous items as mandated by the applicable governing agencies.

(4) We are required to collateralize our surety bonds with cash or letters of credit. We can substitute collateral, at our discretion.

Our outstanding surety bonds in respect of our reclamation and lease obligations were $525.0 million at December 31, 2010 (including our obligations with respect to the Decker mine) and are required by law. State statutes regulate and determine the calculation of the amounts of the bonds that we are required to hold. We do not believe that these state-mandated estimates are a true reflection of what our actual reclamation costs will be. Reclamation bond amounts represent an estimate of the near-term reclamation liability that assumes reclamation activities will be performed by a third party during the next one to five years. Because this evaluation is near-term, it is recalculated on a frequent basis, often annually. The basis for calculating bond requirements is substantially different than the requirements that apply to the determination of our asset retirement obligation, or ARO, liability on our consolidated balance sheet, which is determined in accordance with U.S. GAAP. The state calculates our specific bond requirements considering assumed costs that the state would incur if they were required to complete the reclamation on our behalf. Additionally, where a multi-year bond, such as a three to five-year bond, is put into place, the state regulatory authority requires that the reclamation liability must be calculated for the highest cost scenario over that period.

The carrying amount of our reclamation obligations, as determined in accordance with U.S. GAAP, which are reported in our consolidated financial statements, as ARO liabilities, was $182.2 million at December 31, 2010, $6.6 million of which is payable in 2011. We estimate our ARO liabilities based on disturbed acreage to date and third party cost estimates. The estimated ARO liabilities are also based on engineering studies and our engineering expertise related to the reclamation requirements. We also assume that reclamation will be completed after the end of the mine life based on our current reclamation area profiles, which may be a different land disturbance assumption than the state requires, as we perform reclamation concurrently with our mining activities. We have estimated that we will perform concurrent reclamation of approximately $5.9 million during 2011. Concurrent reclamation is performed on an annual basis as a part of our normal mining operations. Finally, the carrying amount of our ARO liabilities reflects discounting of estimated reclamation costs using a credit-adjusted risk-free interest rate. For a discussion of the risks relating to our reclamation obligations, see Item 1A "Risk Factors—Risks Related to Our Business and Industry—If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be significantly greater than anticipated or be incurred sooner than anticipated."

Because we are required by state and federal law to have these bonds or letters of credit in place before mining can commence, or continue, our failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would materially and adversely affect our ability to mine or lease coal. That failure could result from a variety of factors including lack of availability, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety and restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of any credit facility then in place. See Note 17 of Notes to Consolidated Financial Statements in Item 8.

Contractual Obligations

As of December 31, 2010, we had the following contractual obligations (in millions):

	Total	2011	2012 - 2013	2014 - 2015	2016 and Thereafter
Senior notes(1)	$ 600.0	$ —	$ —	$ —	$600.0
Coal lease obligations(2)	123.1	56.1	67.0	—	—
Interest related to long-term debt(3)	418.2	59.7	106.5	100.5	151.5
Operating and capital lease obligations	8.7	0.8	1.6	1.6	4.7
Coal purchase obligations(4)	10.7	10.7	—	—	—
Capital expenditure obligations(4)	13.1	9.6	3.5	—	—
Total	$1,173.8	$136.9	$178.6	$102.1	$756.2

(1) CPE Resources issued $600.0 million aggregate principal amount of senior notes in two tranches due 2017 and 2019. CPE Resources also has entered into a $400.0 million four-year revolving credit facility, none of which had been drawn as of December 31, 2010. See Note 9 of Notes to Consolidated Financial Statements in Item 8.

(2) Coal lease obligations include our discounted payment obligations under federal coal leases, private coal leases and land purchase notes. See Note 10 of Notes to Consolidated Financial Statements in Item 8.

(3) As of December 31, 2010, we had outstanding commitments for interest related to our senior notes, private coal lease and land purchase notes, and imputed interest for our federal coal lease obligations. See Notes 9 and 10 of Notes to Consolidated Financial Statements in Item 8.

(4) As of December 31, 2010, we had outstanding commitments for coal purchases and capital expenditures which are not included on consolidated balance sheet. See Note 17 of Notes to Consolidated Financial Statements in Item 8.

This table does not include our estimated AROs. As discussed in "Critical Accounting Policies and Estimates—Asset Retirement Obligations" below, the current and noncurrent carrying amount of our AROs involves a number of estimates, including the amount and timing of the payments to satisfy these obligations. The timing of payments is based on numerous factors, including projected mine closing dates. Based on our assumptions, the carrying amount of our AROs (excluding concurrent reclamation) as determined in accordance with U.S. GAAP is $188.8 million as of December 31, 2010. See Note 11 of Notes to Consolidated Financial Statements in Item 8.

This table does not include our contractual obligations related to an agreement we entered into in April 2008 to purchase land adjacent to our Antelope mine, whereby the seller may require us to pay a purchase price of up to $23.7 million, which will close between April 2013 and April 2018.

This table does not include payments that we expect to make under the Tax Receivable Agreement. We have recognized a $190.1 million liability for our estimated payments to RTEA under the Tax Receivable Agreement, of which $18.2 million and $171.9 million is classified as current and noncurrent, respectively, as of December 31, 2010. The estimated liability is based on forecasts of future taxable income over the anticipated life of our mining operations and reclamation activities, assuming no additional coal reserves are acquired. The assumptions used in our forecasts are subject to substantial uncertainty about our future business operations and the actual payments that we are required to make under the Tax Receivable Agreement could differ materially from our estimates. Based on our estimates as of December 31, 2010, we expect to make payments of $18.2 million in 2011 and payments averaging approximately $24.5 million during 2012 to 2015. See Item 1A "Risk Factors—Risks Related to Our Corporate Structure—We are required to pay RTEA for most of the tax benefits we may claim as a result of the tax basis step-up we received in connection with our IPO, related IPO structuring transactions and the Secondary Offering. In certain cases, payments to RTEA may be accelerated or exceed our actual cash tax savings. These provisions may deter a change in control of our company."

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. These accounting principles require us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our judgments, estimates and assumptions on historical information and other known factors that we deem relevant. Estimates are inherently subjective, as significant management judgment is required regarding the assumptions utilized to calculate accounting estimates in our consolidated financial statements, including the notes thereto. Our significant accounting policies are described in Note 3 of Notes to Consolidated Financial Statements in Item 8. This section describes those accounting policies and estimates that we believe are critical to understanding our consolidated financial statements.

Revenue Recognition

Revenues from coal sales are recognized when a customer takes delivery of our coal, which usually occurs at the time of shipment from our mine. Some coal supply agreements provide for price adjustments based on variations in quality characteristics of the coal shipped. In certain cases, a customer's analysis of the coal quality is binding and the results of the analysis are received on a delayed basis. In these cases, we estimate the amount of the quality adjustment and adjust the estimate to actual when the information is provided by the customer. Historically such adjustments have not been material.

Asset Retirement Obligations

Our AROs arise from the SMCRA and similar state statutes. These regulations require that we, upon closure of a mine, restore the mine property in accordance with an approved reclamation plan issued in conjunction with our mining permit.

Our AROs are recorded initially at fair value, or the amount at which we estimate we could transfer our future reclamation obligations to informed and willing third parties. We use estimates of future third party costs to arrive at the AROs because the fair value of such costs generally reflects a profit component. It has been our practice, and we anticipate it will continue to be our practice, to perform a substantial portion of the reclamation work using internal resources. Hence, the estimated costs used in determining the carrying amount of our AROs may exceed the amounts that are eventually paid for reclamation costs if the reclamation work is performed using internal resources.

To determine our AROs, we calculate on a mine-by-mine basis the present value of estimated future reclamation cash flows based upon each mine's permit requirements, estimates of the current disturbed acreage subject to reclamation, which is based upon approved mining plans, estimates of future reclamation costs and assumptions regarding the mine's productivity, which are based on engineering estimates that include estimates of volumes of earth and topsoil to be moved, the use of particular pieces of large mining equipment to move the earth and the operating costs for those pieces of equipment. These cash flow estimates are discounted at an adjusted, risk-free interest rate based on U.S. Treasury bonds with a maturity similar to the expected life of the mine.

The amount initially recorded as an ARO for a mine may change as a result of mining permit changes granted by mining regulators, changes in the timing of mining activities and the mine's productivity from original estimates and changes in the estimated costs or the timing of reclamation activities. We periodically update estimates of cash expenditures to meet each mine's reclamation requirements and we adjust the ARO in accordance with U.S. GAAP, which generally requires a measurement of the present value of any increase in estimated reclamation costs using an adjusted, risk-free interest rate based on U.S. Treasury bonds with a maturity similar to the expected remaining life of the mine. Adjustments to the ARO for decreases in the estimated amount of reclamation costs are measured using an adjusted, risk-free interest rate as of the date of the initial recognition of the ARO. Annually, we analyze AROs on a mine-by-mine basis and, if necessary, adjust the balance to take into account any changes in estimates.

Federal Coal Leases

Upon the award date of federal coal leases, pursuant to which payments are required to be paid in equal annual installments, we recognize an asset for the related mineral rights in property, plant and equipment and a corresponding liability for our future payment obligations in long-term debt. The amount recognized as an asset is the sum of the initial installment due at the effective date of the lease and the amount recognized in long-term debt, which reflects the present value of the remaining installments. We determine the present value of the remaining installments using an estimate of the credit-adjusted, risk-free rate that reflects our credit rating. Interest is recognized over the term of the lease based on the imputed interest rate that was used to determine the initial long-term debt amount on the effective date. Such interest may be capitalized while activities are in progress to prepare the acquired coal reserves for mining. The mineral rights asset recorded at the effective date is eventually recognized in depreciation and depletion expense using the units-of-production method over the period the related coal reserves are mined.

Income Taxes and Tax Agreement Liability

Our consolidated deferred tax assets as of December 31, 2010 were $162.5 million, net of a $94.6 million valuation allowance. If future taxable income differs from our estimates or if expected tax planning strategies are not available as anticipated, adjustments to the valuation allowance may be needed. Periodically, we evaluate the realizability of our deferred tax assets and adjust the related valuation allowance to reflect our updated estimate of the tax benefits that are more likely than not to be realized. Our evaluation is based on our consideration of CPE Resources historical operations, the effects of the structuring and financing transactions completed in connection with our IPO and Secondary Offering, updated forecasts of taxable income over the remaining lives of our mines, the availability of tax planning strategies and other factors.

We have recognized a tax agreement liability reflecting our estimate of the undiscounted amounts that we expect to pay to RTEA under this agreement. Periodically, we adjust the liability based on an updated estimate of the amounts that we expect to pay, using assumptions consistent with those used in our concurrent estimate of the deferred tax asset valuation allowance. These periodic adjustments to the tax agreement liability are reflected in our consolidated pre-tax income, and may also result in corresponding adjustments to our income tax expense and deferred income tax accounts. Acquisitions of additional coal leases are likely to increase our tax agreement liability and related deferred tax asset in the future. Although our periodic adjustments to the deferred tax asset valuation allowance and tax agreement liability are based on consistent assumptions, the calculations required to determine these estimates differ in certain respects and the related adjustments will not have offsetting or proportionate effects on our earnings. In addition, our estimates reflect assumptions about future events that are inherently uncertain. Accordingly, our periodic adjustments to the deferred tax asset valuation allowance and the tax agreement liability may have material and unpredictable effects on our consolidated financial statements.

Seasonality

Our business has historically experienced only limited variability in its results due to the effect of seasons. Demand for coal-fired power can increase due to unusually hot or cold weather, as power consumers use more air conditioning or heating. Conversely, mild weather can result in softer demand for our coal. Adverse weather conditions, such as blizzards or floods, can impact our ability to mine and ship our coal, and our customers' ability to take delivery of coal.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

We define market risk as the risk of economic loss as a consequence of the adverse movement of market rates and prices. We believe our principal market risks are commodity price risk and interest rate risk.

Commodity Price Risks

Market risk includes the potential for changes in the market value of our coal portfolio. Due to the lack of quoted market prices and the long-term nature of our forward sales position, we have not quantified the market risk related to our coal supply agreements. Historically, we have principally managed the commodity price risk for our coal contract portfolio through the use of long-term coal supply agreements of varying terms and durations, rather than through the use of derivative instruments.

We also face price risk involving other commodities used in our production process such as diesel fuel. Based on our projections of our usage of diesel fuel for the next 12 months, and assuming that the average cost of diesel fuel increases by 10%, we would incur additional fuel costs of approximately

$9 million over the next twelve months. Historically, we have not hedged commodities such as diesel fuel. We may enter into hedging arrangements in the future.

Interest Rate Risk

Our credit facility is subject to an adjustable interest rate. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Revolving Credit Facility." We had no outstanding borrowings under our credit facility as of December 31, 2010. If we borrow funds under the revolving credit facility, we may be subject to increased sensitivity to interest rate movements. Any future debt arrangements that we enter into may also have adjustable interest rates that may increase our sensitivity to interest rate movements.

Item 8. ***Financial Statements and Supplementary Data.***

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cloud Peak Energy Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, equity and cash flows present fairly, in all material respects, the financial position of Cloud Peak Energy Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Denver, Colorado
February 24, 2011

CLOUD PEAK ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2010	2009	2008
Revenues	$ 1,370,761	$ 1,398,200	$ 1,239,711
Costs and expenses			
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	978,914	933,489	894,036
Depreciation and depletion	100,023	97,869	88,972
Amortization	3,197	28,719	45,989
Accretion	12,499	12,587	12,742
Selling, general and administrative expenses	63,594	69,835	70,485
Asset impairment charges	659	698	2,551
Total costs and expenses	1,158,886	1,143,197	1,114,775
Operating income	211,875	255,003	124,936
Other income (expense)			
Interest income	565	320	2,865
Interest expense	(46,938)	(5,992)	(20,376)
Tax agreement expense	(19,669)	—	—
Other, net	157	9	1,715
Total other expense	(65,885)	(5,663)	(15,796)
Income from continuing operations before income tax provision and earnings from unconsolidated affiliates	145,990	249,340	109,140
Income tax provision	(31,982)	(68,249)	(25,318)
Earnings from unconsolidated affiliates, net of tax	3,189	1,381	4,518
Income from continuing operations	117,197	182,472	88,340
Income (loss) from discontinued operations, net of tax	—	211,078	(25,215)
Net income	117,197	393,550	63,125
Less: Net income attributable to noncontrolling interest	83,460	11,849	—
Net income attributable to controlling interest	$ 33,737	$ 381,701	$ 63,125
Amounts attributable to controlling interest common shareholders:			
Income from continuing operations	$ 33,737	$ 170,623	$ 88,340
Income (loss) from discontinued operations	—	211,078	(25,215)
Net income	$ 33,737	$ 381,701	$ 63,125
Earnings (loss) per common share attributable to controlling interest:			
Basic			
Income from continuing operations	$ 0.98	$ 3.01	$ 1.47
Income (loss) from discontinued operations	—	3.73	(0.42)
Net income	$ 0.98	$ 6.74	$ 1.05
Weighted-average shares outstanding—basic	34,305,205	56,616,986	60,000,000
Diluted			
Income from continuing operations	$ 0.98	$ 2.97	$ 1.47
Income (loss) from discontinued operations	—	3.52	(0.42)
Net income	$ 0.98	$ 6.49	$ 1.05
Weighted-average shares outstanding—diluted	34,305,205	60,000,000	60,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets		
Cash and cash equivalents	$ 340,101	$ 268,316
Restricted cash	182,072	80,180
Accounts receivable	65,173	82,809
Due from related parties	434	8,340
Inventories	64,970	64,199
Deferred income taxes	21,552	280
Other assets	17,449	7,321
Total current assets	691,751	511,445
Non-current assets		
Property, plant and equipment, net	1,008,337	987,143
Intangible assets, net	—	3,197
Goodwill	35,634	35,634
Deferred income taxes	140,985	100,520
Other assets	38,400	39,657
Total assets	$1,915,107	$1,677,596
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 81,975	$ 57,304
Royalties and production taxes	127,038	102,912
Accrued expenses	51,197	47,763
Current portion of tax agreement liability	18,226	758
Current portion of federal coal lease obligations	54,630	50,768
Other liabilities	4,880	4,514
Total current liabilities	337,946	264,019
Non-current liabilities		
Tax agreement liability, net of current portion	171,885	53,751
Senior notes	595,684	595,321
Federal coal lease obligations, net of current portion	63,659	118,289
Asset retirement obligations, net of current portion	182,170	175,940
Other liabilities	32,564	24,798
Total liabilities	1,383,908	1,232,118
Commitments and contingencies (Note 17)		
Equity		
Common stock ($0.01 par value; 200,000,000 shares authorized; 60,878,317 and 31,449,002 shares issued and outstanding at December 31, 2010 and 2009, respectively)	609	314
Additional paid-in capital	502,952	251,083
Retained earnings	42,296	8,459
Accumulated other comprehensive loss	(14,658)	(6,951)
Total Cloud Peak Energy Inc. shareholders' equity	531,199	252,905
Noncontrolling interest	—	192,573
Total equity	531,199	445,478
Total liabilities and equity	$1,915,107	$1,677,596

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Former Parent's Equity	Non-controlling Interest	Total
	Shares	Amount						
Balances at December 31, 2007	—	$ —	$ —	$ —	$ (1,738)	$ 336,699	$ —	$ 334,961
Comprehensive income								
Net income	—	—	—	(116)	—	63,241	—	63,125
Decker pension adjustments, net of tax	—	—	—	—	(2,770)	—	—	(2,770)
Total comprehensive income								60,355
Stock compensation	—	—	—	—	—	1,033	—	1,033
Dividend to former parent	—	—	—	—	—	(3,956)	—	(3,956)
Conversion of RTA Facility to equity	—	—	—	—	—	547,382	—	547,382
Costs incurred by affiliates	—	—	—	—	—	31,216	—	31,216
Pension transition adjustment, net of tax	—	—	—	—	—	(687)	—	(687)
Discontinued operations distribution	—	—	—	—	—	14,862	—	14,862
Balances at December 31, 2008	—	—	—	(116)	(4,508)	989,790	—	985,166
Comprehensive income								
Net income	—	—	—	8,575	—	373,126	11,849	393,550
Decker pension adjustments, net of tax	—	—	—	—	707	—	1,032	1,739
Retiree medical plan initiation and adjustment, net of tax	—	—	—	—	(5,299)	—	(7,741)	(13,040)
Total comprehensive income								382,249
Stock compensation	—	—	785	—	—	1,180	—	1,965
Cash distribution to former parent	—	—	—	—	—	(8,477)	—	(8,477)
Costs incurred by affiliates	—	—	—	—	—	8,542	—	8,542
Distribution of Jacobs Ranch mine sale proceeds	—	—	—	—	—	(764,122)	—	(764,122)
IPO structuring transactions	—	—	46,430	—	1,327	(3,815)	—	43,942
IPO and distribution of proceeds	30,600	306	433,449	—	—	(433,755)	—	—
Proceeds in excess of carrying amounts	—	—	(38,694)	—	—	38,694	—	—
Restricted stock issuance	849	8	(8)	—	—	—	—	—
Distribution of senior notes proceeds	—	—	—	—	—	(309,704)	—	(309,704)
RTEA deconsolidation	—	—	—	—	(2,624)	108,541	—	105,917
Noncontrolling interest	—	—	(190,879)	—	3,446	—	187,433	—
Balances at December 31, 2009	31,449	314	251,083	8,459	(6,951)	—	192,573	445,478
Comprehensive income								
Net income	—	—	—	33,737	—	—	83,460	117,197
Retiree medical plan adjustment, net of tax	—	—	—	—	(1,625)	—	654	(971)
Total comprehensive income	—	—	—	—	—	—	—	116,226
Adjustment to beginning balance, Tax Receivable Agreement	—	—	2,414	—	—	—	—	2,414
Stock compensation	—	—	7,234	—	—	—	—	7,234
Restricted stock issuance	29	1	(1)	—	—	—	—	—
Distributions to Rio Tinto	—	—	—	—	—	—	(10,203)	(10,203)
Change in ownership allocation	—	—	—	100	—	—	(100)	—
Effects of Secondary Offering	29,400	294	242,222	—	(6,082)	—	(266,384)	(29,950)
Balances at December 31, 2010	60,978	$609	$ 502,952	$42,296	$(14,658)	$ —	$ —	$ 531,199

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,		
	2010	2009	2008
Operating activities			
Net income	$ 117,197	$ 393,550	$ 63,125
Adjustments to reconcile income to net cash provided by operating activities:			
Income or loss from discontinued operations, net of tax	—	(211,078)	25,215
Depreciation and depletion	100,023	97,869	88,972
Amortization	3,197	28,719	45,989
Accretion	12,499	12,587	12,742
Asset impairment charges	659	698	2,551
Earnings from unconsolidated affiliates	(3,189)	(1,381)	(4,518)
Distributions of income from equity investments	35	4,000	4,750
Deferred income taxes	28,503	13,595	(18,697)
Expenses paid by affiliates	—	—	31,216
Stock compensation expense	7,234	1,919	727
Change in tax agreement liability	19,669	—	—
Interest expense converted to principal	—	—	16,755
Other, net	4,718	750	1,336
Changes in operating assets and liabilities:			
Accounts receivable, net	17,636	(3,358)	12,609
Inventories	(638)	(7,638)	(5,707)
Due to or from related parties	7,906	103,414	(129,252)
Other assets	(10,090)	(1,097)	(4,377)
Accounts payable and accrued expenses	27,040	28,890	9,715
Tax agreement liability	(1,685)	—	—
Asset retirement obligations	(5,938)	(4,855)	(3,151)
Net cash provided by operating activities from continuing operations	324,776	456,584	150,000
Investing activities			
Purchases of property, plant and equipment	(91,639)	(119,742)	(138,104)
Payment on refundable deposit	—	—	(11,806)
Return of refundable deposit	—	—	33,156
Return of restricted cash	116,533	—	—
Restricted cash deposit	(218,425)	(80,180)	—
Change in cash advances to affiliate	—	(217,468)	(35,025)
Other, net	1,511	313	(1,880)
Net cash used in investing activities from continuing operations	(192,020)	(417,077)	(153,659)
Financing activities			
Borrowings on long-term debt	—	595,284	40,000
Principal repayments on federal coal leases	(50,768)	(68,583)	(39,415)
Payment of debt issuance costs	—	(26,585)	—
Proceeds from issuance of common stock	—	433,755	—
Distributions to Rio Tinto	(10,203)	(1,516,058)	(3,448)
Net cash used in financing activities from continuing operations	(60,971)	(582,187)	(2,863)
Net cash provided by (used in) continuing operations	71,785	(542,680)	(6,522)
Cash flows from discontinued operations			
Net cash from operating activities	—	36,029	50,320
Net cash from investing activities	—	759,032	(41,231)
Net cash from financing activities	—	—	(10,248)
Net cash provided by (used in) discontinued operations	—	795,061	(1,159)
Net increase (decrease) in cash and cash equivalents	71,785	252,381	(7,681)
Cash and cash equivalents at beginning of year	268,316	15,935	23,616
Cash and cash equivalents at end of year	$ 340,101	$ 268,316	$ 15,935
Supplemental cash flow disclosures for continuing operations:			
Interest paid	$ 69,317	$ 17,606	$ 4,410
Income taxes paid (refunded), net	9,120	79,089	(348)
Supplemental noncash investing and financing activities from continuing operations:			
Obligations to acquire federal coal leases and other mineral rights	$ —	$ 37,424	$ 168,009
Conversion of debt to equity	—	—	547,382
Noncash capital contributions from Rio Tinto America	—	158,400	46,078

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

Cloud Peak Energy Inc. ("CPE Inc.") was incorporated in Delaware on July 31, 2008 and had no business operations prior to November 19, 2009, when it acquired its coal business in connection with the initial public offering of its common stock ("IPO"). Prior to its IPO, CPE Inc. was a wholly-owned subsidiary of Rio Tinto America Inc. ("Rio Tinto America") and was an indirect subsidiary of Rio Tinto plc ("Rio Tinto"), one of the largest mining companies in the world. CPE Inc. used the net proceeds from its IPO to repay a promissory note that was issued on November 19, 2009 in exchange for the managing member interest in Cloud Peak Energy Resources LLC ("CPE Resources") from Rio Tinto Energy America Inc. ("RTEA"), a wholly-owned subsidiary of Rio Tinto America that historically had operated Rio Tinto's western United States ("U.S.") coal business. CPE Resources was formed as Rio Tinto Sage LLC on August 19, 2008 and was renamed Cloud Peak Energy Resources LLC in November 2009. RTEA was formed in March 1993 as Kennecott Coal Company and was renamed Rio Tinto Energy America Inc. in May 2006. Prior to the IPO, RTEA had contributed to CPE Resources substantially all of the assets used in Rio Tinto's western U.S. coal business.

On December 15, 2010, Cloud Peak Energy Inc. priced a secondary offering of 29,400,000 shares of its common stock on behalf of Rio Tinto. In connection with the secondary offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the secondary offering on behalf of Rio Tinto (the "Secondary Offering"), resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources is now a wholly-owned subsidiary of Cloud Peak Energy Inc, and Rio Tinto no longer holds an interest in CPE Resources.

Through CPE Resources and its subsidiaries, CPE Inc. engages in coal mining operations in the Powder River Basin ("PRB"), the lowest cost coal producing region in the U.S., and operates two of the four largest coal mines in the region and in the U.S. CPE Resources operates three surface coal mines, of which two are in Wyoming and one is in Montana, and owns a 50% interest in another surface coal mine in Montana. CPE Resources produces sub-bituminous steam coal with low sulfur content and sells the coal primarily to electric utility companies, which use the coal as fuel for electricity generation.

"Cloud Peak Energy," "we," "us," "our" or the "Company" refer collectively to CPE Inc., CPE Resources and their consolidated subsidiaries. Those terms also include RTEA with respect to periods prior to our IPO, when RTEA was the parent company of CPE Resources and its subsidiaries.

2. Basis of Presentation

Principles of Consolidation

Our consolidated financial statements present the financial position, results of operations and cash flows of our business, which was controlled by Rio Tinto, through RTEA, prior to our IPO and by CPE Inc. thereafter. For dates and periods prior to our IPO, our consolidated financial statements present RTEA as the parent company (the "former parent") and reflect allocations of certain costs incurred by other Rio Tinto affiliates. For dates and periods following our IPO but preceding our Secondary Offering, our consolidated financial statements present CPE Inc. as the parent company and present Rio Tinto's remaining interest in CPE Resources as a noncontrolling interest. Dates and periods following our Secondary Offering present CPE Inc. as the sole owner in CPE Resources.

2. Basis of Presentation (Continued)

We consolidate the accounts of entities in which we have a controlling financial interest under the voting control model and consolidate the accounts of variable interest entities for which we are the primary beneficiary. We account for our 50% interest in Decker Coal Company ("Decker") using the proportionate consolidation method, whereby our share of Decker's assets, liabilities, revenues and expenses are included in our consolidated financial statements. Investments in other entities that we do not control but have the ability to exercise significant influence over the investee's operating and financial policies, are accounted for under the equity method. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering

Initial Public Offering, Related IPO Structuring Transactions

In anticipation of an IPO or divestment transaction, substantially all assets used in Rio Tinto's western U.S. coal business were transferred to CPE Resources during 2008 and 2009, including Cloud Peak Energy Services Company (formerly known as Rio Tinto Energy America Services Company), or CPESC, which employs personnel who operate the business of CPE Resources. On November 17, 2009, CPE Resources declared a cash distribution to RTEA in anticipation of its senior notes offering (see Note 9). CPE Resources made payments to RTEA totaling $309.7 million pursuant to this declaration and a related working capital adjustment prior to December 31, 2009. These distributions were charged to former parent's equity. On November 19, 2009, CPE Inc. completed the initial public offering of its common stock. Our IPO resulted in the issuance of 30,600,000 shares at an offering price of $15.00 per share and generated net proceeds of $433.8 million, after deducting offering costs of $25.2 million. CPE Inc. used the net proceeds to repay a promissory note that was issued to acquire from RTEA 30,600,000 common membership units in CPE Resources, representing 51.0% of the 60,000,000 common membership units outstanding as of November 19, 2009. RTEA and a Rio Tinto affiliate retained the remaining 49.0% interest in CPE Resources. The CPE Resources limited liability company agreement was amended in connection with our IPO to designate CPE Inc. as the managing member of CPE Resources. As amended, the limited liability company agreement provided for CPE Inc., as managing member, to control the activities of CPE Resources.

In connection with our IPO, CPE Inc., CPE Resources, RTEA and other Rio Tinto affiliates entered into transactions pursuant to several agreements that affected certain existing obligations of the respective parties and required adjustments to certain assets and liabilities of CPE Resources. These transactions were arranged while the parties were under common control by Rio Tinto and, accordingly, were accounted for as equity transactions, resulting in a $3.8 million charge to former parent's equity.

Following the IPO, CPE Inc. recognized deferred tax assets totaling $105.3 million based on the excess of the increased tax basis over the related carrying amount of the interest for financial reporting, which did not change as a result of our IPO structuring transactions. In addition, CPE Inc. and RTEA entered into a Tax Receivable Agreement, pursuant to which CPE Inc. generally is required to pay to RTEA 85% of the income tax savings that it realizes in the future from the increase in tax basis. See "Tax Receivable Agreement" in Note 17. CPE Inc. recognized an initial $54.5 million undiscounted liability for the amounts it expected to pay RTEA under this agreement. The increase in tax basis and

2. Basis of Presentation (Continued)

the obligation pursuant to the Tax Receivable Agreement were arranged while CPE Inc. and RTEA were under common control by Rio Tinto. Accordingly, the $50.8 million net effect of these transactions was recognized in equity, including $4.4 million related to unrecognized pension and postretirement benefit costs, which were credited to several components of accumulated other comprehensive income, and the remainder of $46.4 million, which was credited to additional paid-in capital.

CPE Inc. and RTEA were under common control by Rio Tinto at the time CPE Inc. acquired the controlling interest in CPE Resources from RTEA. In accordance with U.S. GAAP, we did not adjust the carrying amounts of the assets and liabilities of CPE Resources as a result of this transfer. The $433.8 million net proceeds from our IPO are reported in the consolidated statement of equity as increases in common stock and additional paid-in capital, and the corresponding payment to RTEA to repay a promissory note that was issued to acquire the controlling interest in CPE Resources is reported as a distribution in former parent's equity. These reported amounts exceed the carrying amount of the transferred interest in the underlying net assets of CPE Resources on the date of transfer by $38.7 million. Accordingly, the consolidated statement of equity reflects offsetting adjustments of $38.7 million to additional paid-in capital and former parent's equity to reduce the reported IPO proceeds and distribution amounts to reflect the carrying amounts of the underlying net assets of CPE Resources.

As a result of CPE Inc.'s acquisition of the controlling interest in CPE Resources from RTEA, effective November 19, 2009, RTEA was no longer our parent company. The consolidated statement of equity includes a $108.5 million increase in former parent's equity to reflect the elimination of RTEA's accounts, consisting primarily of deferred income tax liabilities, accrued royalties and production taxes related to the Jacobs Ranch mine and payables to other Rio Tinto affiliates. In addition, a $2.6 million charge to accumulated other comprehensive loss was recorded to reflect the derecognition of certain tax benefits that RTEA previously had recognized in other comprehensive income.

Secondary Offering

On December 15, 2010, Cloud Peak Energy Inc. priced the Secondary Offering of 29,400,000 shares of its common stock on behalf of Rio Tinto. In connection with the Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources is now a wholly-owned subsidiary of Cloud Peak Energy Inc., and Rio Tinto no longer holds any interest in CPE Resources. The elimination of Rio Tinto as a member results in the elimination of noncontrolling interest as of December 31, 2010. The statement of operations for the year ended December 31, 2010 presents the portion of income attributable to the noncontrolling interest through the date of the Secondary Offering and no income will be attributable to the noncontrolling interest in future periods. The Secondary Offering also resulted in an increase to the undiscounted future liability under the Tax Receivable Agreement of $123.6 million and an increase to our deferred income taxes net of valuation allowance of $93.6 million.

2. Basis of Presentation (Continued)

Variable Interest Entities

A variable interest entity ("VIE") generally is an entity that is designed to have one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) as a group, the holders of equity at risk do not have all the characteristics of a controlling financial interest in the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. A VIE is required to be consolidated in the financial statements of the entity that is determined to hold a controlling financial interest in the VIE. A controlling financial interest is defined as the power to direct the activities of a VIE that most significantly influence the VIE's economic performance and the obligation to absorb the losses of or receive the benefits from the VIE that could potentially be significant to the VIE.

Prior to our IPO, RTEA was the primary beneficiary of Cloud Peak Energy Services Company ("CPESC"), which was an indirect wholly-owned subsidiary of Rio Tinto America. We determined that CPESC was a VIE, primarily because substantially all of CPESC's activities were conducted on behalf of RTEA. We determined that RTEA was the primary beneficiary of CPESC, because RTEA was the Rio Tinto affiliate that was most closely associated with CPESC. As a result, RTEA included CPESC in its consolidated financial statements prior to our IPO. In connection with our IPO structuring transactions, Rio Tinto America contributed CPESC to CPE Resources and we consolidated CPESC based on voting control. Subsequent to the Secondary Offering, CPESC is consolidated as a wholly-owned subsidiary.

Prior to October 7, 2008, we were the primary beneficiary of Colowyo Coal Company, L.P. ("Colowyo"), a VIE with coal mining operations in Colorado. We distributed our equity interests in Colowyo to Rio Tinto America on October 7, 2008, and report the operations of Colowyo prior to that date in discontinued operations (see Note 4).

Pre-IPO Expense Allocations

For periods prior to our IPO, our consolidated financial statements include allocations of certain general and administrative expenses incurred by Rio Tinto America and other Rio Tinto affiliates. Rio Tinto America provided various services and other support to the Company, including tax, treasury, corporate secretary, legal, procurement, information systems and technology, human resources, accounting and insurance/risk management in the ordinary course of business. RTA charged the Company for such services on a unit cost or cost allocation basis, such as per invoice processed, proportion of information technology users, share of time or based on a combination of factors, including revenue, operating expenses and head count. Our consolidated financial statements for periods prior to our IPO also reflect allocations of Rio Tinto's headquarters costs, including costs for technology and innovation, corporate governance, community and external relations, investor relations, human resources and Rio Tinto's Energy and Minerals product group. The allocations were based on a percentage of operating expenses or revenue. We believe that the allocation methodologies reflected in these consolidated financial statements, as described above, were reasonable; however, the allocated expenses are not necessarily indicative of the expenses that would have been incurred if we had been a separate, independent entity.

2. Basis of Presentation (Continued)

Our consolidated statements of operations include allocations of general and administrative expenses incurred by Rio Tinto America and other Rio Tinto affiliates totaling $20.7 million and $25.4 million for the years ended December 31, 2009 and 2008, respectively. Of these amounts, $15.8 million and $21.0 million for the years ended December 31, 2009 and 2008, respectively, are included in selling, general and administrative expenses. The remaining $4.9 million and $4.4 million for the years ended December 31, 2009 and 2008, respectively, are included in cost of product sold. Also included in selling, general and administrative expenses are costs incurred as a result of actions to divest RTEA, either through a trade sale or an initial public offering, of $18.3 million and $25.8 million for the years ended December 31, 2009 and 2008, respectively.

Reclassifications

Certain amounts in the 2009 and 2008 consolidated financial statements have been reclassified to conform to the 2010 presentation.

3. Critical and Significant Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates in these consolidated financial statements include allowances for inventory obsolescence, share-based compensation expense, useful lives of long-lived assets, assumptions about the amount and timing of future cash flows and related discount rates used in determining asset retirement obligations and in testing long-lived assets and goodwill for impairment, the recognition and measurement of income tax benefits and related deferred tax asset valuation allowances, and assumptions about the timing of future cash flows used in determining the tax agreement liability. Actual results could differ materially from those estimates.

Critical Accounting Policies

We consider certain accounting policies to be critical, as their application requires management's judgment about the effects of matters that are inherently uncertain. Following is a discussion of the accounting policies we consider critical to our consolidated financial statements.

Revenue Recognition

We recognize revenue from a sale when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, title has transferred to the customer and collection of the sales price is reasonably assured.

Coal sales revenues include sales to customers of coal produced at our facilities and coal purchased from other companies. Coal sales are made to our customers under the terms of coal supply agreements, most of which have a term greater than one year. Under the typical terms of these coal supply agreements, title and risk of loss transfer to the customer at the time the coal is shipped, which is the point at which revenue is recognized. Certain contracts provide for title and risk of loss transfer at the point of destination, in which case revenue is recognized when it arrives at its destination.

3. Critical and Significant Accounting Policies (Continued)

Coal sales contracts typically contain coal quality specifications. With coal quality specifications in place, the raw coal sold by us to the customer at the delivery point must be substantially free of magnetic material and other foreign material impurities, and crushed to a maximum size as set forth in the respective coal sales contract. Prior to billing the customer, price adjustments are made based on quality standards that are specified in the coal sales contract, such as British thermal unit factor, moisture, ash and sodium content, and can result in either increases or decreases in the value of the coal shipped.

Transportation costs are included in cost of product sold, and amounts we bill to our customers for transportation are included in revenues.

Asset Retirement Obligations and Remediation Costs

We recognize liabilities for asset retirement obligations ("AROs") where we have legal obligations associated with the retirement of long-lived assets. We recognize AROs at fair value at the time the obligations are incurred. The Company's AROs generally are incurred when a mine site is disturbed by mining activities and as the extent of disturbance increases. AROs reflect costs associated with legally required mine reclamation and closure activities, including earthwork, revegetation and demolition and are estimated based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are adjusted for estimated inflation and discounted at an adjusted, risk-free rate. The ARO amount is capitalized as part of the related mining property upon initial recognition and is included in depreciation and depletion expense using the units-of-production method based on proven and probable reserves. As changes in estimates occur (such as changes in estimated costs or timing of reclamation activities resulting from mine plan revisions), the ARO liability and related asset are adjusted to reflect the updated estimates. Increases in ARO liabilities resulting from the passage of time are recognized as accretion expense by applying the adjusted, risk-free rate that existed when the liability was initially measured to the amount of the liability at the beginning of the period. Other costs related to environmental remediation are charged to expense as incurred. When the reduction of the asset retirement obligation exceeds the carrying amount of the related asset retirement cost, the adjustment is recorded as a reduction of depletion expense.

We periodically update estimates of cash expenditures to meet each mine's reclamation requirements and we adjust the ARO in accordance with U.S. GAAP, which generally requires a measurement of the present value of any increase in estimated reclamation costs using an adjusted, risk-free interest rate based on U.S. Treasury bonds with a maturity similar to the expected remaining life of the mine. Adjustments to the ARO for decreases in the estimated amount of reclamation costs are measured using an adjusted, risk-free interest rate as of the date of the initial recognition of the ARO.

Coal Reserves, Mineral Rights, and Federal Coal Leases

We state our coal reserves at cost, less accumulated depletion. The cost of coal reserves includes, where applicable, the present value of payments required under leases that convey mineral rights, based on our estimate of the credit-adjusted, risk-free interest rate at inception of the lease. We compute depletion of coal reserves and mineral rights using the units-of-production method based on proven

3. Critical and Significant Accounting Policies (Continued)

and probable reserves. Coal reserves and mineral rights are included in land, improvements and mineral rights in property, plant and equipment, net.

Upon the award date of federal coal leases, pursuant to which payments are required to be paid in equal annual installments, we recognize an asset for the related mineral rights in property, plant and equipment and a corresponding liability for our future payment obligations in long-term debt. The amount recognized as an asset is the sum of the initial installment due at the effective date of the lease and the amount recognized in long-term debt, which reflects the present value of the remaining installments. We determine the present value of the remaining installments using an estimate of the credit-adjusted, risk-free rate that reflects our credit rating. Interest is recognized over the term of the lease based on the imputed interest rate that was used to determine the initial long-term debt amount on the effective date. Such interest may be capitalized while activities are in progress to prepare the acquired coal reserves for mining. The mineral rights asset recorded at the effective date is eventually recognized in depreciation and depletion expense using the units-of-production method over the period the related coal reserves are mined.

Income Taxes

We account for income taxes using a balance sheet approach in accordance with U.S. GAAP. Deferred income taxes are provided for temporary differences arising from differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates expected to be in effect when the related taxes are expected to be paid or recovered. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the appropriate valuation allowance, we consider projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and our overall deferred tax position. We recognize the benefit of uncertain tax positions at the greatest amount that is determined to be more likely than not of being realized. Interest and penalties related to income tax matters are included in income tax expense in the consolidated statements of operations.

Prior to our IPO, we were a member of a consolidated federal tax group and were party to a federal tax sharing agreement with the other members of the consolidated federal tax group. However, for the purposes of our pre-IPO consolidated financial statements, which were prepared on a carve-out basis, our current and deferred income taxes were calculated on a stand-alone income tax return basis. Differences arose as a result of computing our federal income taxes pursuant to the federal tax sharing agreement and on a stand-alone income tax return basis for the carve-out consolidated financial statements. For the year ended December 31, 2008, income taxes recognized in the carve-out consolidated financial statements exceeded income taxes pursuant to the tax sharing agreement by $29.6 million. This amount is presented as a capital contribution within former parent's equity, as the amount will not be paid by us.

3. Critical and Significant Accounting Policies (Continued)

Tax Agreement Liability

In connection with our IPO structuring transactions and Secondary Offering (see Note 2), we recognized a liability for the estimated, undiscounted amounts that we expect to pay RTEA in future years pursuant to the Tax Receivable Agreement, which we generally refer to as the tax agreement liability. The actual amounts payable under this agreement are determined and paid annually, after CPE Inc. has filed its income tax returns for the prior year. The annual payments are determined based on the difference between (i) CPE Inc.'s actual income tax liability for the prior year, which reflects the effects of the increase in tax basis that resulted from its acquisition of interests in CPE Resources, and (ii) a hypothetical calculation of CPE Inc.'s tax liability that assumes no such increase in tax basis. The required annual payments generally are equal to 85% of the tax savings actually realized as a result of the tax basis increase. Our estimate of the tax agreement liability is based on forecasts of our future income tax payments, with and without the tax basis increase, over the anticipated life of our mining operations and reclamation activities, assuming no additional coal reserves are acquired. The assumptions used in our forecasts are consistent with assumptions used in determining the valuation allowance for our deferred tax assets and in other contemporaneous accounting measurements, such as our annual test of goodwill impairment. We revise our estimated tax agreement liability annually in conjunction with our annual life-of-mine planning process, which typically takes place in the third quarter, or more frequently when there are significant changes in circumstances, such as the acquisition of additional coal reserves. Future changes in our estimated tax agreement liability will be recognized in other expense in our consolidated statement of operations. See Note 17 for more information about the Tax Agreement Liability.

Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Money market funds that meet all qualifying criteria for a money market fund under the Investment Company Act of 1940 are considered to be cash equivalents.

Restricted Cash

Restricted cash consists of cash and cash equivalents held in accounts that are subject to contractual restrictions on our ability to withdraw funds. We classify restricted cash as a current asset when we have the contractual right and economic ability to withdraw funds from the restricted cash account within one year from the balance sheet date. We may use restricted cash balances to collateralize surety bonds that secure our performance under certain of our reclamation obligations. Our surety bonds permit us to provide cash or letters of credit as collateral. In determining whether we have the ability to withdraw funds from restricted cash accounts, we consider the available capacity under our revolving credit facility, our forecasted cash flows and other relevant information.

Allowance for Doubtful Accounts Receivable

We determine an allowance for doubtful accounts based on the aging of accounts receivable, historical experience and management judgment. We write off accounts receivable against the allowance when we determine a balance is uncollectible and we no longer continue to actively pursue collection of

3. Critical and Significant Accounting Policies (Continued)

the receivable. Based on our assessment of the above criteria, there was no allowance for doubtful accounts at December 31, 2010 and 2009.

Inventories, Net

Materials and Supplies

We state materials and supplies at the lower of average cost or net realizable value. We establish allowances for excess or obsolete materials and supplies inventory based on prior experience and estimates of future usage.

Stockpiles and Finished Product ("Coal Inventory")

We state our coal inventory, which consists of coal stockpiles that may be sold in their current condition or may be further processed prior to shipment to a customer, at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price based on spot coal prices and prices under long-term contracts, less the estimated costs to complete production and bring the product to sale. The cost of coal inventory reflects mining costs incurred up to the point of stockpiling the coal and includes labor, supplies, equipment, applicable operating overhead and depreciation, depletion and amortization related to mining operations.

Property, Plant and Equipment

Plant and Equipment

We state plant and equipment at cost, less accumulated depreciation. Plant and equipment used in mining operations that are expected to remain in service for the life of the related mine are depreciated using the units-of-production method based on proven and probable reserves. Depreciation of other plant and equipment is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	5 to 25 years
Machinery and equipment	3 to 20 years
Furniture and fixtures	3 years

Capitalization of Interest

We capitalize interest costs on accumulated expenditures incurred in preparing capital projects for their intended use.

Mine Development Costs

We capitalize costs of developing new mines where proven and probable reserves exist. We amortize mine development costs using the units-of-production method based on proven and probable reserves that are associated with the property being developed. Costs may include construction permits and licenses; mine design; construction of access roads, slopes and main entries; and removing overburden and waste materials to access the coal ore body in a new pit prior to the production phase, which commences when saleable coal, beyond a de minimis amount, is produced. Where multiple pits exist at a mining operation, overburden removal costs are capitalized if such costs are for the

3. Critical and Significant Accounting Policies (Continued)

development of a new area that is separate and distinct from the existing production phase mines. Overburden removal costs that relate to the enlargement of an existing pit are expensed as incurred. Overburden removal costs incurred during the production phase are included as a cost of inventory to be recognized in cost of product sold in the same period as the revenue from the sale of inventory. Additionally, mine development costs include the costs associated with asset retirement obligations. Mine development costs are included in land, improvements and mineral rights in property, plant and equipment, net.

Repairs and Maintenance

We capitalize costs associated with major renewals and improvements. Expenditures to replace or completely rebuild major components of major equipment, which are required at predictable intervals to maintain asset life or performance, are capitalized. These major components are capitalized separately from the major equipment and depreciated according to their own estimated useful life, rather than the estimated useful life of the major equipment. All other costs of repairs and maintenance are charged to expense as incurred.

Exploration Costs

We expense all direct costs incurred in identifying new resources and in converting resources to reserves at development and production stage projects. Exploration costs of $0.2 million, $1.2 million and $1.4 million for the years ended December 31, 2010, 2009 and 2008, respectively, are included in cost of product sold.

Impairment

We evaluate the recoverability of our long-lived assets when events or changes in circumstances indicate that the carrying amount of property, plant and equipment may not be recovered over its remaining service life. An asset impairment charge is recognized when the sum of estimated future cash flows associated with the operation and disposal of the asset, on an undiscounted basis, is less than the carrying amount of the asset. An impairment charge is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value is measured using discounted cash flows based on estimates of coal reserves, coal prices, operating expenses and capital costs or by reference to observable comparable transaction or replacement cost data.

Intangible Assets

We state intangible assets at cost, less accumulated amortization. The cost of intangible assets consists of the fair value assigned to favorable long-term coal supply contracts in connection with business combinations and is amortized based on deliveries over the terms of the contracts. Intangible assets are subject to evaluation for potential impairment if an event occurs or a change in circumstances indicates the carrying amount may not be recoverable. No impairment charges were recorded in 2010, 2009, or 2008.

Goodwill

We assess the carrying amount of goodwill for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the

3. Critical and Significant Accounting Policies (Continued)

fair value of a reporting unit below its carrying amount. We assess goodwill for possible impairment using a two-step method in which we compare the carrying amount of each reporting unit to its fair value. If the carrying amount of a reporting unit exceeds its fair value, we perform an analysis to determine the fair values of the assets and liabilities of the reporting unit to determine whether the implied goodwill of that reporting unit has been impaired. We determine the fair value of our reporting units utilizing estimated future discounted cash flows based on estimates of proven and probable reserves, coal prices and operating costs, consistent with assumptions that we believe marketplace participants would use in their estimates of fair value. The carrying amount of our goodwill does not include any accumulated impairment losses.

Pensions and Other Postretirement Benefits

Our employees participate in defined contribution retirement plans, which require us to make contributions based on a percentage of compensation or to match employee contributions, subject to limitations. We recognize compensation expense for our required contributions as incurred.

Prior to our IPO, our employees, which do not include Decker employees, participated in a defined benefit retirement plan sponsored by Rio Tinto America. Periodic costs pertaining to this plan were allocated to us by Rio Tinto America on a basis of projected benefit obligation with respect to financing costs and on the basis of actuarial determinations for current and prior service costs. Our employees ceased to participate in this plan as a result of our IPO, and we have not assumed any pension obligations associated with this plan.

Prior to our IPO, our employees participated in a defined benefit postretirement welfare plan sponsored by Rio Tinto America. This plan provided for retired employees and their beneficiaries and dependents who meet eligibility requirements to receive medical, dental and life insurance benefits, subject to certain cost-sharing features, such as deductibles and coinsurance. We recognized a net periodic postretirement benefit cost for our required contribution to this plan based on actuarial cost data and an allocation from Rio Tinto America. Our employees ceased to participate in this plan; however, we agreed to sponsor, effective January 1, 2010, a new postretirement medical plan that provides retiree medical benefits for our employees. We account for postretirement benefits other than pensions by accruing the costs of benefits to be provided over the employees' period of active service. These costs are determined on an actuarial basis. Our consolidated balance sheets reflect the funded status of postretirement benefits.

Decker's employees participate in a defined benefit retirement plan sponsored by Decker, which is accounted for in accordance with U.S. GAAP requirements for defined benefit pension plans.

Accrued Liabilities

Contingent Liabilities

We account for contingent liabilities related to litigation, claims and assessments based on the specific facts and circumstances and our experience with similar matters. We record our best estimate of a loss when the loss is considered probable and the amount of loss is reasonably estimable. When a loss is probable and there is a range of the estimated loss with no best estimate in the range, we record our estimate of the minimum liability. As additional information becomes available, we revise our estimates as appropriate.

3. Critical and Significant Accounting Policies (Continued)

Workers' Compensation

For our employees in Wyoming, workers' compensation insurance is provided through a state fund program. We contribute to this program by applying the assessed state rate to gross payroll for the applicable employees, which is adjusted prospectively based on our workers' compensation historical incident rating.

For our employees in Colorado and Montana, workers' compensation insurance is provided under a zero-deductible workers' compensation program, which provides full coverage for any workers' compensation losses, including black-lung claims.

Share-Based Compensation

We measure the cost of share-based employee compensation based on the fair value of the award and recognize that cost over the period during which the recipient is required to provide services in exchange for the award, typically the vesting period. For equity awards, compensation cost is measured based on grant-date fair value of the award. The fair value of certain share-based payment awards is estimated using a Black-Scholes option valuation model. Prior to our IPO, certain of our employees participated in share-based compensation plans sponsored by Rio Tinto. As a result of our IPO, the awards granted by Rio Tinto became vested in accordance with the employee separation provisions contained in the original terms of the awards.

Discontinued Operations

We report items within discontinued operations in the consolidated statements of operations when the operations and cash flows of a particular component (defined as operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity) have been eliminated from our ongoing operations as a result of a disposal transaction, and we will no longer have any significant continuing involvement in the operations of that component. See Note 4 for additional information about discontinued operations.

Segment Information

We review, manage and operate our business as a single operating segment—the production of low sulfur, steam coal from surface mines, located in the Western region of the U.S. within the Powder River Basin ("PRB"), which is sold to electric utilities and industrial customers.

Earnings per Share

We compute basic earnings per share by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and potential dilutive common shares outstanding during the period. We apply the treasury stock method to determine potential dilutive common shares related to our stock options and non-vested share awards. We apply the if-converted method to determine potential dilutive common shares related to CPE Resources common membership units that are convertible to CPE Inc. common shares.

4. Discontinued Operations

There were no discontinued operations for the year ended December 31, 2010.

Sale of Jacobs Ranch Mine

Effective March 8, 2009, we entered into an agreement to sell our membership interest in Jacobs Ranch Coal LLC, which owned and operated the Jacobs Ranch coal mine, to Arch Coal, Inc. for cash consideration of $761.0 million, subject to certain adjustments as of the closing date. The sale closed on October 1, 2009, resulting in gross sales proceeds of $768.8 million, which were distributed to Rio Tinto America, and a pre-tax gain on sale of $264.8 million. The Jacobs Ranch mine was classified as held for sale and reported as discontinued operations as of March 1, 2009. As a result, the consolidated financial statements report the financial position, results of operations and cash flows of the Jacobs Ranch mine as discontinued operations in all periods presented. Included in Jacobs Ranch mine revenues in the table below are sales to our other subsidiaries of $21.9 million and $17.7 million for the years ended December 31, 2009 and 2008, respectively. Sales of coal to our other subsidiaries continued after the closing date under contracts that terminate upon completion of all required shipments in 2010. We determined that our purchases from the mine after the closing date do not represent significant continuing involvement based primarily on the immateriality of the expected purchases compared to the expected production of the mine and the short duration of the contracts.

Distribution of Colowyo and Uranium Mining Venture

Effective October 7, 2008, RTEA distributed to Rio Tinto America its controlling interests in Colowyo, together with a uranium mining venture undergoing reclamation activities. The consolidated financial statements report the financial position, results of operations and cash flows of the distributed entities as discontinued operations in all periods presented. Subsequent to the distribution date, we provided certain transitional management and administrative support services to the distributed entities on a cost reimbursement basis. These transitional services were concluded in March 2009.

The liabilities of the entities distributed to Rio Tinto America (including amounts payable to RTEA) exceeded the assets of such entities by $130.1 million on the distribution date. In December 2008, RTEA distributed to Rio Tinto America receivables due from the distributed entities totaling $115.2 million. We recorded a $14.9 million net capital contribution in the fourth quarter of 2008 for the amount by which the liabilities of the distributed entities exceeded their assets and the distributed receivables. The assets and liabilities were transferred at their respective carrying amounts as of the dates of distribution. No gain or loss was recognized in connection with the distribution.

4. Discontinued Operations (Continued)

Income (loss) from discontinued operations, net of tax, presented in the consolidated statements of operations consists of the following for the years ended December 31 (in thousands):

	2009	2008
Jacobs Ranch Mine		
Revenues	$ 368,640	$478,039
Costs and expenses	304,030	482,863
Income (loss) from discontinued operations, before gain on sale and income taxes	64,610	(4,824)
Gain on sale	264,767	—
Income tax (expense) benefit	(118,299)	685
Income (loss) from discontinued operations, net of taxes	$ 211,078	$ (4,139)
Colowyo and Uranium Mining Venture		
Revenues	$ —	$ 90,678
Costs and expenses	—	124,336
Loss from discontinued operations, before income taxes	—	(33,658)
Income tax benefit	—	12,582
Loss from discontinued operations, net of taxes	$ —	$(21,076)
Total Discontinued Operations		
Revenues	$ 368,640	$568,717
Costs and expenses	304,030	607,199
Income (loss) from discontinued operations, before gain on sale and income taxes	64,610	(38,482)
Gain on sale	264,767	—
Income tax (expense) benefit	(118,299)	13,267
Income (loss) from discontinued operations, net of taxes	$ 211,078	$(25,215)

5. Inventories

Inventories, net consisted of the following at December 31 (in thousands):

	2010	2009
Materials and supplies, net	$59,740	$60,868
Coal stockpiles and finished product	5,230	3,331
	$64,970	$64,199

Materials and supplies are stated net of an obsolescence allowance of $0.6 million and $1.3 million as of December 31, 2010 and 2009, respectively. We recognized a provision to increase the allowance by $976,000, $973,000 and $356,000, and charged inventory costs to the allowance of $1,709,000, $897,000 and $325,000, for the years ended December 31, 2010, 2009 and 2008, respectively.

6. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following at December 31 (in thousands):

	2010	2009
Land and improvements	$ 269,581	$ 272,598
Mineral rights (1)	660,037	590,292
Mining equipment	777,240	701,084
Construction in progress	9,081	13,413
Other equipment	59,143	99,949
Buildings and improvements	69,267	69,124
	1,844,349	1,746,460
Less: accumulated depreciation and depletion	(836,012)	(759,317)
	$1,008,337	$ 987,143

(1) Includes mineral rights of $319.3 million and $295.5 million at December 31, 2010 and 2009, respectively, attributable to areas where the Company was not currently engaged in mining operations and, therefore, the coal reserves are not currently being depleted.

Interest costs capitalized on mine development and construction projects totaled $24.5 million, $15.5 million and $6.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In 2010, we recognized an impairment charge of $659,000 for a piece of equipment which we no longer use. The impairment represents an adjustment to the estimated net realizable value that we expect to obtain from the sale of the equipment. In 2009, we recognized an impairment charge of $698,000 for costs incurred on an abandoned time-keeping software project. In 2008, we recognized an impairment charge of $1.01 million for costs incurred on an abandoned production cost efficiency project.

A $3.1 million reduction of the asset impairment charge was recognized in the year ended December 31, 2008, as a result of favorable changes in estimates and resolution of contingencies related to a 2007 asset impairment charge associated with the abandonment of a Rio Tinto system implementation.

7. Intangible Assets

Intangible assets, net consisted of the following at December 31 (in thousands):

	2010	2009
Acquired long-term coal supply contracts	$ 349,358	$ 349,358
Less: accumulated amortization	(349,358)	(346,161)
	$ —	$ 3,197

At December 31, 2009, acquired long-term coal supply contracts consisted of a contract acquired in 1993 that expired in 2010. The remaining $3.2 million unamortized balance of the contract was fully amortized in 2010.

7. Intangible Assets (Continued)

In March 2008, a Decker contract was amended to provide for a reduction in the quantities of coal to be supplied during 2009 through 2012 in exchange for a $12.7 million cash payment from the customer in 2009. Upon execution of the amendment, we recognized $6.3 million of revenue, representing our 50% interest in the cash to be received in exchange for the relief of the Company's obligation to supply coal, and amortization expense of $9.2 million, representing the accelerated amortization of our contract rights corresponding to the reduction in coal supply quantities under the amended contract. As a result of changes in the Decker mine plan in the fourth quarter of 2008, which resulted in lower projected cash flows, we evaluated the recoverability of Decker long-lived assets in December 2008 and determined that the remaining carrying amount of the Decker contract was not recoverable. Consequently, we recognized a $4.6 million impairment charge to reduce the carrying amount of our remaining contract rights to its estimated fair value of zero.

8. Investments

Investments are included in other noncurrent assets and have a carrying amount of $9.4 million and $4.5 million at December 31, 2010 and 2009, respectively. Investments at December 31, 2010 and 2009 consist of our 50% equity investment in Venture Fuels Partnership, a coal marketing company.

9. Long-Term Debt

Long-term debt consisted of the following at December 31 (in thousands):

	2010	2009
8.25% Senior Notes due 2017, net of $1,979 unamortized discount	$298,021	$297,824
8.50% Senior Notes due 2019, net of $2,337 unamortized discount	297,663	297,497
Total long term debt	$595,684	$595,321

Senior Notes

On November 25, 2009, CPE Resources and its wholly-owned subsidiary, Cloud Peak Energy Finance Corp., issued the 8.25% Senior Notes due 2017 ("2017 Notes") and the 8.5% Senior Notes due 2019 ("2019 Notes"), which we refer to collectively as the Senior Notes, in accordance with Rule 144A of the Securities Act of 1933, as amended. The 2017 Notes and the 2019 Notes each were issued in the aggregate principal amount of $300.0 million, net of original issue discounts of $2.2 million and $2.5 million, respectively, resulting in aggregate proceeds of $595.3 million. The 2017 Notes and 2019 Notes bear interest at fixed annual rates of 8.25% and 8.50%, respectively, and mature on December 15, 2017 and 2019, respectively. There are no mandatory redemption or sinking fund payments for the Senior Notes and interest payments are due semi-annually on June 15 and December 15, which commenced on June 15, 2010. Subject to certain limitations, we may redeem the 2017 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2015, or by paying their principal amount thereafter. Similarly, we may redeem the 2019 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2017, or by paying their principal amount thereafter.

9. Long-Term Debt (Continued)

Debt issuance costs of approximately $14.2 million were incurred in connection with the issuance of the Senior Notes. These costs were deferred and are being amortized to interest expense over the respective terms of the Senior Notes using the effective interest method. Unamortized debt issuance costs of $12.8 million and $14.1 million were included in noncurrent other assets at December 31, 2010 and 2009, respectively.

The Senior Notes are jointly and severally guaranteed by all of our existing and future restricted subsidiaries that guarantee our debt under our credit facility. See "Senior Secured Revolving Credit Facility" below. Substantially all of our consolidated subsidiaries, excluding Decker Coal Company in which CPE Resources holds a 50% interest, are considered to be restricted subsidiaries and guarantee the Senior Notes.

The indenture governing the Senior Notes, among other things, limits our ability and the ability of our restricted subsidiaries to incur additional indebtedness and issue preferred equity; pay dividends or distributions; repurchase equity or repay subordinated indebtedness; make investments or certain other restricted payments; create liens; sell assets; enter into agreements that restrict dividends, distributions or other payments from restricted subsidiaries; enter into transactions with affiliates; and consolidate, merge or transfer all or substantially all of their assets and the assets of their restricted subsidiaries on a combined basis.

The approximate fair value of our Senior Notes was $650.3 million at December 31, 2010. The fair value of the Senior Notes is based on market quoted prices as of December 31, 2010.

Senior Secured Revolving Credit Facility

Concurrently with the offering of the Senior Notes, we entered into a $400.0 million senior secured revolving credit facility, or Credit Facility, with a syndicate of lenders, the full amount of which is available for use in connection with loans or the issuance of letters of credit. The Credit Facility may be expanded at our request, subject to certain conditions and to the extent lenders are willing to extend additional commitments, up to an additional $50.0 million. Our obligations under the Credit Facility are supported by a guarantee by certain of our restricted subsidiaries. The Credit Facility matures on December 16, 2013. As of December 31, 2010, letters of credit totaling $10.5 million and no cash borrowings were outstanding under the Credit Facility. The letters of credit are used as collateral to secure our obligations to reclaim lands used for mining. See Note 17.

Lender fees and costs of $15.9 million were incurred in connection with the execution of the Credit Facility. These costs are being amortized to interest expense over the term of the Credit Facility using the straight-line method. Unamortized fees and costs of $11.7 million and $15.5 million were included in noncurrent other assets at December 31, 2010 and 2009.

Loans under the Credit Facility bear interest at the greater of the LIBOR or 2.50%, plus an applicable margin based on our credit rating of between 3.25% and 4.25% (4.00% at December 31, 2010). At our option, the interest rate on loans under the Credit Facility may be based on an alternative base rate of at least 3.50%, and the applicable margins over such alternative base rate are 1.00% less than the applicable margin for LIBOR loans. We are required to pay the lenders a commitment fee of 0.75% per year on the unused amount of the Credit Facility. Letters of credit issued under the Credit Facility, unless drawn upon, bear interest at the applicable margin for LIBOR loans from the date at which they are issued. In addition, in connection with the issuance of a letter of

9. Long-Term Debt (Continued)

credit we are required to pay the issuing bank a fronting fee of 0.25% plus additional customary administrative fees and expenses.

Our obligations under the Credit Facility are secured by substantially all of our assets and substantially all of the assets of certain of our subsidiaries, subject to certain permitted liens and to customary exceptions for similar coal financings. We are subject to financial maintenance covenants based on EBITDA (which is defined in the Credit Facility and is not the same as EBITDA or Adjusted EBITDA presented elsewhere in our consolidated financial statements) requiring us to maintain defined minimum levels of interest coverage and providing for a limitation on our total and first lien senior secured debt leverage ratios. Specifically, the Credit Facility requires us to maintain a ratio of EBITDA to consolidated net cash interest expense equal to or greater than 2.75 to 1, a ratio of funded debt to EBITDA equal to or less than 3.5 to 1, and a ratio of first lien senior secured debt to EBITDA equal to or less than 1.5 to 1 as long as the Credit Facility is in effect.

Our Credit Facility also requires us to comply with non-financial covenants that restrict certain activities at both the corporate and subsidiary levels and contains customary events of default with customary grace periods and thresholds. These covenants include restrictions on our ability to incur additional debt and pay dividends, among other restrictive covenants. Our ability to access the available funds under the Credit Facility may be impaired in the event that we do not comply with the covenant requirements or if we default on our obligations under the agreement. In addition, under the terms of the Credit Facility, a change in control of Cloud Peak Energy Inc. or CPE Resources would result in an automatic event of default and, unless waived by the required lenders, would result in all obligations under the Credit Facility to become immediately due and payable. At December 31, 2010, we were in compliance with the covenants contained in our Credit Facility.

RTA Facility

Prior to its termination in 2008, our credit facility with Rio Tinto America (the "RTA Facility") allowed us to borrow up to $800.0 million from Rio Tinto America with no specified maturity date. Borrowings under the RTA Facility were subject to interest, payable quarterly, calculated on the daily average borrowings outstanding during the quarter at a rate equal to the average 3 month U.S. dollar LIBOR plus a margin of 1.5%. Interest cost related to the RTA Facility was $16.8 million for the year ended December 31, 2008. As of December 31, 2007, $37.4 million of accrued interest on the RTA Facility was converted to principal. Effective September 24, 2008, the RTA Facility was terminated and the then outstanding balance was converted to equity. The total outstanding principal and accrued interest amount at the effective date of the termination of the RTA Facility of $547.4 million is reflected as a capital contribution in the consolidated statement of equity for the year ended December 31, 2008.

9. Long-Term Debt (Continued)

Future Maturities

Aggregate future maturities of long-term debt as of December 31, 2010 are as follows (in thousands):

2015 and thereafter	600,000
	600,000
Less discount on senior notes	4,316
Total long term debt	$595,684

Interest expense under financing arrangements, net of amounts capitalized, totaled $46.9 million, $6.0 million and $20.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

10. Other Long-Term Obligations

Long-term obligations consisted of the following at December 31 (in thousands):

	2010	2009
Federal coal lease obligations	$118,289	$169,058
Other	8,071	9,309
Total obligations	126,360	178,367
Less: current portion	(59,410)	(55,282)
Total long-term obligations	$ 66,950	$123,085

Federal Coal Leases

The Company's federal coal leases, as reflected in the consolidated balance sheets, consist of discounted obligations payable to the Bureau of Land Management of the U.S. Department of the Interior under four leases, each of which requires five equal annual payments, as follows (in thousands):

Payment Dates	Annual Payment	Imputed Interest Rate	Principal Balance at December 31	
			2010	2009
December 1, 2007-2011	$ 3,980	6.8%	$ 3,728	$ 7,220
August 1, 2008-2012	50,160	7.5%	90,068	130,447
May 1, 2009-2013	9,620	8.7%	24,493	31,391
			$118,289	$169,058

The Company recognizes imputed interest on federal coal leases based on an estimate of the credit-adjusted, risk-free rate reflecting the Company's estimated credit rating at the inception of the lease. Imputed interest for the years ended December 31, 2010, 2009 and 2008 was $11.7 million, $14.2 million and $7.9 million, respectively, of which, $10.8 million, $14.1 million and $5.8 million, respectively, was capitalized as we prepared to mine the related coal deposits.

10. Other Long-Term Obligations (Continued)

Other

Other long-term obligations consists of obligations incurred in connection with the acquisitions of land and mineral rights. At December 31, 2010 and 2009, we had $8.1 million and $9.3 million of purchase obligations with parties other than the BLM of which $4.8 million and $4.5 million are current as of December 31, 2010 and 2009, respectively. These bear interest at rates ranging from 6% to 8%.

The approximate fair value of our federal coal lease obligations was $127.6 million at December 31, 2010. The fair value estimates for the federal coal leases were determined by discounting the remaining lease payments using a current estimate of the credit-adjusted, risk-free interest rate that is based on the Company's current credit standing.

11. Asset Retirement Obligations

Changes in the carrying amount of the Company's asset retirement obligations were as follows (in thousands):

	2010	2009
Balance at January 1	$181,419	$167,272
Accretion expense	12,499	12,587
Revisions to estimated cash flows	777	6,415
Payments	(5,938)	(4,855)
Balance at December 31	188,757	181,419
Less current portion	(6,587)	(5,479)
Asset retirement obligation, net of current portion	$182,170	$175,940

The above amounts exclude $5.9 million and $6.5 million of concurrent reclamation for the years ended December 31, 2010 and 2009, respectively. The revisions to estimated cash flows pertain to revisions in the estimated amount and timing of legally required reclamation activities throughout the lives of the respective mines and reflect changes in estimates of closure volumes, disturbed acreages and third-party unit costs as of December 31, 2010 and 2009. Adjustments to AROs resulting from such revisions generally result in a corresponding adjustment to the related asset retirement cost in property, plant and equipment, net.

In 2008, a change in the timing of reclamation activities for one of our mines resulted in a reduction in the asset retirement obligation that exceeded the carrying amount of the related asset retirement cost by $4.7 million ($3.0 million after tax) and was recognized as a reduction of depreciation and depletion expense in the period.

12. Employee Benefit Plans

Our consolidated statements of operations include expenses in connection with employee benefit plans sponsored by Cloud Peak Energy (subsequent to our IPO) and Rio Tinto America (prior to our IPO), as follows for the years ended December 31 (in thousands):

	2010	2009	2008
Cloud Peak Energy plans:			
Defined contribution retirement plans	$11,212	$ 757	$ —
Retiree medical plan	4,710	359	—
	15,922	1,116	—
Rio Tinto America plans:			
Defined contribution retirement plans	—	6,414	6,384
Defined benefit pension plan	—	2,608	2,943
Retiree medical plan	—	1,373	1,505
	—	10,395	10,832
Decker pension plan	626	892	44
Total	$16,548	$12,403	$10,876

Cloud Peak Energy Plans

Defined Contribution Retirement Plans

In connection with our IPO, we established the Cloud Peak Energy 401(k) Plan and Profit Sharing Plan in order to facilitate the accumulation of retirement savings for our employees, which do not include Decker employees. Our employees may elect to contribute a portion of their salary on a pre-tax basis to their account in the 401(k) Plan and we match the employee contributions up to 6% of eligible compensation. We also contribute an additional 6% of eligible compensation to employee accounts under the Profit Sharing Plan. All contributions are fully vested at the date of contribution.

Retiree Medical Plan

In connection with our IPO, we agreed to establish a plan to provide certain postretirement medical benefits to eligible employees, which does not include Decker employees (the "Retiree Medical Plan"). Employees who are 55 years old and have completed ten years of service with the Company generally are entitled to receive benefits under the Retiree Medical Plan, except for employees who were eligible at the date of our IPO to receive benefits under the Rio Tinto America retiree medical plan and elect to receive such benefits. As required by an agreement between Rio Tinto America and us in connection with the IPO, the retiree medical plan grants credit for service rendered by our employees to Rio Tinto America prior to the IPO.

12. Employee Benefit Plans (Continued)

Net periodic postretirement benefit costs included the following components:

	2010	2009
Service cost	$2,315.6	$252.2
Interest cost	988.7	107.2
Amortization of prior service cost	1,405.7	—
Net periodic postretirement benefit cost	$4,710.0	$359.4

We recognized a $16.6 million liability as of November 19, 2009, for our accumulated postretirement benefit obligation ("APBO") under the Retiree Medical Plan. The initial APBO amount reflects the cost of certain benefits attributable to services rendered by our employees prior to the initiation of the Retiree Medical Plan. The APBO for prior service cost was allocated between the controlling and noncontrolling interests in CPE Resources and charged to accumulated other comprehensive loss (see Note 14). These amounts will be recognized in net periodic postretirement benefit cost over the remaining period prior to the date the employees become eligible to receive benefits. At the time that we recognized the liability we classified $1.3 million of the liability as current.

At December 31, 2009, we remeasured and adjusted the liability for the APBO to $16.4 million, of which $20,000 is included in current liabilities and $16.4 million is included in noncurrent other liabilities in our consolidated balance sheet at December 31, 2009. The net decrease of $236,000 in the APBO for the period ended December 31, 2009, is attributable to the recognition of a $595,000 pre-tax actuarial gain in other comprehensive income, partially offset by the recognition of service cost of $252,000 and interest cost of $107,000 in our consolidated statement of operations.

At December 31, 2010, we remeasured and adjusted the liability for the APBO to $23.3 million, of which $37,000 is included in current liabilities and $23.2 million is included in noncurrent other liabilities in our consolidated balance sheet at December 31, 2010. The net increase of $6.9 million in the APBO for the period ended December 31, 2010, is attributable to $2.3 million in current period service cost, $1.0 million in interest costs and $3.6 million in increased costs associated with changes in actuarial assumptions.

We used the following assumptions in the measurement of the APBO:

	December 31, 2010	December 31, 2009
Discount rate	5.51%	6.04%
Health care cost trend rate assumed for next year	8.50%	9.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2018	2018

To determine the discount rate, we matched our cash projections against the Citigroup Pension Discount Curve. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point increase in the assumed health care cost trend would increase net periodic postretirement benefit cost and the APBO by $492,865 and $3.0 million, respectively, and a one-percentage-point decrease in the rate would decrease net periodic postretirement benefit cost and the APBO by $408,361 and $2.5 million, respectively, as of December 31, 2010.

12. Employee Benefit Plans (Continued)

Our estimated future benefit payments under the Retiree Medical Plan, which are net of estimated employee contributions and reflect expected future service, are as follows for the years ended December 31 (in thousands):

2011	$ 37
2012	95
2013	174
2014	279
2015	422
2016 - 2020	$6,515

Rio Tinto America Plans

Defined Contribution Retirement Plans

Prior to our IPO, we were a participating employer in two defined contribution plans sponsored by Rio Tinto America. We were required to contribute to these plans based on eligible employee compensation and employee contribution matching requirements. Employees of Decker were not included in these plans.

Defined Benefit Plans

Prior to our IPO structuring transactions, our employees, which do not include Decker employees, participated in a defined benefit pension plan and a retiree medical plan sponsored by Rio Tinto America. We made contributions to the pension plan as determined by consulting actuaries based upon the applicable regulatory funding standard and made contributions to the retiree medical plan as benefits were paid. We recognized benefit costs in excess of our contributions on a carve-out basis, based on an allocation of net periodic pension cost and net periodic postretirement benefit cost, as determined in accordance with U.S. GAAP. Our liabilities for costs incurred under these plans were recognized in due to related parties and were cancelled in connection with our IPO structuring transactions (see Note 2). For the year ended December 31, 2008, we recorded a charge to former parent's equity of $687,000, net of tax, in connection with a change in the measurement date for plan assets and benefit obligations.

Decker Pension Plan

Decker's employees participate in a defined benefit retirement plan sponsored by Decker. This plan does not have a material impact on our consolidated financial position, results of operations or cash flows. Our share of the funded status of the plan is reported in noncurrent other liabilities and was $2.9 million and $2.5 million at December 31, 2010 and 2009, respectively. Other comprehensive income or loss includes certain actuarial gains and losses that are reflected in the funded status of the plan, but have not been recognized in periodic benefit cost.

13. Income Taxes

Our income from continuing operations before income tax provision and earnings (losses) from unconsolidated affiliates is earned solely in the U.S. For periods prior to our IPO, our consolidated financial statements reflect income taxes recognized by RTEA. See "Initial Public Offering, Related

13. Income Taxes (Continued)

IPO Structuring Transactions, and Secondary Offering" in Note 2. RTEA was a member of an affiliated federal tax group and was party to a federal income tax sharing agreement with the other members of the affiliated federal income tax group. However, for the purposes of our consolidated financial statements, which were prepared on a carve-out basis, RTEA's current and deferred taxes were calculated on a stand-alone separate return basis. RTEA provided income taxes on substantially all pre-tax income reported in our consolidated financial statements for such pre-IPO periods. For periods following our IPO, CPE Inc. is required to file a separate federal corporate income tax return and recognizes income taxes on its pre-tax income, which for periods before the Secondary Offering has consisted solely of its share (approximately 51%) of CPE Resources pre-tax income. For periods following the Secondary Offering, CPE Inc. recognizes income tax expense on 100% of pretax income. CPE Resources is organized as a limited liability company and generally is not subject to income taxes, although several corporate subsidiaries of CPE Resources file separate corporate income tax returns and may incur minor amounts of income tax or may incur losses which cannot benefit other entities included in the consolidated financial results. Because CPE Resources generally is not a taxable entity, our consolidated financial statements do not reflect any income taxes on pre-tax income attributable to the noncontrolling interest in CPE Resources that existed before our Secondary Offering.

The income tax provision (benefit) for continuing operations consisted of the following for the years ended December 31 (in thousands):

	2010	2009	2008
Current:			
Federal	$ 3,478	$52,309	$ 44,154
State	—	1,495	1,262
Total current	3,478	53,804	45,416
Deferred:			
Federal	27,961	14,044	(19,540)
State	543	401	(558)
Total deferred	28,504	14,445	(20,098)
Total income tax provision	$31,982	$68,249	$ 25,318

13. Income Taxes (Continued)

The tax effects of temporary differences that result in deferred tax assets and deferred tax liabilities for continuing operations consisted of the following at December 31 (in thousands):

	2010	2009
Deferred income tax assets:		
Property, plant and equipment	$ 178,174	$ —
Accrued expense and liabilities	27,554	—
Pension and other postretirement benefits	8,884	
Investment in joint venture partnerships	4,542	—
Accrued reclamation and mine closure costs	41,128	—
Contract rights	21,533	
Investment in CPE Resources	—	103,639
Tax agreement liability	69,006	19,623
Other	10,618	
Total deferred income tax assets	361,439	123,262
Less valuation allowance	(94,572)	(22,462)
Net deferred income tax asset	266,867	100,800
Deferred income tax liabilities:		
Inventories	(2,976)	—
Mineral rights	(93,383)	—
Other	(7,971)	—
Total deferred income tax liabilities	(104,330)	—
Net deferred income tax assets (liabilities)	$ 162,537	$100,800

At December 31, 2009 CPE Inc.'s principal deferred tax asset relates to its partnership investment in CPE Resources, which reflects an increase in tax basis in connection with our IPO structuring transactions. After the Secondary Offering, CPE Resources is no longer a partnership for tax purposes and CPE Inc. is required to report differences between tax bases of assets and liabilities and the financial statement carrying amount of these items individually. CPE Inc. also has recognized a deferred tax asset for payments it expects to make pursuant to the Tax Receivable Agreement with RTEA, which is recognized as a liability in our consolidated financial statements. Included in our other deferred tax assets are net operating loss carryforwards of $7.8 million that expire in 2029 and 2030 and AMT credits of $2.7 million that do not expire.

Net deferred income tax assets related to continuing operations are classified in the consolidated balance sheets at December 31 as follows (in thousands):

	2010	2009
Net current deferred income tax assets	$ 21,552	$ 280
Net noncurrent deferred income tax assets	140,985	100,520
Net deferred income tax assets	$162,537	$100,800

13. Income Taxes (Continued)

The future realization of deferred income tax assets that resulted from the increased tax basis arising from the IPO and the Secondary Offering depends on the existence of sufficient future taxable income. Based on our consideration of CPE Resources' historical operations, current forecasts of taxable income over the remaining lives of our mines, the availability of tax planning strategies, and other factors, we determined that $162.5 million of the potential tax benefits are more likely than not to be realized at the statutory federal and state income tax rates. Accordingly, we have provided a $94.6 million valuation allowance to reduce our deferred tax assets to the amount that we determined is more likely than not to be realized.

The effective tax rate for our continuing operations is reconciled to the U.S. federal statutory income tax rate for the years ended December 31 as follows:

	2010	2009	2008
United States federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	0.4	0.8	0.6
Depletion	(3.0)	(5.6)	(9.8)
Section 468 imputed interest	—	—	0.5
Section 199 domestic manufacturing deduction	(0.1)	(1.6)	(3.3)
Valuation allowance	9.0	—	—
Noncontrolling interest	(18.9)	(1.5)	—
Prior year return-to-actual	(0.4)	—	—
Other	(0.1)	0.3	0.2
Effective tax rate	21.9%	27.4%	23.2%

The effective tax rate for 2010 reflects a reduction related to the noncontrolling interest in the pre-tax income of CPE Resources for the period before the Secondary Offering, for which no income taxes were recognized in the consolidated statement of operations.

14. Equity and Comprehensive Income

Immediately prior to our IPO structuring transactions, RTEA and an affiliate held 60,000,000 common membership units in CPE Resources. See "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" in Note 2. In connection with our IPO, we purchased 30,600,000 of the common membership units from RTEA, which represented 51% of the outstanding units. The CPE Resources limited liability company agreement, as amended, requires that there must be a one-to-one ratio between the number of common membership units held by CPE Inc. and the number of shares of CPE Inc. common stock issued and outstanding and not held in treasury.

Therefore, when we issue restricted shares pursuant to the 2009 Cloud Peak Energy Long Term Equity Incentive Plan or if options issued under the plan are exercised and new shares are issued, CPE Inc. acquires additional common membership units in order to maintain the one-to-one ratio. Any time that those restricted shares are forfeited; they are cancelled along with the related membership units. CPE Inc. is required to contribute any cash consideration received for issued shares, net of applicable withholding taxes, to CPE Resources. We issued 849,402 shares of restricted stock on our IPO date and subsequently cancelled 400 shares due to forfeitures (See Note 15). Further stock activity

14. Equity and Comprehensive Income (Continued)

resulted in a net increase of the total common membership units issued and outstanding to 60,849,002 at December 31, 2009.

Allocations of CPE Resources' net income or net losses are made at the end of each fiscal quarter pro rata based on the number of common membership units owned by each member, as compared to the total number of common membership units outstanding at the time of the allocation. In connection with the Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering resulting in a divesture of 100% of Rio Tinto's holdings in Cloud Peak Energy. As CPE Inc. is the 100% holder of all membership units subsequent to the Secondary Offering, all CPE Resources income is now allocated to CPE Inc.

Comprehensive income includes net income and other comprehensive income arising from activity related to our defined benefit employee benefit plans (see Note 12). The following table summarizes the allocation of total comprehensive income between the controlling and noncontrolling interests for the year ended December 31, 2010 (in thousands):

	Controlling Interest	Noncontrolling Interest	Total
Net income	$33,737	$83,460	$117,197
Other comprehensive income (loss):			
Decker pension adjustments	295	—	295
Decker pension adjustments income tax	(106)	—	(106)
Retiree medical plan amortization of prior service cost	751	654	1,405
Retiree medical plan amortization of prior service cost income tax	(270)	—	(270)
Retiree medical plan adjustment	(3,587)	—	(3,587)
Retiree medical plan adjustment income tax	1,292	—	1,292
Total other comprehensive loss	(1,625)	654	(971)
Total comprehensive income	$32,112	$84,114	$116,226

14. Equity and Comprehensive Income (Continued)

The following table summarizes the allocation of total comprehensive income between the controlling and noncontrolling interests for the year ended December 31, 2009 (in thousands):

	Controlling Interest	Noncontrolling Interest	Total
Net income	$381,701	$11,849	$393,550
Other comprehensive income (loss):			
Decker pension adjustments	1,104	1,032	2,136
Decker pension adjustments income tax	(397)	—	397
Retiree medical plan initiation	(8,587)	(8,028)	(16,615)
Retiree medical plan initiation income tax	3,091	—	3,091
Retiree medical plan adjustment	308	287	595
Retiree medical plan adjustment income tax	(111)	—	(111)
Total other comprehensive loss	(4,592)	(6,709)	(11,301)
Total comprehensive income	$377,109	$ 5,140	$382,249

The following table summarizes the noncontrolling interest share of CPE Resources' net income (in thousands):

	2010	2009
Income from continuing operations before income tax provision and earnings from unconsolidated affiliates	$149,331	$24,559
Adjustment for TRA expense not allocable to noncontrolling interest	19,669	—
Earnings (losses) from unconsolidated affiliates before income taxes	3,822	(35)
Income from continuing operations before income tax provision	172,822	24,524
Income from continuing operations before income tax provision attributable to the noncontrolling interest (48.3%)	$ 83,460	$11,849

Prior to the Secondary Offering, RTEA and its affiliate had the right to redeem any or all of their common membership units at a per unit redemption price equal to the volume-weighted-average price of a share of CPE Inc. common stock for the ten previous trading days prior to redemption notice being given. CPE Inc. had the right to assume those units by either paying the redemption price noted above in cash, by issuing to RTEA or its affiliate the same number of shares of its common stock as common membership units being redeemed, or a combination of both. As a result of the Secondary Offering, CPE Inc. holds 100% of the common membership units.

15. Share-Based Compensation

Prior to our IPO, certain of our employees participated in share-based compensation plans sponsored by Rio Tinto. In connection with our IPO, we adopted the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan, or LTIP, which permits awards to our employees, which do not include Decker employees, and eligible non-employee directors. The LTIP allows for the issuance of

15. Share-Based Compensation (Continued)

share-based compensation in the form of restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards and share awards. The LTIP authorizes a pool of 3.4 million shares of our common stock for issuance in connection with share-based awards.

Total share-based compensation expense recognized primarily within selling, general and administrative expenses in our consolidated statements of operations was as follows for the years ended December 31 (in thousands):

	2010	2009	2008
Rio Tinto sponsored plans	$ —	$2,288	$(55)
Cloud Peak Energy sponsored plan	7,234	785	—
Total share-based compensation expense	$7,234	$3,073	$(55)

As of December 31, 2010, the total unrecognized compensation cost related to nonvested awards was $18.2 million, which is expected to be recognized over 1.9 years.

Restricted Stock

In connection with our IPO, on November 20, 2009, we granted restricted stock under the LTIP to substantially all of our employees and directors. Generally, the related agreements provide that restricted stock issued will fully vest on the third anniversary of the grant date. However, the restricted stock will pro-rata vest sooner if a grantee terminates employment with or stops providing services to the Company because of death, disability, redundancy or retirement. The restricted stock will fully vest if an employee is terminated without cause within two years after a change in control occurs (as such term is defined in the LTIP).

A summary of restricted stock award activity is as follows (in thousands):

	Number	Weighted Average Grant-Date Fair Value (per share)
Non-vested shares at January 1, 2009	—	$ —
Granted	849,402	15.00
Forfeited	(400)	15.00
Vested	—	—
Non-vested shares at December 31, 2009	849,002	$15.00
Non-vested shares at January 1, 2010	849,002	$15.00
Granted	69,153	16.19
Forfeited	(39,838)	15.00
Vested	(384)	15.15
Non-vested shares at December 31, 2010	877,933	$15.09

15. Share-Based Compensation (Continued)

Non-Qualified Stock Options

In connection with our IPO, on November 20, 2009, we granted non-qualified stock options under the LTIP to certain employees. Generally, the agreements provide that any option awarded will become exercisable in three years. However, the option will become pro-rata exercisable sooner if a grantee terminates employment because of death, disability, redundancy or retirement. The option award will fully vest if an employee is terminated without cause within two years after a change in control occurs (as such term is defined in the LTIP). No option can be exercised more than ten years after the date of grant. Each award will be forfeited if the grantee terminates employment with or stops providing services to us for any reason other than those reasons noted above.

A summary of non-qualified stock option activity is as follows (in thousands):

	Number	Weighted Average Exercise Price (per option)	Weighted Average Contractual Term (Years)
Options outstanding at January 1, 2009	—	$ —	
Granted	1,011,951	15.00	
Forfeited	—	—	
Options outstanding at December 31, 2009	1,011,951	15.00	9.89
Exercisable at December 31, 2009	—		
Options outstanding at January 1, 2010	1,011,951	$15.00	9.89
Granted	59,828	16.20	
Forfeited	(39,284)	15.00	
Options outstanding at December 31, 2010	1,032,495	15.07	8.91
Exercisable at December 31, 2010	—		

We used the Black-Scholes option pricing model to determine the fair value of stock options. Determining the fair value of share-based awards requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise and the associated volatility. As we have no historical exercise history, expected option life assumptions were developed using the simplified method as outlined in Topic 14, *Share-Based Payment*, of the Staff Accounting Bulletin Series. We utilized U.S. Treasury yields as of the grant date for our risk-free interest rate assumption, matching the treasury yield terms to the expected life of the option. We utilized a 6.5-year peer historical lookback to develop our expected volatility.

15. Share-Based Compensation (Continued)

The assumptions used to estimate the fair value of options granted on March 3, 2010 and on November 20, 2009 are as follows (dollar amount in thousands):

	2010	2009
Weighted average fair value (per option)	$9.34	$8.85
Assumptions:		
Risk-free interest rate	3.0%	2.9%
Expected option life	6.5 years	6.5 years
Expected volatility	57%	59%
Dividend yield	0%	0%

Rio Tinto Plans

Prior to our IPO, certain of our employees participated in Rio Tinto share-based compensation plans. As a result of our IPO, the awards granted by Rio Tinto became vested, in full or on a pro-rata basis, in accordance with the employee separation provisions contained in the original terms of the awards. Our share-based compensation expense for the year ended December 31, 2009 includes $936,000 as a result of the accelerated vesting of the Rio Tinto awards. Rio Tinto retained the obligation to settle the vested awards with our employees. As a result of our IPO, we reversed a $1.3 million accrued liability for the fair value of certain awards to be settled in cash and adjusted former parent's equity to reflect Rio Tinto's assumption of this liability. See "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" in Note 2.

16. Earnings Per Share

Prior to our IPO on November 19, 2009, our parent company and predecessor for financial reporting purposes was RTEA. For all periods presented in these consolidated financial statements, RTEA had one share of common stock outstanding. In anticipation of our IPO, RTEA contributed substantially all of its assets and liabilities associated with our coal business to CPE Resources. The limited liability company agreement for CPE Resources was amended in connection with our IPO to increase the number of its common membership units to 60,000,000 units and to require a one-to-one ratio between the number of common membership units held by CPE Inc. and the number of outstanding shares of CPE Inc. common stock. Consequently, CPE Inc.'s acquisition of a 51% interest in CPE Resources resulted in the transfer of 30,600,000 common membership units to CPE Inc. and the issuance of 30,600,000 shares of common stock to the public. We consider the effect of the equity restructuring transactions that occurred in connection with our IPO to be substantially similar to a stock split, where one share of RTEA stock, which prior to our IPO represented 100% ownership of the business of CPE Resources, became equivalent to 60,000,000 common membership units in CPE Resources. Pursuant to the one-to-one ratio requirements, CPE Inc. would have been required to have 60,000,000 shares of common stock outstanding if it had owned the 100% interest in CPE Resources that was held by RTEA, as former parent, prior to our IPO. Accordingly, we assume that 60,000,000 shares of common stock were outstanding during periods prior to our IPO for purposes of calculating basic and diluted earnings per share.

On December 15, 2010, Cloud Peak Energy Inc. priced the Secondary Offering of 29,400,000 shares of its common stock on behalf of Rio Tinto. In connection with the Secondary Offering, we

16. Earnings Per Share (Continued)

exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources is now a wholly-owned subsidiary of Cloud Peak Energy Inc.

The table below summarizes the calculation of basic earnings per share for the years ended December 31, (in thousands, except per share amounts):

	2010	2009	2008
Amounts attributable to controlling interest common shareholders:			
Income from continuing operations	$33,737	$170,623	$ 88,340
Income (loss) from discontinued operations	—	211,078	(25,215)
Net income	$33,737	$381,701	$ 63,125
Earnings per share from continuing operations	$ 0.98	$ 3.01	$ 1.47
Earnings per share from discontinued operations	—	3.73	(0.42)
Basic earnings per share	$ 0.98	$ 6.74	$ 1.05
Weighted-average shares outstanding	34,305	56,617	60,000

There were no dilutive potential common shares prior to our IPO. Following our IPO, dilutive potential common shares include restricted shares and options issued under the LTIP (see Note 15) and common shares that may be issued in exchange for CPE Resources common membership units held by Rio Tinto members (see Note 14). We apply the treasury stock method to determine dilution from restricted shares and options, and apply the if-converted method to determine dilution from the exchange of common membership units. In applying the if-converted method, we assumed that the Rio Tinto members have exchanged all of their membership units in CPE Resources for an equivalent number of shares of CPE Inc. common stock. In this calculation, we increased the numerator to include CPE Resources income attributable to the noncontrolling interest and decreased the numerator to reflect the additional income tax expense that results from the attribution of additional CPE Resources income to CPE Inc.'s controlling interest in CPE Resources. The calculation of such additional income tax expense reflects our combined federal and state statutory rate of 36%.

16. Earnings Per Share (Continued)

The following table summarizes the calculation of diluted earnings per share for the years ended December 31, (in thousands, except per share amounts):

	2010	2009	2008
Numerator for calculation of diluted earnings per share:			
Income from continuing operations attributable to controlling interest shareholders	$33,737	$170,623	$ 88,340
Add back income from continuing operations attributable to the noncontrolling interest, net of estimated income taxes	—	7,583	—
Numerator for diluted income from continuing operations per share	33,737	178,206	88,340
Income (loss) from discontinued operations	—	211,078	(25,215)
Numerator for diluted net income per share	$33,737	$389,284	$ 63,125
Denominator for basic income per share—weighted-average shares outstanding	34,305	56,617	60,000
Weighted-average common shares from assumed exchange of CPE Resources common membership units held by noncontrolling interest	—	3,383	—
Denominator for diluted earnings per share	34,305	60,000	60,000
Diluted earnings per share from continuing operations	$ 0.98	$ 2.97	$ 1.47
Diluted earnings (loss) per share from discontinued operations	—	3.52	(0.42)
Diluted earnings per share	$ 0.98	$ 6.49	$ 1.05

For the year ended December 31, 2010, 877,933 restricted shares and 1,032,495 options outstanding under the LTIP were excluded from the diluted earnings per share calculation because they were anti-dilutive. For the year ended December 31, 2009, 849,002 restricted shares and 1,011,951 options outstanding under the LTIP were excluded from the diluted earnings per share calculation because they were anti-dilutive.

17. Commitments and Contingencies

Commitments

Operating Leases

We occupy various facilities and lease certain equipment under various lease agreements. In April 2010, we entered into a lease agreement for an office in Broomfield, Colorado. The lease commenced in August 2010 and has an initial term of 126 months (10.5 years). Total base rent, including estimated operating expenses, for the entire initial term of the lease is $8.1 million, resulting in an average annual rent expense of approximately $770,000. This new lease agreement replaced our prior sublease of office space in Greenwood Village, Colorado (see Note 18).

17. Commitments and Contingencies (Continued)

The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2010, are as follows (in thousands):

2011	$ 791.1
2012	816.0
2013	753.7
2014	796.6
2015	825.9
Thereafter	4,680.3
	$8,663.6

Rental expense for the years ended December 31, 2010, 2009 and 2008, was $1.2 million, $2.2 million and $1.4 million, respectively.

Purchase Commitments

As of December 31, 2010, we had outstanding capital purchase commitments of $13.1 million and coal purchase commitments of $10.7 million. The coal purchase commitments will be utilized for coal sales made to a customer under the terms of a coal supply agreement that terminates upon completion of all required shipments in 2011.

In April 2008, we entered into an agreement to purchase land adjacent to our Antelope mine, whereby the seller may require us to pay a purchase price of up to $23.7 million which will close between April 2013 and April 2018.

Tax Receivable Agreement

We have recognized a $190.1 million undiscounted liability for our estimated payments to RTEA under the Tax Receivable Agreement, of which $18.2 and $171.9 million is classified as current and noncurrent, respectively, as of December 31, 2010. The estimated liability is based on forecasts of future taxable income over the anticipated life of our mining operations and reclamation activities, assuming no additional coal reserves are acquired. The assumptions used in our forecasts are subject to substantial uncertainty about our future business operations and the actual payments that we are required to make under the Tax Receivable Agreement could differ materially from our estimates. Based on our estimates as of December 31, 2010, we expect to make payments of $18.2 in 2010 and payments averaging approximately $24.5 million during 2012 to 2015. CPE Inc. is obligated to make these payments and expects to obtain funding for these payments by causing CPE Resources to distribute cash to its owner, CPE Inc.

During the quarter ended September 30, 2010, CPE Inc. completed its 2009 federal income tax return filing process, which included a final determination of the amount of the increased tax basis in CPE Inc.'s share of CPE Resources's assets recorded as a result of the IPO structuring transactions. As a result, the initial liabilities CPE Inc. expected to owe under the Tax Receivable Agreement based on its operating plans at the time of the IPO decreased, resulting in a $2.4 million credit to retained earnings as of September 30, 2010.

17. Commitments and Contingencies (Continued)

Additionally, in the third quarter CPE Inc. completed its annual update of its most recent operating plans and to its resulting estimated future taxable income. This resulted in an increase in the estimated liability due to Rio Tinto under the Tax Receivable Agreement, resulting in a $19.7 million charge to non-operating income for the year ended December 31, 2010. Related adjustments of $5.4 million to the net value of deferred tax assets are recorded through income tax expense. These charges are solely attributable to Cloud Peak Energy Inc., the controlling interest.

During the quarter ended December 31, 2010, CPE Inc. completed the Secondary Offering and, as a result, we recognized an additional $123.6 million liability for the estimated, undiscounted amounts that we expect to pay RTEA pursuant to the Tax Receivable Agreement. This adjustment does not result in a charge to our statement of operations, but rather as an adjustment to our retained earnings.

CPE Inc.'s payments under the Tax Receivable Agreement would be greater if CPE Inc. generates income significantly in excess of its current estimated future taxable income over the anticipated life of its mines, for example, because CPE Inc. acquires additional LBAs beyond its existing LBAs and, as a result, CPE Inc. realizes the full tax benefit of such increased tax basis (or an increased portion thereof). Required payments under the Tax Receivable Agreement also may increase or become accelerated as a result of certain asset transfers outside the ordinary course of business, a change in control of CPE Resources, or a default by CPE Inc.

Contingencies

Litigation

MMS Litigation—Decker Mine

The Minerals Management Service, or MMS, a federal agency with responsibility for collecting royalties on coal produced from federal coal leases, issued two disputed assessments against Decker Coal Company: one for coal produced from 1986-1992, and the other for coal produced from 1993-2001. Both assessments concern coal sold by Decker to Big Horn Coal Company, or Big Horn, and Black Butte Coal Company, or Black Butte, and in turn resold by those entities to Commonwealth Edison Company to satisfy requirements under long-term contracts between those entities and Commonwealth Edison. The MMS maintained that Decker's royalties should not be based on the prices at which Decker actually sold coal to Big Horn and Black Butte because MMS did not believe those prices represented the results of arm's length negotiation. MMS based this conclusion on the facts that those entities were both affiliates of KCP, Inc., formerly known as Kiewit Coal Properties, Inc., which is also a 50% owner of Decker, and that the sales were contingent on Big Horn's and Black Butte's ability to resell the coal to Commonwealth Edison, which did not leave Big Horn and Black Butte at market risk. Instead, the MMS assessed Decker's royalties based on the higher prices set under Big Horn's and Black Butte's separate long-term contracts with Commonwealth Edison.

With respect to the period 1986-1992, the MMS assessment did not contain a specific dollar amount. Decker appealed the assessment through the administrative process with the MMS and that appeal was unsuccessful. A further appeal was filed before the United States District Court for the District of Montana. In March 2009, the District Court set aside the MMS assessment and entered judgment for Decker ("Decker I"). The MMS did not appeal the ruling.

17. Commitments and Contingencies (Continued)

With respect to the period 1993-2001, the MMS assessed approximately $7.5 million plus interest, which was estimated to be approximately $11 million inclusive of interest. Decker appealed the MMS assessment through the administrative process with the MMS and that appeal was unsuccessful. A further appeal was filed before the United States District Court for the District of Montana. In February 2010, the District Court vacated the administrative order from the Interior Board of Land Appeals affirming the MMS assessment. The District Court remanded the case to the MMS for further review and noted that the remand would not unduly prejudice Decker in light of the District Court's opinion in Decker I. There is no MMS assessment currently pending against Decker for the 1993 - 2001 period.

We have not accrued a liability in our consolidated financial statements with respect to this matter as any potential losses are not considered to be probable and reasonably estimable. If the MMS issues a new assessment for the 1993 - 2001 period, Decker believes it will have substantive challenges to any such assessment in light of the District Court's decision in Decker I. Decker also believes that it has contractual price escalation protection from any increased assessments for 1993-2001; and that, in addition, Commonwealth Edison has indemnified Black Butte with respect to the 1993-2001 assessment, and that in furtherance of that obligation, Commonwealth Edison or its parent company, Exelon Generation, Inc., has therefore agreed to indemnify Decker directly for such matters. If a new assessment is issued by the MMS for the 1993 - 2001 period and is upheld and the indemnities and/or price protections were ultimately not available to Decker, the resulting Decker liability could be material. As a result of our 50% ownership interest in Decker, our financial results could in turn be materially adversely affected. We consider Decker's conclusions to be reasonable; however, we have not relied upon Decker's conclusions in reaching our decision that any potential losses are not considered probable and reasonably estimable.

Caballo Coal Company Litigation—Spring Creek

In September 2009, Caballo Coal Company, or Caballo, a subsidiary of Peabody Energy Corporation, commenced an action in Wyoming state court against Spring Creek Coal Company, or Spring Creek, our wholly-owned subsidiary, asserting that Spring Creek repudiated its allegedly remaining obligation under a 1987 agreement to purchase an additional approximately 1.6 million tons of coal, for which it seeks unspecified damages. Spring Creek believes that it has meritorious defenses to the claim, including that Caballo breached the agreement by failing to make required deliveries in 2006 and 2007. Spring Creek also believes that it has meritorious counterclaims against Caballo. If, however, the case was determined in an adverse manner to us, the payment of any judgment could be material to our results of operations.

Other Legal Proceedings

We are involved in other legal proceedings arising in the ordinary course of business and may become involved in additional proceedings from time to time. We believe that there are no other legal proceedings pending that are likely to have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or an accrual within a particular fiscal period may adversely impact our results of operations for that period. In addition to claims and lawsuits against us, our LBAs, permits and other industry regulatory processes and approvals may also be subject to legal challenges that may adversely impact our mining operations

17. Commitments and Contingencies (Continued)

and results. For example, the West Antelope II LBA, which we have nominated for lease with the Bureau of Land Management, is subject to pending legal challenges filed in 2010 against the Bureau of Land Management and the Secretary of the Interior by environmental organizations.

Tax Contingencies

Our income tax calculations are based on application of the respective U.S. federal or state tax law. Our tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax benefits when it is more likely than not a position will be upheld by the tax authorities. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense. We are not potentially liable for income tax contingencies related to periods prior to our IPO, as the income taxes recognized in our consolidated financial statements for such periods were reported in Rio Tinto America's consolidated income tax returns, and Rio Tinto has agreed to indemnify us for any claims related to such income taxes.

Several audits involving our taxes other than income taxes currently are in progress. We have provided our best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of such tax audits.

Concentrations of Risk and Major Customer

Approximately 83%, 84% and 69% of our revenues for the years ended December 31, 2010, 2009 and 2008, respectively, were under multi-year contracts which specify pricing terms. While the majority of the contracts are fixed-price contracts, certain contracts have escalation provisions for determining periodic price changes. No single customer accounted for 10% or more of revenues in 2010. One customer accounted for revenues of $140.4 million and $135.1 million for the years ended December 31, 2009 and 2008, respectively, representing more than 10% of consolidated revenues. We generally do not require collateral or other security on accounts receivable because our customers are comprised primarily of investment grade electric utilities. The credit risk is controlled through credit approvals and monitoring procedures.

Guarantees and Off-Balance Sheet Risk

In the normal course of business, we are party to guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit, performance or surety bonds and indemnities, which are not reflected on the consolidated balance sheet. In our past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these guarantees or off-balance-sheet instruments.

United States federal and state laws require we secure certain of our obligations to reclaim lands used for mining and to secure coal lease obligations. The primary method we have used to meet these reclamation obligations and to secure coal lease obligations is to provide a third-party surety bond, typically through an insurance company, or provide a letter of credit, typically through a bank. Specific bond and or letter of credit amounts may change over time, depending on the activity at the respective site and any specific requirements by federal or state laws. As of December 31, 2010, we had $10.5 million of standby of letters of credit and $525.0 million of performance bonds outstanding (including our proportional share of the Decker mine) to secure certain of our obligations to reclaim lands used for mining and to secure coal lease obligations.

18. Related Party Transactions

Credit Arrangements and Guarantee Fees

While we were a subsidiary of Rio Tinto, Rio Tinto served as guarantor of our surety bonds and certain letters of credit securing our obligations were issued on our behalf under Rio Tinto's credit facilities. In connection with the IPO structuring transactions, we agreed to use our commercially reasonable efforts to obtain new surety bonds, letters of credit or other credit arrangements and to obtain the full release of Rio Tinto with respect to the existing arrangements. As of December 31, 2009, Rio Tinto remained the guarantor under these arrangements and we maintained $80.2 million in restricted cash as collateral for the benefit of Rio Tinto. As of December 31, 2010, we had obtained replacement surety bonds for all of the $445.5 million in bonds for which Rio Tinto had been the guarantor. Included in interest expense was $683,000 in fees Rio Tinto charged us in connection with transitional support of our credit arrangements for the year ended December 31, 2010, and $1.2 million of guarantee fees for the year ended December 31, 2009.

Transitional Support Services

Following our IPO, Rio Tinto affiliates provided certain transitional support services to us pursuant to a transition services agreement. Costs incurred under this agreement are included in selling, general and administrative expenses and totaled $464,000 for the period from November 20, 2009 to December 31, 2009.

We began leasing office space from Rio Tinto America during 2007. Rental expense for this lease was $245,000, $367,000 and $651,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Following the distribution of our interests in Colowyo and the uranium mining venture (see Note 4), we provided certain transitional management and administrative support services to the distributed entities on a cost reimbursement basis. Fees for these transitional support services are included as a reduction in cost of product sold and selling, general and administrative expenses, and totaled $1.4 million for the year ended December 31, 2009. These transitional services were terminated in March 2009.

Coal Sales

Included in revenues were $27.7 million, $21.4 million and $13.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, for sales of coal to Venture Fuels Partnership, a 50% owned coal marketing company.

Other Commercial Transactions

From time to time, we enter into arms-length commercial arrangements in the ordinary course of business with Rio Tinto, including selling coal to Rio Tinto and engaging Rio Tinto for agency services in connection with our export coal sales. Since our November 2009 IPO and through the twelve months ended December 31, 2010, we have paid approximately $0.3 million for agency services and received $8.6 million for export coal sales agreements. For calendar years 2011 and 2012, we expect to pay approximately $0.7 million for agency services and receive approximately $17.4 million for export coal sales agreements based on currently proposed transactions.

18. Related Party Transactions (Continued)

For additional related party transactions, see "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" and "Pre-IPO Expense Allocations" in Note 2 and Part III of this Form 10-K.

19. Segment Information

Our management reviews, manages and operates our business as a single operating segment—the production of low sulfur, steam coal from surface mines, located in the Western region of the U.S. within the Powder River Basin ("PRB"), which is sold to electric utilities and industrial customers.

The following table presents a summary of total revenues from external customers by geographic location for the years ended December 31 (in thousands):

	2010	2009	2008
United States	$1,194,800	$1,271,738	$1,183,299
Other	175,961	126,462	56,412
Total revenues from external customers	$1,370,671	$1,398,200	$1,239,711

We attribute revenue to individual countries based on the location of the customer. Our sales outside of the United States are made primarily to customers in Asia and Canada.

As of December 31, 2010 and 2009, all of our long-lived assets were located in the U.S. All of our revenues for the years ended December 31, 2010, 2009 and 2008 originated in the U.S.

20. Cloud Peak Energy Inc. (Parent Company Only) Financial Information

The following parent company only condensed financial information reflects the financial condition, results of operations and cash flows of Cloud Peak Energy Inc. The results of operations and cash flows are for the years ended December 31, 2010, 2009 and 2008.

20. Cloud Peak Energy Inc. (Parent Company Only) Financial Information (Continued)

Condensed Statements of Operations

	Period Ended December 31,		
	2010	2009	2008
	(in thousands)		
Revenues	$ 9,469	$ 475	$ —
Costs and expenses			
General and administrative expenses	9,517	475	116
Total costs and expenses	9,517	475	116
Loss before equity in earnings of consolidated subsidiaries and income taxes	(48)	—	(116)
Equity in earnings of Cloud Peak Energy Resources LLC	86,237	12,791	—
Interest expense	(21)	—	—
Change in TRA liability	(19,669)	—	—
Income tax provision	(32,762)	(4,216)	—
Net income (loss)	$ 33,737	$ 8,575	$(116)

20. Cloud Peak Energy Inc. (Parent Company Only) Financial Information (Continued)

Condensed Balance Sheets

	December 31,	
	2010	2009
	(in thousands)	
ASSETS		
Current assets		
Cash	$ 1	$ —
Deferred income taxes	6,483	280
Due from related party	11,297	—
Prepaid income tax	5,505	—
Other assets	1,200	891
Total current assets	24,486	1,171
Deferred income taxes	62,021	100,520
Other assets	96	—
Investment in Cloud Peak Energy Resources LLC	639,260	205,995
Total assets	$725,863	$307,686
LIABILITIES and SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 133	$ —
Due to related party	—	106
Current portion of tax agreement liability	18,226	758
Accrued expenses	4,420	166
Total current liabilities	22,779	1,030
Tax agreement liability, net of current portion	171,885	53,751
Total liabilities	194,664	54,781
Total shareholders' equity	531,199	252,905
Total liabilities and shareholders' equity	$725,863	$307,686

20. Cloud Peak Energy Inc. (Parent Company Only) Financial Information (Continued)

Condensed Statements of Cash Flows

	Period Ended December 31,		
	2010	2009	2008
	(in thousands)		
Operating activities			
Net income (loss)	$ 33,737	$ 8,575	$(116)
Adjustments to reconcile net income (loss) to net cash used in operating activities	(33,736)	(8,575)	116
Net cash used in operating activities	1	—	—
Investing activities			
Net cash provided by investing activities	—	—	—
Financing activities			
Issuance of common stock	—	433,755	—
Distribution to Rio Tinto America	—	(433,755)	—
Net cash provided by financing activities	—	—	—
Increase (decrease) in cash and cash equivalents	1	—	—
Cash and cash equivalents at beginning of period	—	—	—
Cash and cash equivalents at end of period	$ 1	$ —	$ —

21. Summary Unaudited Quarterly Financial Information

A summary of the unaudited quarterly results of operations for the years ended December 31, 2010 and 2009 is presented below (in thousands except share amounts).

	Year Ended December 31, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$310,993	$341,603	$372,364	$345,801
Operating income	47,826	58,306	64,350	41,393
Income from continuing operations	28,762	39,170	19,516	29,749
Net income	28,762	39,170	19,516	29,749
Net income (loss) attributable to controlling interest	11,597	15,858	(6,599)	12,881
Income (loss) per common share from continuing operations attributable to the controlling interest:				
Basic	$ 0.38	$ 0.52	$ (0.22)	$ 0.28
Diluted	$ 0.38	$ 0.51	$ (0.22)	$ 0.28

Our second, third and fourth quarter 2010 operating results included $4.3 million ($3.5 million after tax), $4.3 million ($3.5 million after tax), and $6.8 million ($4.4 million after tax) charges due to updates to estimates for non-income based taxes.

Our third quarter 2010 operating results included a $19.7 million charge to income from continuing operations and a $5.4 million charge to income tax expense related to our Tax Receivable

21. Summary Unaudited Quarterly Financial Information (Continued)

Agreement. See Note 17. This adjustment reduced third quarter income from continuing operations and net income by $25.1 million, and reduced related basic and diluted per share amounts by $0.77.

In the fourth quarter of 2010, we completed the Secondary Offering (see Note 2).

	Year Ended December 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$360,493	$343,552	$357,241	$336,914
Operating income	64,140	69,531	73,260	48,072
Income from continuing operations	45,155	49,623	52,490	35,204
Net income	56,809	60,416	72,833	203,492
Net income attributable to controlling interest	56,809	60,416	72,833	191,643
Income per common share from continuing operations attributable to the controlling interest:				
Basic	$ 0.75	$ 0.83	$ 0.87	$ 0.50
Diluted	$ 0.75	$ 0.83	$ 0.87	$ 0.50

In the fourth quarter of 2009, we sold the Jacobs Ranch mine (see Note 4), completed our initial public offering and related IPO structuring transactions (see Note 2), entered into debt financing transactions, including the issuance of our Senior Notes and the execution of our Credit Facility (see Note 9) and granted share-based compensation awards to our employees and directors (see Note 15).

Our fourth quarter 2009 operating results included a $3.6 million favorable adjustment to amortization expense related to an acquired coal supply contract that expires in 2010. See Note 7. This adjustment increased fourth quarter income from continuing operations and net income by $2.5 million, and increased related diluted per share amounts by $0.01, with no impact on related basic per share amounts.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None

Item 9A. ***Controls and Procedures.***

Disclosure Controls and Procedures

An evaluation was performed by management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, were effective at a reasonable assurance level as of December 31, 2010.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their audit report included herein.

Remediation Steps to Address the Previously Disclosed Material Weaknesses

We previously reported material weaknesses in our internal controls over financial reporting related to maintaining a sufficient complement of personnel with an appropriate level of accounting, taxation and financial reporting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements on a stand-alone basis and the complexity of our operations and transactions. The previously reported material weaknesses also related to maintaining an adequate system of processes and internal controls sufficient to support our financial reporting requirements and produce timely and accurate U.S. GAAP consolidated financial statements consistent with being a stand-alone public company.

We have implemented changes and improvements in our internal control over financial reporting to remediate the control deficiencies that gave rise to the material weaknesses. These changes included:

- employing a new Vice President and Chief Accounting Officer; Vice President, Treasury; Vice President, Tax; Vice President, Investor Relations; Director, Internal Audit; and Senior Vice President and General Counsel, all of whom have experience in large U.S. publicly traded companies;
- making numerous policy and procedure changes as part of our on-going program to strengthen the organization structure, financial reporting procedures and system of internal control over financial reporting; and
- making other changes to improve the effectiveness of our internal control over financial reporting, including upgrading our financial reporting function and documenting and testing our key internal controls.

We completed the remedial procedures described above and have concluded that the steps taken were sufficient to eliminate the previously disclosed material weaknesses.

Changes in Internal Control Over Financial Reporting

As described above, there were changes in our internal control over financial reporting during the quarter ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

We had a strong safety performance in 2010. According to MSHA data for our three owned and operated mines, we had one of the lowest 2010 all injury frequency rates (AIFR) among the ten largest U.S. coal producers of 0.58. For the three months ended December 31, 2010, the AIFR for our three owned and operated mines was 0.27 (calculated internally based on MSHA methodology). The AIFR is the number of reportable injuries suffered by employees per 200,000 hours worked.

Quarterly Reporting Pursuant to Wall Street Reform and Consumer Protection Act Section 1503

As provided by Section 1503 of the Wall Street Reform and Consumer Protection Act, Cloud Peak Energy provides the following safety-related information for our three operated mines:

	Year Ended December 31, 2010		
Item	**Antelope Mine**	**Cordero Rojo Mine**	**Spring Creek Mine**
Section 104 S&S citations (#)(1)	15	8	—
Section 104(b) orders (#)(2)	—	—	—
Section 104(d) citations and orders (#)(3)	—	—	—
Section 110(b)(2) violations (#)(4)	—	—	—
Section 107(a) orders (#)(5)	—	1	—
Proposed MSHA assessments ($)(6)	$23,264	$22,102	$1,542
Fatalities (#)(7)	—	—	—
Section 104(e) notices(8)	—	—	—
Pending Mine Safety Commission legal actions (including any contested penalties for citations issued)(9)	—	One pending proceeding under Section 105(c)(10)	—

	Three Months Ended December 31, 2010		
Item	**Antelope Mine**	**Cordero Rojo Mine**	**Spring Creek Mine**
Section 104 S&S citations (#)(1)	2		—
Section 104(b) orders (#)(2)	—	—	—
Section 104(d) citations and orders (#)(3)	—	—	—
Section 110(b)(2) violations (#)(4)	—	—	—
Section 107(a) orders (#)(5)	—	—	—
Proposed MSHA assessments ($)(6)	$319	—	—
Fatalities (#)(7)	—	—	—
Section 104(e) notices(8)	—	—	—
Pending Mine Safety Commission legal actions (including any contested penalties for citations issued)(9)	—	One pending proceeding under Section 105(c)(10)	—

(1) Total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the Act) for which we received a citation from MSHA.

(2) Total number of orders issued under section 104(b) of the Act (30 U.S.C. 814(b)).

(3) Total number of citations and orders for unwarrantable failure of Cloud Peak Energy to comply with mandatory health or safety standards under section 104(d) of the Act (30 U.S.C. 814(d)).

(4) Total number of flagrant violations under section 110(b)(2) of the Act (30 U.S.C. 820(b)(2)).

(5) Total number of imminent danger orders issued under section 107(a) of the Act (30 U.S.C. 817(a)).

(6) Total dollar value of proposed assessments from MSHA under the Act (30 U.S.C. 801 et seq.).

(7) Total number of mining-related fatalities.

(8) Any coal mines owned and operated by us that received written notice from MSHA of (A) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal mine health or safety hazards under section 104(e) of such Act (30 U.S.C. 814(e)); or (B) the potential to have such a pattern.

(9) Any pending legal action before the Federal Mine Safety and Health Review Commission involving a coal mine owned and operated by us.

(10) Docket No. WEST 2010-1314-D in which a terminated employee claims that such termination constituted unlawful retaliation for alleged safety-related statements made to the company.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is included under the caption Election of Class II Directors in our Proxy Statement to be distributed to our stockholders in connection with our 2011 annual meeting and in Part I of this report under the caption Executive Officers of the Company. Such information is incorporated herein by reference. The information required by Items 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is included under the captions Section 16(a) Beneficial Ownership Reporting Compliance, Corporate Governance and Executive Compensation, respectively, in our Proxy Statement to be distributed to our stockholders in connection with our 2011 annual meeting under the caption Executive Compensation and is incorporated herein by reference.

Item 11. ***Executive Compensation.***

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is included in our Proxy Statement to be distributed to our stockholders in connection with our 2011 annual meeting under the caption Executive Compensation and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by Item 403 of Regulation S-K is included under the caption Security Ownership of Management and Principal Stockholders in our Proxy Statement to be distributed to our stockholders in connection with our 2011 annual meeting and is incorporated herein by reference.

As required by Item 201(d) of Regulation S-K, the following table provides information regarding our equity compensation plans as of December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,032,495	$15.07	1,489,188
Equity compensation plans not approved by security holders	—	—	—
Total	1,032,495	$15.07	1,489,188

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by Item 404 of Regulation S-K is included under the captions Certain Relationships and Related Transactions and Independence of Directors in our Proxy Statement and is incorporated herein by reference. The information required by Item 407(a) of Regulation S-K is included under the caption Executive Compensation in our Proxy Statement to be distributed to our stockholders in connection with our 2011 annual meeting and is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services.***

The information required by Item 9(e) of Schedule 14A is included under the caption Fees Paid to Independent Registered Public Accounting Firm in our Proxy Statement to be distributed to our stockholders in connection with our 2011 annual meeting and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *The following documents are filed as part of this Report:*

(1) Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008

Consolidated Statements of Equity for the Years Ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

(2) Reserved

(3) Exhibit List

(b) *Exhibits*

The following documents are filed as part of this annual report on Form 10-K. The Company will furnish a copy of any exhibit listed to requesting stockholders upon payment of the Company's reasonable expenses in furnishing those materials.

Exhibit Number	Description of Documents
2.1	Membership Interest Purchase Agreement, dated as of March 8, 2009 by and between Rio Tinto Sage LLC and Arch Coal, Inc. (incorporated herein by reference to Exhibit 2.1 to Arch Coal, Inc.'s Current Report on From 8-K filed on March 12, 2009), as amended by the first amendment, dated as of April 6, 2009 (incorporated herein by reference to Exhibit 2.3 to Arch Coal, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009), as amended by the second amendment, dated as of September 30, 2009 (Incorporated herein by reference to Exhibit 2.1 to Arch Coal, Inc.'s Current Report on Form 8-K filed on October 1, 2009)
3.1	Amended and Restated Certificate of Incorporation of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated by reference to Exhibit 3.2 to Amendment No. 3 to the Company's Form S-1 filed on November 2, 2009)
3.2	Amended and Restated Bylaws of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated by reference to Exhibit 3.1 of the Company's current report on Form 8-K filed on December 2, 2009)
4.1	Form of stock certificate of Cloud Peak Energy Inc. (Incorporated by reference to Exhibit 4.1 of the Amendment No. 5 to Company's Form S-1 filed on November 16, 2009)
4.2	Indenture, dated as of November 25, 2009, by and among CPE LLC (and its subsidiaries listed on the signature page), Cloud Peak Energy Finance Corp., Wilmington Trust Company and Citibank, N.A. (Incorporated by reference to Exhibit 4.1 of the Company's current report on Form 8-K filed on December 2, 2009)

Exhibit Number	Description of Documents
4.3	Registration Rights Agreement, dated as of November 25, 2009, by and among CPE LLC (and its subsidiaries listed on the signature page thereto), Cloud Peak Energy Finance Corp., and Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets Corporation, as the representatives of the several purchasers (Incorporated by reference to Exhibit 4.2 of the Company's current report on Form 8-K filed on December 2, 2009)
10.1	Federal Coal Lease WYW-151643: Antelope Coal Mine (Incorporated by reference to Exhibit 10.1 of the Company's Form S-1 filed on August 12, 2009)
10.2	Federal Coal Lease WYW-141435: Antelope Coal Mine (Incorporated by reference to Exhibit 10.2 of the Company's Form S-1 filed on August 12, 2009)
10.3	Federal Coal Lease WYW-0321780: Antelope Coal Mine (Incorporated by reference to Exhibit 10.3 of the Company's Form S-1 filed on August 12, 2009)
10.4	Federal Coal Lease WYW-0322255: Antelope Coal Mine (Incorporated by reference to Exhibit 10.4 of the Company's Form S-1 filed on August 12, 2009)
10.5	State of Wyoming Coal Lease No. 0-26695: Antelope Coal Mine (Incorporated by reference to Exhibit 10.5 of the Company's Form S-1 filed on August 12, 2009)
10.6	Federal Coal Lease WYW-8385: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.6 of the Company's Form S-1 filed on August 12, 2009)
10.7	Federal Coal Lease WYW-23929: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.7 of the Company's Form S-1 filed on August 12, 2009)
10.8	Federal Coal Lease WYW 174407: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.8 of the Company's Form S-1 filed on August 12, 2009)
10.9	Federal Coal Lease WYW-154432: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.9 of the Company's Form S-1 filed on August 12, 2009)
10.10	State of Wyoming Coal Lease No. 0-26935-A: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.10 of the Company's Form S-1 filed on August 12, 2009)
10.11	State of Wyoming Coal Lease No. 0-26936-A: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.11 of the Company's Form S-1 filed on August 12, 2009)
10.12	Federal Coal Lease MTM-88405: Spring Creek Mine (Incorporated by reference to Exhibit 10.12 of the Company's Form S-1 filed on August 12, 2009)
10.13	Modified Federal Coal Lease MTM-069782: Spring Creek Mine (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 18 2010)
10.14	Federal Coal Lease MTM-94378: Spring Creek Mine (Incorporated by reference to Exhibit 10.14 of the Company's Form S-1 filed on August 12, 2009)
10.15	State of Montana Coal Lease No. C-1101-00: Spring Creek Mine (Incorporated by reference to Exhibit 10.15 of the Company's Form S-1 filed on August 12, 2009)
10.16	State of Montana Coal Lease No. C-1099-00: Spring Creek Mine (Incorporated by reference to Exhibit 10.16 of the Company's Form S-1 filed on August 12, 2009)
10.17	State of Montana Coal Lease No. C-1100-00: Spring Creek Mine (Incorporated by reference to Exhibit 10.17 of the Company's Form S-1 filed on August 12, 2009)

Exhibit Number	Description of Documents
10.18	State of Montana Coal Lease No. C-1088-05: Spring Creek Mine (Incorporated by reference to Exhibit 10.18 of the Company's Form S-1 filed on August 12, 2009)
10.19	Agreement by and among Western Minerals, Inc., Wytana, Inc., Montana Royalty Company, Ltd. and Peter Kiewit Sons' Inc., dated September 1, 1970, as amended by supplement dated as of January 1, 1974, amendment No. 2 dated as of December 1, 1977, amendment No. 3, dated as of August 24, 1978, amendment No. 4, dated as of January 1, 1982, amendment No. 5, dated as of July 9, 1983, amendment No. 6, dated as of May 7, 1985, amendment No. 7, dated as of January 1, 1989, amendment No. 8, dated as of January 1, 1989, amendment No. 9, dated as of December 13, 1990 (sic), amendment No. 10, dated as of January 1, 1999, and amendment No. 11, dated as of April 9, 2002 (Incorporated by reference to Exhibit 10.19 of the Company's Form S-1 filed on August 12, 2009)
10.20	Master Separation Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.21	Transition Services Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC and Rio Tinto Services Inc. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.22	Registration Rights Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc., and Kennecott Management Services Company (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.23	Employee Matters Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc., Cloud Peak Energy Services Company and, for a limited purpose, Rio Tinto plc and Rio Tinto Limited (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.24	Third Amended and Restated Limited Liability Company Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.25	Acquisition Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.26	Promissory Note, dated as of November 19, 2009, by Cloud Peak Energy Inc. in favor of Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.27	Trademark Assignment Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Resources LLC and Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.28	Management Services Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC (Incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed on November 25, 2009)

Exhibit Number	Description of Documents
10.29	RTEA Coal Supply Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Resources LLC and Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.30	Tax Receivable Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.31	Credit Agreement, dated as of November 25, 2009, by and among CPE LLC, Morgan Stanley Senior Funding, Inc., Credit Suisse AG, Cayman Islands Branch, RBC Capital Markets, Calyon New York Branch, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, Societe Generale, and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.1 of the Company's current report on Form 8-K filed on December 2, 2009)
10.32	Guarantee and Security Agreement, dated as of November 25, 2009, by and between CPE LLC (and its subsidiaries listed on the signature page) and Morgan Stanley Senior Funding, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's current report on Form 8-K filed on December 2, 2009)
10.33	Escrow Agreement, dated as of November 25, 2009, by and among CPE LLC, Rio Tinto Energy America Inc., and SunTrust Bank (Incorporated by reference to Exhibit 10.3 of the Company's current report on Form 8-K filed on December 2, 2009)
10.34	Assignment Agreement between Rio Tinto Energy America Inc. and Cloud Peak Energy LLC dated October 29, 2009 (Incorporated by reference to Exhibit 10.42 to Amendment No. 3 to the Company's Form S-1 filed on November 2, 2009)
10.35	Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.32 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)
10.36	Form of IPO Director Restricted Stock Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.44 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)
10.37	Form of IPO Nonqualified Stock Option Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.33 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)
10.38	Form of IPO Restricted Stock Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.34 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)
10.39	Form of Cloud Peak Energy Inc. Annual Incentive Plan (Incorporated by reference to Exhibit 10.35 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)
10.40	Employment Agreement between Cloud Peak Energy Inc. and Colin Marshall dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.41	Employment Agreement between Cloud Peak Energy Inc. and Michael Barrett dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.42	Employment Agreement between Cloud Peak Energy Inc. and Adrian Nick Taylor dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K filed on March 17, 2010)

Exhibit Number	Description of Documents
10.43	Employment Agreement between Cloud Peak Energy Inc. and Gary Rivenes dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.44	Employment Agreement between Cloud Peak Energy Inc. and James Orchard dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.45	Employment Agreement between Cloud Peak Energy Inc. and Cary Martin dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.46	Employment Agreement between Cloud Peak Energy Inc. and Bryan Pechersky dated as of March 3, 2010 (Incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.47	Employment Agreement between Cloud Peak Energy Inc. and Todd Myers dated as of July 6, 2010 (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2010)
10.48*	Form of Director Restricted Stock Unit Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan
21.1*	List of subsidiaries of Cloud Peak Energy Inc.
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of J.T. Boyd Company
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed or furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUD PEAK ENERGY INC.

Date: February 24, 2011

By: /s/ COLIN MARSHALL
Colin Marshall
Principal Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name and Signatures	Title	Date
/s/ COLIN MARSHALL **Colin Marshall**	(Principal Executive Officer and Director)	February 24, 2011
/s/ MICHAEL BARRETT **Michael Barrett**	(Principal Financial Officer)	February 24, 2011
/s/ HEATH HILL **Heath Hill**	(Principal Accounting Officer)	February 24, 2011
/s/ KEITH BAILEY **Keith Bailey**	(Chairman of the Board of Directors)	February 24, 2011
/s/ WILLIAM T. FOX III **William T. Fox III**	(Director)	February 24, 2011
/s/ C. KEVIN MCARTHUR **C. Kevin McArthur**	(Director)	February 24, 2011
/s/ STEVEN W. NANCE **Steven W. Nance**	(Director)	February 24, 2011
/s/ WILLIAM F. OWENS **William F. Owens**	(Director)	February 24, 2011
/s/ CHRIS TONG **Chris Tong**	(Director)	February 24, 2011

EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description of Documents
2.1	Membership Interest Purchase Agreement, dated as of March 8, 2009 by and between Rio Tinto Sage LLC and Arch Coal, Inc. (incorporated herein by reference to Exhibit 2.1 to Arch Coal, Inc.'s Current Report on From 8-K filed on March 12, 2009), as amended by the first amendment, dated as of April 6, 2009 (incorporated herein by reference to Exhibit 2.3 to Arch Coal, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009), as amended by the second amendment, dated as of September 30, 2009 (incorporated herein by reference to Exhibit 2.1 to Arch Coal, Inc.'s Current Report on Form 8-K filed on October 1, 2009)
3.1	Amended and Restated Certificate of Incorporation of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated by reference to Exhibit 3.2 to Amendment No. 3 to the Company's Form S-1 filed on November 2, 2009)
3.2	Amended and Restated Bylaws of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated by reference to Exhibit 3.1 of the Company's current report on Form 8-K filed on December 2, 2009)
4.1	Form of stock certificate of Cloud Peak Energy Inc. (Incorporated by reference to Exhibit 4.1 of the Amendment No. 5 to Company's Form S-1 filed on November 16, 2009)
4.2	Indenture, dated as of November 25, 2009, by and among CPE LLC (and its subsidiaries listed on the signature page), Cloud Peak Energy Finance Corp., Wilmington Trust Company and Citibank, N.A. (Incorporated by reference to Exhibit 4.1 of the Company's current report on Form 8-K filed on December 2, 2009)
4.3	Registration Rights Agreement, dated as of November 25, 2009, by and among CPE LLC (and its subsidiaries listed on the signature page thereto), Cloud Peak Energy Finance Corp., and Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets Corporation, as the representatives of the several purchasers (Incorporated by reference to Exhibit 4.2 of the Company's current report on Form 8-K filed on December 2, 2009)
10.1	Federal Coal Lease WYW-151643: Antelope Coal Mine (Incorporated by reference to Exhibit 10.1 of the Company's Form S-1 filed on August 12, 2009)
10.2	Federal Coal Lease WYW-141435: Antelope Coal Mine (Incorporated by reference to Exhibit 10.2 of the Company's Form S-1 filed on August 12, 2009)
10.3	Federal Coal Lease WYW-0321780: Antelope Coal Mine (Incorporated by reference to Exhibit 10.3 of the Company's Form S-1 filed on August 12, 2009)
10.4	Federal Coal Lease WYW-0322255: Antelope Coal Mine (Incorporated by reference to Exhibit 10.4 of the Company's Form S-1 filed on August 12, 2009)
10.5	State of Wyoming Coal Lease No. 0-26695: Antelope Coal Mine (Incorporated by reference to Exhibit 10.5 of the Company's Form S-1 filed on August 12, 2009)
10.6	Federal Coal Lease WYW-8385: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.6 of the Company's Form S-1 filed on August 12, 2009)
10.7	Federal Coal Lease WYW-23929: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.7 of the Company's Form S-1 filed on August 12, 2009)

Exhibit Number	Description of Documents
10.8	Federal Coal Lease WYW 174407: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.8 of the Company's Form S-1 filed on August 12, 2009)
10.9	Federal Coal Lease WYW-154432: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.9 of the Company's Form S-1 filed on August 12, 2009)
10.10	State of Wyoming Coal Lease No. 0-26935-A: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.10 of the Company's Form S-1 filed on August 12, 2009)
10.11	State of Wyoming Coal Lease No. 0-26936-A: Cordero-Rojo Mine (Incorporated by reference to Exhibit 10.11 of the Company's Form S-1 filed on August 12, 2009)
10.12	Federal Coal Lease MTM-88405: Spring Creek Mine (Incorporated by reference to Exhibit 10.12 of the Company's Form S-1 filed on August 12, 2009)
10.13	Modified Federal Coal Lease MTM-069782: Spring Creek Mine (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 18, 2010)
10.14	Federal Coal Lease MTM-94378: Spring Creek Mine (Incorporated by reference to Exhibit 10.14 of the Company's Form S-1 filed on August 12, 2009)
10.15	State of Montana Coal Lease No. C-1101-00: Spring Creek Mine (Incorporated by reference to Exhibit 10.15 of the Company's Form S-1 filed on August 12, 2009)
10.16	State of Montana Coal Lease No. C-1099-00: Spring Creek Mine (Incorporated by reference to Exhibit 10.16 of the Company's Form S-1 filed on August 12, 2009)
10.17	State of Montana Coal Lease No. C-1100-00: Spring Creek Mine (Incorporated by reference to Exhibit 10.17 of the Company's Form S-1 filed on August 12, 2009)
10.18	State of Montana Coal Lease No. C-1088-05: Spring Creek Mine (Incorporated by reference to Exhibit 10.18 of the Company's Form S-1 filed on August 12, 2009)
10.19	Agreement by and among Western Minerals, Inc., Wytana, Inc., Montana Royalty Company, Ltd. and Peter Kiewit Sons' Inc., dated September 1, 1970, as amended by supplement dated as of January 1, 1974, amendment No. 2 dated as of December 1, 1977, amendment No. 3, dated as of August 24, 1978, amendment No. 4, dated as of January 1, 1982, amendment No. 5, dated as of July 9, 1983, amendment No. 6, dated as of May 7, 1985, amendment No. 7, dated as of January 1, 1989, amendment No. 8, dated as of January 1, 1989, amendment No. 9, dated as of December 13, 1990 (sic), amendment No. 10, dated as of January 1, 1999, and amendment No. 11, dated as of April 9, 2002 (Incorporated by reference to Exhibit 10.19 of the Company's Form S-1 filed on August 12, 2009)
10.20	Master Separation Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.21	Transition Services Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC and Rio Tinto Services Inc. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.22	Registration Rights Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc., and Kennecott Management Services Company (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 25, 2009)

Exhibit Number	Description of Documents
10.23	Employee Matters Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc., Cloud Peak Energy Services Company and, for a limited purpose, Rio Tinto plc and Rio Tinto Limited (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.24	Third Amended and Restated Limited Liability Company Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.25	Acquisition Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.26	Promissory Note, dated as of November 19, 2009, by Cloud Peak Energy Inc. in favor of Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.27	Trademark Assignment Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Resources LLC and Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.28	Management Services Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC (Incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.29	RTEA Coal Supply Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Resources LLC and Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.30	Tax Receivable Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Rio Tinto Energy America Inc. (Incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed on November 25, 2009)
10.31	Credit Agreement, dated as of November 25, 2009, by and among CPE LLC, Morgan Stanley Senior Funding, Inc., Credit Suisse AG, Cayman Islands Branch, RBC Capital Markets, Calyon New York Branch, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, Societe Generale, and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.1 of the Company's current report on Form 8-K filed on December 2, 2009)
10.32	Guarantee and Security Agreement, dated as of November 25, 2009, by and between CPE LLC (and its subsidiaries listed on the signature page) and Morgan Stanley Senior Funding, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's current report on Form 8-K filed on December 2, 2009)
10.33	Escrow Agreement, dated as of November 25, 2009, by and among CPE LLC, Rio Tinto Energy America Inc., and SunTrust Bank (Incorporated by reference to Exhibit 10.3 of the Company's current report on Form 8-K filed on December 2, 2009)
10.34	Assignment Agreement between Rio Tinto Energy America Inc. and Cloud Peak Energy LLC dated October 29, 2009 (Incorporated by reference to Exhibit 10.42 to Amendment No. 3 to the Company's Form S-1 filed on November 2, 2009)
10.35	Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.32 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)

Exhibit Number	Description of Documents
10.36	Form of IPO Director Restricted Stock Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.44 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)
10.37	Form of IPO Nonqualified Stock Option Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.33 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)
10.38	Form of IPO Restricted Stock Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.34 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)
10.39	Form of Cloud Peak Energy Inc. Annual Incentive Plan (Incorporated by reference to Exhibit 10.35 to Amendment No. 5 to the Company's Form S-1 filed on November 16, 2009)
10.40	Employment Agreement between Cloud Peak Energy Inc. and Colin Marshall dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.41	Employment Agreement between Cloud Peak Energy Inc. and Michael Barrett dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.42	Employment Agreement between Cloud Peak Energy Inc. and Adrian Nick Taylor dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.43	Employment Agreement between Cloud Peak Energy Inc. and Gary Rivenes dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.44	Employment Agreement between Cloud Peak Energy Inc. and James Orchard dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.45	Employment Agreement between Cloud Peak Energy Inc. and Cary Martin dated as of November 14, 2009 (Incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.46	Employment Agreement between Cloud Peak Energy Inc. and Bryan Pechersky dated as of March 3, 2010 (Incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K filed on March 17, 2010)
10.47	Employment Agreement between Cloud Peak Energy Inc. and Todd Myers dated as of July 6, 2010 (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 5, 2010)
10.48*	Form of Director Restricted Stock Unit Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan
21.1*	List of subsidiaries of Cloud Peak Energy Inc.
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Consent of J.T. Boyd Company
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Documents
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed or furnished herewith

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Exhibit 31.1

CERTIFICATION

I, Colin Marshall, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 24, 2011

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Michael Barrett, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 24, 2011

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Colin Marshall, the Chief Executive Officer of Cloud Peak Energy Inc. (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2010 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 24, 2011

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Michael Barrett, the Chief Financial Officer of Cloud Peak Energy Inc. (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2010 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 24, 2011

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer